Form 10-K, Exhibit 13
period 1993-12-31
INTERMET CORP
filed 1994-03-29
CIK 745287

                                                                      EXHIBIT 13

DISCUSSION OF FINANCIAL INFORMATION

Results of Operations

1993 Compared to 1992

Net sales in 1993 rose $42.3 million over 1992. This growth was the result of an increase in shipments to the Company's U.S. automotive customers of almost 20%, approximately one-third of which related to a major new order from Ford which was only in production for part of 1992. Partially offsetting this growth was a 20% drop in shipments from the Company's German foundry due to the recession in Europe. Sales in the U.S. are expected to continue improving in 1994, but the rate of improvement will be lower than in 1993. Sales in Europe are expected to remain weak throughout 1994.

Gross profit fell $4.8 million in 1993 despite the higher sales, reducing the consolidated gross margin to 8% of sales from 10% in 1992. Losses at the Ironton, Ohio foundry were one reason for the lower gross profit. These losses were the result of continuing startup costs and manufacturing problems related to the additions of both a new production line for the Ford order noted above and a second shift on the existing production line at that plant in the last half of 1992. The workload also became unbalanced among certain plants when U.S. sales surged in the first half of 1993. This led to inefficient utilization of the Company's domestic foundry capacity. In addition, profits and margins fell at the German foundry as a result of the sharp decline in sales from that plant. Offsetting these factors was a significant improvement in the operating results of the Columbus, Georgia foundry after replacement of the molding lines there was completed in early 1993.

Operating expenses were relatively unchanged in 1993 compared to 1992 and, as a result, fell as a percent of sales from 8.5% to 7.8%. Operating expenses should remain at their current level for 1994 as well.

The Company reported an operating loss of $23.5 million in 1993. In 1992 the Company had an operating profit of $5.8 million. While the factors noted above contributed to the loss, the principal reason for the loss was a $24 million restructuring charge. This charge was primarily related to the Company's decision to close the Lower Basin foundry in Virginia. A number of factors led to this decision, including the amount of capital expenditures required at the plant in the next few years, its location in a flood plain and the uncertain outlook for profitable operations. The foundry had stopped pouring iron by the end of 1993 and will close completely during 1994. The restructuring charge included provisions for severance pay and employee benefits for Lower Basin and certain other employees who supported the plant's operation, write-down of assets, operating losses until closing and other costs expected to be incurred as a result of this decision. Management expects this decision to pay for itself within three years through improved operations and lower overhead.

Operating results are expected to improve significantly in 1994 over 1993, even after ignoring the effect of the restructuring charge on 1993 results. This expectation is based on continued growth in the U.S. market, better and more efficient utilization of remaining capacity and price increases obtained or expected to be obtained on certain products.

Net interest expense for 1993 increased $1.4 million over the prior year, due largely to higher borrowing levels used to fund capital expenditures. The effect of higher borrowing levels was offset in part by capitalized interest of approximately $1 million related to the expansion of the New River foundry in Virginia.

The Company recorded an income tax benefit of $8.5 million on a pretax loss of $29.1 million in 1993. Deferred tax assets increased $14 million during the year to more than $50 million. While management believes most of these deferred tax assets will eventually be realized, valuation allowances have been established for a substantial portion of these assets given the available objective evidence required under generally accepted accounting principles. Management did not believe it was necessary to fully reserve all of the 1993 increase because it believes it is more likely than not that sufficient pretax income (approximately $25 million) can be generated through future profitable operations or tax planning strategies. The 1993 income tax benefit was also affected by a decrease in the German tax rate.

The Company adopted Statements of Financial Accounting Standards No. 106 and 109 in 1992. These statements changed the methods of accounting for postretirement benefits and income taxes, and their adoption resulted in a net charge against 1992 results of $28.4 million for the cumulative effect on prior years. Such adoption also caused postretirement benefit expense to increase by $2.4 million and $1.6 million in 1993 and 1992, respectively.

1992 Compared to 1991

Net sales in 1992 climbed $82.2 million over 1991. Over $26 million of this rise was due to the acquisition of PBM Industries and InterMotive Technologies at the end of March 1992. Another $38 million was the result of an increase in sales by the Company's U.S. foundry group. Sales at the Company's German foundry grew over $15 million, approximately $4 million of which was due to a change in the average exchange rate between 1991 and 1992. The growth in sales at the Company's foundries was due to an increase in tons shipped, primarily for existing orders with current customers. Approximately one-fourth of the increase in sales of the U.S. foundry group was related to a major new order from Ford.

Gross profit rose $3.7 million in 1992 compared to 1991, although it fell as a percent of sales to 10% from 11.4%. The consolidated gross margin suffered primarily for three reasons. First, the changes previously noted at the Ironton plant caused significant startup costs in the second half of the year. Second, the acquisition of PBM had a minimal effect on gross profit relative to its effect on sales, thereby diluting the consolidated gross margin. Finally, the change in accounting for postretirement benefits reduced gross profit approximately $1.6 million effective January 1, 1992.

Operating expenses rose $5.4 million in 1992 over the prior year, almost $2 million of which was related to the addition of PBM. Other factors contributing to this rise were costs associated with the Company's recent pursuit of the aluminum castings market and increased costs at the U.S. foundry group. The increase in costs at the U.S. foundry group reflects increasing demands from customers for support services and effects of the Company's capital expenditure program. As a percent of sales, operating expenses fell from 9% for 1991 to 8.5% for 1992.

Net interest expense increased from $3.1 million in 1991 to $4.1 million in 1992. Interest income fell as U.S. interest rates dropped and average cash balances declined. Interest expense was up slightly as the effect of increased borrowing levels was largely offset by the effect of lower interest rates in the U.S. The decline in cash balances and increase in borrowing levels were due to the Company's capital expenditure program discussed further below.

The Company recorded an income tax provision of $4.3 million on pretax income of $2.3 million in 1992. This compares to an income tax provision of $3.1 million on pretax income of $11.9 million in 1991. The effective rate was high in 1992 primarily because the German foundry, which was taxed at rates over 50%, generated a pretax profit while the combined U.S. operations, which were taxed at much lower rates, produced a net pretax loss. Also, the additional postretirement benefit expense accrued in 1992 was recorded without a related tax benefit. The 1991 rate was unusually low because the gain from sale of a subsidiary actually generated a capital loss for tax purposes. This in turn led to a reduction of the 1991 income tax provision.

Liquidity and Capital Resources

The Company's financial position weakened during 1993 due to the net loss and increased borrowings to fund capital expenditures. Certain balance sheet data is summarized below:

                                             December 31
                                      1992                1993
- --------------------------------------------------------------
Funded debt                   $ 76,751,000        $106,593,000
Shareholders' equity           101,054,000          75,532,000
Net working capital             30,406,000          39,631,000

The significant increase in borrowings during 1993 was primarily used to fund capital expenditures and an increase in working capital. The major capital expenditure program begun two years ago is almost completed. The last project, the addition of a new molding line at the New River foundry, is expected to begin operating during the second quarter of 1994. Capital expenditures are expected to be at or below the level of depreciation in 1994.

The net loss led to a significant decrease in shareholders' equity. Much of the net loss was due to the $24 million restructuring charge accrued in 1993, most of which has yet to require the use of funds. The Company expects to spend approximately $4 million in each of 1993, 1994 and 1995 from cash provided by operations to fund items accrued as part of the restructuring. At least $6 million of the restructuring charge represents noncash charges which will not result in a cash outflow. Most of the remaining amount will probably not require funding for several years.

At December 31, 1993 the Company and its subsidiaries had approximately $19 million of unused borrowing capacity under various credit agreements, and an additional $16 million available if certain financial ratios are maintained. Management believe cash from operations and the availability of unused borrowing capacity will be sufficient to fund 1994 working capital needs and expected capital expenditures.

The Environmental Protection Agency ("EPA") filed a complaint against one of the Company's subsidiaries in August 1991. The complaint alleged various violations, the most significant of which related to the treatment of certain hazardous wastes at two foundries. The complaint demanded a penalty of approximately $1,500,000. Certain provisions were made in 1991 for the EPA penalty demand, for remediation costs at the two sites in question and for other environmental matters. The Company and the EPA reached an agreement in principle during 1993 for a reduced penalty of $330,000.

The Company has entered into negotiations with the Ohio Attorney General's office concerning past violations of Ohio water pollution laws and regulations at the Ironton foundry. In March 1994 the Attorney General's office advised the Company it could avoid litigation with respect to these violations by entering into a consent order. The Company will fully respond to the Attorney General by mid-April and expects to enter into a consent order providing for monetary penalties. Management does not expect this mattter to have a material adverse effect on the Company's operations or consolidated financial position.

The Company also incurs recurring costs to manage and dispose of waste (principally nonhazardous waste) generated as part of ongoing operations. In 1993 such costs totaled approximately $10 million. Although the Company continues to take various steps to control these costs, they are expected to increase in the future. In addition, a portion of the Company's capital expenditures are regularly incurred to limit or monitor pollution, principally for ventilation and dust control equipment. It is difficult to estimate such expenditures, but management believes they generally have been and will continue to be less than 30% of total capital expenditures.

    Five Year Financial Review



    Years Ended December 31                              1989         1990         1991         1992         1993
=================================================================================================================
    Statement of Operations Data (in thousands)
      Net sales                                      $397,122     $386,318     $319,784     $401,951     $444,214
      Restructuring Charge                                 --       12,500           --           --       24,000
      Operating profit (loss)                          28,390        1,034        7,563        5,830      (23,486)
      Income (loss) before cumulative effect of
       accounting changes                              14,530      (10,389)       8,803       (1,515)     (20,504)
      Cumulative effect on prior years of
       changes in accounting methods                       --           --           --      (28,421)          --
      Net income (loss)                                14,530      (10,389)       8,803      (29,936)     (20,504)
=================================================================================================================
    Share Data
      Earnings (loss) per share before
       cumulative effect of accounting changes          $0.68       ($0.55)       $0.42       ($0.06)      ($0.83)
      Earnings (loss) per share                          0.68        (0.55)        0.42        (1.31)       (0.83)
      Cash dividends per share                           0.20         0.20         0.14         0.16         0.12
=================================================================================================================
    Balance Sheet Data (in thousands)
      Total assets                                   $277,458     $214,875     $214,207     $274,457     $307,458
      Debt due after one year                          74,776       45,138       32,906       69,478      101,861
      Shareholders' equity                            113,833      103,591      105,407      101,054       75,532

                         Report of Independent Auditors

The Board of Directors and Shareholders
Intermet Corporation

We have audited the accompanying consolidated balance sheets of Intermet Corporation as of December 31, 1993 and 1992, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intermet Corporation at December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Notes 9 and 10 to the consolidated financial statements, in 1992 the Company changed its methods of accounting for postretirement benefits other than pensions and income taxes.


                                       /s/ Ernst & Young

Atlanta, Georgia
February 9, 1994

                              Intermet Corporation

                          Consolidated Balance Sheets


                                                                           DECEMBER 31
                                                                       1993            1992
                                                                  -----------------------------
                                                                    (In Thousands of Dollars)
ASSETS
Current assets:
  Cash and cash equivalents                                        $   11,240       $    6,097
  Accounts receivable:
   Trade, less allowance for doubtful accounts of
    $518 in 1993 and $367 in 1992                                      47,440           39,748
   Other                                                                5,502            4,929
                                                                  -----------------------------
                                                                       52,942           44,677
Inventories:
  Finished goods                                                        6,316            5,673
  Work in process                                                       7,154            4,184
  Raw materials                                                         5,345            6,050
  Supplies and patterns                                                18,417           19,080
                                                                  -----------------------------
                                                                       37,232           34,987
Income taxes                                                            5,629                -
Other current assets                                                    1,586            3,504
                                                                  -----------------------------
Total current assets                                                  108,629           89,265

Property, plant and equipment, at cost:
  Land                                                                  3,520            3,535
  Buildings and improvements                                           62,669           64,148
  Machinery and equipment                                             218,733          218,637
  Construction in progress                                             43,743           22,661
                                                                  -----------------------------
                                                                      328,665          308,981
Less:
  Foreign industrial development grants, net of
   amortization                                                         5,275            6,118
  Accumulated depreciation and amortization                           150,093          139,638
                                                                  -----------------------------
Net property, plant and equipment                                     173,297          163,225
Other assets                                                           19,634           21,967
Deferred income taxes                                                   5,898                -
                                                                  -----------------------------
                                                                   $  307,458       $  274,457
                                                                  =============================

                                                                           DECEMBER 31
                                                                       1993            1992
                                                                  -----------------------------
                                                                    (In Thousands of Dollars)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                  $   34,784       $   29,372
 Income taxes                                                               -              820
 Accrued wages and benefits                                            13,092           12,873
 Accrued restructuring costs                                            7,316                -
 Other accrued liabilities                                              9,074            8,521
 Long-term debt due within one year                                     4,732            7,273
                                                                  -----------------------------
Total current liabilities                                              68,998           58,859

Noncurrent liabilities:
 Long-term debt due after one year                                    101,861           69,478
 Deferred income taxes                                                  4,482              947
 Retirement benefits                                                   45,624           41,163
 Other noncurrent liabilities                                           8,124                -
                                                                  -----------------------------
Total noncurrent liabilities                                          160,091          111,588

Minority interests                                                      2,837            2,956

Shareholders' equity:
 Preferred stock; 5,000,000 shares
   authorized; none issued                                                  -                -
 Common stock, $.10 par value;
   50,000,000 shares authorized; 24,572,219 and
   24,534,349 shares issued in 1993 and 1992,
   respectively                                                         2,457            2,453
 Capital in excess of par value                                        51,742           51,473
 Retained earnings                                                     22,715           46,166
 Accumulated translation adjustments                                    1,499            2,636
 Minimum pension liability adjustment                                  (2,881)          (1,674)
                                                                  -----------------------------
Total shareholders' equity                                             75,532          101,054
                                                                  -----------------------------
                                                                   $  307,458       $  274,457
                                                                  =============================


See accompanying notes.


                              Intermet Corporation

                     Consolidated Statements of Operations

                                                               YEARS ENDED DECEMBER 31
                                                        1993            1992             1991
                                                 -------------------------------------------------
                                                  (In Thousands of Dollars, Except Per Share Data)
Net sales                                            $444,214         $401,951         $319,784
Cost of sales                                         408,835          361,807          283,355
                                                 -------------------------------------------------
Gross profit                                           35,379           40,144           36,429

Operating expenses:
  Selling                                               6,114            6,684            5,510
  General and administrative                           28,751           27,630           23,356
Restructuring charge (Note 3)                          24,000                -                -
                                                 -------------------------------------------------
Operating profit (loss)                               (23,486)           5,830            7,563

Other income and expenses:
  Interest income                                         135              289            1,153
  Interest expense                                     (5,625)          (4,343)          (4,253)
  Other, net (Note 3)                                    (159)             531            7,397
                                                 -------------------------------------------------
                                                       (5,649)          (3,523)           4,297
                                                 -------------------------------------------------
Income (loss) before income taxes, minority
  interest and cumulative effect of accounting
  changes                                             (29,135)           2,307           11,860
Provision (benefit) for income taxes                   (8,512)           4,310            3,078
                                                 -------------------------------------------------
Income (loss) before minority interest and
  cumulative effect of accounting changes             (20,623)          (2,003)           8,782
Minority interest in loss of subsidiaries                 119              488               21
                                                 -------------------------------------------------
Income (loss) before cumulative effect of
  accounting changes                                  (20,504)          (1,515)           8,803

Cumulative effect on prior years of changes in
  accounting for:
    Postretirement benefits                                 -          (34,544)               -
    Income taxes                                            -            6,123                -
                                                 -------------------------------------------------
Net income (loss)                                    $(20,504)        $(29,936)        $  8,803
                                                 =================================================

Amounts per common share:
  Income (loss) before cumulative effect of
    accounting changes                               $   (.83)        $   (.06)        $    .42

  Cumulative effect on prior years of changes in
    accounting for:
      Postretirement benefits                               -            (1.52)               -
      Income taxes                                          -              .27                -
                                                 -------------------------------------------------
  Net income (loss)                                  $   (.83)        $  (1.31)        $    .42
                                                 =================================================

See accompanying notes.

                              Intermet Corporation

                     Consolidated Statements of Cash Flows

                                                               YEARS ENDED DECEMBER 31
                                                        1993             1992             1991
                                                 -------------------------------------------------
                                                  (In Thousands of Dollars, Except Per Share Data)
OPERATING ACTIVITIES
Net income (loss)                                    $(20,504)        $(29,936)        $  8,803
Adjustments to reconcile net income
  (loss) to cash provided by operating
  activities:
    Depreciation and amortization                      26,583           22,996           19,731
    Restructuring charge                               24,000                -                -
    Cumulative effect of accounting
     changes                                                -           28,421                -
    Loss on sale of assets                              1,053              891              458
    Gain on sale of subsidiary                              -                -           (7,266)
    Deferred income taxes                              (4,640)            (853)          (1,619)
    Minority interest in loss of
     subsidiaries                                        (119)            (488)             (21)
    Changes in operating assets and
     liabilities excluding the effects of
     acquisitions:
       Accounts receivable                             (9,221)          (3,262)           3,874
       Inventories                                     (4,929)          (5,423)           2,016
       Accounts payable and accrued
        liabilities                                     5,358           (1,609)          (2,806)
       Other assets and liabilities                       183             (933)          (1,429)
                                                 -------------------------------------------------
Cash provided by operating activities                  17,764            9,804           21,741

INVESTING ACTIVITIES
Additions to property, plant and
  equipment                                           (41,018)         (51,783)         (24,813)
Cost of acquisitions                                        -           (6,750)               -
Proceeds from sale of assets                            1,012              220            2,901
Proceeds from sale of subsidiary                            -                -           11,852
Other, net                                               (877)          (1,478)             317
                                                 -------------------------------------------------
Cash used in investing activities                     (40,883)         (59,791)          (9,743)

                              Intermet Corporation

                                                               YEARS ENDED DECEMBER 31
                                                        1993             1992             1991
                                                 -------------------------------------------------
                                                  (In Thousands of Dollars, Except Per Share Data)
FINANCING ACTIVITIES
Increase in debt                                       35,579           51,835            6,094
Reduction in debt                                      (4,482)         (31,248)         (10,473)
Issuance of common stock                                  273           31,399                -
Repurchase of common stock                                  -                -           (3,474)
Dividends paid                                         (2,947)          (3,634)          (2,925)
Other, net                                               (140)            (407)               -
                                                 -------------------------------------------------
Cash provided by (used in) financing
  activities                                           28,283           47,945          (10,778)

Effect of exchange rate changes on cash                   (21)            (367)              15
                                                 -------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents                                           5,143           (2,409)           1,235
Cash and cash equivalents at beginning of
  year                                                  6,097            8,506            7,271
                                                 -------------------------------------------------
Cash and cash equivalents at end of year             $ 11,240         $  6,097         $  8,506
                                                 =================================================
See accompanying notes.

                              Intermet Corporation

                Consolidated Statements of Shareholders' Equity


                                                                       YEARS ENDED DECEMBER 31
                                                                1993             1992             1991
                                                         --------------------------------------------------
                                                          (In Thousands of Dollars, Except Per Share Data)
Common stock:
  Beginning balance                                          $  2,453         $  2,089         $  2,142
  Issuance of 3,639,750 shares of common stock                      -              364                -
  Exercise of options to purchase 45,000 shares of
    common stock                                                    4                -                -
  Repurchase and retirement of 529,369 shares of
    common stock                                                    -                -              (53)
                                                         --------------------------------------------------

  Ending balance                                                2,457            2,453            2,089

Capital in excess of par value:

  Beginning balance                                            51,473           20,438           23,859
  Issuance of 3,639,750 shares of common stock                      -           31,035                -
  Exercise of options to purchase 45,000 shares of
    common stock                                                  269                -                -
  Repurchase and retirement of 529,369 shares of
    common stock                                                    -                -           (3,421)
                                                         --------------------------------------------------
 Ending balance                                               51,742           51,473            20,438

Retained earnings:
  Beginning balance                                            46,166           79,736           73,858
  Net income (loss)                                           (20,504)         (29,936)           8,803
  Cash dividends ($.12 per share in 1993, $.16 per
    share in 1992 and $.14 per share in 1991)                  (2,947)          (3,634)          (2,925)
                                                         --------------------------------------------------
  Ending balance                                               22,715           46,166           79,736

Accumulated translation adjustments:
  Beginning balance                                             2,636            3,144            3,732
  Translation adjustments                                      (1,137)            (508)            (588)
                                                         --------------------------------------------------
  Ending balance                                                1,499            2,636            3,144

Minimum pension liability adjustment:
  Beginning balance                                            (1,674)               -                -
  Adjustment                                                   (1,207)          (1,674)               -
                                                         --------------------------------------------------
  Ending balance                                               (2,881)          (1,674)               -
                                                         --------------------------------------------------
Total shareholders' equity                                   $ 75,532         $101,054         $105,407
                                                         ==================================================

See accompanying notes.

                              Intermet Corporation

                   Notes to Consolidated Financial Statements

                       December 31, 1993, 1992, and 1991


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of Intermet Corporation ("Intermet") and its subsidiaries (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) method as to 24% and 15% of the December 31, 1993 and 1992 inventories, respectively. For other inventories, raw materials and supplies are valued on a weighted average cost basis, while average production cost is used for work in process and finished goods valuation. The specific identification method is used for patterns. If LIFO inventories were valued using the same cost methods used for other inventories, their carrying values would have increased by $1,042,000 and $835,000 at December 31, 1993 and 1992, respectively.

PROPERTY, PLANT AND EQUIPMENT

The provision for depreciation and amortization of property, plant and equipment is determined on the basis of estimated useful lives using the straight-line method. Certain industrial development grants provided by the Federal and state governments of Germany are included as reductions of property, plant and equipment and are being amortized over the period the related assets are being depreciated.

INTANGIBLE ASSETS

Intangible assets consist principally of costs in excess of net assets acquired which are being amortized using the straight-line method over periods from ten to forty years.

                              Intermet Corporation

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET INCOME (LOSS) PER COMMON SHARE

Net income (loss) per common share amounts are based on the weighted average number of shares outstanding during the period, after giving effect to the exercise of options (see Note 7) and assuming the repurchase, at fair market value, of shares using the proceeds from such exercise, unless the effect is antidilutive.

2. ACQUISITIONS

In March 1992 the Company's wholly owned domestic subsidiary, Intermet Machining, Inc. ("IMI"), acquired all of the common and preferred stock of PBM Industries, Inc. ("PBM"). IMI also acquired all of the outstanding preferred stock of Batten Design and Engineering Services, Inc. ("Batten"). PBM owned 80% of the common stock of Batten at that time. The purchase price for all of the shares totaled $3,750,000 and was funded by a cash payment of $850,000 and debt of IMI totaling $2,900,000. In addition, IMI made a cash investment of $1,900,000 into PBM which was used to repay certain long-term debt of PBM.

In August 1992 the Company purchased Ford Motor Company's 40% minority interest in the common stock of New River Castings Company ("New River"), making New River a wholly owned subsidiary of the Company. The purchase price of $4,500,000 comprised a cash payment of $4,000,000 and preferred stock of New River with a par value of $500,000. The preferred shares are included in minority interests in the consolidated balance sheet.

Both of the foregoing transactions have been accounted for as purchases. The consolidated financial statements include the results of operations of PBM and Batten (now called InterMotive Technologies, Inc.) since their date of acquisition. The accounts of New River were already included in the consolidated financial statements by virtue of the Company's 60% ownership interest. The following represents the (unaudited) pro forma consolidated results of operations of the Company for the years ended December 31, 1992 and 1991, assuming both acquisitions had occurred on January 1, 1992 (for 1992 amounts) and 1991 (for 1991 amounts) (in thousands of dollars, except for per share data):

                              Intermet Corporation

2. ACQUISITIONS (CONTINUED)

                                                   1992            1991
                                              -----------------------------
        Net sales                               $411,579         $357,818
        Net income (loss)                        (30,412)           7,304
        Net income (loss) per common share         (1.33)             .35

These pro forma results are presented for comparative purposes only. They are not necessarily indicative of what would have occurred had the acquisitions actually been made at the beginning of the respective periods, or of future results of operations.

3. RESTRUCTURING ACTIVITIES

In August 1993 the Company decided to close its oldest plant, the Lower Basin foundry in Virginia. A number of factors led to this decision, including the amount of capital expenditures required at the plant in the next few years, its location in a flood plain and the uncertain outlook for profitable operations. The decision to close this foundry was the principal reason for recording a $24,000,000 restructuring charge in the third quarter of 1993. The charge included provisions for severance pay and employee benefits of $8,000,000, write-down of capital assets and inventories of $6,000,000, provisions for operating losses until closing of $4,500,000 and other costs expected to be incurred of $5,500,000.

In February 1991 the Company sold its 60% interest in INTAT Precision, Inc., a foundry company in Indiana. The sale proceeds totaled $11,852,000, resulting in a net gain of $7,266,000. This amount is included in other income in the consolidated statement of operations.

4. JOINT VENTURES AND MINORITY INTERESTS

The Company and an Australian company have, through subsidiaries, formed a joint venture, ICA Castings ("ICA"). ICA has constructed a pilot casting line in Kentucky for the manufacture of aluminum automotive castings. The Company accounts for its 50% interest in ICA under the equity method.

                              Intermet Corporation

4. JOINT VENTURES AND MINORITY INTERESTS (CONTINUED)

The Company also had a joint venture with a Korean company. The joint venture owned and operated an iron foundry in Korea. The Company sold its 20% interest in the joint venture during 1993. This investment and the effects of its sale were not material to the Company's consolidated financial position or results of operations.

In 1988 the Company purchased all of the common stock of Ironton Iron, Inc. ("Ironton"), a foundry company in Ohio. As a part of the transaction, the previous common stockholders of Ironton received an equivalent number of shares of Ironton's new 5% cumulative preferred stock with an aggregate par value of $2,337,000. The preferred shares are to be retired at par value from net income of Ironton, if available. No shares have been retired and no dividends have been paid to date since Ironton has incurred a cumulative net loss since 1988. The preferred shares are included in minority interests in the consolidated balance sheet.

5. CASH FLOW INFORMATION

All short-term investments with original maturities of less than 90 days are deemed to be cash equivalents for purposes of the statements of cash flows. There were no non-cash investing and financing activities in 1993 or 1991. Such activities in 1992 were as follows (in thousands of dollars):

 Fair value of assets acquired                            $ 15,073
 Costs in excess of net assets acquired                     10,822
 Less:
   Liabilities and funded debt assumed                     (18,512)
   Minority interest in Batten                                (133)
   Preferred stock of New River                               (500)
                                                       ---------------
   Net cash paid for acquisitions                         $  6,750
                                                       ===============

                              Intermet Corporation

6. LONG-TERM DEBT AND REVOLVING CREDIT

Long-term debt and revolving credit loans consist of the following (in thousands of dollars):

                                                       1993        1992
                                                -----------------------------
Intermet:
 Term loan with insurance company (a)               $ 25,000      $ 25,000
 Revolving credit bank loan (b)                       54,624        19,969
 Bank lines of credit (c)                              8,470         9,625
Subsidiaries:
 Lynchburg revenue bonds (d)                           6,970         7,565
 Neunkirchen bank loans (e)                            2,269         5,695
 Neunkirchen term notes (f)                            6,536         5,767
 IMI promissory notes (g)                              2,724         2,754
 Other                                                     -           376
                                                -----------------------------
Total                                                106,593        76,751
Less debt due within one year                          4,732         7,273
                                                -----------------------------
Debt due after one year                             $101,861      $ 69,478
                                                =============================

     (a) In December 1992 the Company entered into a term loan agreement with The Prudential Insurance Company of America. The loan bears interest at a base rate plus an additional lender margin in certain circumstances, with interest payable in quarterly installments. The interest rate at December 31, 1993 was 9.05%.
              Principal amounts are to be repaid in five equal annual installments beginning in December 1998. The term loan agreement requires the Company to maintain certain financial ratios and imposes limitations on dividends and certain activities of the Company.






                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)





6. LONG-TERM DEBT AND REVOLVING CREDIT (CONTINUED)

     (b) In August 1992 the Company entered into a revolving credit agreement with a bank consortium. The agreement provides for loans up to $75,000,000 and DM 8,000,000 (approximately
              $4,624,000). Interest rates on both the U.S. dollar and deutsche mark facilities are based on various market rates, and in most cases include additional lender margins. The weighted average interest on borrowings at December 31, 1993 was 5.3%. The
              Company also must pay a fee of 0.375% on any unused portion of the loan commitment. The balances outstanding in August 1995 may be converted to term loans payable in sixteen quarterly principal installments bearing interest at the prevailing market rates at that time. The revolving credit agreement requires the Company to maintain certain financial ratios and imposes limitations on dividends and certain activities.

     (c) In August 1992 the Company entered into uncommitted line of credit agreements with two banks. The agreements provide for loans up to $12,000,000 bearing interest at the prime rate or other specified rates. The weighted average interest rate on borrowings at December 31, 1993 was 4.5%. The availability of these lines are at the discretion of the banks and borrowings are payable on demand. The borrowings are classified as long-term since the Company has the intent and ability to refinance them under the revolving credit facility described in (b) above.

     (d) Lynchburg Foundry Company ("Lynchburg"), a wholly-owned subsidiary of the Company, issued $4,400,000 of 6 1/4% Pollution
              Control Revenue Bonds Series 1973 maturing in December 1998 and
              $4,800,000 of 7% Industrial Revenue Bonds maturing in June 2006.
              Bonds in the aggregate amount of $4,750,000 are subject to mandatory redemption prior to maturity in annual amounts ranging from $175,000 to $705,000 in 1994 through 2005. The bonds are also subject to optional redemption prior to maturity. Intermet has agreed to indemnify Lynchburg's former owner for any liability that may be incurred with respect to its guarantee of the bonds.




                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)





6. LONG-TERM DEBT AND REVOLVING CREDIT (CONTINUED)

     (e)      The Company's German subsidiary, Columbus Neunkirchen Foundry
              GmbH ("Neunkirchen"), has various revolving credit agreements in place which permit borrowings up to DM 25,000,000. The revolving credit agreement described in (b) above limits such borrowings to DM 15,000,000 (approximately $8,670,000). The revolving credit lines bear interest at current market rates (8.75% at December
              31, 1993).

     (f) The term notes bear interest at rates ranging from 5% to 10.5% and mature at various times through March 2003. Borrowings totaling $4,802,000 are secured by property, plant and equipment with net book values aggregating $29,073,000 at December 31, 1993.

     (g) IMI issued various promissory notes totaling $2,900,000 to the selling shareholders of PBM and Batten (see Note 2). The notes bear interest at 7% for the first year, 7.5% for the second year and 8% thereafter. Principal on the notes is payable in three annual installments beginning in March 1994. The principal amounts are subject to adjustment for the outcome of certain contingencies. The amounts outstanding at December 31, 1993 and 1992 reflect adjustments for certain such items.


Maturities of long-term debt at December 31, 1993 are as follows (in thousands of dollars):

                 1994                                          $  4,732
                 1995                                             8,074
                 1996                                            18,194
                 1997                                            17,316
                 1998                                            22,356
                 Thereafter                                      35,921
                                                            -------------
                                                               $106,593
                                                            =============

                              Intermet Corporation

6. LONG-TERM DEBT AND REVOLVING CREDIT (CONTINUED)

The amount reported in the consolidated balance sheets for long-term debt approximates the fair value of the obligations.

Interest paid totaled $6,654,000, $4,385,000 and $4,392,000 in 1993, 1992 and
1991, respectively.  Interest of $1,032,000, $168,000 and $150,000 was
capitalized in 1993, 1992 and 1991, respectively.

The Company is in compliance with the terms and restrictions of its various loan and credit agreements. At December 31, 1993, all of the Company's retained earnings were restricted and unavailable for the payment of dividends under these agreements.

7. SHAREHOLDERS' EQUITY

The Company has a Key Individual Stock Option Plan ("Individual Plan") and a Directors Stock Option Plan ("Directors Plan") which provide for the issuance of up to 1,440,000 and 100,000 shares, respectively, of the Company's unissued common stock. Information regarding the Plans is as follows:

                                                    PRICE PER      NUMBER OF
                                                      SHARE          SHARES
                                               --------------------------------
      Outstanding at December 31, 1990            $ 7.25-12.62        338,000
       Granted                                       5.69-6.26        258,000
       Canceled                                      7.25-8.87        (54,000)
                                                                   ------------
      Outstanding at December 31, 1991              5.69-12.62        542,000
       Granted                                      7.25-11.55        288,000
       Canceled                                      5.69-8.87        (38,000)
                                                                   ------------
      Outstanding at December 31, 1992              5.69-12.62        792,000
       Granted                                     10.75-11.83        304,000
       Exercised                                     5.69-8.87        (43,000)
       Canceled or expired                          5.69-10.75        (82,000)
                                                                   ------------
      Outstanding at December 31, 1993              5.69-12.62        971,000
                                                                   ============

                              Intermet Corporation

7. SHAREHOLDERS' EQUITY (CONTINUED)

In addition to the above, options for 12,000 shares were outstanding at December 31, 1993 and options for 2,000 shares were exercised in 1993, all at a price of $8.87. Options for 388,000 shares, which includes all options granted to directors, are currently exercisable. The remaining options outstanding under the Individual Plan will become exercisable in increments in the future.

The Company has an Employee Stock Ownership Plan ("Plan") for certain of its United States employees who are not covered by collective bargaining agreements. The Plan requires contributions by the Company equal to 3% of the annual compensation of the Plan participants. The Company may, at its discretion, make additional contributions within specified limits. Contributions to the Plan of $786,000, $744,000 and $650,000 were accrued in 1993, 1992 and 1991, respectively.

8. COMMITMENTS AND CONTINGENCIES

Future minimum rental payments required under building and equipment operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1993 are as follows (in thousands of dollars):

                 1994                                          $  2,559
                 1995                                             2,205
                 1996                                             1,881
                 1997                                             1,841
                 1998                                             1,518
                 Thereafter                                       2,401
                                                            -------------
                                                               $ 12,405
                                                            =============

Total rental expense under operating leases was $2,847,000, $2,562,000 and $1,852,000 in 1993, 1992 and 1991, respectively.

At December 31, 1993 the Company had commitments for the purchase of equipment totaling approximately $7,225,000.

                              Intermet Corporation

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Environmental Protection Agency ("EPA") filed a complaint against a subsidiary of the Company in August 1991. The complaint alleged various violations, the most significant of which related to the treatment of certain hazardous waste at two foundries. The complaint demanded a penalty of approximately $1,500,000. Certain provisions were made in 1991 for the EPA penalty demand, for remediation costs at the two sites in question and for other environmental matters. The Company and the EPA reached an agreement in principle during 1993 for a reduced penalty of $330,000.

The Company is also engaged in various legal proceedings and other matters incidental to its normal business activities. The Company does not believe any of these proceedings or matters are material in relation to the Company's consolidated financial position or results of operations.

9. RETIREMENT PLANS AND BENEFITS

The Company maintains several noncontributory defined benefit pension plans for certain of its employees covered by collective bargaining agreements. The benefits are based on years of service. The Company's policy is to fund amounts as required under applicable laws and regulations.

Net pension expense included the following components (in thousands of dollars):

                                                1993        1992        1991
                                            ------------------------------------
      Service cost (benefits earned)          $   917     $   955      $   806
      Interest cost on projected benefit
        obligations                             1,253       1,112          950
      Return on plan assets                    (1,227)     (1,313)      (1,542)
      Net amortization and deferral               598         843        1,251
                                            ------------------------------------
                                              $ 1,541     $ 1,597      $ 1,465
                                            ====================================

                              Intermet Corporation

9. RETIREMENT PLANS AND BENEFITS (CONTINUED)

The reconciliation of the U.S. plans' funded status to the amounts reported in the Company's consolidated balance sheets at December 31, 1993 and 1992 is as follows (in thousands of dollars):

                                                           1993        1992
                                                      -------------------------
      Actuarial present value of accumulated benefit
       obligations:
        Vested                                            $20,934    $14,577
        Nonvested                                           1,329      2,215
                                                      -------------------------
      Total accumulated benefit obligations               $22,263    $16,792
                                                      =========================

      Projected benefit obligations                       $22,263    $16,792
      Plan assets at fair value                            13,166     11,482
                                                      -------------------------
      Excess of projected benefit obligations
       over assets
                                                            9,097      5,310

      Unrecognized prior service cost                        (674)    (1,459)
      Unrecognized net actuarial loss                      (4,723)    (2,697)
      Unrecognized transition obligation                     (433)      (856)
      Additional minimum liability                          5,831      5,015
                                                      -------------------------
      Pension liabilities included in consolidated
       balance sheets                                     $ 9,098    $ 5,313
                                                      =========================

The above pension liabilities include $8,410,000 and $5,015,000 shown in noncurrent liabilities in the Company's consolidated balance sheets at December 31, 1993 and 1992, respectively. The decision to close the Lower Basin foundry (see Note 3) increased the pension liability by $2,579,000.

The discount rate used in determining the actuarial present value of the projected benefit obligations was 6.75% in 1993 and 7.5% in 1992. The expected long-term rate of return on assets used in determining net pension expense was 9% in 1993, 1992 and 1991. Plan assets consist of publicly traded stocks and bonds, cash equivalents and insurance contracts.

                              Intermet Corporation

9. RETIREMENT PLANS AND BENEFITS (CONTINUED)

The Company maintains several defined contribution plans for certain hourly employees. Contributions to these plans are accrued based on hours worked by each employee, and totaled $520,000, $339,000 and $139,000 in 1993, 1992 and
1991, respectively. Some of the plans allow participants to make contributions, on a pretax basis, of up to 20% of their compensation.

The Company also maintains a defined contribution plan for domestic salaried employees. The Company contributes a specified percentage of the annual compensation of participants. Participants are also allowed to make contributions to the plan, on a pretax basis, of up to 10% of their compensation. The Company matches 50% of participant contributions, up to a specified limit. The Company accrued contributions to the plan of $1,024,000, $1,059,000, and $847,000 in 1993, 1992 and 1991, respectively.

In addition to providing pension benefits, the Company provides health care and life insurance benefits to certain retired U.S. employees and their dependents. Salaried employees can become eligible for retiree health care benefits at age 55 depending on years of service. Certain hourly employees currently can become eligible for retiree health care benefits at age 60 depending on years of service. Retirees receive substantially the same health care benefits as active employees. The medical plans generally pay 80% of most medical expenses less deductible amounts. Salaried employees also contribute to the cost of dependent coverage. The salaried employee coverage converts to a Medicare supplement at age 65, while most hourly employee coverage ceases at age 65.

The Company adopted Statement of Financial Accounting Standards No. 106 ("SFAS 106") effective January 1, 1992. This statement requires accrual of the expected cost of providing postretirement benefits. This cost, principally for health care benefits, had previously been recognized as expense only when payments were made. The Company recognized the entire accumulated benefit obligation at the date of adoption, resulting in a one-time charge of $34,544,000. This amount is reported separately on the consolidated statement of operations. In addition, the Company's postretirement benefit costs increased approximately $2,400,000 and $1,600,000 in 1993 and 1992, respectively, as a result of adopting the new standard.

                              Intermet Corporation

9. RETIREMENT PLANS AND BENEFITS (CONTINUED)

Net postretirement benefit expense for 1993 and 1992 included the following components (in thousands of dollars):

                                                            1993       1992
                                                        -----------------------
    Service cost (benefits earned)                         $1,217     $1,033
    Interest cost on accumulated benefit obligation         2,745      2,671
    Amortization of loss                                       51          -
                                                        -----------------------
                                                           $4,013     $3,704
                                                        =======================

Payments for postretirement benefits charged to expense were $1,370,000 in 1991. The Company intends to continue funding the plan on a pay-as-you-go basis.

The reconciliation of the plan's funded status to the amounts reported in the Company's consolidated balance sheets at December 31, 1993 and 1992 is as follows (in thousands of dollars):

                                                            1993       1992
                                                        -----------------------
    Present value of accumulated postretirement
     benefit obligation:
      Retirees                                             $14,471    $13,940
      Fully eligible active participants                     6,273      2,949
      Other active participants                             20,252     20,407
                                                        -----------------------
                                                            40,996     37,296
    Unrecognized net loss                                   (3,782)    (1,148)
                                                        -----------------------
    Postretirement benefit liability included in
     consolidated balance sheets                           $37,214    $36,148
                                                        =======================


The discount rate used in determining the present value of the accumulated postretirement benefit obligation was 6.75% at December 31, 1993, 7.5% at December 31, 1992 and 8% at January 1, 1992. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 12.5% in 1993, declining by 0.5% per

                              Intermet Corporation

9. RETIREMENT PLANS AND BENEFITS (CONTINUED)

year to an ultimate rate of 6%. If the assumed health care cost trend rate were increased 1% in all future years, the accumulated postretirement benefit obligation would increase by $3,117,000 and postretirement benefit expense would increase by $401,000.

10. INCOME TAXES

The Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109") effective January 1, 1992. Prior to then the Company calculated its income tax provision in accordance with SFAS 96. The cumulative effect on prior years of adopting SFAS 109 was a benefit of $6,123,000. This amount is reported separately on the consolidated statement of operations. The provision (benefit) for income taxes consists of the following (in thousands of dollars):

                                        1993        1992          1991
                                  -------------------------------------------
    Current:
     Federal                          $(6,609)    $(1,000)      $    225
     State                              1,394       1,238            889
     Foreign                            1,343       4,925          3,583
                                  -------------------------------------------
                                       (3,872)      5,163          4,697
    Deferred:
     Federal                           (3,100)       (848)        (1,364)
     State                             (1,241)       (167)          (188)
     Foreign                             (299)        162            (67)
                                  -------------------------------------------
                                       (4,640)       (853)        (1,619)
                                  -------------------------------------------
                                      $(8,512)    $ 4,310       $  3,078
                                  ===========================================

Income taxes paid (refunded) were $(626,000), $5,779,000 and $5,526,000 in
1993, 1992 and 1991, respectively.

                              Intermet Corporation

10. INCOME TAXES (CONTINUED)

The provision (benefit) for income taxes differs from the amount computed by applying statutory U.S. federal income tax rates to income before income taxes for the following reasons (in thousands of dollars):

                                            1993        1992          1991
                                     -------------------------------------------
 Provision (benefit) for income taxes
  at U.S. statutory rate                $(10,197)     $   784       $   4,032
 (Gains) losses with no tax effect             -          403          (2,865)
 Other charges with no tax effect          1,244          545               -
 Difference between U.S. and
  foreign tax rates                          (85)       1,975           1,158
 State income taxes, net of federal
  tax benefits                                99          707             463
 Other                                       427         (104)            290
                                     -------------------------------------------
                                        $ (8,512)     $ 4,310        $  3,078
                                     ===========================================

                              Intermet Corporation

10. INCOME TAXES (CONTINUED)

The tax effects of the types of temporary differences and carryforwards which give rise to deferred income tax assets (liabilities) at December 31, 1993 and 1992 are as follows (in thousands of dollars):

                                                      1993         1992
                                                -----------------------------
      Compensation and benefit items,
       primarily related to SFAS 106                $ 20,649    $ 16,126
      Operating, capital loss and AMT credit
       carryforwards                                  13,909      10,583
      Tax basis of investment in former
       Swedish operations                              7,271       6,746
      Other temporary differences                     10,125       4,446
                                                -----------------------------
      Gross deferred income tax assets                51,954      37,901
      Valuation allowance                            (30,520)    (20,846)
                                                -----------------------------
                                                      21,434      17,055
                                                -----------------------------

      Depreciation and related items                 (13,638)    (14,755)
      Other temporary differences                     (2,645)     (3,247)
                                                -----------------------------
      Gross deferred income tax liabilities          (16,283)    (18,002)
                                                -----------------------------
      Net deferred income taxes                     $  5,151    $   (947)
                                                =============================

These amounts are included in the consolidated balance sheets as follows (in thousands of dollars):

                                                      1993         1992
                                                -----------------------------
      Current assets                                $  3,735     $     -
      Other assets                                     5,898           -
      Noncurrent liabilities                          (4,482)       (947)
                                                -----------------------------
                                                    $  5,151     $  (947)
                                                =============================

The net change in the valuation allowance during 1992 was an increase of $2,931,000, primarily related to acquired operating loss carryforwards.

                              Intermet Corporation

10. INCOME TAXES (CONTINUED)

The deferred income tax benefit recorded in 1991 was primarily due to differences in recognizing depreciation and compensation and benefits expense for income tax and financial reporting purposes.

There are certain limitations on the use of most of the tax loss carryforwards noted above. Tax loss carryforwards of approximately $12,991,000 expire in various amounts between 1996 and 2008, while approximately $918,000 of such carryforwards may be used indefinitely.

Approximately $4,300,000 of the deferred tax asset valuation allowance will be allocated to costs in excess of net assets acquired if the related future tax benefits are subsequently recognized.

                              Intermet Corporation

11. GEOGRAPHIC AREA AND MAJOR CUSTOMER INFORMATION

The Company produces iron castings principally for automotive and industrial manufacturers. Its operations include foreign manufacturing facilities, primarily in Europe. All sales are to unaffiliated customers. Revenue and income amounts for the three years ended December 31, 1993, and identifiable assets at the end of each year, were as follows for U.S. and foreign operations (in thousands of dollars):

                                          1993         1992             1991
                                    --------------------------------------------
      Net sales:
       U.S                              $383,182      $315,399       $248,026
       Foreign                            61,032        86,552         71,758

      Operating profit (loss):
       U.S                               (29,015)       (5,541)        (1,331)
       Foreign                             5,529        11,371          8,894

      Income (loss) before taxes,
       minority interest, and
       cumulative effect of
       accounting changes:
         U.S.                            (32,524)       (7,243)         4,098
         Foreign                           3,389         9,550          7,762

      Identifiable assets:
       U.S.                              261,195       222,298        161,328
       Foreign                            46,263        52,159         52,879

Net sales to customers exceeding 10% of consolidated net sales were as follows (as a percentage of consolidated net sales):

                 CUSTOMER                1993         1992         1991
              ------------------------------------------------------------
                 Chrysler                 23%          22%          23%
                 Ford                     23           20           20
                 General Motors           10           10            6

                              Intermet Corporation

12. QUARTERLY DATA AND SHARE INFORMATION (UNAUDITED)

                                            FIRST         SECOND          THIRD         FOURTH
                                           QUARTER        QUARTER        QUARTER       QUARTER
                                       -----------------------------------------------------------
                                            (In Thousands of Dollars, Except Per Share Data)
1993
Net sales                                 $122,763        $122,692       $ 92,694      $106,065
Gross profit                                12,707          12,923          1,089         8,660
Net income (loss)                              720           1,213        (21,268)       (1,169)
Net income (loss) per common
 share                                         .03             .05           (.87)         (.05)
Share prices (OTC):
 High                                           12              11             11            10
 Low                                           9.5               9              9             6
Cash dividends per common share                .04             .04            .04             -

1992
Net sales                                 $ 87,045        $109,096       $101,352      $104,458
Gross profit                                 9,857          14,644          9,941         5,702
Income (loss) before cumulative
 effect of accounting changes                  114           2,107           (690)       (3,046)
Net income (loss)                          (28,307)          2,107           (690)       (3,046)
Per share amounts:
 Income (loss) before cumulative
  effect of accounting changes                 .01             .10           (.03)         (.12)
Net income (loss)                            (1.34)            .10           (.03)         (.12)
Share prices (OTC):
 High                                           12           13.25          10.75         10.25
 Low                                          7.25            9.75          8.875         8.125
Cash dividends per common share                .04             .04            .04           .04

                              Intermet Corporation

12. QUARTERLY DATA AND SHARE INFORMATION (UNAUDITED) (CONTINUED)

The Company was granted a retroactive price increase on certain products in December 1993. Had this price increase been in effect at the beginning of the year, first, second and third quarter net income (loss) would each have been favorably affected by $.01 per share.

Third and fourth quarter sales are usually lower than the first and second quarter sales due to plant closings by automotive manufacturers for vacations and model changeovers. The above share price information represents inter-dealer transactions in The Nasdaq National Market without retail markup, markdown or commission.