Form 10-K, Exhibit 13
period 1994-12-31
INTERMET CORP
filed 1995-03-21
CIK 745287

                                                                      Exhibit 13

FIVE YEAR FINANCIAL REVIEW

Years Ended December 31                           1990         1991         1992         1993         1994
- ----------------------------------------------------------------------------------------------------------

Statement of Operations Data (in thousands)

  Net sales                                   $386,318     $319,784     $401,951     $444,214     $501,269
  Restructuring charge                          12,500            -            -       24,000            -
  Operating profit (loss)                        1,034        7,563        5,830     (23,486)        1,728
  Income (loss) before cumulative             (10,389)        8,803      (1,515)     (20,504)     (10,985)
    effect of accounting changes
  Cumulative effect on prior years of                -            -     (28,421)            -            -
    changes in accounting methods
  Net income (loss)                           (10,389)        8,803     (29,936)     (20,504)     (10,985)
- ----------------------------------------------------------------------------------------------------------

Share Data
  Earnings (loss) per share before             $ (.55)        $ .42     $  (.06)      $ (.83)     $  (.45)
    cumulative effect of accounting changes
  Earnings (loss) per share                      (.55)          .42       (1.31)        (.83)        (.45)
  Cash dividends per share                         .20          .14          .16          .12            -
- ----------------------------------------------------------------------------------------------------------

Balance Sheet Data (in thoussands)

  Total assets                                $214,875     $214,207     $274,457     $307,458     $306,264
  Debt due after one year                       45,138       32,906       69,478       93,391       87,698
  Shareholders' equity                         103,591      105,407      101,054       75,532       67,971

Results of Operations
- ---------------------

1994 Compared to 1993
- ---------------------

Net sales in 1994 climbed $57.1 million over 1993. This increase of almost 13% occurred despite the fact the Company had fewer plants in operation during 1994 than in 1993. Sales actually increased 22% for plants operating in both years, with all plants posting sales increases. The automotive market was significantly stronger in 1994, both in the U.S. and in Europe, compared to 1993. Additional sales growth is expected in 1995, at least in the U.S. However, most plants are operating at or near capacity so the growth rate will be lower than in 1994.

Gross profit increased $7.1 million in 1994 over 1993. The consolidated gross margin also improved slightly, rising to 8.5% of sales from 8% in 1993. Margins improved at most of the Company's plants, especially at the Ironton, Ohio foundry. Much of this improvement was offset by certain adjustments recorded in the fourth quarter of 1994 and by losses at the Company's New River foundry in Virginia. The fourth quarter adjustments affecting gross profit totaled $8.9 million, and were the result of equipment write downs and the write-off of goodwill related to a 1992 acquisition. Without these adjustments the gross margin would have been 10.3% of sales in 1994. The New River losses stemmed from the startup of a new production line during 1994.

Operating expenses were $40.7 million in 1994 compared to $34.9 million in 1993. The 1994 figure includes fourth quarter adjustments totaling $7.3 million. The adjustments were for retirement payments to be made to the Company's former Chairman and Vice Chairman, severance pay and benefits for planned terminations due to a reorganization of the Company, and the write-off of an investment in a joint venture. Without such adjustments, operating expenses would have declined $1.5 million due largely to a reduced work force resulting from the Lower
Basin closing.

Operating profit was $1.7 million in 1994 compared to an operating loss of $23.5 million in 1993. The 1993 figure includes a restructuring charge of $24 million. Without the effect of this restructuring charge and the 1994 fourth quarter adjustments described above, operating profit would have been $18 million in 1994 and $0.5 million in 1993.

Operating results are expected to improve again in 1995. The reorganization of the Company should lower the Company's cost structure and enhance operating efficiency. Also, losses at the New River foundry should abate as the year progresses. These expectations are based on the assumption the U.S. automotive market will remain strong during 1995.

Interest expense for 1994 was $1.3 million higher than the prior year, due to higher domestic borrowing levels and interest rates.

Capitalized interest related to the New River foundry expansion was $0.7 million in 1994 and $1.0 million in 1993.

The Company recorded an income tax provision of $5.9 million despite reporting a pretax loss of $5.1 million in 1994. The 1994 provision consists primarily of state and foreign income taxes related to profitable subsidiaries. Due to the domestic losses reported in each of the last three years, management did not consider it appropriate to recognize the U.S. federal income tax benefit related to the 1994 consolidated domestic loss. Management continues to believe most of the Company's deferred income tax assets will eventually be realized, even though valuation allowances have been established for a substantial portion of these assets given the lack of available objective evidence considered necessary to recognize such assets under generally accepted accounting principles.

Results of Operations
- ---------------------

1993 Compared to 1992
- ---------------------

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

The Company reported an operating loss of $23.5 million in 1993. In 1992 the Company had an operating profit of $5.8 million. While the factors noted above contributed to the loss, the principal reason for the loss was a $24 million restructuring charge. This charge was primarily related to the Company's decision to close the Lower Basin foundry in Virginia. A number of factors led to this decision, including the amount of capital expenditures that would have been required at the plant in the next few years, its location in a flood plain and the uncertain outlook for profitable operations. The restructuring charge included provisions totaling $8 million for severance pay and employee benefits related to the termination of approximately 650 employees from Lower Basin and other areas that supported the plant's operation, write-down of Lower Basin capital assets and inventories of $6 million, provisions for operating losses until closing of $4.5 million, building demolition and remediation costs of $3.3 million and other items totaling $2.2 million.

Net interest expense for 1993 increased $1.4 million over the prior year, due largely to higher borrowing levels used to fund capital expenditures. The effect of higher borrowing levels was offset in part by capitalized interest of approximately $1 million related to the expansion of the New River foundry in Virginia.

The Company recorded an income tax benefit of $8.5 million on a pretax loss of $29.1 million in 1993. Deferred tax assets increased $14 million during the year to more than $50 million. Management did not believe it was necessary to fully reserve all of the 1993 increase because it believed it was more likely than not that sufficient pretax income (approximately $25 million) could be generated through future profitable operations or tax planning strategies. The 1993 income tax benefit was also affected by a decrease in the German tax rate.

The Company adopted Statements of Financial Accounting Standards Nos. 106 and 109 in 1992. These statements changed the methods of accounting for postretirement benefits and income taxes, and their adoption resulted in a net charge against 1992 results of $28.4 million for the cumulative effect on prior years.

Liquidity and Capital Resources
- -------------------------------

Certain balance sheet data is summarized below (in thousands of dollars):

December 31                1992             1993             1994
- -----------                ----             ----             ----

Funded debt              $ 76,751         $106,593         $107,385
Shareholders' equity      101,054           75,532           67,971
Net working capital        30,406           31,161           29,086

Borrowings remained relatively flat in 1994 due in part to a decline in the amount of capital expenditures. The major capital expenditure program started three years ago was completed with the startup of the new production line at New River. Capital expenditures are expected to be at or below the level of depreciation in 1995, and borrowings are expected to decline based on forecasted operating results and working capital needs.

Shareholders' equity has declined over $33 million since the end of 1992, largely as a result of the losses reported in the last two years. However, a significant portion of those losses represented noncash charges. Approximately half of the cumulative loss before income taxes in the last two years consists of noncash charges to write off or revalue assets.

The 1994 activity in the restructuring reserve had little effect on the Company's cash flow. Approximately $6 million was charged against the reserve in 1994. Of this amount, Lower Basin operating losses were approximately $3.7 million with the balance comprised mostly of severance payments and related benefit costs. These charges were funded by working capital previously used to support Lower Basin operations. While the operating losses incurred prior to closing were higher than originally expected, it now appears the severance and benefit costs will be less than expected by a similar amount. Most of the foundry equipment and supplies inventories are expected to be removed and disposed of during 1995. Demolition of the building has yet to be scheduled but will probably take place in 1996. The Company expects to spend approximately $3 million in 1995 and $4 million in 1996 to fund items accrued as part of the restructuring, primarily for severance, benefits and building demolition.

As noted previously, the Company recorded an accrual in 1994 for retirement pay and for severance costs related to additional planned terminations. Approximately $4.3 million of the amount accrued in 1994 will be funded during 1995. The Company expects to fund these retirement and severance payments and the restructuring activity noted in the preceding paragraph with cash provided by operations.

At December 31, 1994 the Company and its subsidiaries had approximately $14 million of unused borrowing capacity under various credit agreements, and an additional $15 million available if certain financial ratios are attained.

The Environmental Protection Agency ("EPA") filed a complaint against one of the Company's subsidiaries in August 1991. The complaint alleged various violations, the most significant of which related to the treatment of certain hazardous wastes at two foundries. The complaint demanded a penalty of approximately $1,500,000. The Company and the EPA have reached an agreement for a reduced penalty of $330,000 which is expected to be paid in 1995.

In March 1994 the Company entered into negotiations with the Ohio Attorney General's office concerning past violations of Ohio water pollution laws and regulations at the Ironton foundry. The Attorney General's office advised the Company it could avoid litigation with respect to these violations by entering into a consent order. The Company expects to eventually enter into a consent order providing for monetary penalties. Management does not expect this matter to have a material adverse effect on the Company's consolidated financial position or results of operations.

The Company also incurs recurring costs to manage and dispose of waste (principally nonhazardous waste) generated as part of ongoing operations. In 1994 and 1993 such costs totaled approximately $12 million and $10 million, respectively. Although the Company continues to take various steps to control these costs, they are expected to increase in the future. In addition, a portion of the Company's capital expenditures are regularly incurred to limit or monitor pollution, principally for ventilation and dust control equipment. Such expenditures were approximately $4.5 million in 1994, and were estimated to be approximately $10 million in 1993.

                        Report of Independent Auditors

The Board of Directors and Shareholders
Intermet Corporation

We have audited the accompanying consolidated balance sheets of Intermet Corporation as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intermet Corporation at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes 9 and 10 to the consolidated financial statements, in 1992 the Company changed its methods of accounting for postretirement benefits other than pensions and income taxes.


                                      /s/ Ernst & Young LLP


Atlanta, Georgia
February 8, 1995

                             Intermet Corporation

                          Consolidated Balance Sheets


                                                                                 DECEMBER 31
                                                                              1994         1993
                                                                       --------------------------------
                                                                          (In Thousands of Dollars)
ASSETS
Current assets:
 Cash and cash equivalents                                                 $ 13,718      $ 11,240
 Accounts receivable:
  Trade, less allowance for doubtful accounts of
   $687 in 1994 and $518 in 1993                                             65,851        47,440
  Other                                                                       7,176         5,502
                                                                       --------------------------------
                                                                             73,027        52,942

 Inventories:
  Finished goods                                                              4,350         6,316
  Work in process                                                             4,032         7,154
  Raw materials                                                               6,566         5,345
  Supplies and patterns                                                      17,678        18,417
                                                                       --------------------------------
                                                                             32,626        37,232
 Other current assets                                                         3,246         7,215
                                                                       --------------------------------
Total current assets                                                        122,617       108,629



Property, plant and equipment, at cost:
 Land                                                                         3,699         3,520
 Buildings and improvements                                                  77,514        62,669
 Machinery and equipment                                                    253,518       218,733
 Construction in progress                                                    14,366        43,743
                                                                       --------------------------------
                                                                            349,097       328,665

 Less:
  Foreign industrial development grants, net of
   amortization                                                               5,280         5,275
  Accumulated depreciation and amortization                                 177,934       150,093
                                                                       --------------------------------
Net property, plant and equipment                                           165,883       173,297
Other noncurrent assets                                                      17,764        25,532
                                                                       --------------------------------
                                                                           $306,264      $307,458
                                                                       ================================

                                                            DECEMBER 31
                                                           1994      1993
                                                        --------------------
                                                    (In Thousands of Dollars)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                      $ 39,034   $ 34,784
  Accrued wages, severance and benefits                   19,577     13,092
  Accrued restructuring costs                              2,362      7,316
  Other accrued liabilities                               12,871      9,074
  Notes payable                                            7,670     10,739
  Long-term debt due within one year                      12,017      2,463
                                                        --------------------
Total current liabilities                                 93,531     77,468

Noncurrent liabilities:
  Long-term debt due after one year                       87,698     93,391
  Retirement benefits                                     43,906     45,624
  Other noncurrent liabilities                            10,321     12,606
                                                        --------------------
Total noncurrent liabilities                             141,925    151,621

Minority interests                                         2,837      2,837

Shareholders' equity:
  Preferred stock; 5,000,000 shares
    authorized; none issued                                    -          -


  Common stock, $.10 par value;
    50,000,000 shares authorized; 24,644,719 and
    24,572,219 shares issued in 1994 and 1993,
    respectively                                           2,464      2,457
  Capital in excess of par value                          52,150     51,742
  Retained earnings                                       11,730     22,715
  Accumulated translation adjustments                      2,959      1,499
  Minimum pension liability adjustment                    (1,164)    (2,881)
  Unearned restricted stock                                 (168)         -
                                                        --------------------
Total shareholders' equity                                67,971     75,532
                                                        --------------------
                                                        $306,264   $307,458
                                                        ====================

See accompanying notes.

                             Intermet Corporation

                     Consolidated Statements of Operations

                                                  YEAR ENDED DECEMBER 31
                                               1994        1993        1992
                                            ------------------------------------
                               (In Thousands of Dollars, Except Per Share Data)

Net sales                                     $501,269    $444,214    $401,951
Cost of sales (Note 12)                        458,823     408,835     361,807
                                            ------------------------------------
Gross profit                                    42,446      35,379      40,144

Operating expenses:
  Selling                                        5,520       6,114       6,684
  General and administrative (Note 12)          35,198      28,751      27,630
Restructuring charge (Note 3)                        -      24,000           -
                                            ------------------------------------
Operating profit (loss)                          1,728     (23,486)      5,830

Other income and expenses:
  Interest income                                  149         135         289
  Interest expense                              (6,952)     (5,625)     (4,343)
  Other, net                                       (14)       (159)        531
                                            ------------------------------------
                                                (6,817)     (5,649)     (3,523)
Income (loss) before income taxes, minority
  interest and cumulative effect of
  accounting changes                            (5,089)    (29,135)      2,307
Provision (benefit) for income taxes             5,896      (8,512)      4,310
                                            ------------------------------------
Loss before minority interest and cumulative
  effect of accounting changes                 (10,985)    (20,623)     (2,003)
Minority interest in loss of subsidiaries            -         119         488
                                            ------------------------------------
Loss before cumulative effect of accounting
  changes                                      (10,985)    (20,504)     (1,515)

Cumulative effect on prior years of changes
  in accounting for:
    Postretirement benefits                          -           -     (34,544)
    Income taxes                                     -           -       6,123
                                            ------------------------------------
Net loss                                      $(10,985)   $(20,504)   $(29,936)
                                            ====================================

Amounts per common share:
  Loss before cumulative effect of
    accounting changes                        $   (.45)   $   (.83)   $   (.06)

  Cumulative effect on prior years of
    changes in accounting for:
    Postretirement benefits                          -           -       (1.52)
    Income taxes                                     -           -         .27
                                            ------------------------------------
  Net loss                                    $   (.45)   $   (.83)   $  (1.31)
                                            ====================================

See accompanying notes.

                             Intermet Corporation

                     Consolidated Statements of Cash Flows


                                                YEARS ENDED DECEMBER 31
                                              1994      1993      1992
                                           ---------------------------------
                                             (In Thousands of Dollars)

OPERATING ACTIVITIES
Net loss                                    $(10,985) $(20,504)  $(29,936)
Adjustments to reconcile net loss to
  cash provided by operating activities:
    Depreciation and amortization             29,035    26,583     22,996
    Restructuring charge                           -    24,000          -
    Cumulative effect of accounting
      changes                                      -         -     28,421
    Write down equipment and goodwill          8,945         -          -
    Write off investment in joint
      venture                                  2,001         -          -
    Loss on sale of assets                        26     1,053        891
    Deferred income taxes                       (800)   (4,640)      (853)
    Minority interest in loss of
      subsidiaries                                 -      (119)      (488)
    Changes in operating assets and
      liabilities excluding the effects of
      acquisitions:
        Accounts receivable                  (18,877)   (9,221)    (3,262)
        Inventories                            5,204    (4,929)    (5,423)
        Accounts payable and accrued
          liabilities                         12,521     5,358     (1,609)
        Other assets and liabilities             565       183       (933)
                                           ---------------------------------
Cash provided by operating activities         27,635    17,764      9,804

INVESTING ACTIVITIES
Additions to property, plant and
  equipment                                  (24,873)  (41,018)   (51,783)
Cost of acquisitions                               -         -     (6,750)
Proceeds from sale of assets                     965     1,012        220
Other, net                                      (833)     (877)    (1,478)
                                           ---------------------------------
Cash used in investing activities            (24,741)  (40,883)   (59,791)

                             Intermet Corporation

                                                YEARS ENDED DECEMBER 31
                                                1994      1993       1992
                                            -----------------------------------
                                                  (In Thousands of Dollars)
FINANCING ACTIVITIES
Increase in debt                               5,203       35,579      51,835
Reduction in debt                             (5,197)      (4,482)    (31,248)
Issuance of common stock                         127          273      31,399
Dividends paid                                     -       (2,947)     (3,634)
Other, net                                       (30)        (140)       (407)
                                            -----------------------------------
Cash provided by financing activities            103       28,283      47,945

Effect of exchange rate changes on cash         (519)         (21)       (367)
                                            -----------------------------------
Net increase (decrease) in cash and cash
  equivalents                                  2,478        5,143      (2,409)
Cash and cash equivalents at beginning of
  year                                        11,240        6,097       8,506
                                            -----------------------------------
Cash and cash equivalents at end of year     $13,718      $11,240      $6,097
                                            ===================================

See accompanying notes.

                             Intermet Corporation

                Consolidated Statements of Shareholders' Equity


                                              YEARS ENDED DECEMBER 31
                                            1994      1993       1992
                                        ----------------------------------
                                                (In Thousands of Dollars)
COMMON STOCK
Beginning balance                          $ 2,457    $ 2,453     $2,089
Issuance of 3,639,750 shares of common
  stock                                          -          -        364
Exercise of options to purchase 22,500
  and 45,000 shares of common stock in
  1994 and 1993, respectively                    2          4          -
Issuance of 50,000 shares of common
  stock                                          5          -          -
                                        ----------------------------------
Ending balance                               2,464      2,457      2,453

CAPITAL IN EXCESS OF PAR VALUE
Beginning balance                           51,742     51,473     20,438
Issuance of 3,639,750 shares of common
  stock                                          -          -     31,035
Exercise of options to purchase 22,500
  and 45,000 shares of common stock in
  1994 and 1993, respectively                  125        269          -
Issuance of 50,000 shares of common stock      283          -          -
                                        ----------------------------------
Ending balance                              52,150     51,742     51,473

RETAINED EARNINGS
Beginning balance                           22,715     46,166     79,736
Net loss                                   (10,985)   (20,504)   (29,936)
Cash dividends ($.12 per share in 1993
  and $.16 per share in 1992)                    -     (2,947)    (3,634)
                                        ----------------------------------
Ending balance                              11,730     22,715     46,166

ACCUMULATED TRANSLATION ADJUSTMENTS
Beginning balance                            1,499      2,636      3,144
Translation adjustments                      2,640     (1,779)    (1,028)
Related income tax effect                   (1,180)       642        520
                                        ----------------------------------
Ending balance                               2,959      1,499      2,636

MINIMUM PENSION LIABILITY ADJUSTMENT
Beginning balance                           (2,881)    (1,674)         -
Adjustment                                   2,815     (2,023)    (2,700)
Related income tax effect                   (1,098)       816      1,026
                                        ----------------------------------
Ending balance                              (1,164)    (2,881)    (1,674)

UNEARNED RESTRICTED STOCK
Beginning balance                                -          -          -
Unearned restricted stock, net of
  amortization                                (168)         -          -
                                        ----------------------------------
Ending balance                                (168)         -          -
                                        ----------------------------------
Total shareholders' equity                $ 67,971   $ 75,532   $101,054
                                        ==================================

See accompanying notes.

                             Intermet Corporation

                  Notes to Consolidated Financial Statements

                       December 31, 1994, 1993, and 1992


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of Intermet Corporation ("Intermet") and its subsidiaries (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) method as to 14% and 24% of the December 31, 1994 and 1993 inventories, respectively. For other inventories, raw materials and supplies are valued on a weighted average cost basis, while average production cost is used for work in process and finished goods valuation. The specific identification method is used for patterns. If LIFO inventories were valued using the same cost methods used for other inventories, their carrying values would have increased by $1,257,000 and $1,042,000 at December 31, 1994 and 1993, respectively.

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

INTANGIBLE ASSETS

Intangible assets consist principally of costs in excess of net assets acquired which totaled $5,207,000 and $10,678,000 (net of accumulated amortization of $1,619,000 and $2,156,000) at December 31, 1994 and 1993, respectively. Such costs are being amortized using the straight-line method over periods from ten to forty years (see Note 12).