Form 10-K, Exhibit 13
period 1995-12-31
INTERMET CORP
filed 1996-03-26
CIK 745287

                                                                   EXHIBIT 13

DISCUSSION OF FINANCIAL INFORMATION

RESULTS OF OPERATIONS

1995 Compared to 1994
---------------------

Record sales in 1995 were $40.5 million (8%) higher than 1994 reflecting the relatively strong economy in North America, the strengthening economy in Europe and favorable exchange rate changes. The Company was able to utilize the additional capacity gained earlier in the year by going to a three-shift foundry operation as well as the new production line started up at the Company's New River Castings plant in late 1994 to meet customer demand. This increase occurred despite the decline in sales resulting from the sale of two businesses. Sales actually increased 13% for plants operating in both years, although the
automotive market was weaker in 1995 compared to 1994.   Sales in 1996 from
continuing businesses are expected to have modest growth in an automotive market that is expected to be relatively flat compared to 1995.

Gross profit increased $42 million in 1995 over 1994. The consolidated gross margin also improved substantially, rising to 15.6% of sales from 8.5% in 1994 (10.3% before fourth quarter 1994 adjustments of $8.9 million for equipment
write-downs and write-off of goodwill related to a 1992 acquisition).   Margins
improved at all foundry operations in the Company, especially the Company's New River Castings foundry in Virginia. This improvement stems from operational improvements and focused cost reduction programs addressing yield rates, scrappage, and procurement procedures.

Operating expenses were $31.6 million in 1995 compared to $40.7 million in 1994. The majority of previously performed corporate functions were decentralized or eliminated during 1995. Expenses were lowered $5.8 million from reduction in staffing and targeted corporate cost reduction programs despite the one-time expense of relocating the Corporate offices from Atlanta to Detroit. The remaining decline in operating expense resulted from the fourth quarter 1994 charge of $7.3 million for retirement payments for the Company's former Chairman and Vice-Chairman, severance pay and benefits per planned terminations due to a reorganization, and a joint venture write-off.

As expected, operating profit improved to $52.8 million versus the 1994 operating profit of $1.7 million ($18 million before the adjustments described above) despite the Company's purchasing and beginning operation of an aluminum castings business in fourth quarter 1995 and the unexpected costs of handling the G.W.M., Inc. and Kelso & Company, L.P acquisition proposal ($0.6 million). Operating results are expected to improve in 1996 as the full year's impact of the decentralization and cost reduction programs implemented in early 1995 are realized. These expectations are based on the assumption that the automotive market demand will continue near the same level as in 1996 as was experienced during the last half of 1995.

Interest expense for 1995 was $0.5 million less than in the prior year, due to a lower level of borrowing and decreasing interest rates toward the end of the current year. In addition, only $88 thousand of interest was capitalized for 1995 versus the $0.7 million in capitalized interest in 1994 related to the New River Castings expansion.

The Company recorded a consolidated income tax provision of $20.1 million in 1995 which reflects a return to profitable domestic operations after three years of reported losses. The consolidated tax rate is higher than the domestic
income tax rates due to the higher foreign tax rates on related earnings.    No
U.S. federal income tax benefit related to consolidated domestic loss was recognized in 1994. Management continues to believe that most of the Company's deferred income tax assets will be realized. However, such assets continue to be heavily reserved until a consistent record of profitability has been established.

RESULTS OF OPERATIONS

1994 Compared to 1993
---------------------

Net sales in 1994 rose $57.1 million over 1993. This increase of nearly 13% occurred despite the Company's operating with fewer plants during 1994 than in 1993. For those plants operating in both years, sales actually increased 22%. This growth was the result of a significantly stronger automotive market in both the U.S. and Europe in 1994 as compared to 1993.

Gross profit increased $7.1 million in 1994 over 1993 with the increased sales volume. There was an overall slight improvement in margin from 8.0% to 8.5% with the improved margins realized at most plants, particularly the Ironton, Ohio foundry, being offset by the startup losses recorded in the fourth quarter at the Company's New River Castings foundry in Virginia. The fourth quarter adjustments affecting gross profit totaled $8.9 million, and were the result of equipment write-downs and the write-off of goodwill related to a 1992
acquisition.   Without these adjustments, the 1994 gross margin would have been
10.3% of 1994 sales.

Operating expenses were $40.7 million 1994, $5.8 million higher than in 1993. However, the 1994 amount includes adjustments totaling $7.3 million. These adjustments were for retirement payments to be made to the Company's former Chairman and Vice Chairman; severance pay and benefits for planned terminations due to a reorganization of the Company; and the write-off of an investment in a joint venture. Without such adjustments, operating expenses would have declined $1.5 million as a result of the reduced work force resulting from the Lower Basin closing.

Operating profit was $1.7 million in 1994 compared to an operating loss of $23.5 million in 1993. The 1993 figure includes a restructuring charge of $24 million. Without the effect of this restructuring charge and the 1994 adjustments described above, operating profit would have been $18 million in 1994 and $0.5 million in 1993. While the operating profit was positive in 1994, the reorganization of the Company was to allow better operating efficiencies and lower cost structure.

Interest expense for 1994 was $1.3 million higher than the prior year, due to higher domestic borrowing levels and interest rates. Capitalized interest related to the New River Castings foundry expansion was $0.7 million in 1994 and $1.0 million in 1993.

The Company recorded a $5.9 million income tax provision despite reporting a pretax loss of $5.1 million in 1994. This 1994 tax provision consists primarily of state and foreign incomes taxes related to profitable subsidiaries. Due to the U.S. losses reported in each of the last three years, management viewed as inappropriate the recognition of a U.S. federal income tax benefit related to
the consolidated domestic loss.   Management expects to realize most of the
Company's deferred income tax assets although there was a lack of available objective evidence considered necessary to recognize such assets under generally accepted accounting principles.


LIQUIDITY AND CAPITAL RESOURCES

Certain balance sheet date is summarized below (in thousands of dollars):

DECEMBER 31                 1992      1993      1994     1995
----------------------  --------  --------  --------  -------
Funded Debt             $ 76,751  $106,593  $107,385  $35,284
Shareholders' equity     101,054    75,532    67,971   98,028
Net working capital       30,406    31,161    29,086   11,874

Outstanding debt was reduced in 1995 by $72 million principally as a result of
improved operating results as well as a reduction in working capital.   In
addition, the Company continued its liquidation of idle and non-strategic assets by selling two businesses not aligned with its castings business. At the same time the Company purchased an aluminum castings business using internally generated funds. Capital expenditures for the Company were below the level of depreciation as expected. All of the above allowed the Company to improve its debt-to-capital ratio to 27% compared to 61% at December 31, 1994.

Shareholders' equity increased $30 million from $68 million at December 31, 1994 to $98 million at December 31, 1995, building back nearly to the level reported in late 1992. Shareholders' equity had declined over $33 million since the end of 1992, largely as a result of losses reported in the last three years. However, over half of the cumulative losses before income taxes represented noncash write-offs or revaluations of assets.

The 1995 activity in the restructuring reserve established in 1993 reduced the Company's cash flows by $2 million, while $6 million was charged against the reserve in 1994. These charges were funded by working capital previously used to
support Lower Basin operations.   Most of the foundry equipment and supplies
inventory were removed and disposed of during 1995. Demolition of the foundry was started and is expected to be completed in 1996. The Company expects to have completed almost all of the above-mentioned restructuring, consisting primarily of the demolition of the remaining buildings and severance in 1996.

As noted previously, the Company recorded an accrual in 1994 for retirement pay and severance costs related to additional planned terminations. Operations in 1995 funded approximately $2.4 million of the amount accrued in 1994. In addition, the Company expects to fund $1.7 million accrued at December 31, 1995, for the headquarters relocation out of cash generated in 1996 from operations.

At December 31, 1995 the Company and its subsidiaries had approximately $75 million of unused borrowing capacity under various revolving credit agreements.

The Environmental Protection Agency ("EPA") filed a complaint against one of the Company's subsidiaries in August 1991. The complaint alleged various violations, the most significant of which related to the treatment of certain hazardous wastes at two foundries. The Company and the EPA reached agreement for a reduced penalty of $330,000 which was paid in 1995.

In March 1994, the Company entered negotiations with the Ohio Attorney General's office concerning past violations of Ohio water pollution laws and regulations at the Ironton foundry. In November 1995, the Company agreed to pay the State of Ohio a determined fine of $285,000 to settle this and all other water discharge violations at Ironton. The Company has accrued this liability at December 31, 1995 and expects to pay this in 1996 on receipt of the State decree. In addition, the Company has submitted a plan to the Ohio EPA to bring its facility into compliance with all applicable air emission requirements, after that agency had advised management of several violations of air pollution regulations. It is not known whether the agency will eventually demand the payment of civil penalties for these past violations.

The Company also incurs recurring costs related to environmental concerns, particularly the management and disposition of waste (principally nonhazardous
waste) generated as part of ongoing operations.   In 1995 and 1994 such costs
totaled approximately $9 million and $12 million, respectively. Although the Company continues to take various steps to control these costs, they are expected to increase in the future. In addition, a portion of the Company's capital expenditures are regularly incurred to limit or monitor pollution, principally for ventilation and dust control equipment. Such expenditures were approximately $2.0 million in 1995 and $4.5 million in 1994. The Company expects to spend $5.1 million in capital in this area in 1996.

                       Consolidated Financial Statements

                              Intermet Corporation

                  Years ended December 31, 1995, 1994 and 1993
                  --------------------------------------------
                      with Report of Independent Auditors
                      -----------------------------------

                              Intermet Corporation

                       Consolidated Financial Statements

                  Years ended December 31, 1995, 1994 and 1993


                                    CONTENTS

Report of Independent Auditors............................................  l

Consolidated Financial Statements

Consolidated Balance Sheets...............................................  2
Consolidated Statements of Operations.....................................  4
Consolidated Statements of Cash Flows.....................................  5
Consolidated Statements of Shareholders' Equity...........................  7
Notes to Consolidated Financial Statements................................  8

                         Report of Independent Auditors

The Board of Directors and Shareholders
Intermet Corporation

We have audited the accompanying consolidated balance sheets of Intermet Corporation as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intermet Corporation at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Detroit, Michigan
January 26, 1996

                              Intermet Corporation

                          Consolidated Balance Sheets

                                                         DECEMBER 31,
                                                     1995          1994
                                                     ------------------
                                                 (In Thousands of Dollars)
                                                 -------------------------
ASSETS
Current assets:
  Cash and cash equivalents                          $ 11,173  $ 13,718
  Accounts receivable:
   Trade, less allowance for doubtful accounts of
    $1,267 in 1995 and $687 in 1994                    49,814    65,851

   Other                                                5,298     7,176
                                                      -----------------
                                                       55,112    73,027
Inventories:
  Finished goods                                        5,616     4,350
  Work in process                                       3,989     4,032
  Raw materials                                         3,975     6,566

  Supplies and patterns                                15,575    17,678
                                                      -----------------
                                                       29,155    32,626
  Other current assets                                  7,632     3,246
                                                      -----------------
Total current assets                                  103,072   122,617


Property, plant and equipment, at cost:
  Land                                                  3,585     3,699
  Buildings and improvements                           77,649    77,514
  Machinery and equipment                             254,140   253,518

  Construction in progress                              8,914    14,366
                                                      -----------------
                                                      344,288   349,097
  Less:
   Foreign industrial development grants, net of
    amortization                                        5,469     5,280

   Accumulated depreciation and amortization          189,625   177,934
                                                     ------------------
Net property, plant and equipment                     149,194   165,883
Other noncurrent assets                                21,805    17,764
                                                     ------------------
                                                     $274,071  $306,264
                                                     ==================


                                                            DECEMBER 31,
                                                         1995        1994
                                                    -------------------------
                                                    (In Thousands of Dollars)
                                                    -------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                      $ 28,640  $  39,034
 Accrued wages, severance and benefits                   19,432     19,577
 Accrued restructuring costs                              7,334      2,362
 Income taxes payable                                    16,000      3,300
 Other accrued liabilities                               17,183      9,571
 Notes payable                                               13      7,670

 Long-term debt due within one year                       2,596     12,017
                                                      --------------------
Total current liabilities                                91,198     93,531


Noncurrent liabilities:
 Long-term debt due after one year                       32,675     87,698
 Retirement benefits                                     43,621     43,906
 Other noncurrent liabilities                             5,712     10,321
                                                      --------------------
Total noncurrent liabilities                             82,008    141,925

Minority interest                                         2,837      2,837

Shareholders' equity:
 Preferred stock; 5,000,000 shares authorized;
    none issued
 Common stock, $.10 par value; 50,000,000 shares
    authorized; 25,050,374 and 24,644,719 shares
     issued in 1995 and 1994, respectively                2,505      2,464
  Capital in excess of par value                         56,431     52,150
  Retained earnings                                      37,125     11,730
  Accumulated translation adjustments                     3,765      2,959
  Minimum pension liability adjustment                   (1,636)    (1,164)
  Unearned restricted stock                                (162)      (168)
                                                     ---------------------
Total shareholders' equity                               98,028     67,971
                                                     ---------------------
                                                       $274,071   $306,264
                                                     =====================

See accompanying notes.
----------------------

                              Intermet Corporation

                     Consolidated Statements of Operations

                                            YEAR ENDED DECEMBER 31,
                                          1995        1994        1993
                                       -------------------------------
                              (In Thousands of Dollars, Except Per Share Data)
                              -----------------------------------------------

Net sales                               $541,749    $501,269    $444,214
Cost of sales (Note 12)                  457,337     458,823     408,835
                                       ---------------------------------
Gross profit                              84,412      42,446      35,379

Operating expenses:
  Selling                                  4,957       5,520       6,114
  General and administrative (Note 12)    26,640      35,198      28,751
Restructuring charge (Note 3)                  -           -      24,000
                                       ---------------------------------
Operating profit (loss)                   52,815       1,728     (23,486)

Other income and expenses:
 Interest income                             382         149         135
 Interest expense                         (6,461)     (6,952)     (5,625)
 Other, net                               (1,216)       (14 )       (159)
                                       ---------------------------------
                                          (7,295)    (6,817 )     (5,649)
                                       ---------------------------------
Income (loss) before income taxes,
 and minority interest                    45,520      (5,089)    (29,135)
Provision (benefit) for income taxes      20,125       5,896      (8,512)
                                       ---------------------------------
Income (loss) before minority interest    25,395     (10,985)    (20,623)
Minority interest in loss of
 subsidiaries                                  -           -         119
                                       ---------------------------------
Net Income (loss)                       $ 25,395    $(10,985)   $(20,504)
                                       =================================

Income (loss) per common share         $   1.02    $   (.45)  $    (.83)
                                       =================================

See accompanying notes.
-----------------------

                              Intermet Corporation

                     Consolidated Statements of Cash Flows



                                                         YEARS ENDED DECEMBER 31,
                                                       1995       1994       1993
                                                     --------   --------   --------
                                                        (In Thousands of Dollars)
                                                        -------------------------
OPERATING ACTIVITIES
 Net income (loss)                                   $ 25,395   $(10,985)  $(20,504)
Adjustments to reconcile net income (loss) to
   cash provided by operating activities:
      Depreciation and amortization                    28,115     29,035     26,583
      Restructuring charge                                  -         -      24,000
      Loss on sale of subsidiaries                      1,272          -          -
      Write down equipment and goodwill                     -      8,945          -
      Write off investment in joint venture                 -      2,001          -
      Loss on sale of assets                              219         26      1,053
      Deferred income taxes                             3,234       (800)    (4,640)
      Minority interest in loss of subsidiaries             -          -       (119)
     Changes in operating assets and liabilities
      excluding the effects of acquisitions
       and dispositions:
         Accounts receivable                           13,474    (18,877)    (9,221)
         Inventories                                    1,533      5,204     (4,929)
         Accounts payable and accrued liabilities      (2,586)    12,521      5,358
        Other assets and liabilities                   12,615        565        183
                                                     --------   --------   --------
Cash provided by operating activities                  83,271     27,635     17,764

INVESTING ACTIVITIES
Additions to property, plant and
    equipment                                         (24,442)   (24,873)   (41,018)
Purchase of Alexander City Castings                    (2,704)         -          -
Proceeds from sales of plant, property
     & equipment                                        4,462        965      1,012
Proceeds from sale of subsidiaries                      9,750          -          -
Other, net                                             (3,759)      (833)      (877)
                                                     --------   --------   --------
Cash used in investing activities                     (16,693)   (24,741)   (40,883)

                              Intermet Corporation

                             YEAR ENDED DECEMBER 31,

                                                    YEAR ENDING DECEMBER 31,
                                                   1995       1994       1993
                                                ------------------------------
                                                     (Thousands of Dollars)
                                                     ----------------------

FINANCING ACTIVITIES
Increase in debt                                       -      5,203     35,579
Reduction in long term debt                      (64,159)    (5,197)    (4,482)
Issuance of common stock                             903        127        273
Dividends paid                                         -          -     (2,947)
Net decrease in note payable                      (7,656)         -          -
Other, net                                             -       (30 )      (140)
                                                ------------------------------


Cash (used in) provided by financing
    activities                                   (70,912)       103     28,283


Effect of exchange rate changes on cash            1,789       (519)       (21)
                                                ------------------------------
Net increase (decrease) in cash and cash
   equivalents                                    (2,545)     2,478      5,143

Cash and cash equivalents at beginning of year    13,718     11,240      6,097
                                                ------------------------------
Cash and cash equivalents at end of year        $ 11,173    $13,718    $11,240
                                                ==============================





See accompanying notes.
-----------------------

                              Intermet Corporation

                Consolidated Statements of Shareholders' Equity

                                                                   YEAR ENDED DECEMBER 31,
                                                                 1995       1994       1993
                                                              ------------------------------
                                                                  (In Thousands of Dollars)
                                                                  -------------------------
COMMON STOCK
 Beginning balance                                             $ 2,464   $  2,457   $  2,453
Exercise of options to purchase 124,500; 22,500 and 45,000
   shares of common stock in 1995,1994 and 1993, respectively       12          2          4
 Exercise of options purchased with common stock                    (2)         -          -
 Issuance of 310,000 shares of common stock                         31          -          -
 Issuance of 50,000 shares of common stock                           -          5          -
                                                              ------------------------------
  Ending balance                                                 2,505      2,464      2,457

CAPITAL IN EXCESS OF PAR VALUE
 Beginning balance                                              52,150     51,742     51,473
Exercise of options to purchase 124,500; 22,500 and 45,000
   shares of common stock in 1995, 1994 and 1993, respectively     891        125        269
 Exercise of options purchased with common stock                  (265)         -          -
 Issuance of 310,000 shares of common stock                      3,655          -          -
 Issuance of 50,000 shares of common stock                           -        283          -
                                                              ------------------------------
  Ending balance                                                56,431     52,150     51,742

RETAINED EARNINGS
 Beginning balance                                              11,730     22,715     46,166
 Net income (loss)                                              25,395    (10,985)   (20,504)
 Cash dividends ($.12 per share in 1993)                             -          -     (2,947)
                                                              ------------------------------
  Ending balance                                                37,125     11,730     22,715

 ACCUMULATED TRANSLATION ADJUSTMENTS
 Beginning balance                                               2,959      1,499      2,636
 Translation adjustments                                         1,321      2,640     (1,779)
 Related income tax effect                                        (515)    (1,180)       642
                                                              ------------------------------
 Ending balance                                                  3,765      2,959      1,499

MINIMUM PENSION LIABILITY ADJUSTMENT
 Beginning balance                                              (1,164)    (2,881)    (1,674)
 Adjustment                                                       (774)     2,815     (2,023)
 Related income tax effect                                         302     (1,098)       816
                                                              ------------------------------
  Ending balance                                                (1,636)   (1,164 )    (2,881)
                                                              ------------------------------
 UNEARNED RESTRICTED STOCK
  Beginning balance                                               (168)         -          -
  Issuance of 10,000 and 50,000 shares of common stock
    in 1995 and 1994, respectively                                 (86)      (173)         -
 Amortization                                                       92          5          -
                                                              ------------------------------
  Ending balance                                                  (162)      (168)         -
                                                              ------------------------------
  Total shareholders' equity                                   $98,028   $ 67,971   $ 75,532
                                                              ==============================

 See accompanying notes.
-----------------------

                              Intermet Corporation

                   Notes to Consolidated Financial Statements

                 Years ended December 31, 1995, 1994, and 1993


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements, presented in conformity with generally accepted accounting principles (GAAP), include the accounts of Intermet Corporation ("Intermet") and its subsidiaries (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) method as to 17% and 14% of the December 31, 1995 and 1994 inventories, respectively. For other inventories, raw materials and supplies are valued on a weighted average cost basis, while average production cost is used for work in process and finished goods. The specific identification method is used for patterns. If LIFO inventories were valued using the same cost methods used for other inventories, their carrying values would have increased by $1,504,000 and $ 1,257,000 at December 31, 1995 and 1994, respectively.

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

INTANGIBLE ASSETS

Intangible assets consist principally of costs in excess of net assets acquired which totaled $6,090,000 and $5,207,000 (net of accumulated amortization of $1,372,000 and $1,619,000) at December 31, 1995 and 1994, respectively. Such costs are being amortized using the straight-line method over periods ranging from ten to forty years (see Note 12).

                              Intermet Corporation

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and current portion of long-term debt approximate fair values. The fair value of the Company's long-term debt approximates the reported amounts in the accompanying 1995 consolidated balance sheet as their respective interest rates approximate the December 31, 1995 market rates for similar debt instruments.

NET INCOME (LOSS) PER COMMON SHARE

Net income (loss) per common share amounts are based on the weighted average number of shares outstanding during the period, after giving effect to the exercise of options (see Note 7) and assuming the repurchase, at fair market value, of shares using the proceeds from such exercise, unless the effect is antidilutive.

STOCK-BASED COMPENSATION

The Company grants stock options for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.


2. ACQUISITIONS AND DISPOSITIONS

In November 1995 the Company acquired certain operating assets and the aluminum foundry businesses of Bodine Robinson and Robinson Foundry, Inc. The aggregate purchase price of $6,304,000 was funded by a cash payment of $2,704,000 and 300,000 shares of Intermet common stock. These assets form the base of the Company's wholly-owned subsidiary, Alexander City Castings, Inc. ("Alexander City"). This transaction has been accounted for as a purchase. The consolidated financial statements include the results of operations of Alexander City since the date of acquisition.

                              Intermet Corporation

2. ACQUISITIONS AND DISPOSITIONS (CONTINUED)

In September and October 1995 the Company sold substantially all the operating assets of its subsidiaries, PBM Industries, Inc. ("PBM") and InterMotive Technologies, Inc. ("InterMotive"), respectively, in exchange for an aggregate of $9,750,000 in cash and a $2,500,000 note and recognized a pre-tax loss of $1,432,000.

The following represents the (unaudited) pro forma consolidated results of operations for the Company for the years ended December 31, 1995 and 1994, assuming the acquisitions and dispositions described above occurred on January 1, 1994 (in thousands of dollars, except for per share data):


                                             1995         1994
                                           ---------------------

     Net sales                             $537,644     $483,614
     Net income (loss)                       28,107       (3,769)
     Net income (loss) per common share        1.13        (0.15)


These pro forma results are presented for comparative purposes only. They are not necessarily indicative of what would have occurred had the acquisitions actually been made on January 1, 1994, or of future results of operations.

3. RESTRUCTURING

In August 1993 the Company decided to close its oldest plant, the Lower Basin foundry in Virginia. A number of factors led to this decision, including the amount of capital expenditures that would have been required at the plant, its location in a flood plain and the uncertain outlook for profitable operations. The decision to close this foundry was the principal reason for recording a $24,000,000 restructuring charge in the third quarter of 1993. The charge included provisions totaling $8,000,000 for severance pay and employee benefits (including adjustments to pension and postretirement benefit liabilities) related to the termination of approximately 650 employees, write-down of Lower Basin capital assets and inventories of $6,000,000, provisions for operating losses until closing of $4,500,000, building demolition and remediation costs of $3,300,000 and other items totaling $2,200,000.

The Lower Basin foundry incurred operating losses prior to its closing in 1994 of approximately $1,500,000 in 1993 and $3,700,000 in 1994 which were charged against the accrual. Severance and benefit payments to date have totaled approximately $3,775,000. While the operating losses incurred prior to closing were higher than originally expected, it now appears the severance and benefit costs will be less than expected by a similar amount. Most of the foundry equipment and supplies inventories have been removed and disposed of during 1995. Demolition of the building has begun and is expected to be completed in 1996. The restructuring liabilities include $7,334,000 and $2,362,000 in current liabilities at December 31, 1995 and 1994, respectively, and $6,330,000 was included in other noncurrent liabilities at December 31, 1994.

                              Intermet Corporation

4. JOINT VENTURE AND MINORITY INTEREST

The Company and an Australian company had, through subsidiaries, formed a joint venture, ICA Castings ("ICA"). ICA constructed a pilot casting line in Kentucky for the manufacture of aluminum automotive castings. The Company accounted for its 50% interest in ICA under the equity method which was written off in 1994 (see Note 12). During 1995 the Company transferred its interest in ICA to the other partner in the joint venture in exchange for $750,000 in cash.

In 1988, the Company purchased all of the common stock of Ironton Iron, Inc. ("Ironton"), a foundry company in Ohio. As a part of the transaction, the previous common stockholders of Ironton received an equivalent number of shares of Ironton's new 5% cumulative preferred stock with an aggregated par value of $2,337,000. The preferred shares are to be retired at par value from net income of Ironton, if available. No shares have been retired and no dividends have been paid to date since Ironton has incurred a cumulative net loss since 1988. The preferred shares are included in minority interest in the consolidated balance sheet.

                              Intermet Corporation

5. CASH FLOW INFORMATION

All short-term investments with original maturities of less than 90 days are deemed to be cash equivalents for purposes of the statements of cash flows. There were no noncash investing and financing activities in 1994 or 1993. Such activities in 1995 were as follows (in thousands of dollars):

     Fair value of assets acquired             $3,625
     Costs in excess of net assets acquired     2,736
     Less:
          Liabilities assumed                      57
          Common stock of the Company           3,600
                                              -------

          Net cash paid for acquisition        $2,704
                                              =======


6. DEBT

Notes payable consist of the following (in thousands of dollars):


                                     1995        1994
                                    -----------------
     Bank lines of credit           $   -      $7,230
     Neunkirchen bank loans            13         440
                                    -----------------
                                    $  13      $7,670
                                    =================



The Company has borrowings available under line of credit agreements with two banks. The agreements provide for loans up to $15,000,000 bearing interest at the prime rate or other specified rates. There were no borrowings outstanding at December 31, 1995 . The availabilities of these lines, which are normally renewed on an annual basis, are at the discretion of the banks. Borrowings are payable on demand.

The Company's German subsidiary, Columbus Neunkirchen Foundry GMbH ("Neunkirchen") has various revolving credit agreements which permit borrowings up to DM18,898,000 (approximately $13,200,000) at December 31, 1995. These lines of credit are payable on demand. The revolving credit lines bear interest at current market rates (7.6% as of December 31, 1995).

                              Intermet Corporation

6. DEBT (CONTINUED)

Long-term debt consists of the following (in thousands of dollars):

                                            1995       1994
                                          ------------------

Intermet:
   Term loan with insurance company (a)     $25,000   $25,000
   Revolving credit bank loan (b)                 -    60,162
Subsidiaries:
   Lynchburg revenue bonds (c)                5,700     6,350
   Neunkirchen term notes (d)                 3,664     6,252
   IMI promissory notes (e)                     907     1,951
                                          -------------------

 Total                                       35,271    99,715
 Less long-term debt due within one year      2,596    12,017
                                          -------------------

 Long-term debt due after one year          $32,675   $87,698
                                          ===================




(a) The Company has a term loan agreement with The Prudential Insurance Company of America. The loan bears interest at a base rate plus an additional lender margin in certain circumstances, with interest payable in quarterly installments. The interest rate at December 31, 1995 was 8.05%. Principal amounts are to be repaid in five equal annual installments beginning in December 1998. The term loan agreement requires the Company to maintain certain financial ratios and imposes limitations on dividends and certain activities of the Company.

                              Intermet Corporation

6. DEBT (CONTINUED)

(b) The Company also has a revolving credit agreement with a bank consortium which was refinanced in August 1995. The agreement, which expires in August 1998, provides for loans up to $70,000,000 and DM8,000,000 (approximately $5,600,000) at December 31, 1995. The borrowing limit is reduced by $5,000,000 in August 1996 and $10,000,000 in August 1997, and certain standby letters of credit issued by the Company. At December 31, 1995 such standby letters of credit totaled $8,666,000. Interest rates on both the U.S. dollar and deutsche mark facilities are based on various market rates, and in most cases, include additional lender margins. There were no borrowings under this agreement as of December 31, 1995. The Company also must pay a fee at an annual rate of .375% on any unused portion of the loan commitment. The revolving credit agreement requires the Company to maintain certain financial ratios and imposes limitations on dividends and certain activities.

(c) Lynchburg Foundry Company ("Lynchburg"), a wholly-owned subsidiary of the Company, issued $4,400,000 of 6 1/4% Pollution Control Revenue Bonds Series 1973 maturing in December 1998 and $4,800,000 of 7% Industrial Revenue Bonds maturing in June 2006. Bonds in the aggregate amount of $3,480,000 are subject to mandatory redemption prior to maturity in annual amounts ranging from $175,000 to $745,000 in 1996 through 2005. The bonds are also subject to optional redemption prior to maturity. Intermet has agreed to indemnify Lynchburg's former owner for any liability that may be incurred with respect to its guarantee of the bonds.

(d) The term notes bear interest at rates ranging from 5% to 7.3% and mature at various times through March 2003. These borrowings are secured by property, plant and equipment with net book values aggregating to $32,800,000 at December 31, 1995.

                              Intermet Corporation

6. DEBT (CONTINUED)

(e) Intermet Machining, Inc., a wholly-owned subsidiary of Intermet, issued various promissory notes totaling $2,900,000 to the selling shareholders of PBM and InterMotive. The notes bear interest at 8%. The balance currently outstanding is payable on March 31, 1996. The principal amounts are subject to adjustment for the outcome of certain contingencies. The amounts outstanding at December 31, 1995 and 1994 reflect adjustments for certain such items.

Maturities of long-term debt at December 31, 1995 are as follows (in thousands of dollars):

               1996                           $2,596
               1997                            1,719
               1998                            6,758
               1999                            5,323
               2000                            5,323
               Thereafter                     13,552
                                             -------
                                             $35,271
                                             =======



Interest paid totaled $6,485,000, $7,693,000 and $6,654,000 in 1995, 1994 and
1993, respectively. Interest of $88,000, $668,000 and $1,032,000 was capitalized in 1995, 1994 and 1993, respectively.

The Company is in compliance with the terms and restrictions of its various loan and credit agreements. At December 31, 1995, approximately $87,870,000 of the Company's retained earnings were restricted and unavailable for the payment of dividends under these agreements.

                              Intermet Corporation

7. SHAREHOLDERS' EQUITY

The Company has a Key Individual Stock Option Plan ("Individual Plan") and a Directors Stock Option Plan ("Directors Plan"). The Company has also granted options to purchase common stock to certain individuals that are not covered under these two plans. The Individual Plan, which provided for the granting of options for 1,440,000 shares of common stock, expired in 1994 except as to options still outstanding. A new plan was approved April 27, 1995 which provided for granting of options for 1,500,000 shares of common stock. The Directors Plan provides for the granting of options to purchase 100,000 shares of common stock. Information regarding stock options is as follows:

                                  PRICE PER SHARE    NUMBER OF SHARES
                                  ---------------    ----------------

Outstanding at December 31, 1992    $ 5.69-12.62          806,000
   Granted                           10.75-11.83          304,000
   Exercised                         5.69 - 8.87          (45,000)

   Canceled or expired                5.69-10.75          (82,000)
                                                       ----------
Outstanding at December 31, 1993      5.69-12.62          983,000
   Granted                            5.75-10.11          426,000
   Exercised                                5.69          (22,500)

   Canceled or expired                5.69-10.75        (137 ,500)
                                                       ----------

Outstanding at December 31, 1994      5.69-12.62        1,249,000
   Granted                             8.56-9.00          391,000
   Exercised                          5.69-10.75         (124,500)

   Canceled or expired                5.69-11.83         (323,000)
                                                       ----------


Outstanding at December 31, 1995      5.69-12.62        1,192,500
                                                       ==========

Options granted under the Individual Plan vest over a four-year period. All other options granted were exercisable at the grant date. At December 31, 1995 options for 602,500 shares were exercisable, while 1,134,000 shares were available for future grants.

                              Intermet Corporation

7. SHAREHOLDERS' EQUITY (CONTINUED)

The Company has an Employee Stock Ownership Plan ("ESOP") for certain of its United States employees who are not covered by collective bargaining agreements. The ESOP requires contributions by the Company equal to 3% of the annual compensation of the ESOP participants. The Company may, at its discretion, make additional contributions within specified limits. Contributions to the Plan of $685,000, $719,000 and $786,000 were expensed in 1995, 1994 and 1993, respectively.

On October 6, 1995 the Company's Board of Directors declared a dividend of one Right for each share of Intermet Common Stock held of record at the close of business on October 17, 1995, pursuant to a Shareholder Protection Rights Agreement dated October 6, 1995. The Rights are generally not exercisable until 10 days after an announcement by the Company that a person, as defined (excluding, with certain limitations, any current 10% or more shareholders who do not acquire additional shares, any of the Company's ESOP's or benefit plans, and the Company or any of its wholly-owned subsidiaries), has acquired 10% of the Company's Common Stock or announces a tender offer which could result in the ownership of 10% or more of the Company's Common Stock. Each Right, should it become exercisable, will entitle the owner to buy 1/100th of a share of Participating Preferred Stock, a new series of the Company's Preferred Stock, at an exercise price of $40.

In the event the Rights become exercisable as a result of the acquisition of shares, each Right will entitle the owner, other than the acquiring person, to buy at the Rights' then current exercise price a number of shares of Common Stock with a market value equal to twice the exercise price. In addition, unless the acquiring person owns more than 50% of the outstanding shares of Common Stock, the Board of Directors may elect to exchange all outstanding Rights (other than those owned by such acquiring person or affiliates thereof) at an exchange ratio of one share of Common Stock per Right. Unless the Company merges with another company under certain conditions or redeems or exchanges the Rights before October 6, 2005, the Rights will expire on such date.

                              Intermet Corporation
             Notes to Consolidated Financial Statements (continued)


8. COMMITMENTS AND CONTINGENCIES

Future minimum rental payments required under building and equipment operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1995 are as follows (in thousands of dollars):

               1996                $2,322
               1997                 2,365
               1998                 1,540
               1999                   900
               2000                   717
               Thereafter           1,852
                                   ------
                                   $9,696
                                   ======




          Total rental expense under operating leases aggregated $2,671,000, $2,938,000 and $2,847,000 in 1995, 1994 and 1993, respectively.

At December 31, 1995 the Company had commitments for the purchase of equipment totaling approximately $7,500,000.

The Environmental Protection Agency ("EPA") filed a complaint against Lynchburg in August 1991. The complaint alleged various violations, the most significant of which related to the treatment of certain hazardous waste at two foundries. The Company and the EPA reached an agreement for a reduced penalty of $330,000 which was paid in 1995.

In March, 1994, the Company entered negotiations with the Ohio Attorney General's office concerning past violations of Ohio water pollution laws and
regulations at the Ironton foundry.   In November 1995, the Company agreed to
pay the State of Ohio the determined fine of $285,000 to settle this and all other water discharge violations at Ironton. The Company has accrued this liability at December 31, 1995 and expects to pay this in 1996 on receipt of the State decree. In addition, the Company has submitted a plan to the Ohio EPA to bring its facility into compliance with all applicable air emission requirements, after that agency had advised management of several violations of air pollution regulations. It is not known whether the agency will eventually demand the payment of civil penalties for these past violations.

The Company is also engaged in various legal proceedings and other matters incidental to its normal business activities.

The Company does not believe any of these above-mentioned proceedings or matters are material in relation to the Company's consolidated financial position or results of operations.

                              Intermet Corporation

9. RETIREMENT PLANS AND BENEFITS

The Company maintains several noncontributory defined benefit pension plans for certain of its U.S. employees covered by collective bargaining agreements. The benefits are based on years of service. The Company's policy is to fund amounts as required under applicable laws and regulations.

Net pension expense included the following components (in thousands of dollars):


                                                     1995     1994      1993
                                                  ---------------------------
 Service cost                                      $   693   $  685   $   917
 Interest cost on projected benefit obligations      1,709    1,554     1,253
 Return on plan assets                              (2,842)    (381)   (1,227)

Net amortization and deferral                        1,847    (409 )      598
                                                  ----------------------------
                                                   $ 1,407   $1,449   $ 1,541
                                                  ============================

The reconciliation of the plans' funded status to the amounts reported in the Company's consolidated balance sheets at December 31, 1995 and 1994 is as follows (in thousands of dollars):


                                                    1995      1994
                                                 -------------------

Actuarial present value of accumulated benefit
   obligations:
       Vested                                     $22,668   $19,224

       Nonvested                                    2,009     1,201
                                                -------------------

Total accumulated benefit obligations             $24,677   $20,425
                                                ===================


Projected benefit obligations                     $24,677   $20,425
Plan assets at fair value                          17,895    14,102
                                                -------------------

Excess of projected benefit obligations
    over assets                                     6,782     6,323

Unrecognized prior service cost                    (1,382)   (1,298)
Unrecognized net actuarial loss                    (2,682)   (1,519)
Unrecognized transition obligation                   (328)     (380)
Additional minimum liability                        4,392     3,197
                                                --------------------

Pension liabilities included in consolidated
   balance sheets                                 $ 6,782   $ 6,323
                                                ===================


                              Intermet Corporation

9. RETIREMENT PLANS AND BENEFITS (CONTINUED)

The above pension liabilities include $4,336,000 and $5,284,000 shown in noncurrent liabilities in the Company's consolidated balance sheets at December 31, 1995 and 1994, respectively.

The discount rate used in determining the actuarial present value of the projected benefit obligations was 7.5% in 1995 and 8.25% in 1994. The expected long-term rate of return on assets used in determining net pension expense was 9% in 1995, 1994 and 1993. Plan assets consist of publicly traded stocks and bonds, cash equivalents and insurance contracts.

The Company maintains several defined contribution plans for certain hourly employees. Contributions to these plans are accrued based on hours worked by each employee, and totaled $635,000, $597,000 and $520,000 in 1995, 1994 and
1993, respectively. Some of the plans allow participants to make contributions, on a pretax basis, of up to 20% of their compensation.

The Company also maintains a defined contribution plan for domestic salaried employees. The Company contributes a specified percentage of the annual compensation of participants. Participants are also allowed to make contributions to the plan, on a pretax basis, of up to 10% of their compensation. The Company matches 50% of participant contributions, up to a specified limit. The Company accrued contributions to the plan of $1,023,000, $1,077,000 and $1,024,000 in 1995, 1994 and 1993, respectively.

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

                              Intermet Corporation

9. RETIREMENT PLANS AND BENEFITS (CONTINUED)

Net postretirement benefit expense for 1995, 1994 and 1993 included the following components (in thousands of dollars):

                                                   1995       1994      1993
                                                 ---------------------------
Service cost                                     $  909     $1,151    $1,217
Interest cost on accumulated benefit
  obligation                                      2,414      2,426     2,745
Amortization                                       (715)        31        51
                                                 ---------------------------
                                                 $2,608     $3,608    $4,013
                                                 ===========================



The reconciliation of the postretirement benefit plans' funded status to the amounts reported in the Company's consolidated balance sheets at December 31, 1995 and 1994 is as follows (in thousands of dollars):


                                                  1995      1994
                                               ------------------

Present value of accumulated postretirement
   benefit obligation:
     Retirees                                   $15,081   $11,977
     Fully eligible active participants           2,373     3,891

     Other active participants                   16,291    17,158
                                               ------------------
                                                 33,745    33,026

Unrecognized net gain                             5,540     5,596
                                               ------------------
Postretirement benefit liability included in
   consolidated balance sheets                  $39,285   $38,622
                                               ==================



The discount rate used in determining the present value of the accumulated postretirement benefit obligation was 7.5 % at December 31, 1995 and 8.25% at December 31, 1994. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 11.5% in 1995, declining by 0.5% per year to an ultimate rate of 6% for all employees under age 65 and 7.75% in 1995, declining by .25% per year to an ultimate rate of 6.0% for all employees 65 years and older. If the assumed health care cost trend rate were increased 1% in all future years, the accumulated postretirement benefit obligation would increase by $2,435,000 and postretirement benefit expense would increase by $274,000.

                              Intermet Corporation

10. INCOME TAXES

The provision (benefit) for income taxes consists of the following (in thousands of dollars).


                                      1995      1994      1993
                                   -----------------------------


    Current:
     Federal                        $ 7,436   $   651   $(6,609)
     State                            2,058     1,629     1,394

     Foreign                          7,397     4,416     1,343
                                   -----------------------------
                                     16,891     6,696    (3,872)

    Deferred:
     Federal                          3,288      (651)   (3,100)
     State                               96         -    (1,241)

     Foreign                           (150)   ( 149 )     (299)
                                   -----------------------------
                                      3,234      (800)   (4,640)
                                   -----------------------------
                                    $20,125   $ 5,896   $(8,512)
                                   =============================


Income taxes paid (refunded) were approximately $8,407,000; $3,067,000 and $(626,000) in 1995, 1994 and 1993, respectively.

                              Intermet Corporation

10. INCOME TAXES (CONTINUED)

The provision (benefit) for income taxes differs from the amount computed by applying statutory U.S. federal income tax rates to income before income taxes for the following reasons (in thousands of dollars):


                                              1995      1994      1993
                                            --------------------------

    Provision (benefit) for income taxes
     at U.S. statutory rate                 $15,932   $(1,781)  $(10,197)
    Losses with no tax effect (Note 12)       2,517     3,683          -
    Other charges with no tax effect            803     1,938      1,244
    Difference between U.S. and
     foreign tax rates                        3,081       998        (85)
    Utilization of NOL and credit
     carryforwards                           (3,608)        -          -
    State income taxes, net of federal
     income tax benefits                      1,400     1,059         99

    Other                                         -        (1)       427
                                            -----------------------------
                                            $20,125   $ 5,896   $ (8,512)
                                            =============================


                              Intermet Corporation

10. INCOME TAXES (CONTINUED)

The tax effects of the types of temporary differences and carryforwards which give rise to deferred income tax assets (liabilities) at December 31, 1995 and 1994 are as follows (in thousands of dollars):


                                               1995       1994
                                            --------------------

    Compensation and benefit items,
     primarily related to SFAS 106           $ 21,653   $ 20,839
    Operating loss, capital loss and AMT
     credit carryforwards                      13,269     16,877

Other temporary differences                     4,901     10,413
                                            --------------------
    Gross deferred income tax assets           39,823     48,129
                                            --------------------


    Depreciation and related items            (10,863)   (14,963)

    Other temporary differences                (2,798)    (3,161)
                                            ---------------------
    Gross deferred income tax liabilities     (13,661)   (18,124)

    Valuation allowance                       (26,332)   (26,332)
                                            ---------------------
    Net deferred income taxes                $   (170)  $  3,673
                                            =====================


These amounts are included in the consolidated balance sheets as follows (in thousands of dollars):


                                                 1995      1994
                                               ------------------

    Other current assets                       $ 3,774   $ 2,579
    Other noncurrent assets                      1,260     5,813

    Other noncurrent liabilities                (5,204)   (4,719)
                                              -------------------
                                               $  (170)  $ 3,673
                                              ==================

                              Intermet Corporation

10. INCOME TAXES (CONTINUED)

The net change in the valuation allowance during 1994 was a decrease of $4,188,000. This decrease was primarily the result of a decrease in net deferred income tax assets during 1994.

There are certain limitations on the use of most of the tax loss carryforwards noted above. Tax loss carryforwards with a value of approximately $11,248,000 expire in various amounts between 1997 and 2010, while others with a value of approximately $2,021,000 may be used indefinitely.

Approximately $1,900,000 of the deferred income tax asset valuation allowance will be allocated to costs in excess of net assets acquired if the related future tax benefits are subsequently recognized.

                              Intermet Corporation

11. GEOGRAPHIC AREA AND MAJOR CUSTOMER INFORMATION

The Company produces iron castings, principally for automotive manufacturers in North America and Europe. All sales are to unaffiliated customers. Revenue and income amounts for the three years ended December 31, 1995, and identifiable assets at the end of each year, were as follows for U.S. and foreign operations (in thousands of dollars):



                                           1995        1994      1993
                                        --------------------------------

     Net sales:
     U.S                                  $448,447   $433,067   $383,182
     Foreign                                93,302    68,202     61,032

    Operating profit (loss):
     U.S                                    36,763    (9,051)   (29,015)
     Foreign                                16,052    10,779      5,529

    Income (loss) before income taxes,
     minority interest, and cumulative
     effect of accounting changes:
      U.S.                                 30,394   (14,476)   (32,524)
      Foreign                              15,126     9,387      3,389

    Identifiable assets:
     U.S.                                 220,548   250,498    261,195
     Foreign                               53,523    55,766     46,263

Net sales to customers exceeding 10% of consolidated net sales were as follows (as a percentage of consolidated net sales):

               CUSTOMER                        1995    1994   1993
               ---------------------------------------------------

               Chrysler                          20%    23%    23%
               General Motors                    18     14     12
               Ford                              18     23     23


                              Intermet Corporation

12. QUARTERLY DATA AND SHARE INFORMATION (UNAUDITED)

                                   FIRST     SECOND    THIRD    FOURTH
                                  QUARTER   QUARTER   QUARTER   QUARTER
                              ---------------------------------------------
                            (In Thousands of Dollars, Except Per Share Data)
                            -----------------------------------------------

1995
 Net sales                      $153,278  $149,035  $117,331  $122,105
 Gross profit                     21,650    27,460    12,727    22,575
 Net income                        6,520     9,537     3,377     5,961
Net income per common
       share                         .26       .39       .14       .24
 Share prices (NASDAQ):
       High                        8.125      9.75    12.625    14.125
       Low                          6.25     7.625      9.50      9.50


1994
Net sales                       $118,889  $124,582  $120,990  $136,808
Gross profit                      13,587    15,174    10,742     2,943
Net income (loss)                  1,710     2,439       373   (15,507)
Net income (loss) per common
       share                         .07       .10       .02      (.63)
Share prices (NASDAQ):
       High                         10.5       9.5         8       7.5
       Low                           8.5       7.5      6.25      4.75


Third and fourth quarter sales are usually lower than the first and second quarter sales due to plant closings by automotive manufacturers for vacations and model changeovers. The above share price information represents inter-dealer transactions in The Nasdaq National Market without retail markup, markdown or commission.

                              Intermet Corporation

The Company's previous Chairman and Vice-Chairman retired in the fourth quarter of 1994. The Company provided them with retirement pay and other benefits for specified periods and accrued $1,700,000 related to these arrangements. The Company also accrued $3,612,000 for severance pay and benefits for the planned termination of salaried employees related to a reorganization of the Company. The amount of this accrual was based on the terms of an existing severance plan and employment agreement. Both of these amounts were included in general and administrative expenses in the 1994 consolidated statement of operations.

In the fourth quarter of 1994 it became apparent certain idle equipment, most of which the Company tried to sell, had a recoverable value below its then current net book value. The Company also determined the net book value of certain other equipment still in use could not be fully recovered over its remaining useful life. The Company recorded a 1994 fourth quarter charge of $4,552,000 related to these items. The Company also wrote off the remaining cost in excess of net assets of PBM in the fourth quarter; resulting in a charge to earnings of $4,393,000. The write-off was recorded largely as the result of the probable loss of a significant production contract at PBM. Both this charge and the write-down of equipment are included in cost of sales in the 1994 consolidated statement of operations.

During the fourth quarter of 1994 the Company notified its Australian partner of the Company's intention to withdraw from the aluminum joint venture described in
Note 4. As a result of this decision, the Company wrote off the remaining value of its investment in the joint venture. The charge to earnings of $2,001,000 is included in general and administrative expenses in the 1994 consolidated statement of operations.

The adjustments described above resulted in a loss before income taxes for the Company's domestic operations in 1994. In light of this loss and the losses reported in the preceding two years, the Company did not consider it appropriate to recognize the federal income tax benefit related to the 1994 loss. The deferred income tax asset valuation reserve was therefore increased $3,683,000 to offset the net deferred income tax asset generated by the 1994 domestic loss.

The Company was granted a retroactive price increase on certain products in December 1993. Had this price increase been in effect at the beginning of 1993, first, second and third quarter net income (loss) would each have been favorably affected by $.01 per share.