Form 10-K405, Exhibit 13
period 1996-12-31
INTERMET CORP
filed 1997-03-27
CIK 745287

Exhibit 13


Management Discussion and Analysis of Financial Information
Results of Operations

1996 Compared to 1995

Sales in 1996 were $7.3 million (1%) lower than in 1995 reflecting the lack of sales from the divested businesses (about $30 million), the phase out of the Ford F 150 I-Beam program without replacement and unfavorable foreign exchange rate. Despite these adverse situations, sales actually increased by approximately 6% for plants operating in both years as a result of the relatively stable economic conditions in the automotive market and strong demand on some of the platforms in that market. Sales of aluminum castings were lower than expected with the high proportion of development products lowering the productive capacity of the production line. Looking forward to 1997 sales are expected to increase with the acquisition of Sudbury; without the acquisition sales would be flat assuming a stable environment in the automotive industry. Actual results may differ materially.

Gross profit decreased $6.6 million in 1996 over 1995 with a corresponding decline in the consolidated gross margin from 15.6% of sales to 14.6% in 1996. Margins remained constant or improved at most plants; however, a reduction in gross margin was experienced at one plant due to the effect of high fixed costs and the phase out of the F150 I-Beam program. Margin was further eroded by the intense development efforts and building expansion at the Company's aluminum castings facility.

Operating expenses at $21.8 million were reduced by $9.8 million resulting from the full year impact of decentralization of corporate functions in 1995 as well as further cost reductions and process improvements put in place in 1996. 1995 also included a one-time charge for the relocation of the Corporate offices from Atlanta to Detroit.

Operating profit improved $3.3 million (6%) to $56.1 million in 1996 versus $52.8 million in 1995. These profits include expenses related to acquisition investigation of $0.6 million. Looking forward, operating results are expected to improve in 1997 with the addition of Sudbury as a wholly owned subsidiary of the Company. The Company expects to maintain the impact of the decentralization and cost reduction programs implemented in 1995 and 1996. These expectations are based on the assumption that the automotive market demand will continue near the same level in 1997 as was experienced in 1996; however there can be no assurance that this will be the case.

Interest expense for 1996 was less than half of that the prior year due to a lower level of borrowing. For most of the year the Company was in a net debt free position having more cash on hand than outstanding fixed debt. In addition, interest income in 1996 at $1.4 million was $1.0 million greater than in 1995.

The Company recorded a consolidated tax provision of $11.2 million in 1996. This amount is the net of statutory provisions less reduction in deferred valuation allowance and utilization of net operating losses (NOL's) and credit carry forwards. The Management of the Company believed that a consistent record of profitability had been established; and thus the Company recorded a reduction in the deferred tax valuation allowance of $11.5 million in accordance with generally accepted accounting principles. The Company was also able to utilize $2.1 million of net operating losses and credit carry forwards. Management continues to pursue the strategies which would enable the Company to utilize deferred tax assets which are fully reserved at December 31, 1996.

1995 Compared to 1994

Record sales in 1995 were $40.5 million (8%) higher than in 1994 and reflected the relatively strong economy in North America, the strengthening economy in Europe and favorable exchange rate changes. The Company utilized the additional capacity gained earlier in the year by going to three-shift foundry operation as well as the new production line which had started up at the Company's New River Castings plant in late 1994 to meet customer demand. This increase occurred despite the decline in sales resulting from the sale of two businesses. Sales actually increased 13% for plants operating in both years, although the automotive market was weaker in 1995 compared to 1994.

Gross profit increased $42 million in 1995 over 1994. The consolidated gross margin also improved substantially, rising to 15.6% of sales from 8.5% in 1994 (10.3% before fourth quarter 1994 adjustments of $8.9 million for equipment write-downs and write-off of goodwill related to a 1992 acquisition). Margins improved at all foundry operations in the Company, especially the Company's New River Castings foundry in Virginia. This improvement stemmed from operational improvements and focused cost reduction programs addressing yield rates, scrap, and procurement procedures.

Operating expenses were $31.6 million in 1995 compared to $40.7 million in 1994. The majority of previously performed corporate functions were decentralized or eliminated during 1995.

Expenses were lowered $5.8 million from reduction in staffing and targeted corporate cost reduction programs despite the one-time expense of relocating the Corporate offices from Atlanta to Detroit. The remaining decline in operating expense resulted from the fourth quarter 1994 charge of $7.3 million for retirement payments for the Company's former Chairman and Vice-Chairman; severance pay and benefits per planned terminations due to a reorganization; and a joint venture write-off.

Operating profit improved to $52.8 million versus the 1994 operating profit of $1.7 million ($18 million before the adjustments described above) despite the Company's purchasing and beginning operation of an aluminum castings business in fourth quarter 1995 and the unexpected costs of handling the G.W.M., Inc.
and Kelso & Company, L.P acquisition proposal ($0.6 million).   The
reorganization efforts allowed the Company to post much stronger profit levels.

Interest expense for 1995 was $0.5 million less than in the prior year, due to lower level of borrowing and decreasing interest rates toward the end of the current year. In addition, only $88 thousand of interest was capitalized for 1995 versus the $0.7 million in capitalized interest in 1994 related to the New River expansion.

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

Liquidity and Capital Resources

On December 20, 1996, the Company completed a cash tender offer for the outstanding stock of Sudbury, Inc. With the Company effectively owning 95.2% of Sudbury as of December 31, the results for Sudbury were consolidated into Intermet's results. The acquisition does not materially effect Intermet's operations in 1996; however, the impact on the consolidated balance sheet of the Company at December 31, 1996 is significant. During this discussion, information will be segregated to illustrate the impact of the Sudbury acquisition. Listed below are summarized balance sheet information at December 31, 1996 for the Company.



                                   Intermet                                     Consolidated
                                 Pre-Sudbury       Sudbury       Elimination      Intermet
                                 ------------     ---------      -----------    ------------
Assets:
Current Assets                      $143.3        $  86.6        $( 40.6)          $189.3
Net PP&E                             142.7           80.1                           222.8
Other Assets                          28.5           85.7                           114.2
                                    ------        -------        -------           ------
  Total                             $314.5        $ 252.4        $( 40.6)          $526.3
                                    ======        =======        =======           ======

Liabilities & Equity:
Current Liabilities                 $ 92.4        $  80.4        $(  1.4)          $171.4
Long Term Debt                        30.8            0.3          118.4            149.5
Other Liabilities                     50.2           14.1              -             64.3
Shareholders Equity                  141.1          157.6         (157.6)           141.1
                                    ------        -------        -------           ------
  Total                             $314.5        $ 252.4        $( 40.6)          $526.3
                                    ======        =======        =======           ======




Certain balance sheet data is summarized below (in millions of dollars):




                                                                                       1996
                                                                              ----------------------
                                                                                Pre-          Post-
December 31                           1993          1994          1995        Sudbury       Sudbury
-----------                         ------         ------        ------       --------      --------
Funded debt                         $106.6         $107.4         $35.3         $ 33.0        $162.0
Shareholders' equity                  75.5           68.0          98.0          141.1         141.1
Net working capital                   31.2           29.1          14.3           50.9          18.0

Outstanding debt was reduced throughout 1996 to a low of $33 million before the purchase of Sudbury. The Company through its improved operating results was in a net zero debt position until the last week in December. At the end of October the Company purchased a 49% interest in IWESA, a German machining company, using internally generated funds. 1996 capital expenditures for the Company were slightly less than the level of depreciation. As a result, the Company improved its debt-to-capital ratio to 19% before rising to 53% at December 31, 1996 as a result of borrowing $118 million to fund the Sudbury acquisition. An additional $22 million of borrowings will be required in January to complete the transaction.

Shareholders' equity increased $43 million from $98 million at December 31, 1995 to $141 million at December 31, 1996 surpassing any previous level attained by the Company. The Company reinstituted a quarterly dividend midyear at 4 cents per share.

The 1996 activity in the Lower Basin restructuring reserve established in 1993 reduced the Company's cash flows by $4 million, while $2 million was charged against the reserve in 1995. The 1995 charges were funded by the sale of
obsolete equipment and savings from ongoing operations.   Most of the foundry
equipment and supplies inventory were removed and disposed of during 1995. The Company completed most all of the above-mentioned restructuring, consisting
primarily of the demolition of the foundry  and severance in 1996.   There are
still some costs for demolition of buildings and environmental matters remaining.

The Company recorded an accrual in 1994 for retirement pay and severance costs
related to additional planned terminations.   Operations in 1996 funded
approximately $0.7 million of the amount accrued in 1994.   In addition, the
Company funded the $1.7 million accrued at December 31, 1995 for the headquarter relocation out of cash generated in 1996 from operations.

At December 31, 1996 the Company and its subsidiaries had approximately $94 million of unused borrowing capacity under various revolving credit agreements.

The Company also has recurring costs related to environmental concerns, particularly the management and disposition of waste (principally non-hazardous
waste) generated as part of ongoing operations.   In 1996 and 1995 such costs
totaled approximately $9 million in each year. Although the Company continues to take various steps to control these costs, they are expected to increase in the future. In addition, a portion of the Company's capital expenditures are regularly incurred to limit or monitor pollution, principally for ventilation and dust control equipment. Such expenditures were approximately $2.6 million in 1996 and $2.0 million in 1995. The Company expects to spend $5.8 million in capital in this area in 1997. The forward looking statement will be influenced by revenue increases and available engineering resources.

The newly acquired Sudbury subsidiary is party to a number of lawsuits and claims arising out of the conduct of its business, including those relating to commercial transactions, product liability and environmental, safety and health matters.

The Sudbury subsidiary, using historical trends, actuarially calculates the estimated amount of its current exposure for product liability. Sudbury is insured for amounts in excess of established aggregate annual deductibles which total $2.5 million and accrues for the estimated liability described above up to the limits of the deductibles. Other claims and lawsuits are handled on a case-by-case basis. Three subsidiaries of Sudbury are self-insured for health care to an aggregate annual amount of $7.8 million and workers' compensation up to $0.4 million per incident, above which third party insurance applies.

All operating locations acquired by Sudbury since 1984 operate in a variety of locations where environmental situations could exist based on current or past operations. Certain operating and non-operating subsidiaries of Sudbury have been named as potentially responsible parties liable for cleanup of known environmental conditions. For known environmental situations, Sudbury, with the assistance of environmental engineers and consultants, has accrued $3.4 million to cover estimated future environmental expenditures. Sudbury has initiated corrective action and/or preventative environmental projects that are intended to provide for the safe and lawful operation of its facilities There could exist, however, more extensive or unknown environmental situations at existing or previously owned businesses for which the future cost is not known or accrued at December 31, 1996.

While the ultimate result of the above contingencies cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the consolidated financial position or results of operations of the Company.

                       Consolidated Financial Statements

                              Intermet Corporation

                  Years ended December 31, 1996, 1995 and 1994
                      with Report of Independent Auditors

                         Report of Independent Auditors


The Board of Directors and Shareholders
Intermet Corporation

We have audited the accompanying consolidated balance sheets of Intermet Corporation as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intermet Corporation at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



Detroit, Michigan
January 30, 1997

                              Intermet Corporation

                     Consolidated Statements of Operations

                                                          Years ended December 31,
                                                   1996              1995              1994
                                             -------------------------------------------------
                                              (In Thousands of Dollars, Except Per Share Data)
Net sales                                        $534,478          $541,749          $501,269
Cost of sales                                     456,618           457,337           458,823
                                             -------------------------------------------------
Gross profit                                       77,860            84,412            42,446

Operating expenses:
 Selling                                            3,646             4,957             5,520
 General and administrative                        18,111            26,640            35,198
                                             -------------------------------------------------
Operating profit                                   56,103            52,815             1,728

Other income and expenses:
 Interest income                                    1,403               382               149
 Interest expense                                  (3,056)           (6,461)           (6,952)
 Other, net                                          (128)           (1,216)              (14)
                                                   (1,781)           (7,295)           (6,817)
                                             -------------------------------------------------
Income (loss) before income taxes                  54,322            45,520            (5,089)
Provision for income taxes                         11,169            20,125             5,896
                                             -------------------------------------------------
Net Income (loss)                                $ 43,153          $ 25,395          $(10,985)
                                             =================================================
Income (loss) per common share - Primary         $   1.69          $   1.02          $   (.45)
                                             =================================================

See accompanying notes.

                              Intermet Corporation

                          Consolidated Balance Sheets



                                                                December 31,
                                                           1996              1995
                                                           -----------------------
                                                          (In Thousands of Dollars)
Assets
Current assets:
 Cash and cash equivalents                                 $ 23,485       $ 11,173
 Accounts receivable:
  Trade, less allowance for doubtful accounts of
   $949 in 1996 and $1,267 in 1995                           87,049         49,814
  Other                                                       4,642          5,298
                                                           -----------------------
                                                             91,691         55,112
Inventories:
 Finished goods                                              13,530          5,616
 Work in process                                             13,408          3,989
 Raw materials                                               11,679          3,975
 Supplies and patterns                                       17,430         15,575
                                                           -----------------------
                                                             56,047         29,155

 Deferred income tax                                         13,242          3,774
 Other current assets                                         4,829          3,858
                                                           -----------------------
Total current assets                                        189,294        103,072

Property, plant and equipment, at cost:
 Land                                                         5,260          3,585
 Buildings and improvements                                  88,459         77,649
 Machinery and equipment                                    335,003        254,140
 Construction in progress                                     7,982          8,914
                                                           -----------------------
                                                            436,704        344,288
Less:
 Foreign industrial development grants, net of
    amortization                                              4,804          5,469
 Accumulated depreciation and amortization                  209,118        189,625
                                                           -----------------------
 Net property, plant and equipment                          222,782        149,194
 Goodwill, net of amortization                               88,223          6,090
 Other noncurrent assets                                     26,013         15,715
                                                           $526,312       $274,071
                                                           =======================

See accompanying notes.

                              Intermet Corporation

                          Consolidated Balance Sheets




                                                                        December 31,
                                                                    1996           1995
                                                                 -------------------------
                                                                 (In Thousands of Dollars)
Liabilities and shareholders' equity
Current liabilities:
 Accounts payable                                                 $ 54,721       $ 28,640
 Accrued wages, severance and benefits                              26,697         19,432
 Accrued Sudbury acquisition costs                                  37,299              -
 Accrued restructuring costs                                         3,402          7,334
 Income taxes payable                                               15,198         16,000
 Other accrued liabilities                                          21,375         14,750
 Long-term debt due within one year                                 12,676          2,596
                                                                  -----------------------
Total current liabilities                                          171,368         88,752

Noncurrent liabilities:
 Long-term debt due after one year                                 149,477         32,675
 Retirement benefits                                                53,421         46,067
Other noncurrent liabilities                                         8,107          5,712
                                                                  -----------------------
Total noncurrent liabilities                                       211,005         84,454

Minority interest                                                    2,837          2,837

Shareholders' equity:
 Preferred stock; 5,000,000 shares authorized; none issued
 Common stock, $.10 par value; 50,000,000 shares authorized;
   25,165,374 and  25,050,374  shares issued in 1996 and
   1995,  respectively                                               2,517          2,505
 Capital in excess of par value                                     57,308         56,431
 Retained earnings                                                  78,267         37,125
 Accumulated translation adjustments                                 3,548          3,765
 Minimum pension liability adjustment                                 (485)        (1,636)
 Unearned restricted stock                                             (53)          (162)
                                                                  -----------------------
Total shareholders' equity                                         141,102         98,028
                                                                  -----------------------
                                                                  $526,312       $274,071
                                                                  =======================

See accompanying notes.

                              Intermet Corporation

                     Consolidated Statements of Cash Flows


                                                                  Years ended December 31,
                                                          1996            1995              1994
                                                        -----------------------------------------
                                                                 (In Thousands of Dollars)
Operating activities
Net income (loss)                                       $ 43,153        $ 25,395         $(10,985)
Adjustments to reconcile net income (loss) to
cash provided by operating activities:
  Depreciation and amortization                           26,853          28,115           29,035
  Loss on sale of subsidiaries                                 -           1,272                -
  Write down equipment and goodwill                            -               -            8,945
  Write off investment in joint venture                        -               -            2,001
  Loss on sale of assets, other                              552             219               26
  Deferred income taxes                                   (6,364)          3,234             (800)
  Changes in operating assets and liabilities
   excluding the effects of acquisitions and
   dispositions:
      Accounts receivable                                    279          13,474          (18,877)
      Inventories                                         (5,225)          1,533            5,204
      Accounts payable and accrued liabilities             5,133          (2,586)          12,521
      Other assets and liabilities                         6,750          12,615              565
                                                         -------        ---------        ---------
Cash provided by operating activities                     71,131          83,271           27,635

Investing activities
Additions to property, plant and equipment              (26,025)         (24,442)         (24,873)
Purchase of  Alexander City Castings                          -           (2,704)               -
Purchase of Sudbury, net of cash acquired              (146,676)               -                -
Purchase of minority interest in IWESA                   (6,780)               -                -
Proceeds from sales of plant, property & equipment        3,516            4,462              965
Proceeds from sale of subsidiaries                            -            9,750                -
Other, net                                                 (105)          (3,759)            (833)
                                                       --------         --------         --------
Cash used in investing activities                      (176,070)         (16,693)         (24,741)
Financing activities
Increase in revolving credit facility                   118,400                -            5,203
Reduction in debt                                        (2,337)         (64,159)          (5,197)
Issuance of common stock                                    889              903              127
Dividends paid                                           (2,011)               -                -
Net decrease in note payable                                  -           (7,656)               -
Other, net                                                    -                -              (30)
                                                       --------         --------         --------

Cash provided by (used in) financing activities         114,941          (70,912)             103
Effect of exchange rate changes on cash                   2,310            1,789             (519)
                                                       --------         --------         --------
Net increase (decrease) in cash and cash equivalents     12,312           (2,545)           2,478
Cash and cash equivalents at beginning of year           11,173           13,718           11,240
                                                       --------         --------         --------
Cash and cash equivalents at end of year               $ 23,485         $ 11,173         $ 13,718
                                                       ========         ========         ========

See accompanying notes.

Intermet Corporation

                Consolidated Statements of Shareholders' Equity


                                                                   Years ended December 31,
                                                              1996          1995           1994
                                                            --------------------------------------
                                                                   (In Thousands of Dollars)
Common stock
Beginning balance                                           $  2,505        $ 2,464       $  2,457
Exercise of options to purchase 114,500;
   124,500 and 22,500 shares of common stock in
   1996, 1995 and 1994, respectively                              12             12              2
Exercise of options purchased with common stock                    -             (2)             -
Issuance of 310,000 shares of common stock                         -             31              -
Issuance of 50,000 shares of common stock                          -              -              5
                                                            --------------------------------------
Ending balance                                                 2,517          2,505          2,464

Capital in excess of par value
Beginning balance                                             56,431         52,150         51,742
Exercise of options to purchase 114,500;
124,500 and 22,500 shares of common stock in
1996, 1995 and 1994, respectively                                877            891            125
Exercise of options purchased with common stock                    -           (265)             -
Issuance of 310,000 shares of common stock                         -          3,655              -
Issuance of 50,000 shares of common stock                          -              -            283
                                                            --------------------------------------
Ending balance                                                57,308         56,431         52,150

Retained earnings
Beginning balance                                             37,125         11,730         22,715
Net income (loss)                                             43,153         25,395        (10,985)
Cash dividends                                                (2,011)             -              -
                                                            --------------------------------------
Ending balance                                                78,267         37,125         11,730

Accumulated translation adjustments
Beginning balance                                              3,765          2,959          1,499
Translation adjustments                                         (344)         1,321          2,640
Related income tax effect                                        127           (515)        (1,180)
                                                            --------------------------------------
Ending balance                                                 3,548          3,765          2,959

Minimum pension liability adjustment
Beginning balance                                             (1,636)        (1,164)        (2,881)
Adjustment                                                     1,887           (774)         2,815
Related income tax effect                                       (736)           302         (1,098)
                                                            --------------------------------------
Ending balance                                                  (485)        (1,636)        (1,164)

Unearned restricted stock
Beginning balance                                               (162)          (168)             -
Issuance of  10,000 and 50,000 shares of
common stock in 1995 and 1994, respectively                        -            (86)          (173)
Amortization                                                     109             92              5
                                                            --------------------------------------
Ending balance                                                   (53)          (162)          (168)
                                                            --------------------------------------
Total shareholders' equity                                  $141,102        $98,028       $ 67,971
                                                            ======================================

     See accompanying notes.

                              Intermet Corporation

                   Notes to Consolidated Financial Statements

                 Years ended December 31, 1996, 1995, and 1994



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

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) method as to 40% and 17% of the December 31, 1996 and 1995 inventories, respectively. Certain raw materials and supplies inventories are valued on a weighted average cost basis; average production cost is used for certain work in process and finished goods inventories and other inventories are valued by the first-in, first-out (FIFO) method. The specific identification method is used for pattern inventories. If LIFO inventories were valued using the same cost methods used for other inventories, their carrying values would have increased by $1,310,000 and $1,504,000 at December 31, 1996 and 1995, respectively.

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

Intangible Assets

Intangible assets consist principally of costs in excess of net assets acquired of $88,223,000 and $6,090,000 (net of accumulated amortization of $1,837,000 and $1,372,000) at December 31, 1996 and 1995, respectively. Such costs are being amortized using the straight-line method over periods ranging from ten to forty years.

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)



1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and current portion of long-term debt approximate fair values. The fair value of the Company's long-term debt approximates the reported amounts in the accompanying 1996 consolidated balance sheet as their respective interest rates approximate the December 31, 1996 market rates for similar debt instruments.

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

2. Acquisitions and Dispositions

In December, 1996, the Company acquired for cash substantially all of the outstanding stock of Sudbury, Inc. for $182,434,000, including cost of $5,277,000 directly related to the acquisition. The accompanying balance sheet includes as a current liability accrued acquisition costs of $37,299,000 which principally represents the purchase cost of employee stock options and participation certificates. The transaction has been accounted for as a purchase, and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair values of tangible net assets acquired was $82,598,000 and has been recorded as goodwill, which is being amortized on a straight-line basis over 40 years. The results of operations of Sudbury from the date of acquisition to December 31, 1996, were not significant. Sudbury, Inc. and its subsidiaries manufacture high-quality industrial products. The products are used primarily in the automotive, appliance and construction markets providing iron, aluminum and zinc castings; applications of custom coatings; cranes, truck bodies and related equipment; and precision machined components.

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


2.Acquisitions and Dispositions (continued)

In November, 1996, the Company purchased for cash a minority interest in IWESA GmbH, for 4,000,000 DM. The Company also purchased a newly issued share from IWESA for 374,000 DM bringing its share interest to 49% and contributed 6,000,000 DM to the capital reserves of IWESA in support of new capital expansion projects. The Company's total investment in IWESA amounts to 10,374,000 DM ($6,780,000 at then current exchange rates) and is accounted for on the equity method. The results of operations of IWESA since acquisition have not been significant. IWESA is a precision machining and engineering company located in Saarbrucken, Germany, producing parts for the commercial motor vehicle and industrial markets.

In November, 1995, the Company acquired certain operating assets and the aluminum foundry businesses of Bodine Robinson and Robinson Foundry, Inc. The aggregate purchase price of $6,304,000 was funded by a cash payment of $2,704,000 and 300,000 shares of Intermet common stock. These assets form the base of the Company's wholly-owned subsidiary, Alexander City Castings, Inc. ("Alexander City"). This transaction has been accounted for as a purchase. The consolidated financial statements include the results of operations of Alexander City since the date of acquisition.

In September and October 1995 the Company sold substantially all the operating assets of its subsidiaries, PBM Industries, Inc. ("PBM") and InterMotive Technologies, Inc. ("InterMotive"), respectively, in exchange for an aggregate of $9,750,000 in cash and a $2,500,000 note and recognized a pre-tax loss of $1,432,000.

The following represents the unaudited pro forma consolidated results of operations for the Company for the years ended December 31, 1996 and 1995, assuming the acquisitions and dispositions described throughout Note 2 occurred on January 1, 1995 (in thousands of dollars, except for per share data):


                                       1996           1995
                                   --------       --------
     Net sales                     $837,880       $848,790
     Net income                    $ 47,326       $ 35,072
     Income per common share       $   1.85       $   1.41

These pro forma results are presented for comparative purposes only. They are not necessarily indicative of what would have occurred had the acquisitions actually been made on January 1, 1995, or of future results of operations.

3. Restructuring

In August 1993 the Company decided to close its oldest plant, the Lower Basin foundry in Virginia. The Lower Basin foundry incurred operating losses prior to its closing in 1994 of approximately $3,700,000 which were charged against an accrual established for restructuring. Most of the foundry equipment and supplies inventories were removed and disposed of during 1995. Demolition and sales of the buildings continued in 1996. The restructuring liabilities include $3,402,000, and $7,334,000 in current liabilities at December 31, 1996 and 1995, respectively. The restructuring liability at December 31, 1996 relates principally to environmental matters and at December 31, 1995 amounts are also provided for severance and demolition cost.

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


4. Joint Venture and Minority Interest

The Company and an Australian company had, through subsidiaries, formed a joint venture, ICA Castings ("ICA"). ICA constructed a pilot casting line in Kentucky for the manufacture of aluminum automotive castings. The Company accounted for its 50% interest in ICA under the equity method which was written off in 1994. The charge to earnings of $2,001,000 is included in general and administrative expenses in the 1994 consolidated statements of
operations.   During 1995 the Company transferred its interest in ICA to the other partner in the joint venture in exchange for $750,000 in cash.

In 1988, the Company purchased all of the common stock of Ironton Iron, Inc. ("Ironton"), a foundry company in Ohio. As a part of the transaction, the previous common stockholders of Ironton received an equivalent number of shares of Ironton's new 5% cumulative preferred stock with an aggregated par value of $2,337,000. The preferred shares are to be retired at par value from net income of Ironton, if available. No shares have been retired and no dividends have been accrued or paid to date since Ironton has incurred a cumulative net loss since 1988. The preferred shares are included in minority interest in the consolidated balance sheet.

5. Cash Flow Information

All short-term investments with original maturities of less than 90 days are deemed to be cash equivalents for purposes of the statements of cash flows. There were no noncash investing and financing activities in 1994. Such activities in 1996 and 1995 were as follows (in thousands of dollars):



                                                    1996         1995
                                                ---------------------
     Fair value of assets acquired              $175,687       $3,625
     Costs in excess of net assets acquired       82,598        2,736
     Less:
       Liabilities assumed                       100,687           57
       Common stock of the Company                     -        3,600
       Cash acquired in acquisition               10,922            -
                                                ---------------------
     Net cash paid for acquisition              $146,676       $2,704
                                                =====================

6. Debt

Columbus Neunkirchen Foundry GmbH (Neunkirchen), a wholly owned subsidiary of the Company, has various revolving note agreements which are payable on demand. These notes provide for borrowings up to DM 18,998,000 (approximately $12,267,000) at December 31, 1996. There were no outstanding borrowings under these agreements as of December 31, 1996 and approximately $13,000 was outstanding at December 31, 1995.

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


6. Debt (Continued)

Long-term debt consists of the following (in thousands of dollars):


                                                   1996      1995
                                               ------------------
    Intermet:
     Revolving credit facility                  $118,400  $     -
     Prudential term loan                         25,000   25,000
    Subsidiaries:
     Sudbury subordinated notes                    9,831        -
     Sudbury PIK Notes                               666        -
     Lynchburg revenue bonds                       5,025    5,700
     Neunkirchen term notes                        2,446    3,664
     IMI promissory notes                            258      907
     Other                                           527        -
                                               ------------------
    Total                                       $162,153  $35,271
                                               ------------------
    Less long-term debt due within one year       12,676    2,596
                                               ------------------
    Long-term debt due after one year           $149,477  $32,675
                                                =================

The Company has an unsecured revolving credit agreement with a bank consortium which was refinanced in November 1996. The agreement, which expires in November 1999, provides for loans up to $200,000,000. The borrowing limit is reduced by certain standby letters of credit. At December 31, 1996 such standby letters of credit totaled $3,375,000. The revolving credit agreement provides the Company with several interest rate pricing mechanisms ranging from 6.025% to 8.25% at December 31, 1996. The Company must also pay a fee at an annual rate of .15% on any unused portion of the loan commitment. The revolving credit agreement requires the Company to maintain certain financial ratios and imposes limitations on certain activities.

The Company has an unsecured term loan agreement with The Prudential Insurance Company of America. The loan bears interest at an annual rate of 8.05% payable quarterly. Principal amounts are to be repaid in five equal annual installments beginning in December 1998. The term loan agreement requires the Company to maintain certain financial ratios and imposes limitations on certain activities.

As a result of the acquisition of Sudbury, Inc., the Company assumed the
outstanding subordinated notes of Sudbury.   These notes are due September 1997
and bear interest at an annual rate of 8.6%. Prior to Sudbury refinancing its bank debt in May 1993, the Subordinated Notes provided that interest payments would be made through the issuance of additional promissory notes in the aggregate principal of the amount of interest owed ("PIK Notes"). The terms and conditions of the PIK Notes are identical to the Subordinated Notes. The Company has notified the trustee for the bondholders that it is redeeming all of the notes prior to maturity, at par, and expects this redemption to be completed by February 21, 1997.

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


6. Debt (Continued)

Lynchburg Foundry Company (Lynchburg), a wholly owned subsidiary of the Company, issued $4,400,000 of 6.25% Pollution Control Revenue Bonds Series 1973 maturing in December 1998 and $4,800,000 of 7% Industrial Development Revenue Bonds maturing in June 2006. Principal amounts to be repaid under the pollution control revenue bonds are $530,000 in 1997 with a final payment at maturity of $570,000. Principal amounts to be repaid under the industrial development revenue bonds are $175,000 in 1997 with further mandatory redemption prior to maturity of $2,100,000 with annual payments ranging from $175,000 to $350,000 with a final payment at maturity of $1,650,000. The bonds are also subject to optional redemption prior to maturity.

The Neunkirchen term notes mature at various times beginning in September 1998 through March 2003 and bear interest at rates ranging from 5% to 7.3%. Mandatory payments are required. Approximately 38.2% of the notes are required to paid in both 1997 and 1998 with the remaining 23.6% to be repaid in 1999 through 2003 in substantially equal payments. These borrowings are secured by property, plant and equipment with net book values aggregating to $25,085,000 at December 31, 1996.

Sudbury has a credit agreement with National City Bank and Star Bank for $805,000 to support letters of credit which are outstanding for the same amount as the credit agreement. The letters of credit are at an annual rate of .75% payable on a quarterly basis.

Long Term Debt Maturities

Maturities of long-term debt at December 31, 1996 are as follows (in thousands of dollars):


               1997                       $ 12,676
               1998                          6,883
               1999                        123,733
               2000                          5,334
               2001                          5,312
               Thereafter                    8,215
                                          --------
               Total                      $162,153
                                          ========

Interest paid totaled $3,048,000, $6,485,000 and $7,693,000 in 1996, 1995 and
1994, respectively.

The Company is in compliance with the terms and restrictions of its various loan and credit agreements. At December 31, 1996, approximately $43,513,000 of the Company's retained earnings were restricted and unavailable for the payment of dividends under these agreements.

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


7.  Shareholders' Equity

The Company has a Key Individual Stock Option Plan ("Individual Plan") and a Directors Stock Option Plan ("Directors Plan"). The Company has also granted options to purchase common stock to certain individuals that are not covered under these two plans. The Individual Plan, which provided for the granting of options for 1,440,000 shares of common stock, expired in 1994 except as to options still outstanding. A new plan was approved April 27, 1995 which provided for granting of options for 1,500,000 shares of common stock. The Directors Plan provides for the granting of options to purchase 100,000 shares of common stock. Options granted under the Individual Plan vest over a four-year period. All other options granted were exercisable at the grant date. At December 31, 1996 options for 660,000 shares were exercisable, while 837,500 shares were available for future grants.

In October, 1995, the Financial Accounting Standards board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." This new standard defines a fair value based method of accounting for an employee stock option or similar equity instrument.

The fair value of the Company's stock options were estimated as of the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995: risk-free interest rates of 6.4%; a dividend yield of 1.0%; volatility factors of the expected market price of the Company's common stock of .34; and a weighted-average expected life of the options of 6 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of the pro forma disclosures required under Statement 123, the estimated fair value of the options is amortized to expense over the options' vesting period. For 1996 and 1995, net income and earnings per share on a pro forma basis does not differ significantly from that determined under APB 25.

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)

7. Shareholders' Equity (continued)

A summary of the Company's stock option activity, and related information for the years ended December 31, 1995 and 1994 are as follows:


                                           Exercise         Number of
                                         Price Range         Options
                                        ------------        --------
Outstanding at December 31, 1993        $5.69-$12.62         983,000
 Granted                                  5.75-10.11         426,000
 Exercised                                      5.69         (22,500)
 Canceled or expired                      5.69-10.75        (137,500)
                                                           ---------
Outstanding at December 31, 1994          5.69-12.62       1,249,000
 Granted                                   8.56-9.00         391,000
 Exercised                                5.69-10.75        (124,500)
 Canceled or expired                      5.69-11.83        (323,000)
                                                           ---------
Outstanding at December 31, 1995          5.69-12.62       1,192,500
                                                           =========

     A summary of the Company's 1996 stock option activity, including related Statement 123 disclosures, are as follows:


                                                       Weighted
                                                        Average
                                         Number of     Exercise          Exercise
                                           Options       Price         Price Range
                                         ---------     --------      --------------
Outstanding at December 31, 1995         1,192,500       $ 8.74
 Granted                                   381,500        13.03        $12.75-$13.81
 Exercised                                (114,500)        8.44           5.69-10.75
 Forfeited                                 (69,500)       10.12           9.00-12.75
                                         ---------       ------
Outstanding at December 31, 1996         1,390,000       $ 9.87
                                         =========       ======
Exercisable at December 31, 1996           660,000       $ 8.48
Weighted-average fair value of
options granted during 1996                              $ 5.33

Exercise prices for options outstanding as of December 31, 1996 ranged from $5.69 to $13.81. The weighted-average remaining contractual life of those options is 7.4 years.

The Company has an Employee Stock Ownership Plan ("ESOP") for certain of its United States employees who are not covered by collective bargaining agreements. The ESOP requires contributions by the Company equal to 3% of the annual compensation of the ESOP participants. The Company may, at its discretion, make additional contributions within specified limits. Contributions to the Plan of $665,000, $685,000 and $719,000 were expensed in 1996, 1995 and 1994, respectively.

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)

7. Shareholders' Equity (continued)

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

8. Commitments and Contingencies

Future minimum rental payments required under building and equipment operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 1996 are as follows (in thousands of dollars):


                        1997                        $ 5,308
                        1998                          4,189
                        1999                          3,022
                        2000                          2,217
                        2001                          1,789
                        Thereafter                    2,058
                                                    -------
                                                    $18,583
                                                    =======

Total rental expense under operating leases aggregated $2,833,000, $2,671,000 and $2,938,000 in 1996, 1995 and 1994, respectively.

At December 31, 1996 the Company had commitments for the purchase of equipment totaling approximately $7,746,000.

Certain operating and non-operating subsidiaries of the Company have been named as potentially responsible parties liable for cleanup of known environmental conditions. For known environmental situations, the Company, with the assistance of environmental engineers and consultants, has accrued reserves to cover estimated future environmental expenditures. Environmental reserves at December 31, 1996 and 1995 approximated $5,400,000 and $1,600,000 respectively. The Company has initiated corrective action and/or preventative environmental projects to ensure the safe and lawful operation of its facilities. There could exist, however, more extensive or unknown environmental situations at existing or previously owned businesses for which the future cost is not known or exceeds amounts accrued at December 31, 1996.

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)

8. Commitments and Contingencies (continued)

The Company is also engaged in various legal proceedings and other matters incidental to its normal business activities. The Company does not believe any of these above-mentioned proceedings or matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

9. Retirement Plans and Benefits

The Company maintains several noncontributory defined benefit pension plans for certain of its U.S. employees covered by collective bargaining agreements. The benefits are based on years of service. The Company's policy is to fund amounts as required under applicable laws and regulations.

Net pension expense included the following components (in thousands of dollars):


                                                   1996      1995     1994
                                                   ----      ----     ----
Service cost                                    $   842   $   693   $  685
Interest cost on projected benefit obligations    1,805     1,709    1,554
Return on plan assets                            (3,886)   (2,842)    (381)
Net amortization and deferral                     2,494     1,847     (409)
                                                -------   -------   ------
                                                $ 1,255   $ 1,407   $1,449
                                                =======   =======   ======

The reconciliation of the plans' funded status to the amounts reported in the Company's consolidated balance sheets at December 31, 1996 and 1995 is as follows (in thousands of dollars):


                                                                1996      1995
                                                                ----      ----
Actuarial present value of accumulated benefit obligations:
Vested                                                       $47,533   $22,668
Nonvested                                                      3,416     2,009
                                                             -------   -------
Total accumulated benefit obligations                        $50,949   $24,677
                                                             =======   =======
Projected benefit obligations                                $50,949   $24,677
Plan assets at fair value                                     47,435    17,895
Excess of projected benefit obligations over assets            3,514     6,782
Unrecognized prior service cost                               (1,228)   (1,382)
Unrecognized net actuarial loss                                 (795)   (2,682)
Unrecognized transition obligation                              (276)     (328)
Additional minimum liability                                   2,299     4,392
                                                             -------   -------
Pension liabilities included in consolidated balance sheets  $ 3,514   $ 6,782
                                                             =======   =======

The discount rate used in determining the actuarial present value of the projected benefit obligations was 7.625% in 1996 and 7.5% in 1995. The expected long-term rate of return on assets used in determining net pension expense was 9% in 1996, 1995 and 1994. Plan assets consist of publicly traded stocks and bonds, cash equivalents and insurance contracts.

                              Intermet Corporation

9. Retirement Plans and Benefits (continued)

The Company maintains several defined contribution plans for certain hourly employees. Contributions to these plans are accrued based on hours worked by each employee, and totaled $724,000, $635,000 and $597,000 in 1996, 1995 and
1994, respectively. Some of the plans allow participants to make pretax contributions, as a percentage of their compensation.

The Company also maintains defined contribution plans for domestic salaried employees. The Company contributes a specified percentage of the annual compensation of participants. Participants are also allowed to make pretax contributions to the plans, as a percentage of their compensation. The Company matches participant contributions, up to a specified limit. The Company accrued contributions to the plans of $991,000, $1,023,000 and $1,077,000 in 1996, 1995 and 1994, respectively.

In addition to providing pension benefits, the Company provides health care and life insurance benefits to certain retired U.S. employees and their dependents. Salaried employees can become eligible for retiree health care benefits at age 55 depending on years of service. Certain hourly employees currently can become eligible for retiree health care benefits at age 60 depending on years of service. Retirees receive substantially the same health care benefits as active employees. The medical plans generally pay 80% of most medical expenses less deductible amounts. Salaried employees also contribute to the cost of dependent coverage. The salaried employee coverage converts to a Medicare supplement at age 65, while most hourly employee coverage ceases at age 65. Net postretirement benefit expense for 1996, 1995 and 1994 included the following components (in thousands of dollars):



                                                   1996     1995     1994
                                                   ----     ----     ----
Service cost                                     $1,073   $  909   $1,151
Interest cost on accumulated benefit obligation   2,425    2,414    2,426
Amortization                                       (496)    (715)      31
                                                 ------   ------   ------
                                                 $3,002   $2,608   $3,608
                                                 ======   ======   ======


The reconciliation of the postretirement benefit plans' funded status to the amounts reported in the Company's consolidated balance sheets at December 31, 1996 and 1995 is as follows (in thousands of dollars):


                                                                    1996           1995
                                                                    ----           ----
Present value of accumulated postretirement benefit obligation:
Retirees                                                         $21,055          $15,081
Fully eligible active participants                                 3,126            2,373
Other active participants                                         14,771           16,291
                                                                 -------          -------
                                                                  38,952           33,745
Unrecognized net gain                                             10,955            5,540
Postretirement benefit liability included in consolidated        -------          -------
balance sheets                                                   $49,907          $39,285
                                                                 =======          =======

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


9. Retirement Plans and Benefits (continued)

The discount rate used in determining the present value of the accumulated postretirement benefit obligation was 7.625% at December 31, 1996 and 7.5% at December 31, 1995. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 7.5% to 11% in 1996, declining by 0.5% per year to an ultimate rate of 5.5% to 6% for the applicable employee age groups. Certain subsidiaries providing a dental benefit assumed a 7.0% cost trend rate for dental in 1996, declining to 5.5% in 1998. If the assumed health care cost trend rate were increased 1% in all future years, the accumulated postretirement benefit obligation would increase by $2,582,000 and postretirement benefit expense would increase by $360,000.

10. Income Taxes

The provision (benefit) for income taxes consists of the following (in thousands of dollars).


                                               1996      1995      1994
                                               ----      ----      ----
Current:
 Federal                                     $ 6,642   $ 7,436   $  651
 State                                         2,448     2,058    1,629
 Foreign                                       8,443     7,397    4,416
                                             -------   -------   ------
                                              17,533    16,891    6,696
Deferred:
 Federal                                      (5,280)    3,288     (651)
 State                                        (1,748)       96        -
 Foreign                                         664      (150)    (149)
                                             -------   -------   ------
                                              (6,364)    3,234     (800)
                                             -------   -------   ------
                                             $11,169   $20,125   $5,896
                                             =======   =======   ======

Income taxes paid were approximately $17,380,000, $8,407,000 and $3,067,000 in 1996, 1995 and 1994, respectively.

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)

10. Income Taxes (continued)

The provision (benefit) for income taxes differs from the amount computed by applying statutory U.S. federal income tax rates to income before income taxes for the following reasons (in thousands of dollars):


                                        1996       1995      1994
                                        ----       ----      ----
Provision (benefit) for income taxes
at U.S. statutory rate                $ 19,013   $15,932   $(1,781)
Losses with no tax effect                    -     2,517     3,683
Difference between U.S. and
foreign tax rates                        3,734     3,081       998
Utilization of NOL and credit
carryforwards                           (2,137)   (3,608)        -
State income taxes, net of federal
income tax benefits                        455     1,400     1,059
Reduction in deferred valuation
allowance                              (11,513)        -         -
Other                                    1,617       803     1,937
                                      --------   -------   -------
                                      $ 11,169   $20,125   $ 5,896
                                      ========   =======   =======

The tax effects of the types of temporary differences and carryforwards which give rise to deferred income tax assets (liabilities) at December 31, 1996 and 1995 are as follows (in thousands of dollars):


                                                          1996         1995
                                                          ----         ----
Compensation and benefit items,
primarily related to SFAS 106                         $ 27,514     $ 21,653
Operating loss, capital loss, foreign tax credit and
AMT credit carryforwards                                19,253       13,269
Other temporary differences                             13,050        4,901
                                                      --------   ----------
Gross deferred income tax assets                        59,817       39,823
Depreciation and related items                         (22,103)     (10,863)
Other temporary differences                            (11,884)      (2,798)
                                                       --------   ---------
Gross deferred income tax liabilities                  (33,987)     (13,661)
                                                      --------   ----------
Net deferred tax asset                                  25,830       26,162
Valuation allowance                                    (14,819)     (26,332)
                                                      --------   ----------
Net deferred income taxes                             $ 11,011     $   (170)
                                                      ========   ==========

These amounts are included in the consolidated balance sheets as follows (in thousands of dollars):


                                           1996                    1995
                                           ----                    ----
Current assets                          $13,242                    $ 3,774
Other noncurrent assets                   4,136                      1,260
Other noncurrent liabilities             (6,367)                    (5,204)
                                        -------                    -------
                                        $11,011                    $  (170)
                                        =======                    =======

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)

10. Income Taxes (continued)

Financial Accounting Standard Board Statement No. 109 "Accounting For Income Taxes ("Statement No. 109") requires the reduction of the deferred tax asset by a valuation allowance, based on the weight of available evidence, if it is more likely than not that a portion or all of the deferred tax asset will not be realized. For the year ended December 31, 1996 the Company reduced its valuation allowance by $11,513,000, due to the increased viability of anticipated future income. The company has continued to provide a valuation allowance in the amount of $14,819,000 for capital losses, foreign tax credits and operating loss carryforwards, the utilization of which is presently uncertain.

There are certain limitations on the use of most of the tax loss and credit carryforwards noted above. Tax loss and credit carryforwards with a value of approximately $19,253,000 expire in various amounts between 1997 and 2010.

11. Geographic Area and Major Customer Information

The Company produces iron castings, principally for automotive manufacturers in North America and Europe and effective with the acquisition of Sudbury, Inc. (See Note 2) the Company supplies applications of custom coatings; cranes, truck bodies and related equipment; and precision machine components. All sales are to unaffiliated customers. Revenue and income amounts for the three years ended December 31, 1996, and identifiable assets at the end of each year, were as follows for U.S. and foreign operations (in thousands of dollars):


                                                1996      1995      1994
                                                ----      ----      ----
    Net sales:
    U.S.                                      $441,942  $448,447  $433,067
    Foreign                                     92,536    93,302    68,202

    Operating profit (loss):
    U.S.                                        38,338    36,763    (9,051)
    Foreign                                     17,765    16,052    10,779

    Income (loss) before income taxes:
    U.S.                                        36,960    30,394   (14,476)
    Foreign                                     17,362    15,126     9,387

    Identifiable assets:
    U.S.                                       469,359   220,548   250,498
    Foreign                                     63,003    53,523    55,766

Net sales to customers exceeding 10% of consolidated net sales were as follows (as a percentage of consolidated net sales):


                                                1996      1995      1994
            Customer                            ----      ----      ----
            Chrysler                             23%       20%       23%
            Ford                                 19        18        23
            General Motors                       12        18        14

                             Intermet Corporation

11. Geographic Area and Major Customer Information  (continued)

Credit is extended based on an evaluation of the customer's financial condition, and generally collateral is not required. Credit losses are provided for in the financial statements and consistently have been within management's expectation.


12. Quarterly Data and Share Information (Unaudited)



                                 First        Second         Third     Fourth
                                Quarter       Quarter       Quarter    Quarter
                               ------------------------------------------------
                               (In Thousands of Dollars, Except Per Share Data)
1996
Net sales                      $134,158      $143,782      $130,279   $126,259
Gross profit                     19,777        24,277        17,830     15,976
Net income                        8,810        10,814         6,786     16,743
Net income per common share         .35           .42           .27        .65
Share prices (NASDAQ):
  High                           13.375        17.625        14.375      16.25
  Low                              9.75         12.00        10.375     10.125

1995
Net sales                      $153,278      $149,035      $117,331   $122,105
Gross profit                     21,650        27,460        12,727     22,575
Net income                        6,520         9,537         3,377      5,961
Net income per common share         .26           .39           .14        .24
Share prices (NASDAQ):
  High                            8.125          9.75        12.625     14.125
  Low                              6.25         7.625          9.50       9.50

Third and fourth quarter sales are usually lower than the first and second quarter sales due to plant closings by automotive manufacturers for vacations and model changeovers. The above share price information represents inter-dealer transactions in The NASDAQ National Market without retail markup, markdown or commission.