Form 10-K, Exhibit 13
period 1997-12-31
INTERMET CORP
filed 1998-03-27
CIK 745287

                                                                Exhibit 13


Financial Highlights

Years Ended December 31                              1997        1996       1995       1994      1993       1992
-------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA (IN THOUSANDS)

Net sales                                          $813,729    $534,478   $541,749   $501,269  $444,214   $401,951
Restructuring charge                                                  _          _          _    24,000          _
Operating profit (loss)                              77,337      56,103     52,815      1,728   (23,486)     5,830
Income (loss) before cumulative
effect of accounting changes                         40,013      43,153     25,395    (10,985)  (20,504)    (1,515)
Cumulative effect on prior years of
changes in accounting methods                             _           _          _          _         _    (28,421)
Net income (loss)                                    40,013      43,153     25,395    (10,985)  (20,504)   (29,936)
-------------------------------------------------------------------------------------------------------------------

SHARE DATA

Earnings (loss) per share before
cumulative effect of accounting changes               $1.55        1.69      $1.02      (.45)      (.83)     (.06)
Income (loss) per common share - diluted              $1.55        1.69      $1.02      (.45)      (.83)    (1.31)
Cash dividends per share                                .16         .08          _          _       .12        .16
Average diluted shares                               25,783      25,594     24,893     24,591    24,564     22,783
-------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA (IN THOUSANDS)

Total assets                                       $538,805    $526,312   $274,071   $306,264  $307,458   $274,457
Debt due after one year                             167,295     149,477     32,675     87,698    93,391     69,478
Total debt                                          177,833     162,153     35,271     99,715    95,854     76,751
Shareholders' equity                                175,428     141,102     98,028     67,971    75,532    101,054
Return on equity                                        23%         30%        26%      (16%)     (27%)      (30%)

Management's Discussion and Analysis of Financial Condition and Results of Operations

THE CHAIRMAN'S LETTER AND THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. WHEN USED IN THIS SECTION, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE" AND "EXPECT" AND SIMILAR EXPRESSIONS ARE GENERALLY INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED THAT ANY FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY OR ITS MANAGEMENT, ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS INCLUDING, BUT NOT LIMITED TO: (I) GENERAL ECONOMIC CONDITIONS IN THE MARKETS IN WHICH THE COMPANY OPERATES; (II) FLUCTUATIONS IN WORLDWIDE OR REGIONAL AUTOMOBILE AND LIGHT AND HEAVY TRUCK PRODUCTION; (III) LABOR DISPUTES INVOLVING THE COMPANY OR ITS SIGNIFICANT CUSTOMERS; (IV) CHANGES IN PRACTICES AND/OR POLICIES OF THE COMPANY'S SIGNIFICANT CUSTOMERS TOWARD OUTSOURCING AUTOMOTIVE COMPONENTS AND SYSTEMS; (V) FOREIGN CURRENCY AND EXCHANGE FLUCTUATIONS; AND (VI) OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY DOES NOT INTEND TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

UNLESS THE CONTEXT INDICATES OTHERWISE, AS USED IN THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, THE TERM "COMPANY" REFERS TO INTERMET CORPORATION, ITS CONSOLIDATED SUBSIDIARIES AND THEIR RESPECTIVE PREDECESSORS. THE COMPANY ACQUIRED SUDBURY, INC. ("SUDBURY") EFFECTIVELY ON DECEMBER 21, 1996; AND ACCORDINGLY, INCLUDED SUDBURY IN THE DECEMBER 31, 1996 BALANCE SHEET. THE RESULTS OF OPERATIONS OF SUDBURY FROM THE DATE OF ACQUISITION TO DECEMBER 31, 1996 WERE NOT SIGNIFICANT.

Results of Operations

1997 Compared to 1996

Sales in 1997 were $813.7 million compared to 1996 sales of $534.5 million. This 52.2% increase in sales related primarily to the acquisition of Sudbury in late December 1996. Domestic sales during 1997, excluding Sudbury, were relatively flat from 1996. European sales, excluding Sudbury, were strong, down only 2.6% despite a 13% ($13.5 million) negative exchange rate impact from 1996 to 1997. The Company's European sales, in local currency, set a new record for the year. Sales at machining operations (i.e., operations in place both years) increased $12.0 million for 1997, over the same period in 1996, with the launch of new products. Sales at the Company's domestic foundry operations, excluding Sudbury, were down 3.8% in 1997 from the prior year. This decrease was primarily due to the "selling gap" created by capacity constraints in 1993 and 1994. Looking forward to 1998, sales are expected to increase as a result of significant new automotive business that is expected to launch during the second half of the year. Actual results may differ materially.

Gross profit increased to $107.0 million in 1997 from $77.9 million in 1996. This improvement is due primarily to the acquisition of Sudbury. Gross profit as a percentage of sales was 13.1% in 1997 versus 14.6% in 1996 (13.3% in 1996 including Sudbury). Gross profit as a percentage of sales was lower in 1997 primarily because the Sudbury subsidiaries in the aggregate generate lower percentage margins than pre-acquisition Intermet subsidiaries in the aggregate. In addition, the Company continues to have higher than anticipated costs associated with new product launches at the Company's lost foam aluminum plant and underutilized capacity at certain other domestic foundries.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Results of Operations (continued)

1997 Compared to 1996 (continued)

Selling, general and administrative expenses were $29.6 million for 1997, an increase of $7.9 million over 1996. This increase relates primarily to expenses incurred by the operating units of Sudbury which were not part of the Company's results in 1996. Selling, general and administrative expenses as a percentage of sales for the years ending December 31, 1997 and 1996 were 3.6% and 4.1%, respectively. Amounts in 1997 included expenses related to acquisition investigations of $0.4 million and expenses related to the secondary stock offering for the George Mathews family and certain related parties of $0.3 million.

Interest expense for the years ended December 31, 1997 and 1996 was $12.4 million and $3.1 million, respectively. This change was a result of an increase in borrowings that were used primarily to finance the Sudbury acquisition and, to a lesser extent, to fund working capital.

Other expenses increased from $0.1 million in 1996 to $4.1 million in 1997. This increase relates primarily to equity in net losses of $3.2 million from minority holdings, principally IWESA GmbH ("IWESA.

The Company recorded a consolidated tax provision of $21.4 million in 1997. This amount is the net of statutory provisions less reduction in deferred valuation allowance and utilization of net operating losses ("NOLs") and credit carry forwards. The Company was able to utilize $4.9 million of NOLs and credit carry forwards and recorded a reduction in the deferred tax valuation allowance of $1.2 million, related to the acquisition of Sudbury.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Results of Operations (continued)

1996 Compared to 1995

Sales in 1996 were $7.3 million (1%) lower than in 1995 reflecting the lack of sales from the divested businesses (about $30 million), the phase out of the Ford F-150 I-Beam program without replacement and unfavorable foreign exchange rates. Despite these adverse situations, sales actually increased by approximately 6% for plants operating in both years as a result of the relatively stable economic conditions in the automotive market and strong demand on some of the platforms in that market. Sales of aluminum castings were lower than expected with the high proportion of development products lowering the productive capacity of the production line.

Gross profit decreased $6.6 million in 1996 over 1995 with a corresponding decline in the consolidated gross margin from 15.6% of sales to 14.6% in 1996. Margins remained constant or improved at most plants; however, a reduction in gross margin was experienced at one plant due to the effect of high fixed costs and the phase out of the F-150 I-Beam program. Margins were further eroded by the intense development efforts and building expansion at the Company's lost foam aluminum castings facility.

Selling, general and administrative expenses of $21.8 million were reduced by $9.8 million from 1995 levels as a result of the full year impact of decentralization of corporate functions in 1995 as well as further cost reductions and process improvements put in place in 1996. In addition, 1995 included a one time charge for the relocation of the corporate offices from Atlanta to Detroit.

Operating profit improved $3.3 million (6%) to $56.1 million in 1996 versus $52.8 million in 1995. Amounts in 1996 include expenses related to acquisition investigation of $0.6 million.

Interest expense for 1996 was less than half of the prior year's level due to a lower average borrowings. For most of the year the Company was in a net debt free position having more cash on hand than outstanding fixed debt. In addition, interest income in 1996 at $1.4 million was $1.0 million greater than in 1995.

The Company recorded a consolidated tax provision of $11.2 million in 1996. This amount was the net of statutory provisions less reduction in deferred valuation allowance and utilization of NOLs and credit carry forwards. The Company believed that a consistent record of profitability had been established; and thus the Company recorded a reduction in the deferred tax valuation allowance of $11.5 million in accordance with generally accepted accounting principles. The Company was also able to utilize $2.1 million of NOLs and credit carry forwards.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Liquidity and Capital Resources

During 1997, net cash provided by operating activities was $62.2 million. Non-cash charges (principally depreciation and amortization expense) were $36.6 million. Accounts receivable increased primarily because sales in December 1997 were greater than sales in December 1996, including Sudbury. Inventories were greater at December 31, 1997 versus December 31, 1996 due to an increase in patterns for tooling programs in progress. Accounts payable and accrued liabilities decreased from December 31, 1996 due to a decrease in income taxes payable. The Company's investing activities for 1997 used cash of $76.1 million. This included $36.4 million paid for costs related to the acquisition of Sudbury and $40.6 million for property, plant and equipment additions. Bank borrowings decreased slightly, in the aggregate, from the end of 1996.

Cash and cash equivalents decreased to $7.0 million at December 31, 1997 from $23.5 million at December 31, 1996. Of the $23.5 million at December 31, 1996, $10.9 million was obtained in the acquisition of Sudbury. Since the beginning of 1997, the Company has reduced the cash on hand to a level that management believes is required for current operations. The Company declared cash dividends of $0.04 per share per quarter ($4.0 million in aggregate) during 1997.

During 1997, the Company increased its ownership interest of the common stock of IWESA from 49% to 82.4%, and accordingly, accounts for its investment using the consolidation method. The information presented below is segregated to illustrate the impact of the consolidation of IWESA. Certain balance sheet data (in millions of dollars) are summarized as follows:

                                            December 31, 1997                         December 31,
                                            Pre-          Post-
                                           IWESA          IWESA            1996            1995           1994
                                           -----         -------           ----            ----           ----
       Funded debt                         $160.9         $186.9          $162.2           $35.3         $107.4
       Shareholders' equity                 175.4          175.4           141.1            98.0           68.0
       Net working capital                   68.1           57.3            18.0            14.3           29.1

Outstanding funded debt increased in 1997 to a high of $198.0 million then decreased to $160.9 million (excluding IWESA) at December 31, 1997, slightly below December 31, 1996 levels. The increase in borrowings during early 1997 was expected and related primarily to funds required to complete the December 1996 Sudbury acquisition. The Company's debt-to-capital ratio decreased from 53% at December 31, 1996 to 52% at December 31, 1997 (48% without IWESA).

Shareholders' equity increased $34.3 million from $141.1 million at December 31, 1996 to $175.4 million at December 31, 1997 surpassing any previous level attained by the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Liquidity and Capital Resources (continued)

The Company has recurring costs related to environmental matters, particularly the management and disposition of waste (principally non-hazardous waste) generated as part of ongoing operations. In 1997 and 1996, such costs totaled approximately $12.3 and $9.0 million, respectively. Environmental expense for 1996 does not include that for the subsidiaries purchased in the Sudbury acquisition. Although the Company continues to take various steps to control environmental costs, they are expected to increase in the future. In addition, a portion of the Company's capital expenditures are regularly incurred to limit or monitor pollution, principally for ventilation and dust control equipment. Such expenditures were approximately $6.9 million in 1997 and $2.6 million in 1996. The Company expects to spend $2.6 million in capital expenditures related to environmental matters in 1998. The actual amount of capital expenditures will be influenced by sales volume increases and available engineering resources, among other factors.

In addition, certain operating and non-operating subsidiaries of the Company have been named as potentially responsible parties liable for cleanup of known environmental conditions. For known environmental conditions, the Company, with the assistance of environmental engineers and consultants, has accrued $5.5 million to cover estimated future environmental expenditures [in such matters]. There could exist, however, more extensive or unknown environmental situations at existing or previously owned businesses for which the future cost is not known or accrued at December 31, 1997.

In addition to these recurring and anticipated expenditures, the 1990 amendments to the Federal Clean Air Act, and regulations promulgated thereunder are expected to have a major impact on the compliance cost of many U.S. companies, including foundries of the type owned by the Company. Until final regulations implementing those amendments are adopted by the Federal and State governments, and until certain control measures under existing regulations are determined, it is not possible to estimate such costs.

The Company is also a party to certain lawsuits and claims arising out of the conduct of its business, including those relating to commercial transactions, product liability, environmental, safety and health matters. The Company self insures a significant portion of its health care , property and casualty insurance risks. However, the Company purchases additional insurance for catastrophic losses.

While the ultimate result of the contingencies described above cannot be predicted with certainty, management of the Company does not expect such known contingencies to have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company. However, the Company cannot be assured that its activities will not give rise to actions by governmental agencies or private parties which could cause the Company to incur fines, penalties, operational shutdowns, damages, cleanup costs or other similar expenses. In addition, the Company's foundry capacity levels and increases therein are dependent upon the Company's ability to maintain, or obtain increases in such capacity levels, in its permits for air emissions and water discharges.


At December 31, 1997 the Company had commitments for the purchase of operating equipment of approximately $5.3 million which are expected to be funded through cash flow from operations. The Company had committed and uncommitted bank credit facilities with outstanding borrowing capacity of approximately $113.4 million at December 31, 1997. The Company has a term loan of $25.0 million outstanding, $5.0 million of which it will repay in December 1998. Additional current maturities of long term debt total $5.5 million at December 31, 1997.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Liquidity and Capital Resources (continued)

The Company is holding certain assets as "held for sale", with a carrying value of $16.9 million at December 31, 1997 that, if sold, are expected to reduce borrowings. Whether such borrowing reductions are achieved will be influenced by the timing of such sales and the actual sale proceeds received, among other factors.

Year 2000

The Company has developed plans to address issues related to the impact on its computer systems and operations of the Year 2000. Financial and operational systems have been assessed and plans have been developed to address systems modification requirements. The financial impact of making the required systems changes is not expected to be material to the Company's consolidated financial position, results of operations or cash flows. The Company expects to be Year 2000 compliant before December 31, 1999.

                        Consolidated Financial Statements

                              Intermet Corporation

                  Years ended December 31, 1997, 1996 and 1995
                       with Report of Independent Auditors

                         Report of Independent Auditors


The Board of Directors and Shareholders
Intermet Corporation

We have audited the accompanying consolidated balance sheets of Intermet Corporation as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intermet Corporation at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP

Detroit, Michigan
January 30, 1998

                              Intermet Corporation

                      Consolidated Statements of Operations



                                                           Years ended December 31,
                                                  1997               1996                1995
                                            -----------------    ---------------    ---------------
                                             (in thousands of dollars, except per share data)

Net sales                                            $813,729           $534,478           $541,749
Cost of sales                                         706,771            456,618            457,337
                                            -----------------    ---------------    ---------------
Gross profit                                          106,958             77,860             84,412

Operating expenses:
   Selling                                              9,810              3,646              4,957
   General and administrative                          19,811             18,111             26,640
                                            -----------------    ---------------    ---------------
Operating profit                                       77,337             56,103             52,815

Other income and expenses:
   Interest income                                        546              1,403                382
   Interest expense                                   (12,396)            (3,056)            (6,461)
   Other, net                                          (4,098)              (128)            (1,216)
                                            -----------------    ---------------    ---------------
                                                      (15,948)            (1,781)            (7,295)

                                            -----------------    ---------------    ---------------
Income before income taxes                             61,389             54,322             45,520
Provision for income taxes                             21,376             11,169             20,125
                                            -----------------    ---------------    ---------------
Net income                                            $40,013            $43,153            $25,395
                                            =================    ===============    ===============

Income per common share - Basic                         $1.59              $1.72              $1.03
                                            =================    ===============    ===============

Income per common share - Diluted                       $1.55              $1.69              $1.02
                                            =================    ===============    ===============

See accompanying notes.

                              Intermet Corporation

                           Consolidated Balance Sheets


                                                                     December 31,
                                                               1997               1996
                                                          ---------------     --------------
                                                              (in thousands of dollars)
Assets
Current assets:
   Cash and cash equivalents                                      $7,022            $23,485
   Accounts receivable:
     Trade, less allowance for doubtful accounts of
       $2,125 in 1997 and $949 in 1996                            92,871             87,049
     Other                                                         7,549              4,642
                                                          --------------      -------------
                                                                 100,420             91,691

   Inventories:
     Finished goods                                                9,035             13,530
     Work in process                                              14,705             13,408
     Raw materials                                                12,806             11,679
     Supplies and patterns                                        24,618             17,430
                                                          --------------      -------------
                                                                  61,164             56,047

   Assets held for sale                                           16,892                  -
   Deferred income tax                                             3,244             13,242
   Other current assets                                            4,540              4,829
                                                          --------------      -------------
 Total current assets                                            193,282            189,294

Property, plant and equipment, at cost:
   Land                                                            4,783              5,260
   Buildings and improvements                                     89,215             88,459
   Machinery and equipment                                       357,745            335,003
   Construction in progress                                       20,238              7,982
                                                          --------------      -------------
                                                                 471,981            436,704
 Less:
   Foreign industrial development grants, net of
        amortization                                               5,638              4,804
   Accumulated depreciation and amortization                     224,444            209,118
                                                          --------------      -------------
   Net property, plant and equipment                             241,899            222,782
   Goodwill, net of amortization                                  82,309             88,223
   Other noncurrent assets                                        21,315             26,013
                                                          ==============      =============
                                                                $538,805           $526,312
                                                          ==============      =============

                              Intermet Corporation

                           Consolidated Balance Sheets



                                                                                      December 31,
                                                                                 1997               1996
                                                                           ----------------     -------------
                                                                              (in thousands of dollars)

Liabilities and shareholders' equity
  Current liabilities:
   Notes payable                                                                    $9,087                 -
   Accounts payable                                                                 59,173           $54,721
   Accrued wages, severance and benefits                                            21,998            26,697
   Accrued Sudbury acquisition costs                                                   903            37,299
   Income taxes payable                                                              8,635            15,198
   Other accrued liabilities                                                        25,620            24,777
   Long term debt due within one year                                               10,538            12,676
                                                                           ----------------     ------------
Total current liabilities                                                          135,954           171,368

Noncurrent liabilities:
   Long term debt due after one year                                               167,295           149,477
   Retirement benefits                                                              49,013            53,421
   Other noncurrent liabilities                                                      8,778             8,107
                                                                           ----------------     ------------
Total noncurrent liabilities                                                       225,086           211,005

Minority interest                                                                    2,337             2,837

Shareholders' equity:
   Preferred stock; 5,000,000 shares authorized; none issued
     Common stock, $.10 par value; 50,000,000 shares authorized;
     25,256,374 and  25,165,374 shares issued in 1997 and 1996,
     respectively                                                                    2,526             2,517
   Capital in excess of par value                                                   58,176            57,308
   Retained earnings                                                               114,242            78,267
   Accumulated translation adjustments                                                 573             3,548
   Minimum pension liability adjustment                                                (12)             (485)
   Unearned restricted stock                                                           (77)              (53)
                                                                           ----------------     ------------
Total shareholders' equity                                                          175,428          141,102
                                                                           ================     ============
                                                                                   $538,805         $526,312
                                                                           ================     ============

See accompanying notes.

                             Intermet Corporation

                    Consolidated Statements of Cash Flows


                                                                               Years ended December 31,
                                                                      1997              1996               1995
                                                                ---------------     -------------     -------------
                                                                            (in thousands of dollars)
Operating activities:
Net income                                                            $40,013             $43,153           $25,395
Adjustments to reconcile net income to
 cash provided by operating activities:
    Depreciation                                                       32,482              25,016            27,801
    Amortization                                                        3,849               1,837               314
    Equity in results of minority holdings                              3,199                   -                 -
    Loss on sale of subsidiaries                                            -                   -             1,272
    (Gain) loss on sale of assets, other                                 (320)                552               219
    Deferred income taxes                                              (2,577)             (6,364)            3,234
    Changes in operating assets and liabilities
       excluding the effects of acquisitions and
       dispositions:
       Accounts receivable                                             (6,098)                279           13,474
       Inventories                                                     (4,050)             (5,225)           1,533
       Accounts payable and accrued liabilities                        (6,219)              5,133           (2,586)
       Other assets and liabilities                                     1,895               6,750           12,615
                                                                -------------       -------------     -------------
Cash provided by operating activities                                  62,174              71,131           83,271

Investing activities:
  Additions to property, plant and equipment                          (40,585)            (26,025)         (24,442)
  Purchase of Alexander City Castings                                       -                   -           (2,704)
  Purchase of Sudbury, net of cash acquired                           (36,396)           (146,676)               -
  Purchase of minority interest in IWESA                                    -              (6,780)               -
  Proceeds from sales of plant, property & equipment                      815               3,516            4,462
  Proceeds from sale of subsidiaries                                        -                   -            9,750
  Other, net                                                               25                (105)          (3,759)
                                                                -------------       -------------     -------------
Cash used in investing activities                                     (76,141)           (176,070)         (16,693)

Financing activities:
  Net increase in revolving credit facility                             6,600             118,400                -
  Reduction in debt                                                   (12,576)             (2,337)         (64,159)
  Net increase (decrease) in note payable                               5,000                   -           (7,656)
  Issuance of common stock                                                877                 889              903
  Dividends paid                                                       (4,038)             (2,011)               -
  Other, net                                                              420                   -                -
                                                                -------------       -------------     ------------
Cash (used in) provided by financing activities                        (3,717)            114,941          (70,912)

Effect of exchange rate changes on cash                                 1,221               2,310            1,789
                                                                -------------       -------------     ------------
Net (decrease) increase in cash and cash equivalents                  (16,463)             12,312           (2,545)
Cash and cash equivalents at beginning of year                         23,485              11,173           13,718
                                                                =============       =============     ============
Cash and cash equivalents at end of year                               $7,022             $23,485          $11,173
                                                                =============       =============     ============

See accompanying notes.

                              Intermet Corporation

                 Consolidated Statements of Shareholders' Equity

                                                                              Years ended December 31,
                                                                      1997               1996               1995
                                                                -----------------    --------------    --------------
                                                                             (in thousands of dollars)
Common stock
Beginning balance                                                        $2,517            $2,505            $2,464
Exercise of options to purchase 88,500, 114,500 and
   124,500 shares of common stock in 1997, 1996 and 1995,
   respectively                                                               9                12                12
Exercise of options purchased with common stock                               -                 -                (2)
Issuance of 310,000 shares of common stock                                    -                 -                31
                                                                ---------------      ------------      ------------
Ending balance                                                            2,526             2,517             2,505

Capital in excess of par value
Beginning balance                                                        57,308            56,431            52,150
Exercise of options to purchase 88,500, 114,500 and
   124,500 shares of common stock in 1997, 1996 and 1995,
   respectively                                                             868               877               891
Exercise of options purchased with common stock                               -                 -              (265)
Issuance of 310,000 shares of common stock                                    -                 -             3,655
                                                                ---------------      ------------    --------------
Ending balance                                                           58,176            57,308            56,431

Retained earnings
Beginning balance                                                        78,267            37,125            11,730
Net income                                                               40,013            43,153            25,395
Cash dividends                                                           (4,038)           (2,011)                -
                                                                ---------------      ------------    --------------
Ending balance                                                          114,242            78,267            37,125

Accumulated translation adjustments
Beginning balance                                                         3,548             3,765             2,959
Translation adjustments                                                  (4,575)             (344)            1,321
Related income tax effect                                                 1,600               127              (515)
                                                                ---------------      ------------    --------------
Ending balance                                                              573             3,548             3,765

Minimum pension liability adjustment
Beginning balance                                                          (485)           (1,636)           (1,164)
Adjustment                                                                  776             1,887              (774)
Related income tax effect                                                  (303)             (736)              302
                                                                ---------------      ------------    --------------
Ending balance                                                              (12)             (485)           (1,636)

Unearned restricted stock
Beginning balance                                                           (53)             (162)             (168)
Issuance of 7,500 and 10,000 shares of common stock in
1997 and 1995, respectively                                                (115)                -               (86)
Amortization                                                                 91               109                92
                                                                ---------------      ------------      ------------
Ending balance                                                              (77)              (53)             (162)
                                                                ===============    ==============    ==============
Total shareholders' equity                                             $175,428          $141,102           $98,028
                                                                ===============    ==============    ==============

 See accompanying notes.

                              Intermet Corporation

                   Notes to Consolidated Financial Statements

                  Years ended December 31, 1997, 1996 and 1995


1.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements, presented in conformity with generally accepted accounting principles ("GAAP"), include the accounts of Intermet Corporation ("Intermet") and its subsidiaries (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

Business

The Company produces iron and aluminum castings, principally for automotive manufacturers in North America and Europe. The Company also supplies applications of custom coatings, cranes, truck bodies and related equipment and precision machined components to automotive and other industrial customers.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) method as to 36% and 40% of the December 31, 1997 and 1996 inventories, respectively. Certain raw materials and supplies inventories are valued on a weighted average cost basis; average production cost is used for certain work in process and finished goods inventories and other inventories are valued by the first-in, first-out (FIFO) method. The specific identification method is used for pattern inventories. If LIFO inventories were valued using the same cost methods used for other inventories, their carrying values would have increased by $1,273,000 and $1,310,000 at December 31, 1997 and 1996,
respectively.

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

Intangible Assets

Intangible assets consist principally of costs in excess of net assets acquired of $82,309,000 and $88,223,000 (net of accumulated amortization of $4,281,000 and $1,837,000) at December 31, 1997 and 1996, respectively. Such costs are being amortized using the straight-line method over periods ranging from three to forty years.

                              Intermet Corporation

1.   Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair values. The fair value of the Company's debt approximates the reported amounts in the accompanying 1997 consolidated balance sheet as their respective interest rates approximate the December 31, 1997 market rates for similar debt instruments.

Income Per Common Share

Net income per common share amounts were previously based on the weighted average number of shares outstanding during the period, after giving effect to the exercise of options (see Note 7) and assuming the repurchase, at fair market value, of shares using the proceeds from such exercise, unless the effect was antidilutive. In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, "Earnings per Share", which was adopted by the Company on December 31, 1997. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options are excluded. Fully diluted EPS has not changed significantly but has been renamed diluted EPS. Earnings per share for all prior periods have been restated to reflect the new accounting standard.

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

Reporting for Business Segments

In June 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information", which will become effective for the year ending December 31, 1998 and supersedes FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise". Based on the provisions in Statement No. 14, the Company does not report segment information. The Company is evaluating the impact, if any, of Statement No. 131 regarding segment reporting.

2.    Acquisitions and Dispositions

In May 1997, the Company purchased for $500,000 the minority interest held by Ford Motor Company of the Company's subsidiary, New River Castings Company ("New River"). The Company now owns 100% of the capital stock of New River.

                              Intermet Corporation

2.    Acquisitions and Dispositions (continued)

In December 1996, the Company acquired substantially all of the outstanding stock of Sudbury, Inc. for $182,434,000 in cash, including costs of $5,277,000 directly related to the acquisition. The transaction was accounted for as a purchase, and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair values of tangible net assets acquired was $85,563,000 and was recorded as goodwill, which is being amortized on a straight-line basis over 40 years. The results of operations of Sudbury from the date of acquisition to December 31, 1996, were not significant.

In November 1995, the Company acquired certain operating assets and the aluminum foundry business of Bodine Robinson and Robinson Foundry, Inc. The aggregate purchase price of $6,304,000 was funded by a cash payment of $2,704,000 and 300,000 shares of Intermet common stock. These assets form the base of the Company's wholly-owned subsidiary, Alexander City Castings, Inc. ("Alexander City"). This transaction has been accounted for as a purchase. The consolidated financial statements include the results of operations of Alexander City since the date of acquisition.

In September and October 1995 the Company sold substantially all the operating assets of its subsidiaries, PBM Industries, Inc. ("PBM") and InterMotive Technologies, Inc. ("InterMotive"), respectively, in exchange for an aggregate of $9,750,000 in cash and a $2,500,000 note and recognized a pre-tax loss of $1,432,000.

The following represents the unaudited pro forma consolidated results of operations (in thousands of dollars, except per share data) for the Company for 1996 and 1995, assuming the above acquisitions and dispositions occurred on January 1 of each year presented.

                                                     1996          1995
                                                 ------------- -------------
      Net sales                                     $837,880      $848,790
      Net income                                      47,326        35,072
      Income per common share - Basic                   1.89          1.42
      Income per common share - Diluted                 1.85          1.41

These pro forma results are presented for comparative purposes only. They are not necessarily indicative of what would have occurred had the acquisitions and dispositions actually been made on the dates indicated or of future results of operations.

In November 1996, the Company purchased for cash a minority interest in IWESA GmbH ("IWESA"), for DM 4,000,000. The Company also purchased a newly issued share from IWESA for DM 374,000 bringing its share interest to 49% and contributed DM 6,000,000 to the capital reserves of IWESA in support of new capital expansion projects. At December 31, 1996, the Company's investment in IWESA was $6,780,000 (at then current exchange rates) and was accounted for on the equity method. The operating results of IWESA were not significant during 1996. During 1997, the Company increased its ownership interest in IWESA to 82.4% and accordingly, accounted for IWESA as a consolidated subsidiary as of December 31, 1997. The Company's equity in net loss of IWESA for 1997 is DM 6,534,000 ($3,708,000) and is included in other income and expense in the accompanying statement of operations. IWESA is a precision machining and engineering company located in Saarbrucken, Germany, producing parts for the commercial motor vehicle and industrial markets.

                              Intermet Corporation

2.    Acquisitions and Dispositions (continued)
The Company has determined that certain assets are not consistent with its long term objectives and is holding them for sale at December 31, 1997. The Company's results of operations for 1997 were not significantly impacted by the assets held for sale. The carrying value of these assets approximates their fair value less estimated disposal costs. The Company expects to dispose of these assets in 1998.

3.   Minority Interest

In 1988, the Company purchased all of the common stock of Ironton Iron, Inc. ("Ironton"), a foundry company in Ohio. As a part of the transaction, the previous common stockholders of Ironton received an equivalent number of shares of Ironton's new 5% cumulative preferred stock with an aggregated par value of $2,337,000. The preferred shares are to be retired at par value from net income of Ironton, if available. No shares have been retired and no dividends have been accrued or paid to date because Ironton has incurred a cumulative net loss since 1988. The preferred shares are included in minority interest in the consolidated balance sheet.

4.   Cash Flow Information

All short-term investments with original maturities of less than 90 days are deemed to be cash equivalents for purposes of the statements of cash flows. There were no significant non-cash investing and financing activities in 1997. Such activities in 1996 and 1995 were as follows (in thousands of dollars):

                                                            1996              1995
                                                        -------------     -------------
       Fair value of assets acquired                        $172,722            $3,625
       Costs in excess of net assets acquired                 85,563             2,736
       Less:
           Liabilities assumed                               100,687                57
           Common stock of the Company                             -             3,600
           Cash acquired in acquisition                       10,922                 -
                                                        ------------        ----------
       Net cash paid for acquisition                        $146,676            $2,704
                                                        ============        ==========

5.   Notes Payable

The Company maintains various uncommitted bank lines of credit which are payable on demand. At December 31, 1997, Intermet's borrowings under the lines of credit totaled $5,000,000. Availability under these lines of credit at the year ended December 31, 1997 was $40,000,000. Availability of uncommitted bank lines of credit at December 31, 1996 was $5,000,000, none of which was outstanding at that time. Interest is paid on a daily basis at a negotiated rate. At December 31, 1997, the interest rate was 7.25% per annum.

IWESA, an 82.4% owned subsidiary of the Company, had a bank demand note obligation outstanding at December 31, 1997 of $4,087,000. The interest rate associated with the note, payable monthly, is 7.9% per annum. This bank demand obligation is payable upon the earlier of demand or December 31, 1998, unless extended.

Columbus Neunkirchen Foundry GmbH ("Neunkirchen"), a wholly owned subsidiary of the Company, has various revolving note agreements which are payable upon the earlier of demand or December 31, 1998, unless extended. These notes provide for borrowings up to DM 18,998,000 (approximately $10,601,000) at December 31, 1997. There were no outstanding borrowings under these agreements as of December 31, 1997 or December 31, 1996.

                              Intermet Corporation

6.   Long Term Debt

Long term debt consists of the following (in thousands of dollars):

                                                                  1997                 1996
                                                            ---------------       -------------
       Intermet:
         Revolving credit facility                                $125,000             $118,400
         Prudential term loan                                       25,000               25,000
       Subsidiaries:
         Sudbury subordinated notes                                      -                9,831
         Sudbury PIK Notes                                               -                  666
         Lynchburg revenue bonds                                     4,320                5,025
         Neunkirchen term notes                                      1,306                2,446
         IWESA bank term debt                                       15,947                    -
         IWESA capitalized leases                                    6,012                    -
         Other                                                         248                  785
                                                            --------------         ------------
       Total                                                      $177,833             $162,153
       Less long term debt due within one year                      10,538               12,676
                                                            --------------         ------------
       Long term debt due after one year                          $167,295             $149,477
                                                            ==============         ============


The Company has an unsecured revolving credit agreement with a bank group that was refinanced in November 1996. The agreement, which expires in November 1999, provides for loans up to $200,000,000 in the aggregate. The borrowing limit is reduced by certain standby letters of credit. At December 31, 1997 such standby letters of credit totaled $12,214,581. The revolving credit agreement provides the Company with several interest rate pricing mechanisms ranging from 6.25% to 7.25% per annum at December 31, 1997. The Company must also pay a fee at a rate of 0.15% per annum on any unused portion of the loan commitment. The revolving credit agreement requires the Company to maintain certain financial ratios and imposes limitations on certain activities.

The Prudential term loan is unsecured and bears interest at a rate of 8.05% per annum, payable quarterly. Principal amounts are to be repaid in five equal annual installments beginning in December 1998. The term loan agreement requires the Company to maintain certain financial ratios and imposes limitations on certain activities.

Prior to Sudbury refinancing its bank debt in May 1993, Sudbury had issued subordinated notes which provided that interest payments would be made through the issuance of additional subordinated notes in the aggregate principal amount of interest owed ("PIK Notes"). The terms and conditions of the PIK Notes were identical to the Subordinated Notes. The interest rate associated with these notes was 8.6% per annum with a scheduled maturity of September 1997. The Company redeemed all of the notes, at par, in February 1997.

Lynchburg Foundry Company, a wholly owned subsidiary of the Company, issued $4,400,000 of 6.25% Pollution Control Revenue Bonds Series 1973 maturing in December 1998 and $4,800,000 of 7% Industrial Development Revenue Bonds maturing in June 2006. Principal amounts under the pollution control revenue bonds amounts to $570,000 payable in 1998. The industrial development revenue bonds are to be repaid in annual installments ranging from $175,000 to $350,000 with a final payment at maturity of $1,650,000. The bonds are subject to optional redemption prior to maturity.

                              Intermet Corporation

6.   Long Term Debt (continued)

The Neunkirchen term notes mature at various times beginning in September 1998 through March 2003 and bear interest at rates ranging from 5.0% to 6.9% per annum. Approximately $809,000 of the notes are required to be paid in 1998 with the balance to be repaid in 1999 through 2003 in substantially equal payments. These borrowings were secured by property, plant and equipment with net book values aggregating to $21,428,000 at December 31, 1997.

The IWESA bank term debt bears interest at rates ranging from 4.55% to 10.00%. Such debts are the obligations of IWESA and are neither the obligation of or guaranteed by the Company. In addition, there are various governmental guaranties on the IWESA debt. IWESA's capitalized leases represent financing for a portion of its machinery and equipment, having a net book value of DM 10,437,000 ($5,824,000) at December 31, 1997. Interest on these leases range from 5.52% to 10.69% per annum, payable monthly.

Maturities of long term debt and capital leases at December 31, 1997 are as follows (in thousands of dollars):


                            Intermet and
                            Wholly Owned
                            Subsidiaries           IWESA              Total
                           ----------------    ---------------    ---------------
       1998                         $6,757             $3,781            $10,538
       1999                        130,338              3,800            134,138
       2000                          5,293              3,604              8,897
       2001                          5,293              3,123              8,416
       2002                          5,468              3,606              9,074
       Thereafter                    2,725              4,045              6,770
                           ===============    ===============    ===============
       Totals                     $155,874            $21,959           $177,833
                           ===============    ===============    ===============

Interest paid totaled $11,500,000, $3,048,000 and $6,485,000 in 1997, 1996 and
1995, respectively.

The Company is in compliance with the terms and restrictions of its various loan and credit agreements. At December 31, 1997, approximately $63,520,000 of the Company's retained earnings was restricted and unavailable for the payment of dividends.

At December 31, 1997, the Company has two interest rate swap transaction arrangements in effect for which the Company pays a fixed interest rate of 6.75% and 6.755% per annum with respect to notional amounts of $40,000,000 and $30,000,000, respectively. The swap transactions terminate in May 2000.

                              Intermet Corporation

7.  Shareholders' Equity

The Company has a Key Individual Stock Option Plan ("Individual Plan") and a Directors' Stock Option Plan ("Directors' Plan"). The Company has also granted options to purchase common stock to certain individuals that are not covered under these two plans. The Individual Plan, which provided for the granting of options and restricted shares for 1,500,000 shares of common stock was approved by the shareholders of the Company April 27, 1995. The Directors' Plan was approved by the shareholders of the Company on April 10, 1997 and provides for the granting of options to purchase 150,000 shares of common stock. Options granted under the Individual Plan vest over a four-year period. All other options granted in 1997 were exercisable at the grant date. Certain options also remain outstanding from prior stock option plans. At December 31, 1997 options for 856,375 shares were exercisable, while 634,000 Individual Plan shares and 141,000 Directors' Plan shares were available for future grant.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." This new standard defines a fair value based method of accounting for an employee stock option or similar equity instrument.

The fair value of the Company's stock options were estimated as of the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997, 1996 and 1995: risk-free interest rates of 5.25%; a dividend yield of 1.0%; volatility factors of the expected market price of the Company's common stock of .32; and a weighted average expected life of the options of 6 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of the pro forma disclosures required under SFAS No. 123, the estimated fair value of the options is amortized over the options' vesting period. For 1997, 1996 and 1995, net income and earnings per share, computed under SFAS No. 123, on a pro forma basis does not differ significantly from that determined under APB Opinion No. 25.

                              Intermet Corporation

7.   Shareholders' Equity (continued)

A summary of the Company's stock option activity, and related information for the year ended December 31, 1995 is as follows:


                                                      Exercise              Number of
                                                     Price Range             Options
                                                   -----------------     ----------------
       Outstanding at January 1, 1995                 $5.69-$12.62             1,249,000
          Granted                                        8.56-9.00               391,000
          Exercised                                     5.69-10.75              (124,500)
          Canceled or expired                           5.69-11.83              (323,000)
                                                                         ---------------
       Outstanding at December 31, 1995                 5.69-12.62             1,192,500
                                                                         ===============

 A summary of the Company's 1996 and 1997 stock option activity, including related SFAS No. 123 disclosures, are as follows:

                                                                           Weighted
                                                      Number of              Average                Exercise
                                                       Options          Exercise Price            Price Range
                                                   ----------------     -----------------     ---------------------
       Outstanding at December 31, 1995                 1,192,500               $ 8.74
          Granted                                         381,500                13.03              $12.75-$13.81
          Exercised                                      (114,500)                8.44                 5.69-10.75
          Forfeited                                       (69,500)               10.12                 9.00-12.75
                                                   --------------     ----------------
       Outstanding at December 31, 1996                 1,390,000                $9.87
                                                   ==============     ================

       Exercisable at December 31, 1996                   660,000                $8.48

       Weighted average fair value of
       options granted during 1996                                               $5.33

       Outstanding at December 31, 1996                 1,390,000               $ 9.87
          Granted                                         219,500                16.27             $15.375-$17.00
          Exercised                                       (88,500)                7.22                 5.69-12.75
          Forfeited                                       (41,500)               10.12                 9.00-12.75
                                                   --------------     ----------------
       Outstanding at December 31, 1997                 1,479,500                $9.87
                                                   ==============     ================

       Exercisable at December 31, 1997                   856,375                $9.36

       Weighted average fair value of
       options granted during 1997                                               $6.48

Exercise prices for options outstanding as of December 31, 1997 ranged from $5.69 to $17.00. The weighted-average remaining contractual life of those options is 7.0 years.

                              Intermet Corporation

7.   Shareholders' Equity (continued)

The Company has an Employee Stock Ownership Plan and Trust ("ESOP") for certain of its United States employees who are not covered by collective bargaining agreements. The ESOP requires contributions by the Company equal to 3% of the annual compensation of the ESOP participants. The Company may, at its discretion, make additional contributions within specified limits. Contributions to the ESOP of $827,000, $665,000 and $685,000 were expensed in 1997, 1996 and
1995, respectively.

On October 6, 1995 the Company's Board of Directors declared a dividend of one Right for each share of Intermet Common Stock held of record at the close of business on October 17, 1995, pursuant to a Shareholder Protection Rights Agreement ("Rights Agreement") dated October 6, 1995. The Rights are generally not exercisable until 10 days after an announcement by the Company that a person, as defined (excluding, with certain limitations, certain holders of 10% or more of the Company's Common Stock who do not acquire additional shares, any of the Company's ESOPs or benefit plans, and the Company or any of its wholly-owned subsidiaries), has acquired 10% of the Company's Common Stock or announces a tender offer which could result in the ownership of 10% or more of the Company's Common Stock. Each Right, should it become exercisable, will entitle the owner to buy 1/100th of a share of Participating Preferred Stock, a new series of the Company's Preferred Stock, at an exercise price of $40. On October 16, 1997, the Company amended the Rights Agreement to provide that certain institutional investors who own in excess of 10%, but less than 15% of the Company's Common Stock, are not "Acquiring Persons", as defined by the Rights Agreement.

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


8.   Commitments and Contingencies

Future minimum rental payments required under building and equipment operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 1997 are as follows (in thousands of dollars):

       1998                             $4,932
       1999                              3,633
       2000                              2,900
       2001                              2,150
       2002                              1,548
       Thereafter                        1,136
                                --------------
       Total                           $16,299
                                ==============


                              Intermet Corporation

8.   Commitments and Contingencies (continued)

Total rental expense under operating leases aggregated $5,445,000, $2,833,000 and $2,671,000 in 1997, 1996 and 1995, respectively.

At December 31, 1997 the Company had commitments for its purchase of operating equipment of approximately $5,301,000 in the aggregate.

Certain subsidiaries of the Company have been named as potentially responsible parties liable for cleanup of known environmental conditions. For known environmental situations, the Company, with the assistance of environmental engineers and consultants, has accrued reserves to cover estimated future environmental expenditures. Environmental reserves at December 31, 1997 and 1996 approximated $5,477,000 and $5,400,000 respectively. The Company has initiated corrective action and/or preventative environmental projects to ensure the safe and lawful operation of its facilities. There could exist, however, more extensive or unknown environmental situations at existing or previously owned businesses for which the future cost is not known or exceeds amounts accrued at December 31, 1997.

The Company is also engaged in various legal proceedings and other matters incidental to its normal business activities. The Company does not believe any of these above-mentioned proceedings or matters will have a material adverse effect on the Company's consolidated financial position or results of operations or cash flows.

9.   Retirement Plans and Benefits

The Company maintains several noncontributory defined benefit pension plans for certain of its U.S. employees covered by collective bargaining agreements. The benefits are based on years of service. The Company's policy is to fund amounts as required under applicable laws and regulations.

Net pension expense included the following components (in thousands of dollars):

                                                                  1997                1996               1995
                                                              --------------      -------------      ------------
       Service cost                                                 $1,232               $842                $693
       Interest cost on projected benefit obligations                3,855              1,805               1,709
       Return on plan assets                                       (10,198)            (3,886)             (2,842)
       Net amortization and deferral                                 6,264              2,494               1,847
                                                              ------------          ---------            --------
       Totals                                                       $1,153             $1,255              $1,407
                                                              ============          =========            ========



                              Intermet Corporation

9.   Retirement Plans and Benefits (continued)

The reconciliation of the plans' funded status to the amounts reported in the Company's consolidated balance sheets at December 31, 1997 and 1996 is as follows (in thousands of dollars):


                                                                                        1997               1996
                                                                                 ---------------       ------------
       Actuarial present value of accumulated benefit obligations:
          Vested                                                                         $52,060           $47,533
          Nonvested                                                                        3,186             3,416
                                                                                 ---------------         ---------
       Total accumulated benefit obligations                                             $55,246           $50,949
                                                                                 ===============         =========

       Projected benefit obligations                                                     $55,246           $50,949
       Plan assets at fair value                                                          58,962            47,435
                                                                                 ---------------         ---------
       Projected benefit obligations (under) over assets                                  (3,716)            3,514

       Unrecognized prior service cost                                                    (1,809)           (1,228)
       Unrecognized net actuarial loss                                                     4,110              (795)
       Unrecognized transition obligation                                                   (224)             (276)
       Additional minimum liability                                                          238             2,299
                                                                                 ---------------         ---------
       Pension (prepayments) liabilities included in consolidated balance
       sheets                                                                            $(1,401)           $3,514
                                                                                 ===============         =========

The discount rate used in determining the actuarial present value of the projected benefit obligations was 7.5% in 1997 and 7.625% in 1996. The expected long term rate of return on assets used in determining net pension expense was 9% in 1997 and 1996. Plan assets consist of publicly traded stocks and bonds, cash equivalents and insurance contracts.

The Company maintains several defined contribution plans for certain hourly employees. Contributions to these plans, which are principally based on hours worked by each employee, totaled $1,173,000, $724,000 and $635,000 in 1997, 1996 and 1995, respectively. Some of the plans allow participants to make pretax contributions as a percentage of their compensation.

The Company also maintains defined contribution plans for domestic salaried employees. In certain plans the Company contributes a specified percentage of the annual compensation of participants. Participants are also allowed to make pretax contributions to the plans, as a percentage of their compensation. The Company matches participant contributions up to a specified limit and, in certain plans, provides for a discretionary profit-sharing contribution by the Company. The Company accrued contributions to the plans of $1,297,000, $991,000 and $1,023,000 in 1997, 1996 and 1995, respectively.

                              Intermet Corporation

9.   Retirement Plans and Benefits (continued)

In addition to providing pension benefits, the Company provides health care and life insurance benefits to certain retired U.S. employees and their dependents. Certain salaried employees can become eligible for retiree health care benefits at age 55 depending on years of service. Certain hourly employees currently can become eligible for retiree health care benefits at age 60 depending on years of service. Retirees receive substantially the same health care benefits as active employees. The medical plans generally pay most medical expenses less deductible and co-pay amounts. Salaried and hourly employees also contribute to the cost of dependent coverage. Certain salaried employee coverage converts to a Medicare supplement at age 65, while most hourly employee coverage ceases at age 65. Net post-retirement benefit expense for 1997, 1996 and 1995 included the following components (in thousands of dollars):

                                                                      1997              1996             1995
                                                                 --------------     -------------    ------------
       Service cost                                                      $949            $1,073            $909
       Interest cost on accumulated benefit obligation                  2,924             2,425           2,414
       Amortization                                                      (772)             (496)           (715)
                                                                 ------------       -----------     -----------
       Totals                                                          $3,101            $3,002          $2,608
                                                                 ============       ===========     ===========

The reconciliation of the post-retirement benefit plans' funded status to the amounts reported in the Company's consolidated balance sheets at December 31, 1997 and 1996 is as follows (in thousands of dollars):

                                                                                      1997              1996
                                                                                 --------------     ------------
       Present value of accumulated post-retirement benefit obligation:
          Retirees                                                                     $21,107          $21,055
          Fully eligible active participants                                             2,814            3,126
          Other active participants                                                     11,270           14,771
                                                                                 -------------        ---------
                                                                                        35,191           38,952
       Unrecognized net gain                                                            15,223           10,955
                                                                                 =============        =========
       Post-retirement benefit liability included in consolidated
           balance sheets                                                              $50,414          $49,907
                                                                                 =============        =========

The discount rate used in determining the present value of the accumulated post-retirement benefit obligation was 7.5% at December 31, 1997 and 7.625% at December 31, 1996. The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 8.0% to 10.5% in 1997, declining by 0.5% per year to an ultimate rate of 5.5% to 6.0% for the applicable employee age groups. Certain subsidiaries providing a dental benefit assumed a 6.0% cost trend rate for dental in 1997, declining to 5.5% in 1998. If the assumed health care cost trend rate was increased 1% in all future years, the accumulated post-retirement benefit obligation would increase by $2,235,000 and post-retirement benefit expense would increase by $312,000.

                              Intermet Corporation

10.  Income Taxes

The provision (benefit) for income taxes consists of the following (in thousands of dollars):

                                   1997               1996             1995
                              --------------     --------------    --------------
       Current:
          Federal                  $13,489             $6,642            $7,436
          State                      2,811              2,448             2,058
          Foreign                    7,653              8,443             7,397
                              ------------         ----------         ---------
                                    23,953             17,533            16,891
                              ------------         ----------         ---------
       Deferred:
          Federal                   (1,769)            (5,280)            3,288
          State                        (71)            (1,748)               96
          Foreign                     (737)               664              (150)
                              ------------         ----------         ---------
                                    (2,577)            (6,364)            3,234
                              ------------         ----------         ---------
       Totals                      $21,376            $11,169           $20,125
                              ============         ==========         =========

Income taxes paid were approximately $2,931,000, $17,380,000 and $8,407,000 in 1997, 1996 and 1995, respectively.

The provision (benefit) for income taxes differs from the amount computed by applying statutory U.S. federal income tax rates to income before income taxes for the following reasons (in thousands of dollars):


                                                           1997               1996             1995
                                                       -------------     --------------    -------------
       Provision (benefit) for income taxes
          at U.S. statutory rate                           $21,486            $19,013          $15,932
       Losses with no tax effect                             1,160                  -            2,517
       Difference between U.S. and
          foreign tax rates                                  1,561              3,734            3,081
       Utilization of NOL and credit
          carryforwards                                     (4,862)            (2,137)          (3,608)
       State income taxes, net of federal
          income tax benefits                                1,781                455            1,400
       Reduction in deferred valuation
         allowance                                          (1,246)           (11,513)               -
       Other                                                 1,496              1,617              803
                                                         ---------          ---------        ---------
       Totals                                              $21,376            $11,169          $20,125
                                                         =========          =========        =========



                              Intermet Corporation

10.  Income Taxes (continued)

The tax effects of temporary differences and carryforwards which give rise to deferred income tax assets (liabilities) at December 31, 1997 and 1996 are as follows (in thousands of dollars):

                                                                           1997                1996
                                                                       ---------------     --------------
       Compensation and benefit items,
          primarily related to SFAS 106                                      $23,364            $27,514
       Operating loss, capital loss, foreign tax credit and
         AMT credit carryforwards                                             17,403             19,253
       Other temporary differences                                            10,290             13,050
                                                                       -------------        -----------
           Gross deferred tax assets                                          51,057             59,817
                                                                       -------------        -----------
       Depreciation and related items                                        (20,729)           (22,103)
       Other temporary differences                                           (12,048)           (11,884)
                                                                       -------------        -----------
           Gross deferred tax liabilities                                    (32,777)           (33,987)
                                                                       -------------        -----------
           Net deferred tax asset                                             18,280             25,830
       Valuation allowance                                                   (11,722)           (14,819)
                                                                       -------------        -----------
       Net deferred income taxes                                              $6,558            $11,011
                                                                       =============        ===========


These amounts are included in the consolidated balance sheets as follows (in thousands of dollars):


                                                  1997              1996
                                             --------------     ------------
       Current assets                              $3,244          $13,242
       Other noncurrent assets                      4,741            4,136
       Other noncurrent liabilities                (1,427)          (6,367)
                                             ------------        ---------
       Totals                                      $6,558          $11,011
                                             ============        =========


Current accounting standards require the reduction of the deferred tax asset by a valuation allowance, based on the weight of available evidence, if it is more likely than not that a portion or all of the deferred tax asset will not be realized. In 1997 and 1996 the Company reduced its valuation allowance by $1,246,000 and $11,513,000, respectively, due to the increased viability of anticipated future income. The Company has continued to provide a valuation allowance in the amount of $11,722,000 at December 31, 1997 for capital losses, foreign tax credits and operating loss carryforwards, the utilization of which is presently uncertain.

There are certain limitations on the use of most of the tax loss and credit carryforwards noted above. Tax loss and credit carryforwards, with a value of approximately $17,403,000 expire in various amounts between 1998 and 2010.

                              Intermet Corporation

11.  Geographic Area and Major Customer Information

All sales are to unaffiliated customers. Revenue and income amounts for the three years ended December 31, 1997, and identifiable assets at the end of each year, were as follows for U.S. and foreign source operations (in thousands of dollars):



                                              1997              1996             1995
                                         --------------    -------------    -------------
      Net sales:
       U.S.                                 $723,644          $441,942         $448,447
       Foreign                                90,085            92,536           93,302

       Operating profit:
       U.S.                                   61,605            38,338           36,763
       Foreign                                15,732            17,765           16,052

       Income before income taxes:
       U.S.                                   50,972            36,960           30,394
       Foreign                                10,417            17,362           15,126

       Identifiable assets:
       U.S.                                  453,351           469,359          220,548
       Foreign                                85,454            63,003           53,523

Net sales to customers exceeding 10% of consolidated net sales in 1997, 1996 or 1995 were as follows (as a percentage of consolidated net sales):

                                         1997          1996          1995
       Customer:
       Chrysler                           18%            23%         20%
       Ford                               18%            19%         18%
       General Motors                      8%            12%         18%

Credit is extended based on an evaluation of the customer's financial condition, and generally collateral is not required. Credit losses are provided for in the financial statements and consistently have been within management's expectation.

                              Intermet Corporation

12.  Earnings per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflects the assumed exercise of stock options.

                                                       1997         1996         1995
                                                      --------    --------      -------
                                                   (in thousands, except per share data)
      Numerator:
         Net income                                   $40,013      $43,153      $25,395

       Denominator:
         Denominator for basic earnings per
            share - weighted average shares            25,211       25,067       24,699

         Effect of dilutive securities:
            Employee stock options                        572          527          157
            Stock issued in acquisition                     -            -           37
                                                    ---------    ---------    ---------
         Denominator for diluted earnings per
            share - adjusted weighted average
            shares and assumed conversions             25,783       25,594       24,893
                                                    =========    =========    =========

       Basic earnings per share                         $1.59        $1.72        $1.03
                                                    =========    =========    =========

       Diluted earnings per share                       $1.55        $1.69        $1.02
                                                    =========    =========    =========

                              Intermet Corporation

13.  Quarterly Data and Share Information (Unaudited)

                                                              First             Second          Third          Fourth
                                                             Quarter            Quarter         Quarter        Quarter
                                                          --------------     ------------    ------------    ------------
                                                                (in thousands of dollars, except per share data)
       1997
       Net sales                                             $209,491           $210,898        $189,535       $203,805
       Gross profit                                            27,605             28,259          22,063         29,031
       Net income                                              10,951             11,136           7,356         10,570
       Net income per common share - Basic                       0.43               0.44            0.29           0.43
       Net income per common share - Diluted                     0.43               0.43            0.28           0.41
       Share prices (NASDAQ):
          High                                                17.2500            16.0625         18.6250        19.8750
          Low                                                 11.7500            11.1250         15.2500        15.8125

       1996
       Net sales                                             $134,158           $143,782        $130,279       $126,259
       Gross profit                                            19,777             24,277          17,830         15,976
       Net income                                               8,810             10,814           6,786         16,743
       Net income per common share - Basic                       0.35               0.43            0.27           0.67
       Net income per common share - Diluted                     0.35               0.42            0.27           0.65
       Share prices (NASDAQ):
          High                                                 13.375             17.625          14.375          16.25
          Low                                                    9.75              12.00          10.375         10.125

Third and fourth quarter sales are usually lower than the first and second quarter sales due to plant closings by automotive manufacturers for vacations and model changeovers. The above share price information represents inter-dealer transactions in The NASDAQ National Market without retail markup, markdown or commission.