Form 10-K, Exhibit 13
period 1998-12-31
INTERMET CORP
filed 1999-03-31
CIK 745287

Exhibit 13


-----------------------------------------------------
Financial Highlights

Year Ended December 31,                                  1998         1997        1996        1995        1994         1993


Statement of Operations Data (in thousands of dollars)
Net sales                                                $841,598    $813,729    $534,478    $541,749    $501,269    $444,214
Operating profit                                           75,649      75,198      56,103      52,815       1,728     (23,486)
Net income (loss)                                          40,989      40,013      43,153      25,395     (10,985)    (20,504)

Share Data (in thousands, except per share data)
Income (loss) per common share - diluted                    $1.58       $1.55       $1.69       $1.02      ($0.45)     ($0.83)
Cash dividends per share                                    $0.16       $0.16       $0.08           -           -       $0.12
Weighted average shares outstanding - diluted              25,947      25,783      25,594      24,893      24,591      24,564

Balance Sheet Data (in thousands of dollars,
except return on equity data)
Total assets                                             $584,015    $539,446    $526,312    $274,071    $306,264    $307,458
Long-term debt due after one year                         156,690     167,295     149,477      32,675      87,698      93,391
Total long-term debt                                      163,101     177,833     162,153      35,271      99,715      95,854
Shareholders' equity                                      217,005     175,428     141,102      98,028      67,971      75,532
Return on equity                                              19%         23%         30%         26%        (16%)       (27%)
==============================================================================================================================

Management's Discussion and Analysis of Financial Condition and Results of Operations

THE CHAIRMAN'S LETTER AND THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. WHEN USED IN THESE SECTIONS, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE" AND "EXPECT" AND SIMILAR EXPRESSIONS ARE GENERALLY INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED THAT ANY FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY OR ITS MANAGEMENT, ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS INCLUDING, BUT NOT LIMITED TO: (I) GENERAL ECONOMIC CONDITIONS IN THE MARKETS IN WHICH THE COMPANY OPERATES; (II) FLUCTUATIONS IN WORLDWIDE OR REGIONAL AUTOMOBILE AND LIGHT AND HEAVY TRUCK PRODUCTION; (III) LABOR DISPUTES INVOLVING THE COMPANY OR ITS SIGNIFICANT CUSTOMERS; (IV) CHANGES IN PRACTICES AND/OR POLICIES OF THE COMPANY'S SIGNIFICANT CUSTOMERS TOWARD OUTSOURCING AUTOMOTIVE COMPONENTS AND SYSTEMS; (V) FOREIGN CURRENCY AND EXCHANGE FLUCTUATIONS; (VI) FACTORS AFFECTING THE ABILITY OF THE COMPANY OR ITS KEY SUPPLIERS TO RESOLVE YEAR 2000 ISSUES IN A TIMELY MANNER; AND (VII) OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY DOES NOT INTEND TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

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

Results of Operations

1998 Compared to 1997

Sales in 1998 were $841.6 million compared to 1997 sales of $813.7 million, an increase of 3.4%. Sales from continuing operations (without Industrial Powder Coatings ("IPC") and IWESA GmbH ("IWESA")) were 6.9% higher in 1998 than in 1997. Sales at the Company's domestic foundry operations were up 8.2% in 1998 from the prior year as North American light vehicle production for 1998 was greater than 15 million units for the fifth consecutive year and U.S. sales of light vehicles in 1998 were the second highest ever. Light truck production was the highest ever in 1998. The Company's sales into Europe from continuing operations increased 9.4% in local currency and increased 7.9% in U.S. dollars for 1998 over 1997. This set a new record compared to previous years. These sales were negatively impacted $1.5 million by exchange rates. Sales at other continuing operations were down 5.2% for 1998 from 1997 due primarily to a decrease in market demand. Looking forward to 1999, light vehicle production is expected to taper off slightly but still to exceed 15 million units. Actual results may differ materially.

Gross profit increased to $110.7 million in 1998 from $107.0 million in 1997. Gross profit for continuing operations was $6.2 million higher in 1998 than in 1997. This improvement is due primarily to higher sales. Gross profit was negatively affected by production inefficiencies resulting from operating some facilities in excess of capacity and the cost associated with launching in excess of 100 parts. Gross profit as a percentage of sales was 13.2 % in 1998 versus 13.1% in 1997.

Operating expenses in 1998 were $35.1 million, an increase of $3.3 million over 1997. This increase relates primarily to the write-off of certain assets at IWESA. Operating expenses as a percentage of sales for the years ended December 31, 1998 and 1997 were 4.2% and 3.9%, respectively. Operating expenses include expenses related to acquisition investigations of $0.5 and $0.4 million in 1998 and 1997, respectively. Also included in 1997 were $0.3 million of expenses related to the secondary stock offering for the George Mathews family and certain related parties.

Interest expense for the years ended December 31, 1998 and 1997 was $11.4 million and $12.4 million, respectively. This change was a result of a decrease in borrowings due to cash provided by operating activities and the sale of IPC.

The net of other income and expenses was income of $0.6 million in 1998 compared to $2.0 million of net expense in 1997. This change relates primarily to equity in net losses in 1997 of $3.2 million from minority holdings, principally IWESA.

For information concerning the provision for income taxes as well as information regarding differences between effective tax rates and statutory rates, see Note 11 of the Notes to Consolidated Financial Statements.

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

Operating expenses in 1997 were $31.8 million, an increase of $10.0 million over 1996. This increase relates primarily to expenses incurred by the operating units of Sudbury which were not part of the Company's results in 1996. Operating expenses as a percentage of sales for the years ended December 31, 1997 and 1996 were 3.9% and 4.1%, respectively. Operating expenses in 1997 include expenses related to acquisition investigations of $0.4 million and $0.3 million of expenses related to the secondary stock offering for the George Mathews family and certain related parties.

Interest expense for the years ended December 31, 1997 and 1996 was $12.4 million and $3.1 million, respectively. This change was a result of an increase in borrowings that were used primarily to finance the Sudbury acquisition and, to a lesser extent, to fund working capital.

Other expenses increased from $0.1 million in 1996 to $2.0 million in 1997. This increase relates primarily to equity in net losses of $3.2 million from minority holdings, principally IWESA.

Income tax expense for 1996 was reduced $11.5 million for an adjustment to the deferred tax valuation allowance. For additional information concerning the provision for income taxes as well as information regarding differences between effective tax rates and statutory rates, see Note 11 of the Notes to Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Liquidity and Capital Resources

During 1998, net cash provided by operating activities was $96.4 million. Non-cash charges (principally depreciation and amortization expense) were $37.5 million. Overall working capital provided by operations increased from 1997, with the higher sales level and new programs. Accounts receivable increased primarily because of higher sales of light truck components. Accounts payable and current liabilities increased from December 31, 1997 as the Company managed its cash to align its customers' and vendors' terms. The Company's investing activities for 1998 used cash of $88.4 million. This included $60.3 million paid for the purchase of businesses and $49.5 million for property, plant and equipment additions. Bank borrowings decreased $6.8 million, in the aggregate, from the end of 1997 as cash from operations decreased the need for borrowings.

Cash and cash equivalents decreased to $5.8 million at December 31, 1998 from $7.0 million at December 31, 1997. Since the beginning of 1996, the Company has reduced the cash on hand to a level that management believes is required for current operations. The Company declared cash dividends of $0.04 per share per quarter ($4.1 million in the aggregate) during 1998.

Outstanding funded debt moved from a high in early 1998 of $185.3 million to a low in 1998 of $129.9 million just before the acquisitions of Tool Products, Inc. ("Tool Products") and Vorpommersche Eisenwerke GmbH UeckermUnde ("VEGU") in late December 1998. Outstanding funded debt, including notes payable, at December 31, 1998 was $164.1 million. The decrease in borrowings during 1998 was mainly attributable to the sale of IPC and elimination of IWESA. Conversely, the increase in borrowings at the end of the year was expected and related primarily to funds required for the Tool Products and VEGU acquisitions. The Company's debt-to-capital ratio decreased from 52% at December 31, 1997 to 43% at December 31, 1998 (32% without Tool Products and VEGU).

Shareholders' equity increased $41.6 million from $175.4 million at December 31, 1997, to $217.0 million at December 31, 1998.

The Company has recurring costs related to environmental matters, particularly the management and disposition of waste (principally non-hazardous waste) generated as part of ongoing operations. In 1998 and 1997, such costs totaled approximately $14.4 and $12.3 million, respectively. Although the Company continues to take various steps to control environmental costs, they are expected to increase in the future. In addition, a portion of the Company's capital expenditures is regularly incurred to limit or monitor pollution, principally for ventilation and dust control equipment. Such expenditures were approximately $5.2 million in 1998 and $6.9 million in 1997. The Company expects to spend $4.8 million in capital expenditures related to environmental matters in 1999. Sales volume levels and available engineering resources, among other factors, will influence the actual amount of capital expenditures.

In addition, certain operating and non-operating subsidiaries of the Company have been named as potentially responsible parties liable for cleanup of known environmental conditions. For known environmental conditions, the Company, with the assistance of environmental engineers and consultants, has accrued $4.6 million to cover estimated future environmental expenditures. There could exist, however, more extensive or unknown environmental situations at existing or previously owned businesses for which the future cost is not known or accrued at December 31, 1998.

In addition to these recurring and anticipated expenditures, the 1990 amendments to the Federal Clean Air Act, and regulations promulgated thereunder are expected to have a major impact on the compliance cost of many U.S. companies, including foundries of the type owned by the Company. Until Federal and State governments adopt final regulations implementing those amendments and until certain control measures under existing regulations are determined, it is not possible to estimate such costs.

The Company is also a party to certain lawsuits and claims arising out of the conduct of its business, including those relating to commercial transactions, product liability, environmental, safety and health matters. The Company self-insures a significant portion of its health care, property and casualty insurance risks. However, the Company purchases additional insurance for catastrophic losses.

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

At December 31, 1998, the Company had commitments for the purchase of operating equipment of approximately $8.2 million, which the Company expects to fund through cash flow from operations. The Company has an unsecured revolving credit agreement with a bank group, which was extended to January 1, 2000, and provides for loans up to $200 million in the aggregate. The Company had $164.1 million of long-term debt and notes payable outstanding at December 31, 1998. Of this amount, the Company is scheduled to pay $7.4 million during 1999. The Company had committed and uncommitted bank credit facilities with outstanding borrowing capacity of approximately $100.3 million at December 31, 1998.

Year 2000

The Company has conducted an evaluation of its Informational Technology ("IT") and non-IT computer systems with respect to the "Year 2000" issue. This issue arises because many electronic systems use two digits rather than four to determine dates. This could cause information technology systems such as software applications, hardware, network systems and embedded systems to misread important dates beginning in the year 2000, which could cause system failures and disruption of operations.

The Company has completed a Year 2000 readiness assessment of its business critical IT and non-IT systems. As a result of the assessment, the Company is in the process of developing and implementing corrective action plans designed to address Year 2000 issues. These plans include modification, upgrade and replacement of the Company's critical administrative, production, and research and development computer systems to make them Year 2000 ready. Implementation of corrective action plans has begun, and the Company expects to have its critical systems Year 2000 ready by the end of March 1999 for its facilities servicing the automotive industry and by June 1999 for the remainder of the Company.

Because the Company's operations depend on the uninterrupted flow of materials and services from its suppliers, the Company has requested and has been receiving and analyzing information from its suppliers with regard to their progress toward Year 2000 readiness. The Company intends to continue to monitor the progress of its key suppliers toward Year 2000 readiness.

A small number of the Company's products incorporate electronic components that are purchased from third parties. The Year 2000 readiness of these purchased components is also being assessed.

The Company began addressing Year 2000 issues in 1995, and prior to 1998 spent approximately $2.2 million on Year 2000 readiness. In 1998, the Company spent approximately $2.5 million to address the Year 2000 issue. The Company estimates that it will spend in total between $7.5 and $8.0 million to become Year 2000 ready. The majority of this spending is for required upgrades to or for new business systems required in the ordinary course of business, which will also be Year 2000 ready. It is possible that the actual cost of the Company's Year 2000 readiness effort could exceed these estimates.

Although the Company has a process in place to assess Year 2000 readiness on the part of its suppliers, the Company considers the most reasonably likely worst case scenario is that one or more of the Company's suppliers might encounter a Year 2000 problem and be unable to supply materials. If this was to occur and the Company could not obtain the same materials from another vendor, production could be interrupted, which could result in lost sales and profits. However, it is highly unlikely that the Company could not obtain the same materials from another vendor. In addition, while the Company is taking action to correct deficiencies in its own systems, it is possible that one or more of the Company's facilities or critical business systems might not achieve Year 2000 readiness as anticipated. This could also result in disruption of operations and lost sales and profits.

Contingency plans are being or will be developed that are intended to avoid or mitigate the risks that either key suppliers or the Company might not achieve Year 2000 readiness in time to avoid disruption of the Company's operations.

Readers are cautioned that forward looking statements contained in this Year 2000 discussion should be read in conjunction with the Company's disclosures under the cautionary statement for the purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995, included elsewhere in Management's Discussion and Analysis of Financial Condition and Results of Operations.

                        Consolidated Financial Statements

                              Intermet Corporation

                  Years ended December 31, 1998, 1997 and 1996
                       with Report of Independent Auditors

                         Report of Independent Auditors


The Board of Directors and Shareholders
Intermet Corporation

We have audited the accompanying consolidated balance sheets of Intermet Corporation as of December 31, 1998 and 1997, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intermet Corporation at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP

Detroit, Michigan
January 28, 1999

                              Intermet Corporation

                      Consolidated Statements of Operations


                                                                                Years ended December 31,
                                                                       1998                1997               1996
                                                                       ----                ----               ----
                                                                  (in thousands of dollars, except per share data)

Net sales                                                              $841,598            $813,729          $534,478
Cost of sales                                                           730,857             706,771           456,618
                                                                       --------            --------          --------
Gross profit                                                            110,741             106,958            77,860

Operating expenses:
   Selling                                                                8,878               9,810             3,646
   General and administrative                                            26,214              21,950            18,111
                                                                       --------            --------          --------
Operating profit                                                         75,649              75,198            56,103

Other income and expenses:
   Interest income                                                          230                 546             1,403
   Interest expense                                                     (11,305)            (12,396)           (3,056)
   Other, net                                                               614              (1,959)             (128)
                                                                       --------            --------          --------
                                                                        (10,461)            (13,809)           (1,781)
                                                                       --------            --------          --------
Income before income taxes                                               65,188              61,389            54,322
Provision for income taxes                                               24,199              21,376            11,169
                                                                       --------            --------          --------
Net income                                                              $40,989             $40,013           $43,153
                                                                       ========            ========          ========

Income per common share - Basic                                           $1.60               $1.59             $1.72
                                                                       ========            ========          ========
Income per common share - Diluted                                         $1.58               $1.55             $1.69
                                                                       ========            ========          ========


See accompanying notes.

                              Intermet Corporation

                 Consolidated Statements of Comprehensive Income


                                                                                Years ended December 31,
                                                                           1998                1997             1996
                                                                           ----                ----             ----
                                                                  (in thousands of dollars, except per share data)

Net income                                                               $40,989             $40,013           $43,153
Other comprehensive loss, net of tax:
  Foreign currency translation adjustment                                    348              (1,440)           (1,752)
  Minimum pension liability adjustment                                      (837)                473             1,151
                                                                         -------             -------           -------
Total other comprehensive loss                                              (489)               (967)             (601)
                                                                         -------             -------           -------
Comprehensive income                                                     $40,500             $39,046           $42,552
                                                                         =======             =======           =======
Comprehensive income per common share - Basic                              $1.58               $1.55             $1.70
                                                                         =======             =======           =======
Comprehensive income per common share - Diluted                            $1.56               $1.51             $1.66
                                                                         =======             =======           =======


See accompanying notes.

                              Intermet Corporation

                           Consolidated Balance Sheets

                                                                                  December 31,
                                                                            1998               1997
                                                                            ----               ----
                                                                          (in thousands of dollars)
Assets
Current assets:
   Cash and cash equivalents                                                   $5,848            $7,022
   Accounts receivable:
     Trade, less allowances of $5,133 in 1998 and
     $4,118 in 1997                                                           105,678            92,871
     Other                                                                      8,713             7,549
                                                                             --------          --------
                                                                              114,391           100,420

   Inventories:
     Finished goods                                                            14,701            13,852
     Work in process                                                           18,522            13,897
     Raw materials                                                              8,467            11,533
     Supplies and patterns                                                     24,208            23,440
                                                                             --------          --------
                                                                               65,898            62,722

   Assets held for sale                                                             -            16,892
   Deferred income taxes                                                        2,829             3,244
   Other current assets                                                         8,464             2,982
                                                                             --------          --------
 Total current assets                                                         197,430           193,282

Property, plant and equipment, at cost:
   Land                                                                         4,567             4,783
   Buildings and improvements                                                  93,667            89,215
   Machinery and equipment                                                    357,545           357,745
   Construction in progress                                                    29,303            20,238
                                                                             --------          --------
                                                                              485,082           471,981
 Less:
   Foreign industrial development grants, net of
        amortization                                                            4,153             5,638
   Accumulated depreciation and amortization                                  240,227           224,444
                                                                             --------          --------
   Net property, plant and equipment                                          240,702           241,899
   Intangible assets, net of amortization                                     126,896            86,014
   Other noncurrent assets                                                     18,987            18,251
                                                                             --------          --------
                                                                             $584,015          $539,446
                                                                             ========          ========

                              Intermet Corporation

                           Consolidated Balance Sheets


                                                                                 December 31,
                                                                            1998               1997
                                                                            ----               ----
                                                                          (in thousands of dollars,
                                                                       except share and per share data)
Liabilities and shareholders' equity Current liabilities:
   Notes payable                                                              $1,000            $9,087
   Accounts payable                                                           90,205            59,173
   Accrued wages, severance and benefits                                      24,117            28,522
   Income taxes payable                                                        5,684             8,635
   Other accrued liabilities                                                  21,121            19,999
   Long-term debt due within one year                                          6,411            10,538
                                                                            --------         ---------
Total current liabilities                                                    148,538           135,954

Noncurrent liabilities:
   Long-term debt                                                            156,690           167,295
   Retirement benefits                                                        45,964            49,013
   Other noncurrent liabilities                                               13,481             9,419
                                                                            --------         ---------
Total noncurrent liabilities                                                 216,135           225,727

Minority interest                                                              2,337             2,337

Shareholders' equity:
   Preferred stock; 5,000,000 shares authorized; none issued
   Common stock, $0.10 par value; 50,000,000 shares
     authorized; 25,832,824 and  25,256,374  shares issued
     in 1998 and 1997, respectively                                            2,583             2,526
   Capital in excess of par value                                             63,382            58,176
   Retained earnings                                                         151,131           114,242
   Accumulated other comprehensive income                                         72               561
   Unearned restricted stock                                                    (163)              (77)
                                                                            --------         ---------
Total shareholders' equity                                                   217,005           175,428
                                                                            --------         ---------
                                                                            $584,015          $539,446
                                                                            ========         =========


See accompanying notes.

                              Intermet Corporation

                      Consolidated Statements of Cash Flows

                                                                                      Years ended December 31,
                                                                             1998              1997             1996
                                                                             ----              ----             ----
                                                                                   (in thousands of dollars)
Operating activities:
Net income                                                                   $40,989          $40,013          $43,153
Adjustments to reconcile net income to cash provided by operating activities:
   Depreciation                                                               31,975           32,482           25,016
   Amortization                                                                3,868            3,849            1,837
   Equity in results of minority holdings                                        351            3,199                -
   Gain on sale of subsidiary                                                   (115)               -                -
   Dissolution of foreign holding                                              4,282                -                -
   (Gain) loss on sale of assets                                                (460)            (320)             552
   Deferred income taxes                                                      (2,406)          (2,577)          (6,364)
   Changes in operating assets and liabilities excluding the effects of acquisitions and dispositions:
     Accounts receivable                                                     (13,944)          (6,098)             279
     Inventories                                                                 (78)          (5,608)          (5,225)
     Accounts payable and current liabilities                                 35,078           (6,219)           5,133
     Other assets and liabilities                                             (3,095)           4,094            6,750
                                                                             -------          -------         --------
Cash provided by operating activities                                         96,445           62,815           71,131

Investing activities:
   Additions to property, plant and equipment                                (49,496)         (40,585)         (26,025)
   Purchase of businesses, net of cash acquired                              (60,339)         (36,396)        (153,456)
   Investment in joint venture                                                (2,000)               -                -
   Proceeds from sales of property, plant and equipment                        1,441              815            3,516
   Proceeds from sale of subsidiary                                           22,860                -                -
   Other, net                                                                   (915)            (616)            (105)
                                                                             -------          -------         --------
Cash used in investing activities                                            (88,449)         (76,782)        (176,070)

Financing activities:
   Net increase in revolving credit facility                                   5,000            6,600          118,400
   Reduction in debt                                                          (7,787)         (12,576)          (2,337)
   (Payment on) proceeds from notes payable                                   (4,000)           5,000                -
   Issuance of common stock                                                    5,263              877              889
   Dividends paid                                                             (4,100)          (4,038)          (2,011)
   Other, net                                                                   (836)             420                -
                                                                             -------          -------         --------
Cash (used in) provided by financing activities                               (6,460)          (3,717)         114,941

Effect of exchange rate changes on cash and cash equivalents                  (2,710)           1,221            2,310
                                                                             -------          -------         --------
Net (decrease) increase in cash and cash equivalents                          (1,174)         (16,463)          12,312
Cash and cash equivalents at beginning of year                                 7,022           23,485           11,173
                                                                             -------          -------         --------
Cash and cash equivalents at end of year                                      $5,848           $7,022          $23,485
                                                                             =======          =======         ========


See accompanying notes.

                              Intermet Corporation

                 Consolidated Statements of Shareholders' Equity

                                                                               Years ended December 31,
                                                                       1998               1997                1996
                                                                       ----               ----                ----
                                                                 (in thousands of dollars, except share and per share
                                                                                         data)
Common stock
   Beginning balance                                                     $2,526            $2,517             $2,505
   Exercise of options to purchase 576,450, 88,500 and
   114,500 shares of common stock in 1998, 1997 and 1996,
   respectively                                                              57                 9                 12
                                                                       --------          --------           --------
   Ending balance                                                         2,583             2,526              2,517

Capital in excess of par value
   Beginning balance                                                     58,176            57,308             56,431
   Exercise of options to purchase shares of common
   stock                                                                  5,206               868                877
                                                                       --------          --------           --------
   Ending balance                                                        63,382            58,176             57,308

Retained earnings
   Beginning balance                                                    114,242            78,267             37,125
   Net income                                                            40,989            40,013             43,153
   Cash dividends of $0.16 per share in 1998 and 1997 and
   $0.08 per share in 1996                                               (4,100)           (4,038)            (2,011)
                                                                       --------          --------           --------
   Ending balance                                                       151,131           114,242             78,267

Accumulated translation adjustment
   Beginning balance                                                        573             3,548              3,765
   Translation adjustment                                                   535            (4,575)              (344)
   Related income tax effect                                               (187)            1,600                127
                                                                       --------          --------           --------
   Ending balance                                                           921               573              3,548

Minimum pension liability adjustment
   Beginning balance                                                        (12)             (485)            (1,636)
   Adjustment                                                            (1,379)              776              1,887
   Related income tax effect                                                542              (303)              (736)
                                                                       --------          --------           --------
   Ending balance                                                          (849)              (12)              (485)

Unearned restricted stock
   Beginning balance                                                        (77)              (53)              (162)
   Issuance of  8,000 and 7,500 shares of common stock in
   1998 and 1997, respectively                                             (155)             (115)                 -
   Amortization                                                              69                91                109
                                                                       --------          --------           --------
   Ending balance                                                          (163)              (77)               (53)
                                                                       --------          --------           --------
Total shareholders' equity                                             $217,005          $175,428           $141,102
                                                                       ========          ========           ========


 See accompanying notes.

                              Intermet Corporation

                   Notes to Consolidated Financial Statements

                  Years ended December 31, 1998, 1997 and 1996


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

Business

The Company produces iron and aluminum castings and performs value-added services, principally for automotive manufacturers in North America and Europe. The Company also supplies cranes, truck bodies and related equipment, and precision machined components to automotive and other industrial customers.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts previously reported in the 1997 financial statements and notes thereto have been reclassified to conform to the 1998 presentation.

Revenue Recognition

The Company recognizes revenue upon shipment of products.

Income per Common Share

Basic and diluted earnings per share are calculated in accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the requirements of SFAS No. 128.

Cash and Cash Equivalents

All short-term investments with original maturities of less than 90 days are deemed to be cash equivalents for purposes of the statements of cash flows.

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


1.   Summary of Significant Accounting Policies (continued)

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out ("LIFO") method for 34% and 36% of the December 31, 1998 and 1997 inventories, respectively. Certain raw materials and supplies inventories are valued on a weighted average cost basis; average production cost is used for certain work in process and finished goods inventories and other inventories are valued by the first-in, first-out ("FIFO") method. The specific identification method is used for pattern inventories. If LIFO inventories were valued using the same cost methods used for other inventories, their carrying values would have increased by $1,105,000 and $1,273,000 at December 31, 1998 and 1997,
respectively.

Property, Plant and Equipment

The provision for depreciation and amortization of property, plant and equipment is determined on the basis of estimated useful lives using the straight-line method. Certain industrial development grants provided by the Federal and State governments of Germany are included as reductions of property, plant and equipment and are being amortized over the estimated useful lives of the related assets.

Intangible Assets

Intangible assets of $126,896,000 and $86,014,000 (net of accumulated amortization of $7,147,000 and $4,392,000) at December 31, 1998 and 1997,
respectively, consist principally of costs in excess of net assets acquired. Such costs are being amortized using the straight-line method over periods ranging principally from ten to forty years. The Company periodically assesses the recoverability of the cost of its intangibles based on a review of projected undiscounted cash flows of the related operating entities.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value. The fair value of the Company's debt approximates the reported amounts in the accompanying consolidated balance sheets as their respective interest rates approximate the respective year end market rates for similar debt instruments. The Company obtains the fair value of the interest rate swaps from dealer quotes. These values represent the estimated amount the Company would receive or pay to terminate agreements taking into consideration current interest rates, the creditworthiness of the counter-parties and current foreign currency exchange rates.

Stock-Based Compensation

The Company grants stock options for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", and, accordingly, recognizes no compensation expense for the stock option grants.

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


1.   Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Standards

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company expects to adopt SFAS No. 133 effective January 1, 2000. SFAS No. 133 will require the Company to recognize all derivatives on the balance sheet at fair value. The Company does not anticipate that the adoption of this SFAS will have a significant effect on its results of operations or financial position.

2.   Reporting for Business Segments

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which the Company has adopted and which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise". SFAS No. 131 requires a public enterprise to present specific segment information according to how management internally evaluates the operating performance of its business units. It also requires public enterprises to present certain "enterprise wide" information, including revenue related to products and services and geographic areas in which they operate. The Company's management evaluates the operating performance of its business units individually. Under the provisions of SFAS No. 131, the Company has aggregated operating segments that have similar characteristics, which has resulted in one reportable segment. The foundry segment consists of foundry operations, which include both iron and aluminum castings and their related machining operations. The operating units that comprise other are all nonfoundry operations, and none of them constitutes a reportable segment on its own. This information is displayed in the table below.

                                                           Foundry          Other         Consolidated
                                                           -------          -----         ------------
                                                                   (in thousands of dollars)
Year ended December 31, 1998
   Net sales                                                 $731,111        $110,487         $841,598
   Depreciation expense                                        28,725           3,250           31,975
   Amortization expense                                         3,868               -            3,868
   Provision for income taxes                                  23,607             592           24,199
   Net income                                                  40,048             941           40,989
   Purchases of property, plant and equipment                  45,372           4,124           49,496

December 31, 1998
   Total assets                                              $544,864         $39,151         $584,015

Year ended December 31, 1997
   Net sales                                                 $666,094        $147,635         $813,729
   Depreciation expense                                        27,824           4,658           32,482
   Amortization expense                                         3,849               -            3,849
   Provision for income taxes                                  18,337           3,039           21,376
   Net income                                                  34,903           5,110           40,013
   Purchases of property, plant and equipment                  32,716           7,869           40,585

December 31, 1997
   Total assets                                              $465,390         $74,056         $539,446

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


3.   Comprehensive Income

During 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income", which the Company adopted as of January 1, 1998. SFAS No. 130 establishes new rules for reporting and display of comprehensive income and its components. The adoption of this SFAS had no impact on the Company's net income or shareholders' equity. SFAS No. 130 requires the components of comprehensive income, which include the foreign currency translation adjustment and minimum pension liability adjustment, to be combined and reported as accumulated other comprehensive income. Prior to adoption, these items were reported separately in shareholders' equity. In addition, SFAS No. 130 requires net income and other comprehensive income to be included as components of comprehensive income, which is displayed in the consolidated statements of comprehensive income.

4.   Acquisitions and Dispositions

On December 31, 1998, the Company acquired certain operating assets and the aluminum die-casting business of Quadion Corporation for $56,951,000 and certain operating supplies inventories for $1,353,000, both in cash. These assets form the base of the Company's wholly owned subsidiary, Tool Products, Inc. ("Tool Products"). This transaction has been accounted for as a purchase and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of tangible net assets acquired was approximately $39,052,000 and was recorded as goodwill, which will be amortized on a straight-line basis over 40 years. The consolidated financial statements include the balance sheet of Tool Products as of December 31, 1998. The balance sheet of Tool Products is subject to audit, which may result in an adjustment to the purchase price subsequent to December 31, 1998. Tool Products manufactures aluminum die castings for broad applications in the automotive, electronics and other industries and has manufacturing facilities in New Hope, Minnesota and Jackson, Tennessee.

On December 31, 1998 the Company acquired 100% of the outstanding shares of Vorpommersche Eisenwerke GmbH UeckermUnde ("VEGU") for DM 6,000,000 in cash. The transaction was accounted for as a purchase and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the estimated fair values at the date of acquisition. The fair values of tangible net assets acquired exceeded the purchase price and has resulted in negative goodwill of approximately DM 3,300,000, which will be amortized on a straight-line basis over five years. The consolidated financial statements include the balance sheet of VEGU as of December 31, 1998. VEGU is a ferrous foundry company located in Eastern Germany.

In June 1998 the Company sold substantially all the operating assets of its subsidiary, Industrial Powder Coatings, for $22,338,000 in cash, net of related selling expenses, and recognized a net gain of approximately $115,000.

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


4.   Acquisitions and Dispositions (continued)

The following represents the unaudited pro forma consolidated results of operations (in thousands of dollars, except per share data) for the Company for 1998 and 1997, assuming the above acquisitions and disposition occurred on January 1 of each year presented.

                                                     1998           1997
                                                     ----           ----
     Net sales                                      $889,464       $818,425
     Net income                                      $44,286        $42,863
     Income per common share - Basic                   $1.73          $1.70
     Income per common share - Diluted                 $1.71          $1.66

These unaudited pro forma results are presented for comparative purposes only. They are not necessarily indicative of what would have occurred had the acquisitions and dispositions actually been made on the dates indicated or of future results of operations.

During the second quarter of 1998, the Company entered into an agreement with Portuguese Grupo Jorge de Mello, creating a joint venture company called PortCast-Fundicao Nodular, S.A. ("PortCast"). PortCast is located in Porto, Portugal and increases the Company's foundry capacity in Europe. The Company spent $2,000,000 of capital toward its investment in a 50% equity interest in PortCast. The Company's investment in PortCast is accounted for on the equity method. During the third quarter of 1998, the Company advanced approximately $1,300,000 to PortCast for its working capital requirements. The Company has managerial control. The Company's equity in net loss of PortCast for 1998 is $440,000 and is included in other income and expense in the accompanying statements of operations.

In December 1996, the Company acquired substantially all of the outstanding stock of Sudbury, Inc. for $182,434,000 in cash, including costs of $5,277,000 directly related to the acquisition. The transaction was accounted for as a purchase. The results of operations of Sudbury from the date of acquisition to December 31, 1996 were not significant.

In 1996, the Company purchased for cash a minority interest in IWESA GmbH ("IWESA"), for DM 4,000,000. The Company also purchased a newly issued share from IWESA for DM 374,000 bringing its share interest to 49% and contributed DM 6,000,000 to the capital reserves of IWESA in support of new capital expansion projects. During 1997, the Company's ownership interest in IWESA was increased to 82.4% for DM 1 as a result of the financial difficulties IWESA was experiencing. Accordingly, the Company accounted for IWESA as a consolidated subsidiary at December 31, 1997. In the first half of 1998, the Company wrote-off certain assets related to IWESA. In May 1998, IWESA entered bankruptcy proceedings whereby the receiver assumed all remaining assets and obligations, without cash effect, in accordance with German bankruptcy laws.

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


5.   Minority Interest

In 1988, the Company purchased all of the common stock of Ironton Iron, Inc. ("Ironton"), a foundry company in Ohio. As a part of the transaction, the previous common stockholders of Ironton received an equivalent number of shares of Ironton's new 5% cumulative preferred stock with an aggregated par value of $2,337,000. The preferred shares are to be retired at par value from net income of Ironton, if available. No shares have been retired and no dividends have been accrued or paid to date because Ironton has incurred a cumulative net loss since 1988. The preferred shares are included in minority interest in the consolidated balance sheets.

6.   Notes Payable

The Company maintains various uncommitted bank lines of credit which are payable on demand. At December 31, 1998, Intermet's borrowings under the lines of credit totaled $1,000,000. Availability under these lines of credit at December 31, 1998 was $24,000,000. At December 31, 1997, Intermet's borrowings under the lines of credit totaled $5,000,000. Availability under these lines of credit at December 31, 1997 was $40,000,000. Interest is paid on a daily basis at a negotiated rate. At December 31, 1998, the interest rate was 7.25% per annum.

Columbus Neunkirchen Foundry GmbH ("Neunkirchen"), a wholly owned subsidiary of the Company, has various revolving note agreements which are payable upon the earlier of demand or December 31, 1999, unless extended. These notes provide for borrowings up to DM 19,000,000 (approximately $11,356,000) at December 31, 1998. There were no outstanding borrowings under these agreements as of December 31, 1998 and 1997.

7.   Long-Term Debt

Long-term debt consists of the following at December 31, (in thousands of dollars):

                                                                  1998                 1997
                                                                  ----                 ----
     Intermet:
       Revolving credit facility                                  $130,000             $125,000
       Prudential note                                              20,000               25,000
      Domestic Subsidiaries:
            Industrial development bonds                             8,075                4,320
            Capitalized leases                                       3,781                    -
            Other                                                        3                  248
      Foreign Subsidiaries:
            Foreign bank term notes                                  1,242                1,306
            IWESA bank term debt                                         -               15,947
            IWESA capitalized leases                                     -                6,012
                                                                  --------             --------
     Total                                                        $163,101             $177,833
     Less long-term debt due within one year                         6,411               10,538
                                                                  --------             --------
     Long-term debt due after one year                            $156,690             $167,295
                                                                  ========             ========

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


7.   Long-Term Debt (continued)

The Company has an unsecured revolving credit agreement with a bank group, which has been extended to January 1, 2000, and provides for loans up to $200,000,000 in the aggregate. Certain standby letters of credit reduce the borrowing limit. At December 31, 1998 such standby letters of credit totaled $4,959,279. The revolving credit agreement provides the Company with several interest rate-pricing mechanisms ranging from 5.71% to 6.12% per annum at December 31, 1998. The Company must also pay a fee, at a rate of 0.15% per annum, on any unused portion of the loan commitment. The revolving credit agreement requires the Company to maintain certain financial ratios and imposes limitations on certain activities.

The Prudential note is unsecured and bears interest at a rate of 8.05% per annum, payable quarterly. Annual principal payments of $5,000,000 are required. The note agreement requires the Company to maintain certain financial ratios and imposes limitations on certain activities.

Under the terms of the bond indenture, Lynchburg Foundry Company, a wholly owned subsidiary of the Company, is required to redeem various amounts of industrial development revenue bonds on an annual basis through June 2006. These amounts range from $175,000 to $350,000 per year, with a final payment at maturity of $1,650,000. The balance outstanding as of December 31, 1998 was $3,575,000. The bonds are subject to optional redemption prior to maturity.

As part of the Company's acquisition of Tool Products, the Company assumed $4,500,000 of industrial development revenue bond debt. The Company is required to make annual principal payments of $500,000, with a final maturity date of January 1, 2007.

The Company also has capital leases of approximately $3,781,000 at December 31, 1998, which relate to assets with net book values of approximately $3,849,000. Interest rates for these leases range from 7.50% to 8.58%.

The foreign bank term notes are amortized approximately $221,000 per year, through 2002, with the remainder amortized approximately $90,000 per year, from 2003 through 2006. These notes bear an interest rate of 5.0% per annum. These borrowings are secured by property, plant and equipment with net book values aggregating to approximately $22,743,000 at December 31, 1998.

As a result of IWESA entering bankruptcy proceedings in May 1998, the receiver assumed all of IWESA's obligations, without cash effect, in accordance with German bankruptcy laws.

Maturities of long-term debt and capital leases at December 31, 1998 are as follows (in thousands of dollars):

     1999                           $6,411
     2000                          136,445
     2001                            6,433
     2002                            6,648
     2003                            1,579
     Thereafter                      5,585
                                  --------
     Totals                       $163,101
                                  --------


Interest paid totaled $10,398,000, $11,500,000 and $3,048,000 in 1998, 1997 and
1996, respectively.

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


7.   Long-Term Debt (continued)

The Company is in compliance with the terms and restrictions of its various loan and credit agreements. At December 31, 1998, approximately $84,012,000 of the Company's retained earnings was restricted and unavailable for the payment of dividends.

Interest rate swaps are contractual agreements between parties to exchange fixed and floating interest rate payments periodically, over the life of the agreements, without the exchange of underlying principal amounts. At December 31, 1998, the Company has two interest rate swap transaction arrangements in effect for which the Company pays a fixed interest rate of 6.75% and 6.755% per annum with respect to notional amounts, and off balance sheet risk, of $40,000,000 and $30,000,000, respectively. These swaps are used to partially hedge an underlying debt obligation and are not marked to market. The Company does not expect to terminate the swaps prior to maturity. Had the swaps been terminated at December 31, 1998, the Company would have been obligated to the counter-parties for approximately $1.7 million. The swap transactions terminate in May 2000.

8.   Shareholders' Equity

The Company has a Key Individual Stock Option Plan ("Individual Plan") and a Directors' Stock Option Plan ("Directors' Plan"). The Individual Plan, which granted options and restricted shares for 1,500,000 shares of common stock, was approved by the shareholders of the Company on April 27, 1995. The Directors' Plan was approved by the shareholders of the Company on April 10, 1997 and granted options to purchase 150,000 shares of common stock. Options granted under the Individual Plan vest over a four-year period. All other options granted in 1998 were exercisable at the grant date. Certain options also remain outstanding from prior stock option plans. At December 31, 1998 options for 557,050 shares were exercisable, while 365,000 Individual Plan shares and 129,000 Directors' Plan shares were available for future grant.

The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for the Company's stock option plans. Had compensation expense for these plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's pro forma net income, basic earnings per share and diluted earnings per share would have been $40,290,000, $39,413,000 and $42,863,000; $1.57, $1.56 and $1.71; and $1.55, $1.53 and $1.67 in 1998, 1997
and 1996, respectively.

The fair values of the Company's stock options, as disclosed above, were estimated as of the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997 and 1996: risk-free interest rates ranged from 4.75% to 5.25%; a dividend yield of 1.0%; volatility factors of the expected market price of the Company's common stock ranged from 0.32 to 0.43; and a weighted average expected life of the options of 6 years. For purposes of the pro forma disclosures required under SFAS No. 123, the estimated fair value of the options is amortized over the options' vesting period.

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


8.   Shareholders' Equity (continued)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

A summary of the Company's stock option activity for the three years ended December 31, 1998 is as follows:

                                                                           Weighted
                                                     Number of              Average               Exercise
                                                       Options          Exercise Price           Price Range
                                                     ---------          --------------           -----------
     Outstanding at December 31, 1995                   1,192,500               $ 8.74
        Granted                                           381,500                13.03            $12.75-$13.81
        Exercised                                        (114,500)                8.44               5.69-10.75
        Forfeited                                         (69,500)               10.12               9.00-12.75
                                                        ---------
     Outstanding at December 31, 1996                   1,390,000                $9.87
                                                        =========
     Exercisable at December 31, 1996                     660,000                $8.48

     Weighted average fair value of
     options granted during 1996                                                 $5.33

     Outstanding at December 31, 1996                   1,390,000               $ 9.87
        Granted                                           219,500                16.27           $15.375-$17.00
        Exercised                                         (88,500)                7.22               5.69-12.75
        Forfeited                                         (41,500)               10.12               9.00-12.75
                                                        ---------
     Outstanding at December 31, 1997                   1,479,500                $9.87
                                                        =========
     Exercisable at December 31, 1997                     856,375                $9.36

     Weighted average fair value of
     options granted during 1997                                                 $6.48

     Outstanding at December 31, 1997                   1,479,500               $ 9.87
        Granted                                           305,750                18.11            $18.06-$19.38
        Exercised                                        (576,450)                8.79               5.69-12.75
        Forfeited                                         (24,750)               13.74               9.00-17.00
                                                        ---------
     Outstanding at December 31, 1998                   1,184,050               $13.64
                                                        =========
     Exercisable at December 31, 1998                     557,050               $11.14

     Weighted average fair value of
     options granted during 1998                                                 $7.91

Exercise prices for options outstanding as of December 31, 1998 ranged principally from $9.00 to $18.06. The weighted-average remaining contractual life of those options is 7.4 years.

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


8.   Shareholders' Equity (continued)

The Company has an Employee Stock Ownership Plan and Trust ("ESOP") for certain of its United States employees who are not covered by collective bargaining agreements. The ESOP requires contributions by the Company equal to 3% of the annual compensation of the ESOP participants. The Company may, at its discretion, make additional contributions within specified limits. Contributions to the ESOP of $872,000, $827,000 and $665,000 were expensed in 1998, 1997 and
1996, respectively.

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

9.   Commitments and Contingencies

Future minimum rental payments required under building and equipment operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 1998 are as follows (in thousands of dollars):

     1999                               $4,126
     2000                                3,439
     2001                                2,467
     2002                                1,963
     2003                                  812
     Thereafter                            517
                                       -------
     Total                             $13,324
                                       =======

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


9.   Commitments and Contingencies (continued)

Total rental expense under operating leases aggregated $5,255,000, $5,445,000 and $2,833,000 in 1998, 1997 and 1996, respectively.

At December 31, 1998 the Company had commitments to purchase operating equipment of approximately $8,176,000 in the aggregate.

Certain subsidiaries of the Company have been named as potentially responsible parties liable for cleanup of known environmental conditions. For known environmental situations, the Company, with the assistance of environmental engineers and consultants, has recorded reserves to cover estimated future environmental expenditures. Environmental reserves at December 31, 1998 and 1997 approximated $4,633,000 and $5,477,000 respectively. The Company has initiated corrective action and/or preventive environmental projects to ensure the safe and lawful operation of its facilities. There could exist, however, more extensive or unknown environmental situations at existing or previously owned businesses for which the future cost is not known or exceeds amounts accrued at December 31, 1998.

The Company is also engaged in various legal proceedings and other matters incidental to its normal business activities. The Company does not believe any of these above-mentioned proceedings or matters will have a material adverse effect on the Company's consolidated financial position or results of operations or cash flows.

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


10.  Retirement Plans and Benefits

The Company maintains several noncontributory defined benefit pension plans for certain of its U.S. employees covered by collective bargaining agreements. The benefits are based on years of service. The Company's policy is to fund amounts as required under applicable laws and regulations. In addition to providing pension benefits, the Company provides health care and life insurance benefits to certain retired U.S. employees and their dependents. Certain salaried employees can become eligible for retiree health care benefits at age 55 depending on years of service. Certain hourly employees currently can become eligible for retiree health care benefits at age 60 depending on years of service. Retirees receive substantially the same health care benefits as active employees. The medical plans generally pay most medical expenses less deductible and co-pay amounts. Salaried and hourly employees also contribute to the cost of dependent coverage. Certain salaried employee coverage converts to a Medicare supplement at age 65, while most hourly employee coverage ceases at age 65. The following disclosures are provided in accordance with SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", which became effective in 1998:

                                                                       Years ended December 31,
                                                          Pension Benefits               Other Benefits
                                                          ----------------               --------------
                                                       1998            1997            1998             1997
                                                       ----            ----            ----             ----
                                                                      (in thousands of dollars)
Change in benefit obligation
Benefit obligation at beginning of year              $ 55,246        $ 50,949        $ 35,191        $ 38,952
Service cost                                            1,204           1,232             707             949
Interest cost                                           4,044           3,855           2,490           2,924
Amendments                                                772              --            (358)             --
Actuarial (gains)/losses                                3,865           1,969           3,133          (4,514)
Acquisition                                                --              --             183              --
Benefits paid                                          (3,204)         (2,759)         (3,395)         (3,120)
                                                     --------        --------        --------        --------
Benefit obligation at end of year                    $ 61,927        $ 55,246        $ 37,951        $ 35,191

Change in plan assets
Fair value of plan assets at beginning of year       $ 58,962        $ 47,435
Actual return on plan assets                            3,315          10,198
Company contributions                                   1,945           4,088
Benefits paid                                          (3,203)         (2,759)
                                                     --------        --------
Fair value of plan assets at end of year             $ 61,019        $ 58,962

Funded status of the plan (under-funded)             ($   908)       $  3,716        ($37,951)       ($35,191)
Unrecognized net actuarial loss/(gain)                  1,504          (4,110)        (11,038)        (15,463)
Unrecognized transition obligation                        171             224              --              --
Unrecognized prior service cost                         2,348           1,809             (90)            240
                                                     --------        --------        --------        --------
Prepaid (accrued) benefit cost                       $  3,115        $  1,639        ($49,079)       ($50,414)

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


10.  Retirement Plans and Benefits (continued)

The discount rate used in determining the actuarial present value of the projected benefit obligations was 7.125% in 1998 and 7.5% in 1997. The expected long-term rate of return on assets used in determining net pension expense was 9.0% to 9.5% in 1998 and 9.0% in 1997. Plan assets consist of publicly traded stocks and bonds, cash equivalents and insurance contracts.

The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 7.0% to 10.5% in 1998, declining by 0.5% per year to an ultimate rate of 5.5% to 6.0% for the applicable employee age groups. Certain subsidiaries providing a dental benefit assumed a 6.0% cost trend rate for dental in 1998, declining to 5.5% in 1999.

                                                                           Years ended December 31,
                                                             Pension Benefits                    Other Benefits
                                                             ----------------                    --------------
    Components of net periodic cost:                   1998         1997        1996       1998       1997         1996
                                                       ----         ----        ----       ----       ----         ----
                                                                        (in thousands of dollars)
       Service cost                                    $1,204      $1,232       $842        $707       $949       $1,073
       Interest cost                                    4,044       3,855      1,805       2,490      2,924        2,425
       Expected return on plan assets                  (5,062)    (10,198)    (3,886)          -          -            -
       Amortization of prior service cost and
       net transition obligation                          283       6,264      2,494        (508)        11            -
       Recognized net actuarial gain                        -           -          -        (813)      (783)        (496)
                                                       ------      ------     ------      ------     ------       ------
    Benefit cost                                       $  469      $1,153     $1,255      $1,876     $3,101       $3,002
                                                       ======      ======     ======      ======     ======       ======


The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

                                                               One Percentage             One Percentage
                                                               Point Increase             Point Decrease
                                                             ----------------------     -----------------------
                                                                       (in thousands of dollars)

    Effect on total service and interest cost
    components in 1998                                                     $278                        $264
    Effect on postretirement benefit obligation as of
    December 31, 1998                                                     3,034                       2,474

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


10.  Retirement Plans and Benefits (continued)

Amounts recognized for pension benefits in the consolidated balance sheets consist of:

                                                                             December 31,
                                                                       1998               1997
                                                                   ----------------    --------------
                                                                        (in thousands of dollars)

    Prepaid benefit cost                                                 $3,115            $1,639
    Accrued benefit liability                                            (3,910)             (238)
    Intangible asset                                                      2,519               219
    Accumulated other comprehensive income (pretax)                       1,391                19
                                                                         ------            ------
    Net amount recognized                                                $3,115            $1,639
                                                                         ======            ======


Because the Company aggregates the disclosures for its pension plans with plans with accumulated benefit obligations in excess of plan assets (underfunded plans), the following additional disclosures are applicable to the Company's pension plans with accumulated benefit obligations in excess of plan assets, in thousands of dollars, as of December 31, 1998:

    Projected benefit obligation                 $35,619
    Accumulated benefit obligation                35,619
    Fair value of plan assets                     32,408

The Company maintains several defined contribution plans for certain hourly employees. Contributions to these plans, which are principally based on hours worked by each employee, totaled $1,034,000, $1,173,000 and $724,000 in 1998,
1997 and 1996, respectively. Some of the plans allow participants to make pretax contributions as a percentage of their compensation.

The Company also maintains defined contribution plans for domestic salaried employees. In certain plans the Company contributes a specified percentage of the annual compensation of participants. Participants are also allowed to make pretax contributions to the plans, as a percentage of their compensation. The Company matches participant contributions up to a specified limit and, in certain plans, provides for a discretionary profit-sharing contribution by the Company. The Company accrued contributions to the plans of $1,602,000, $1,297,000 and $991,000 in 1998, 1997 and 1996, respectively.

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


11.  Income Taxes

The provision for income taxes consists of the following (in thousands of dollars):

                                          Years ended December 31,
                                   1998               1997             1996
                                  -----               ----             ----
     Current:
        Federal                    $22,317            $13,489           $ 6,642
        State                        3,555              2,811             2,448
        Foreign                        733              7,653             8,443
                                   -------            -------           -------
                                    26,605             23,953            17,533
     Deferred:
        Federal                     (5,651)            (1,769)           (5,280)
        State                         (467)               (71)           (1,748)
        Foreign                      3,712               (737)              664
                                   -------            -------           -------
                                    (2,406)            (2,577)           (6,364)
                                   =======            =======           =======
     Totals                        $24,199            $21,376           $11,169
                                   =======            =======           =======


Income taxes paid were approximately $15,245,000, $2,931,000 and $17,380,000 in 1998, 1997 and 1996, respectively.

The provision for income taxes differs from the amount computed using the statutory U.S. federal income tax rate for the following reasons (in thousands of dollars):

                                                                  Years ended December 31,
                                                           1998               1997             1996
     Provision for income taxes at U.S. statutory
       rate                                               $22,816             $21,486          $19,013
     (Income) loss with no tax effect                        (267)              1,160                -
     Difference between U.S. and foreign tax rates
                                                               84               1,561            3,734
     Utilization of NOL and credit carryforwards
                                                                -              (4,862)          (2,137)
     State income taxes, net of federal income
       tax benefits                                         2,030               1,781              455
     Reduction in deferred valuation allowance
                                                                -              (1,246)         (11,513)
     Other                                                   (464)              1,496            1,617
                                                          -------             -------          -------
     Totals                                               $24,199             $21,376          $11,169
                                                          =======             =======          =======

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


11.  Income Taxes (continued)

The tax effects of temporary differences and carryforwards that give rise to deferred income tax assets (liabilities) at December 31, 1998 and 1997 are as follows (in thousands of dollars):

                                                                         1998                1997
                                                                         ----                ----
    Compensation and benefit items, primarily related to SFAS
      No. 106                                                          $ 22,896           $ 23,364
    Operating loss, capital loss, foreign tax credit and AMT
      credit carryforwards                                               23,092             17,403
    Other temporary differences                                           7,929             10,290
                                                                        -------            -------
    Gross deferred tax assets                                            53,917             51,057

    Depreciation and related items                                      (19,935)           (20,729)
    Other temporary differences                                         (13,590)           (12,048)
                                                                        -------            -------
    Gross deferred tax liabilities                                      (33,525)           (32,777)

    Net deferred tax asset                                               20,392             18,280
    Valuation allowance                                                 (16,240)           (11,722)
                                                                        -------            -------
    Net deferred income taxes                                          $  4,152           $  6,558
                                                                        =======            =======


At December 31, 1998, $6,455,000 of the Company's NOLs related to the acquisition of VEGU (see Note 4 - Acquisitions and Dispositions). These NOLs have no expiration date but are subject to certain statutory limitations. For financial reporting purposes, a valuation allowance of $4,518,000 has been recognized to offset the deferred tax asset related to this carryforward. Current accounting standards require the reduction of the deferred tax asset by a valuation allowance, based on the weight of available evidence, if it is more likely than not that a portion or the entire deferred tax asset will not be realized. Excluding VEGU, the Company did not change its valuation allowance in 1998. In 1997 the Company reduced the valuation allowance by $1,246,000 due to the increased viability of anticipated future income. The Company has provided a valuation allowance in the amount of $16,240,000, including VEGU, at December 31, 1998 for capital losses, foreign tax credits and operating loss carryforwards, the utilization of which is presently uncertain.

There are certain limitations on the use of most of the tax loss and credit carryforwards noted above. Tax loss and credit carryforwards, with a value of approximately $16,637,000 expire in various amounts between 1999 and 2010. German loss carryforwards with a value of approximately $6,455,000 have an unlimited life.

These amounts are included in the consolidated balance sheets as follows (in thousands of dollars):

                                                       December 31,
                                                  1998              1997
                                                  ----              ----
     Current assets                              $2,829             $3,244
     Other noncurrent assets                      4,449              4,741
     Other noncurrent liabilities                (3,126)            (1,427)
                                                 ------             ------
     Totals                                      $4,152             $6,558
                                                 ======             ======

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


12.  Geographic Area and Major Customer Information

All sales are to unaffiliated customers. Revenue and income amounts for the three years ended December 31, 1998, and identifiable assets at the end of each year, were as follows for North American, principally United States, and European, principally Germany, source operations:

                                                         At and for the years ended December 31,
                                                         1998              1997             1996
                                                         ----              ----             ----
                                                                (in thousands of dollars)

     Net sales:
     North America                                        $733,889          $723,644         $441,942
     Europe                                                107,709            90,085           92,536

     Operating profit:
     North America                                          61,413            59,466           38,338
     Europe                                                 14,236            15,732           17,765

     Income before income taxes:
     North America                                          53,239            50,972           36,960
     Europe                                                 11,949            10,417           17,362

     Assets:
     North America                                         517,515           453,992          469,359
     Europe                                                 66,500            85,454           63,003

Net sales to customers exceeding 10% of consolidated net sales in 1998, 1997 or 1996 were as follows (as a percentage of consolidated net sales):

                                         1998          1997          1996
                                         ----          ----          ----
     Customer:
     DaimlerChrysler                      20%           18%            23%
     Ford                                 18%           18%            19%
     General Motors                        6%            8%            12%

Ford sales include sales to Ford (10%) and Ford Visteon (8%) and GM sales include sales to GM (2%) and Delphi (4%). Credit is extended based on an evaluation of the customer's financial condition, and collateral is generally not required. Credit losses are provided for in the financial statements and consistently have been within management's expectation.

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


13.  Earnings per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflects the assumed exercise of stock options and unearned restricted stock.

                                                                 Years ended December 31,
                                                             1998            1997             1996
                                                             ----            ----             ----
                                                          (in thousands, except per share data)
     Numerator:
       Net income                                           $40,989         $40,013         $43,153

     Denominator:
       Denominator for basic earnings per
          share - weighted average shares                    25,610          25,211          25,067

       Effect of dilutive securities:
          Employee stock options and unearned
          restricted stock                                      337             572             527
                                                                ---             ---             ---
       Denominator for diluted earnings per share
          - adjusted weighted average shares and
          assumed conversions                                25,947          25,783          25,594
                                                             ======          ======          ======
     Basic earnings per share                                 $1.60           $1.59           $1.72
                                                              =====           =====           =====
     Diluted earnings per share                               $1.58           $1.55           $1.69
                                                              =====           =====           =====

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


14.  Quarterly Data and Share Information (Unaudited)

                                                            First             Second           Third          Fourth
                                                           Quarter           Quarter          Quarter        Quarter
                                                           -------           -------          -------        -------
                                                                (in thousands of dollars, except per share data)
     1998
     Net sales                                               $224,033           $219,857        $188,808       $208,900
     Gross profit                                              29,975             31,500          22,494         26,772
     Net income                                                11,271             12,337           9,314          8,067
     Net income per common share - Basic                         0.44               0.48            0.36           0.31
     Net income per common share - Diluted                       0.43               0.47            0.36           0.31
     Share prices (NASDAQ):
        High                                                  22.5000            23.7500         20.1880        17.1250
        Low                                                   16.0000            16.8750         12.6250         8.5000

     1997
     Net sales                                               $209,491           $210,898        $189,535       $203,805
     Gross profit                                              27,605             28,259          22,063         29,031
     Net income                                                10,951             11,136           7,356         10,570
     Net income per common share - Basic                         0.43               0.44            0.29           0.43
     Net income per common share - Diluted                       0.43               0.43            0.28           0.41
     Share prices (NASDAQ):
        High                                                  17.2500            16.0625         18.6250        19.8750
        Low                                                   11.7500            11.1250         15.2500        15.8125

Third and fourth quarter sales are usually lower than the first and second quarter sales due to plant closings by automotive manufacturers for vacations and model changeovers. The above share price information represents inter-dealer transactions in The NASDAQ National Market without retail markup, markdown or commission.