Form 10-K, Exhibit 13
period 1999-12-31
INTERMET CORP
filed 2000-03-31
CIK 745287

EXHIBIT 13

-----------------------------------------------------
FINANCIAL HIGHLIGHTS

YEAR ENDED DECEMBER 31,                                  1999         1998        1997        1996        1995         1994
----------------------------------------------------- ------------ ----------- ----------- ----------- ------------ -----------

Statement of Operations Data (in thousands of dollars)
   Net sales                                             $956,832    $841,598    $813,729    $534,478     $541,749   $501,269
   Operating profit                                        62,161      75,649      75,198      56,103       52,815      1,728
   Net income (loss)                                       36,377      40,989      40,013      43,153       25,395    (10,985)

Share Data (in thousands, except per share data)
   Income (loss) per common share - diluted                 $1.42       $1.58       $1.55       $1.69        $1.02     ($0.45)
   Cash dividends per share                                 $0.16       $0.16       $0.16       $0.08            -          -
   Weighted average shares outstanding - diluted           25,571      25,947      25,783      25,594       24,893     24,591

Balance Sheet Data (in thousands of dollars)
   Total assets                                          $957,292    $584,015    $539,446    $526,312     $274,071   $306,264
   Long-term debt due after one year                      448,634     156,690     167,295     149,477       32,675     87,698
   Total long-term debt                                   455,040     163,101     177,833     162,153       35,271     99,715
   Shareholders' equity                                   242,377     217,005     175,428     141,102       98,028     67,971
----------------------------------------------------- ------------ ----------- ----------- ----------- ------------ -----------

Management's Discussion and Analysis of Financial Condition and Results of Operations

THE CHAIRMAN'S LETTER, THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND THE QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. WHEN USED IN THESE SECTIONS, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE" AND "EXPECT" AND SIMILAR EXPRESSIONS ARE GENERALLY INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED THAT ANY FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF INTERMET OR ITS MANAGEMENT, ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS INCLUDING, BUT NOT LIMITED TO:

- GENERAL ECONOMIC CONDITIONS IN THE MARKETS IN WHICH INTERMET OPERATES
- FLUCTUATIONS IN WORLDWIDE OR REGIONAL AUTOMOBILE AND LIGHT AND HEAVY TRUCK PRODUCTION
- LABOR DISPUTES INVOLVING INTERMET OR ITS SIGNIFICANT CUSTOMERS
- CHANGES IN PRACTICES AND/OR POLICIES OF INTERMET'S SIGNIFICANT CUSTOMERS TOWARD OUTSOURCING AUTOMOTIVE COMPONENTS AND SYSTEMS
- FOREIGN CURRENCY AND EXCHANGE FLUCTUATIONS
- INTEREST RATE FLUCTUATIONS
- MATERIALS PRICE FLUCTUATIONS
- ABILITY TO BRING ADDITIONAL FOUNDRY CAPACITY ON LINE AS SCHEDULED
- ABILITY TO SECURE ALL REGULATORY PERMITS ON A TIMELY BASIS WITH RESPECT TO ONGOING CAPITAL EXPENDITURES FOR ADDITIONAL FOUNDRY CAPACITY
- FACTORS OR PRESENTLY UNKNOWN CIRCUMSTANCES THAT MAY AFFECT THE CHARGES RELATED TO THE IMPAIRMENT OF ASSTS AND SHUTDOWN OF IRONTON
- FACTORS AFFECTING THE ABILITY OF INTERMET OR ITS KEY SUPPLIERS TO RESOLVE YEAR-2000 ISSUES IN A TIMELY MANNER, AND
- OTHER RISKS DETAILED FROM TIME TO TIME IN INTERMET'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

INTERMET DOES NOT INTEND TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

Results of Operations

1999 Compared to 1998

Sales in 1999 were $956.8 million compared to 1998 sales of $841.6 million, an increase of $115.2 million or 13.7%. Sales for operations in place both years were 8.3% higher in 1999 than in 1998. Ferrous-metals segment sales for 1999, excluding acquisitions or dispositions in 1999 or 1998, were $69.1 million (10.0%) higher than for 1998. This is primarily a result of strong domestic light truck sales and European vehicle sales, which are two of the largest markets we supply. Light-metals segment sales for 1999, excluding acquisitions or dispositions in 1999 or 1998, were $3.7 million (12.9%) lower than for 1998. The acquisition of Tool Products at the end of 1998 increased our light-metals segment sales 256% for 1999 over 1998 levels. Other segment sales, for operations in place both years, were up 2.9% over 1998.

Sales for our domestic operations were up 15.4% in 1999 from the prior year. Excluding acquisitions or dispositions in either year, sales in 1999 for domestic operations increased 8.9% from 1998 primarily because North American light vehicle production was an all-time record. In 1999, North American light-vehicle production was 17 million units and exceeded 15 million units for the sixth consecutive year.

European sales during 1999, in local currency and excluding acquisitions or dispositions in 1999 and 1998, increased 5.7% from 1998. This set a new record for our European-based operations compared to previous years. This is due primarily to an increase in production and sales of light- and heavy-duty vehicles in Europe. The effect of changes in exchange rates on 1999 consolidated European sales was an unfavorable $4.9 million (4.2%) when compared using exchange rates for the same period in 1998.

Looking forward to 2000, industry analysts expect light-vehicle production in North America to taper off slightly but still to exceed 15 million units. These analysts anticipate that light-trucks will make up slightly more than one half of this production. Industry analysts project that automotive sales in Europe will increase 3% over 1999 levels. Actual results may differ materially.

Gross profit increased to $122.2 million in 1999 from $110.7 million in 1998. Gross profit for operations in place both years was $2.7 million lower in 1999 than in 1998. This decrease was due primarily to the higher costs associated with operating some facilities in excess of capacity and the difficulty of obtaining qualified labor in a full employment economy. Gross profit as a percentage of sales was 12.8% in 1999 versus 13.2% in 1998.

Operating expenses as a percentage of sales were 6.3% and 4.2% for 1999 and 1998, respectively. During December 1999, we announced the shutdown of our Ironton Iron, Inc. facility (see Asset Impairment and Shutdown section of Management's Discussion and Analysis). Without the charges for the Ironton asset impairment and shutdown and the charges related to a recapitalization of our international operations, the operating expenses as a percentage of sales would have been 4.3% for 1999.

Interest expense for the years ended December 31, 1999 and 1998 was $15.2 million and $11.3 million, respectively. This change was a result of an increase in borrowings to purchase fixed assets and two companies at the end of 1999.

The net of other income and expenses was net income of $1.2 million and $0.6 million in 1999 and 1998, respectively.

Diluted earnings per share for 1999 were $1.42. During the year, we were able to utilize two non-recurring tax benefits of $8.5 million in aggregate ($0.33 per diluted share). These benefits are discussed further in Note 10 of the Notes to Consolidated Financial Statements. The after-tax effect of the charges for the asset impairment and shutdown of Ironton was $12.1 million or $0.47 per diluted share (see Asset Impairment and Shutdown section of Management's Discussion and Analysis).

For additional information concerning the provision for income taxes as well as information regarding differences between effective tax rates and statutory rates, see Note 10 of the Notes to Consolidated Financial Statements.

Results of Operations

1998 Compared to 1997

Sales in 1998 were $841.6 million compared to 1997 sales of $813.7 million, an increase of 3.4%. Sales from operations in place both years were 6.9% higher in 1998 than in 1997. Ferrous-metals segment sales for 1998, excluding acquisitions or dispositions in either year, were $57.8 million (9.1%) higher than for 1997. North American light-vehicle production for 1998 was greater than 15 million units for the fifth consecutive year. Sales from our light-metals segment decreased $2.3 million or 7.3% from 1997 to 1998. Other segment sales, for operations in place both years, were down 5.2% over 1997 levels, due primarily to a decrease in market demand.

European sales from continuing operations increased 13.5% in local currency and increased 11.8% in U.S. dollars for 1998 over 1997. This set a new record compared to previous years. Exchange rates negatively impacted these sales by $1.5 million.

Gross profit increased to $110.7 million in 1998 from $107.0 million in 1997. Gross profit, excluding acquisitions and dispositions in both years, was $6.2 million higher in 1998 than in 1997. This improvement was due primarily to higher sales. Gross profit was negatively affected by production inefficiencies resulting from operating some facilities in excess of capacity and the cost associated with launching in excess of 100 parts. Gross profit as a percentage of sales was 13.2 % in 1998 versus 13.1% in 1997.

Operating expenses in 1998 were $35.1 million, an increase of $3.3 million over 1997. This increase relates primarily to the write-off of assets at IWESA. Operating expenses as a percentage of sales for the years ended December 31, 1998 and 1997 were 4.2% and 3.9%, respectively. Operating expenses include expenses related to acquisition investigations of $0.5 and $0.4 million in 1998 and 1997, respectively.

Interest expense for the years ended December 31, 1998 and 1997 was $11.4 million and $12.4 million, respectively. This change was a result of a decrease in borrowings due to cash provided by operating activities and the sale of Industrial Powder Coatings, Inc.

The net of other income and expenses was income of $0.6 million in 1998 compared to $2.0 million of net expense in 1997. This change relates primarily to net losses in our equity investments in 1997 of $3.2 million.

For information concerning the provision for income taxes as well as information regarding differences between effective tax rates and statutory rates, see Note 10 of the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

On December 20, 1999 we acquired all of the issued and outstanding stock of Diversified Diemakers, Inc. and Ganton Technologies, Inc. These acquisitions did not materially affect our consolidated results of operations in 1999; however, the impact on our consolidated balance sheet at December 31, 1999 was significant. Following is summarized consolidated balance sheet information at December 31, 1999, which will illustrate the impact of the acquisition.



                                                 Intermet        Impact of           Intermet
                                             Pre-Acquisitions   Acquisitions     Post-Acquisitions
                                             ----------------   ------------     -----------------
                                                          (in thousands of dollars)
   Current assets                                  $222,013           $82,507          $304,520
   Net property, plant and equipment                263,262           106,469           369,731
   Other assets (1)                                 151,781           131,260           283,041
   Current liabilities, excluding debt              165,276            36,792           202,068
   Debt                                             185,050           270,000           455,040

(1) Other assets include intangibles. For more information on intangibles, see
    Note 1 of the Notes to Consolidated Financial Statements.

During 1999, net cash provided by operating activities was $70.3 million. Net non-cash charges (principally depreciation, amortization and impairment expense) were $44.9 million. Accounts receivable increased primarily because of higher sales at the end of 1999 compared to those in the same period in 1998. Accounts payable and current liabilities increased from December 31, 1998 primarily for the same reason. The impairment of assets and shutdown costs relate to the shutdown of Ironton and were $18.6 million in aggregate. Our investing activities for 1999 used cash of $357.0 million. This included $274.3 million paid for the purchase of businesses and related expenses and $78.8 million for property, plant and equipment additions. Furthermore, we spent an additional $4.5 million to complete our initial investment in PortCast. Primarily because of these purchases, bank borrowings increased $289.8 million, in the aggregate, from the end of 1998. In addition, we paid $6.8 million for the acquisition of Intermet stock pursuant to our stock buyback program and paid $4.1 million for dividends during 1999 ($0.04 per share per quarter).

Cash and cash equivalents decreased to $3.4 million at December 31, 1999 from $5.8 million at December 31, 1998.

Outstanding funded debt moved from a low in mid-1999 of $179.2 million to a high at December 31, 1999 of $455.0 million. The increase in borrowings at the end of the year was expected and related primarily to funds required for the Ganton and Diemakers acquisitions. Our debt-to-equity ratio increased from 43% at December 31, 1998 to 65% at December 31, 1999 (45% without Ganton and Diemakers).

Shareholders' equity increased $25.4 million from $217.0 million at December 31, 1998, to $242.4 million at December 31, 1999.

We have recurring costs related to environmental matters, particularly the management and disposition of waste (principally non-hazardous waste) generated as part of ongoing operations. In 1999 and 1998, such costs totaled approximately $15.1 and $14.4 million, respectively. Although we continue to take various steps to control environmental costs, they are expected to increase in the future. In addition, a portion of our capital expenditures is regularly incurred to limit or monitor pollution, principally for ventilation and dust control equipment. Such expenditures were approximately $5.7 million in 1999 and $5.2 million in 1998. We expect to spend approximately $4.5 million in capital expenditures related to environmental matters in 2000. Sales volume levels and available engineering resources, among other factors, will influence the actual amount of capital expenditures.

In addition, some of our operating and non-operating subsidiaries have been named as potentially responsible parties liable for cleanup of known environmental conditions. For known environmental conditions, Intermet, with the assistance of environmental engineers and consultants, has accrued $10.2 million to cover estimated future environmental expenditures. This reserve includes $3.7 million related to the shutdown of Ironton. There could exist, however, more extensive or unknown environmental situations at existing or previously owned businesses for which the future cost is not known or accrued at December 31, 1999.

In addition to these recurring and anticipated expenditures, the 1990 amendments to the Federal Clean Air Act, and regulations promulgated thereunder are expected to have a major impact on the compliance cost of many U.S. companies, including foundries of the type owned by Intermet. Until Federal and state governments adopt final regulations implementing those amendments and until certain control measures under existing regulations are determined, it is not possible to estimate such costs.

We are also a party to certain lawsuits and claims arising out of the conduct of our business, including those relating to commercial transactions, product liability, environmental, safety and health matters. We self-insure a significant portion of our health care, property and casualty insurance risks. However, we purchase additional insurance for catastrophic losses.

While the ultimate result of the contingencies described above cannot be predicted with certainty, Intermet's management does not expect such known contingencies to have a material adverse effect on its consolidated financial position, results of operations or cash flows. However, we cannot be assured that our activities will not give rise to actions by governmental agencies or private parties that could cause us to incur fines, penalties, operational shutdowns, damages, cleanup costs or other similar expenses. In addition, our ability to increase foundry capacity levels is dependent upon our ability to maintain or obtain increases under applicable permits for air emissions and water discharges.

At December 31, 1999, we had commitments for the purchase of operating equipment of approximately $3.5 million, which we expect to fund through cash flow from operations. We have unsecured revolving credit agreements with bank groups that provide for loans up to $400.0 million in the aggregate and an unsecured eighteen-month term loan that provides for loans up to $200.0 million in the aggregate. We had $455.0 million of long-term debt outstanding at December 31, 1999. Of this amount, we are scheduled to pay $6.4 million during 2000. We had committed and uncommitted bank credit facilities with outstanding borrowing capacity of approximately $169.4 million at December 31, 1999.

Quantitative and Qualitative Disclosures about Market Risks

Intermet is subject to market risk with regard to interest rate, foreign exchange and commodity pricing. We have analyzed the effect of these risks on the balance sheets, results of operations and cash flows and we consider the impact to be immaterial with respect to the commodity pricing risk.

Our earnings are affected by changes in interest rates because we have long-term debt agreements with variable interest rates. A portion of this risk is offset using interest rate swap agreements. A 1% change in interest rates on the debt not covered by swap agreements would change net income approximately $1.0 million and $0.5 million for 1999 and 1998, respectively. Our sensitivity analysis does not consider the effects of the reduced or increased level of overall economic activity that could result from a change in interest rates.

Our earnings are also affected by fluctuations in the value of the U.S. dollar as compared to foreign currencies, predominately in Germany, as a result of the sales of our products in foreign markets. The result of an average 5% change in the value of the dollar relative to the currencies in which our sales are denominated would have resulted in a change in net income of approximately $0.5 million and $0.3 million for the years ended December 31, 1999 and 1998, respectively. Our sensitivity analysis of the effects of the changes in foreign currency exchange rates does not factor in a potential change in the sales levels or local currency sales prices.

Asset Impairment and Shutdown

On December 7, 1999, Intermet announced plans to permanently close its Ironton Iron, Inc. foundry. Ironton is included in the ferrous metals segment of the Reporting for Business Segments footnote. Ironton has had enduring operational difficulties and, as a result, has incurred significant operating losses since Intermet purchased it in 1988. Because of Ironton's continuing operational difficulties, customers representing a significant portion of its sales volumes had informed Intermet and Ironton in late 1999 that they had decided to place their business with alternate sources. The foundry is one of our oldest facilities and the cost to modernize would further impact already negative operating results. Ironton had revenues of $57 million , $55 million and $51 million and net operating losses of approximately $35 million, $10 million and $7 million for the years ended December 31, 1999, 1998 and 1997, respectively. The net loss of $35 million for 1999 includes the charges for asset impairment and shutdown. We anticipate that the foundry will cease operations by the end of the first quarter of 2000.

The decision to close this foundry was the principal reason for recording a $10,811,000 charge for impairment of assets and a $7,789,000 charge for shutdown costs in the fourth quarter of 1999. All but $101,000 of the charges are included in operating expenses; the remainder is included in cost of goods sold. The charge included a write-down of $10,811,000 to fair value for capital assets (as determined by an outside consultant) and inventories; building demolition and remediation costs of $6,637,000; and provisions totaling $1,152,000 for severance pay and employee benefits related to the termination of approximately 100 salaried employees. Ironton's land, machinery and equipment used in the production of ferrous castings and related replacement parts are segregated on our consolidated balance sheet as assets held for sale. Intermet did not provided for severance pay and employee benefits for approximately 500 union employees because the amount was not then determinable. We anticipate that any such charges will be recorded in the first quarter of 2000. The accrual for shutdown costs of $7,789,000 is included in current liabilities at December 31, 1999.

Intermet intends that subsequent to the closing of the foundry, the assets will be sold. We also expect at the earliest practical date after sale of assets, but most likely during the fourth quarter of 2000, demolition of the building will begin. We anticipate that demolition would be complete in 2001.

We do not expect to incur material additional charges related to the impairment and shutdown of Ironton, excluding any losses it may incur while still operating.

Readers are cautioned that forward looking statements contained in this Asset Impairment and Shutdown discussion should be read in conjunction with our disclosures under the cautionary statement for the purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995, included elsewhere in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Year 2000 Issue

Intermet conducted an evaluation of its Informational Technology ("IT") and non-IT computer systems with respect to the "Year 2000" ("Y2K") issue. We completed a Y2K readiness assessment of our business critical IT and non-IT systems. We developed and implemented corrective action plans designed to address Y2K issues. These plans included modification, upgrade and replacement of our critical administrative, production, and research and development computer systems to make them Y2K ready. We implemented corrective action plans, and had our critical systems Y2K ready prior to December 31, 1999. We also developed contingency plans intended to avoid or mitigate the risks that either we might not or our key suppliers might not achieve Y2K readiness in time to avoid disruption of our operations.

We began addressing Y2K issues in 1995 and, by December 31, 1999, we spent approximately $7.5 million to address the Y2K issue. The majority of this spending was for required upgrades to or for new business systems required in the ordinary course of business, which were also Y2K ready.

To date, we have not experienced any significant problems or disruptions due to Y2K issues either internally or with our suppliers. We do not expect to experience any significant problems or disruptions related to Y2K problems, nor do we anticipate spending any additional significant amounts related to these issues. Actual results may differ materially.

Readers are cautioned that forward looking statements contained in this Year-2000 Issue discussion should be read in conjunction with our disclosures under the cautionary statement for the purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995, included elsewhere in Management's Discussion and Analysis of Financial Condition and Results of Operations.

                        Consolidated Financial Statements

                              Intermet Corporation

                  Years ended December 31, 1999, 1998 and 1997
                       with Report of Independent Auditors

                         Report of Independent Auditors


The Board of Directors and Shareholders
Intermet Corporation

We have audited the accompanying consolidated balance sheets of Intermet Corporation as of December 31, 1999 and 1998, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intermet Corporation at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Detroit, Michigan
January 26, 2000

                              Intermet Corporation

                      Consolidated Statements of Operations



                                                             Years ended December 31,
                                                    1999                1998               1997
                                              -----------------    ----------------    --------------
                                               (in thousands of dollars, except per share data)

Net sales                                           $956,832            $841,598          $813,729
Cost of sales                                        834,545             730,857           706,771
                                              -----------------    ----------------    --------------
Gross profit                                         122,287             110,741           106,958

Operating expenses:
   Selling                                            11,938               8,878             9,810
   General and administrative                         29,689              26,214            21,950
   Asset impairment and shutdown costs                18,499                   -                 -
                                              -----------------    ----------------    --------------
Operating profit                                      62,161              75,649            75,198

Other income and expenses:
   Interest income                                       305                 230               546
   Interest expense                                  (15,210)            (11,305)          (12,396)
   Other, net                                          1,197                 614            (1,959)
                                              -----------------    ----------------    --------------
                                                     (13,708)            (10,461)          (13,809)

                                              -----------------    ----------------    --------------
Income before income taxes                            48,453              65,188            61,389
Provision for income taxes                            12,076              24,199            21,376
                                              -----------------    ----------------    --------------
Net income                                           $36,377             $40,989           $40,013
                                              =================    ================    ==============

Income per common share - Basic                        $1.43               $1.60             $1.59
                                              =================    ================    ==============

Income per common share - Diluted                      $1.42               $1.58             $1.55
                                              =================    ================    ==============

See accompanying notes.

                              Intermet Corporation

                 Consolidated Statements of Comprehensive Income



                                                                                Years ended December 31,
                                                                       1999                1998               1997
                                                                 -----------------    ----------------    --------------
                                                                     (in thousands of dollars, except per share data)

Net income                                                               $36,377             $40,989           $40,013
Other comprehensive income (loss), net of tax:
  Foreign currency translation adjustment                                 (1,155)                348            (1,440)
  Minimum pension liability adjustment                                       849                (837)              473
                                                                 -----------------    ----------------    --------------
Total other comprehensive loss                                              (306)               (489)             (967)

                                                                 -----------------    ----------------    --------------
Comprehensive income                                                     $36,071             $40,500           $39,046
                                                                 =================    ================    ==============

Comprehensive income per common share - Basic                              $1.42               $1.58             $1.55
                                                                 =================    ================    ==============

Comprehensive income per common share - Diluted                            $1.41               $1.56             $1.51
                                                                 =================    ================    ==============

See accompanying notes.

                              Intermet Corporation

                           Consolidated Balance Sheets

                                                                                  December 31,
                                                                            1999               1998
                                                                       ---------------     -------------
                                                                          (in thousands of dollars)
ASSETS
Current assets:
   Cash and cash equivalents                                                   $3,416            $5,848
   Accounts receivable:
     Trade, less allowances of $7,426 in 1999 and $5,133 in
     1998                                                                     154,742           105,678
   OTHER                                                                       19,649             8,713
                                                                       ---------------     -------------
                                                                              174,391           114,391

   Inventories:
     Finished goods                                                            24,235            14,701
     Work in process                                                           19,054            18,522
     Raw materials                                                             15,313             8,467
     Supplies and patterns                                                     44,200            24,208
                                                                       ---------------     -------------
                                                                              102,802            65,898

   Deferred income taxes                                                       10,047             2,829
   Assets held for sale                                                         8,093                 -
   Other current assets                                                         5,771             8,464
                                                                       ---------------     -------------
Total current assets                                                          304,520           197,430

Property, plant and equipment, at cost:
   Land                                                                         5,411             4,567
   Buildings and improvements                                                 110,777            93,667
   Machinery and equipment                                                    422,215           357,545
   Construction in progress                                                    67,818            29,303
                                                                       ---------------     -------------
                                                                              606,221           485,082
 Less:
   Foreign industrial development grants, net of amortization                   3,533             4,153
   Accumulated depreciation and amortization                                  232,957           240,227
                                                                       ---------------     -------------
Net property, plant and equipment                                             369,731           240,702
Intangible assets, net of amortization                                        248,864           126,896
Other noncurrent assets                                                        34,177            18,987
                                                                       ===============     =============
                                                                             $957,292          $584,015
                                                                       ===============     =============

                              Intermet Corporation

                           Consolidated Balance Sheets


                                                                                  December 31,
                                                                            1999               1998
                                                                       ---------------     -------------
                                                                          (in thousands of dollars,
                                                                       except share and per share data)
Liabilities and shareholders' equity
Current liabilities:
  Accounts payable                                                          $114,105          $ 90,205
  Notes payable                                                                    -             1,000
  Accrued wages, severance and benefits                                       33,449            24,117
  Income taxes payable                                                         4,190             5,684
  Other accrued liabilities                                                   42,535            21,121
  Shutdown costs                                                               7,789                 -
  Long-term debt due within one year                                           6,406             6,411
                                                                       -------------       -----------
Total current liabilities                                                    208,474           148,538

Noncurrent liabilities:
  Long-term debt                                                             448,634           156,690
  Retirement benefits                                                         46,628            45,964
  Other noncurrent liabilities                                                11,179            13,481
                                                                       -------------       -----------
Total noncurrent liabilities                                                 506,441           216,135

Minority interest                                                                  -             2,337

Shareholders' equity:
  Preferred stock; 5,000,000 shares authorized; none issued
  Common stock, $0.10 par value; 50,000,000 shares
    authorized; 25,846,824 and 25,832,824 shares issued in
    1999 and 1998, respectively                                                2,585             2,583
  Capital in excess of par value                                              56,661            63,382
  Retained earnings                                                          183,432           151,131
  Accumulated other comprehensive income (loss)                                 (234)               72
  Unearned restricted stock                                                      (67)             (163)
                                                                       -------------       -----------
Total shareholders' equity                                                   242,377           217,005
                                                                       -------------       -----------
                                                                            $957,292          $584,015
                                                                       =============       ===========


See accompanying notes.

                              Intermet Corporation

                      Consolidated Statements of Cash Flows

                                                                               Years ended December 31,
                                                                      1999             1998              1997
                                                                 --------------    -------------    --------------
                                                                            (in thousands of dollars)
Operating activities:
Net income                                                           $ 36,377         $ 40,989          $ 40,013
Adjustments to reconcile net income to cash provided by
operating activities:
   Depreciation                                                        35,140           31,975            32,482
   Amortization                                                         4,978            3,868             3,849
   Impairment of assets                                                10,811                -                 -
   Results of equity investments                                         (337)             351             3,199
   Deferred income taxes                                               (6,391)          (2,406)           (2,577)
   Dissolution of foreign holding                                           -            4,282                 -
   (Gain) loss on sale of subsidiary and other assets                     692             (575)             (320)
   Changes in operating assets and liabilities excluding the
   effects of acquisitions and dispositions:
     Accounts receivable                                              (18,688)         (13,944)           (6,098)
     Inventories                                                       (4,811)             (78)           (5,608)
     Accounts payable and current liabilities                          10,305           35,078            (6,219)
     Shutdown costs                                                     7,789                 -                -
     Other assets and liabilities                                      (5,606)          (3,095)            4,094
                                                                 ------------      -----------      ------------
Cash provided by operating activities                                  70,259           96,445            62,815

Investing activities:
   Additions to property, plant and equipment                         (78,743)         (49,496)          (40,585)
   Purchase of businesses, net of cash acquired                      (274,338)         (60,339)          (36,396)
   Investment in joint venture                                         (4,500)          (2,000)                -
   Proceeds from sales of property, plant and equipment                 1,032            1,441               815
   Proceeds from sale of subsidiary                                         -           22,860                 -
   Other, net                                                            (418)            (915)             (616)
                                                                 ------------      -----------      ------------
Cash used in investing activities                                    (356,967)         (88,449)          (76,782)

Financing activities:
   Proceeds from revolving credit facility                            193,500            5,000             6,600
   Proceeds from term loan                                            200,000                -                 -
   Payment on revolving credit facility                              (130,000)               -                 -
   Net increase in debt                                                31,342           (7,787)          (12,576)
   (Payment on) proceeds from notes payable                            (5,000)          (4,000)            5,000
   Acquisition of treasury stock                                       (6,833)               -                 -
   Issuance of common stock                                               114            5,263               877
   Dividends paid                                                      (4,076)          (4,100)           (4,038)
   Other, net                                                             849             (836)              420
                                                                 ------------      -----------      ------------
Cash provided by (used in) financing activities                       279,896           (6,460)           (3,717)

Effect of exchange rate changes on cash and cash equivalents            4,380           (2,710)            1,221
                                                                 ------------      -----------      ------------
Net decrease in cash and cash equivalents                              (2,432)          (1,174)          (16,463)
Cash and cash equivalents at beginning of year                          5,848            7,022            23,485
                                                                 ------------      -----------      ------------
Cash and cash equivalents at end of year                             $  3,416         $  5,848          $  7,022
                                                                 ============      ===========      ============


See accompanying notes.

                              Intermet Corporation

                 Consolidated Statements of Shareholders' Equity


                                                                               Years ended December 31,
                                                                       1999               1998                1997
                                                                 -----------------    --------------     --------------
                                                               (in thousands of dollars, except share and per share data)
Common stock
Beginning balance                                                      $  2,583          $  2,526           $  2,517
Exercise of options to purchase 14,000, 576,450 and 88,500
shares of common stock in 1999, 1998 and 1997, respectively                   2                57                  9
                                                                 --------------    --------------     --------------
Ending balance                                                            2,585             2,583              2,526

Capital in excess of par value
Beginning balance                                                        63,382            58,176             57,308
Exercise of options to purchase shares of common stock                      112             5,206                868
Purchase of 509,000 shares of treasury stock                             (6,833)                -                  -
                                                                 --------------    --------------     --------------
Ending balance                                                           56,661            63,382             58,176

Retained earnings
Beginning balance                                                       151,131           114,242             78,267
Net income                                                               36,377            40,989             40,013
Cash dividends of $0.16 per share in 1999, 1998 and 1997                 (4,076)           (4,100)            (4,038)
                                                                 --------------    --------------     --------------
Ending balance                                                          183,432           151,131            114,242

Accumulated translation adjustment
Beginning balance                                                           921               573              3,548
Translation adjustment                                                   (1,777)              535             (4,575)
Related income tax effect                                                   622              (187)             1,600
                                                                 --------------    --------------     --------------
Ending balance                                                             (234)              921                573

Minimum pension liability adjustment
Beginning balance                                                          (849)              (12)              (485)
Adjustment                                                                1,306            (1,379)               776
Related income tax effect                                                  (457)              542               (303)
                                                                 --------------    --------------     --------------
Ending balance                                                                -              (849)               (12)

Unearned restricted stock
Beginning balance                                                          (163)              (77)               (53)
Issuance of  8,000 and 7,500 shares of common stock in 1998
and 1997, respectively                                                        -              (155)              (115)
Amortization                                                                 96                69                 91
                                                                 --------------    --------------     --------------
Ending balance                                                              (67)             (163)               (77)
                                                                 --------------    --------------     --------------
Total shareholders' equity                                             $242,377          $217,005           $175,428
                                                                 ==============    ==============     ==============

 See accompanying notes.

                              Intermet Corporation

                   Notes to Consolidated Financial Statements

                  Years ended December 31, 1999, 1998 and 1997


1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements, presented in conformity with accounting principles generally accepted in the United States ("GAAP"), include the accounts of Intermet Corporation and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Business

Intermet produces ferrous metals, including ductile and gray iron, and light metals castings, including aluminum, magnesium and zinc. In addition, we perform value-added services, principally for automotive manufacturers in North America and Europe. We also supply cranes, truck bodies and related equipment, and precision-machined components to automotive and other industrial customers.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts previously reported in the 1998 financial statements and notes thereto have been reclassified to conform to the 1999 presentation.

Revenue Recognition

We recognize revenue upon shipment of products.

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

                              Intermet Corporation

1. Summary of Significant Accounting Policies (continued)

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out ("LIFO") method for 31% and 34% of the December 31, 1999 and 1998 inventories, respectively. Certain raw materials and supplies inventories are valued on a weighted average cost basis; average production cost is used for certain work in process and finished goods inventories and other inventories are valued by the first-in, first-out ("FIFO") method. The specific identification method is used for pattern inventories. If LIFO inventories were valued using the same cost methods used for other inventories, their carrying values would have increased by $1,343,000 and $1,105,000 at December 31, 1999 and 1998,
respectively.

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

Intangible Assets

Intangible assets of $248,864,000 and $126,896,000 (net of accumulated amortization of $10,867,000 and $7,147,000) at December 31, 1999 and 1998,
respectively, consist principally of costs in excess of net assets acquired. We amortize these costs using the straight-line method over periods ranging principally from ten to forty years. In setting the life of intangibles, we consider the long term strategic value of the acquired assets. We periodically assess the recoverability of the cost of our intangibles based on a review of projected undiscounted cash flows of the related operating entities.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value. The fair value of our debt approximates the reported amounts in the accompanying consolidated balance sheets as their respective interest rates approximate the respective year end market rates for similar debt instruments. We obtain the fair value of the interest rate swaps, as noted in Note 6, from dealer quotes. These values represent the estimated amount we would receive or pay to terminate agreements taking into consideration current interest rates, the creditworthiness of the counter-parties and current foreign currency exchange rates.

Stock-Based Compensation

We generally grant stock options for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. We account for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", and, accordingly, recognize no compensation expense for the stock option grants.

                              Intermet Corporation

             Notes to Consolidated Financial Statements (continued)


1.  Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Standards

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". We expect to adopt SFAS No. 133 effective January 1, 2001. SFAS No. 133 will require us to recognize all derivatives on the balance sheet at fair value. We do not anticipate that the adoption of this SFAS will have a significant effect on our results of operations or financial position.

2.  Reporting for Business Segments

Intermet's management evaluates the operating performance of its business units individually. Under the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", we have aggregated operating segments that have similar characteristics, including manufacturing processes and raw materials. The ferrous-metals segment consists of ferrous foundry operations and their related machining operations. The light-metals segment consists of aluminum, magnesium and zinc casting operations and their related machining operations. The operating units that comprise other are all non-foundry operations, and none of them constitutes a reportable segment on its own. Previously, we had one segment, but with the acquisitions at the end of 1999, we now have two segments. We have restated 1998 and 1997 segment disclosure to conform to the new segment disclosure structure. This information is displayed in the following table.


                                                         Ferrous Metals    Light Metals        Other        Consolidated
                                                         --------------    ------------        -----        ------------
                                                                              (in thousands of dollars)
Year ended December 31, 1999
  Net sales                                                  $770,393          $102,239        $84,200        $956,832
  Depreciation expense                                         28,685             3,925          2,530          35,140
  Amortization expense                                          4,812               166              -           4,978
  Provision for income taxes                                    8,397             1,415          2,264          12,076
  Net income                                                   31,077             1,851          3,449          36,377
  Purchases of property, plant and equipment                   62,141            13,661          2,941          78,743

December 31, 1999
  Total assets                                               $526,733          $388,055        $42,504        $957,292

Year ended December 31, 1998
  Net sales                                                  $702,679           $28,785       $110,134        $841,598
  Depreciation expense                                         27,220             1,505          3,250          31,975
  Amortization expense                                          3,722               146              -           3,868
  Provision for income taxes                                   24,470              (863)           592          24,199
  Net income                                                   41,650            (1,602)           941          40,989
  Purchases of property, plant and equipment                   42,414             2,958          4,124          49,496

December 31, 1998
  Total assets                                               $521,945           $22,919        $39,151        $584,015

Year ended December 31, 1997
  Net sales                                                  $635,618           $31,065       $147,046        $813,729
  Depreciation expense                                         26,767             1,057          4,658          32,482
  Amortization expense                                          3,704               145              -           3,849
  Provision for income taxes                                   22,049            (3,712)         3,039          21,376
  Net income                                                   41,764            (6,861)         5,110          40,013
  Purchases of property, plant and equipment                   30,094             2,622          7,869          40,585

December 31, 1997
  Total assets                                               $443,907           $21,483        $74,056        $539,446

                              Intermet Corporation

3.  Acquisitions and Dispositions

On December 20, 1999 we acquired all of the issued and outstanding stock of Diversified Diemakers, Inc. and Ganton Technologies, Inc. for a purchase price of $110,000,000 and $160,000,000, respectively. The balance sheets of Diemakers and Ganton are subject to review, which may result in adjustments to the purchase prices in fiscal year 2000.

We accounted for these transactions using purchase accounting and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the estimated fair values at the date of acquisitions. The excess of the purchase price, including acquisition costs of $5.5 million, over the estimated fair values of net assets acquired was $125,635,000, which has been recorded as goodwill and is being amortized on a straight-line basis over 40 years. The results of operations of Ganton and Diemakers from the date of acquisition to December 31, 1999 are included in Intermet's consolidated results of operations.

Intermet accrued approximately $3.7 million for severance and office closing costs. Sales, engineering and certain other administrative and operating functions of Ganton and Diemakers are being combined with Intermet's existing functions. As a result of this combination of activities, we will eliminate duplicate activities during fiscal year 2000.

Ganton is a Wisconsin-based supplier of die-cast aluminum components to the automotive industry. Ganton operates three manufacturing facilities, two located in Wisconsin and one in Tennessee. Ganton also has an engineering center in Wisconsin. Diemakers, with headquarters in Missouri, is a leading manufacturer of magnesium die-cast automotive components. Diemakers has three production facilities and a product development center, all in Missouri.

                              Intermet Corporation

3.  Acquisitions and Dispositions (continued)

On December 31, 1998, Intermet acquired certain operating assets and the aluminum die-casting business of Quadion Corporation for $56,951,000 and certain operating supplies inventories for $1,353,000, both in cash. These assets form the base of our wholly owned subsidiary, Tool Products, Inc. This transaction was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets purchased and the liabilities assumed based upon the estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of tangible net assets acquired was approximately $39,105,000 and was recorded as goodwill, which is being amortized on a straight-line basis over 40 years. The consolidated financial statements include the balance sheet of Tool Products as of December 31, 1998.

Also on December 31, 1998 we acquired 100% of the outstanding shares of Vorpommersche Eisenwerke GmbH Ueckermunde ("VEGU") for DM 6,000,000 in cash. We accounted for this transaction using purchase accounting and, accordingly, the purchase price was allocated to the assets purchased and the liabilities assumed based upon the estimated fair values at the date of acquisition. The fair values of net assets acquired exceeded the purchase price and resulted in negative goodwill of approximately DM 3,300,000, which is being amortized on a straight-line basis over five years. The consolidated financial statements include the balance sheet of VEGU as of December 31, 1998. VEGU is a ferrous foundry company located in eastern Germany.

In June 1998 we sold substantially all the operating assets of our subsidiary, Industrial Powder Coatings, for $22,860,000 in cash and recognized a net gain of approximately $115,000.

The following represents our unaudited pro forma consolidated results of operations (in thousands of dollars, except per share data) for 1999 and 1998, assuming the above acquisitions and disposition occurred on January 1 of each year presented.


                                                      1999               1998
                                                 -------------      ------------
     Net sales                                      $1,182,044        $1,102,286
     Net income                                        $36,339           $40,693
     Income per common share - Basic                     $1.43             $1.59
     Income per common share - Diluted                   $1.42             $1.57


These unaudited pro forma results are presented for comparative purposes only. They are not necessarily indicative of what would have occurred had the acquisitions and disposition actually been made on the dates indicated or of future results of operations.

                              Intermet Corporation

3.  Acquisitions and Dispositions (continued)

During the second quarter of 1998, we entered into an agreement with Portuguese Grupo Jorge de Mello, creating a joint venture company called PortCast-Fundicao Nodular, S.A. PortCast is located in Porto, Portugal and increased our ferrous capacity in Europe. As of December 31, 1999, we spent $6,500,000 of capital for our investment in a 50% equity interest in PortCast, as agreed upon with Portuguese Grupo Jorge de Mello. Our investment in PortCast is accounted for on the equity method. The previous owners of PortCast have contributed property, plant and equipment (after these fixed assets were cleared of liens in the fourth quarter of 1999) for their 50% share in PortCast. We have managerial control. Our equity in net loss of PortCast for 1999 is approximately $719,000 and is included in other income and expense in the accompanying statements of operations.

In the first half of 1998, we wrote-off certain assets related to IWESA, an 82.4% owned subsidiary. In May 1998, IWESA entered bankruptcy proceedings whereby the receiver assumed all remaining assets and obligations, without cash effect, in accordance with German bankruptcy laws.

4.  Impairment of Assets and Shutdown

On December 7, 1999, Intermet announced plans to permanently close its Ironton Iron, Inc. foundry. Ironton is included in the ferrous-metals segment of the Reporting for Business Segments footnote. Ironton has had enduring operational difficulties and, as a result, has incurred significant operating losses since Intermet purchased it in 1988. Because of Ironton's continuing operational difficulties, customers representing a significant portion of its sales volumes had informed Intermet and Ironton in late 1999 that they had decided to place their business with alternate sources. The foundry is one of our oldest facilities and the cost to modernize would further impact already negative operating results. Ironton had revenues of $57 million, $55 million and $51 million and net losses of approximately $35 million, $10 million and $7 million for the years ended December 31, 1999, 1998 and 1997, respectively. The net loss of $35 million for 1999 includes the charges for asset impairment and shutdown. We anticipate that the foundry will cease operations by the end of the first quarter of 2000.

                              Intermet Corporation

4.   Impairment of Assets and Shutdown (continued)

The decision to close this foundry was the principal reason for recording a $10,811,000 charge for impairment of assets and a $7,789,000 charge for shutdown costs in the fourth quarter of 1999. All but $101,000 of the charges are included in operating expenses; the remainder is included in cost of goods sold. The charge included a write-down of $10,811,000 to fair value for capital assets (as determined by an outside consultant) and inventories; building demolition and remediation costs of $6,637,000; and provisions totaling $1,152,000 for severance pay and employee benefits related to the termination of approximately 100 salaried employees. Ironton's land, machinery and equipment used in the production of ferrous castings and related replacement parts are segregated on our consolidated balance sheet as assets held for sale. Intermet did not provided for severance pay and employee benefits for approximately 500 union employees because the amount was not then determinable. We anticipate that any such charges will be recorded in the first quarter of 2000. The accrual for shutdown costs of $7,789,000 is included in current liabilities at December 31, 1999.

Intermet intends that subsequent to the closing of the foundry, the assets will be sold. We also expect at the earliest practical date after sale of assets, but most likely during the fourth quarter of 2000, demolition of the building will begin. We anticipate that demolition would be complete in 2001.

As part of the 1988 purchase of Ironton, the previous common stockholders of Ironton received an equivalent number of shares of Ironton's 5% cumulative preferred stock with an aggregated stated value of $2,337,000. The obligation of Ironton to redeem the preferred stock was dependent on Ironton generating positive cumulative net income. Because Ironton has incurred significant cumulative net losses since 1988, no portion of the preferred stock has been redeemed. No dividends have been paid on the preferred stock.

5.   Notes Payable

Columbus Neunkirchen Foundry GmbH, a wholly owned subsidiary of Intermet, has various revolving note agreements which are payable upon the earlier of demand or December 31, 2000, unless extended. These notes provide for borrowings up to DM 14,000,000 (approximately $7,192,000) at December 31, 1999. There were no outstanding borrowings under these agreements as of December 31, 1999 and 1998.

Until November 1999, we maintained various other uncommitted bank lines of credit, which were payable on demand. As a result of the new revolving credit agreement dated November 5, 1999 (see Note 6), we extinguished these uncommitted bank lines of credit. At December 31, 1998, our borrowings under the lines of credit totaled $1,000,000.

                              Intermet Corporation

6.  Long-Term Debt

Long-term debt consisted of the following at December 31, (in thousands of dollars):


                                                                 1999                 1998
                                                            --------------       --------------
     Intermet:
       Revolving credit facility                                  $193,500             $130,000
       Term loan                                                   200,000                    -
       Prudential note                                              15,000               20,000
     Domestic subsidiaries:
       Bonds                                                        42,400                8,075
       Capitalized leases                                            3,262                3,781
       Other                                                             -                    3
     Foreign subsidiaries:
       Foreign bank term notes                                         878                1,242
                                                            --------------        --------------
     Total                                                         455,040              163,101
     Less:  long-term debt due within one year                       6,406                6,411
                                                            --------------        --------------
     Long-term debt due after one year                            $448,634             $156,690
                                                            ==============        =============


On November 5, 1999, Intermet signed a five-year $300 million unsecured revolving credit agreement with a bank group. This agreement replaced the $200 million unsecured revolving credit facility, which was to expire January 1, 2000. At the same time, we executed a $100 million 364-day unsecured revolving credit agreement. Standby letters of credit reduce the borrowing limits of these two agreements. At December 31, 1999, such standby letters of credit totaled $44,324,716. Interest on outstanding borrowings on the revolving credit agreement, for the first six months after the acquisitions, is LIBOR plus 2%. After the first six-month period, interest rates are based on grid pricing. Unused commitment fees for the revolving credit agreements are 0.375% and 0.35%, per annum, for the first six months after the acquisitions. After the first six-month period, unused commitment fees for the revolving credit agreement revert to a range of 0.15% to 0.375% per annum, based on leverage. These revolving credit agreements require us to maintain specified financial ratios and imposes limitations on certain activities.

In order to facilitate the financing of Ganton and Diemakers, we borrowed an additional $200 million in the form of an eighteen-month unsecured term loan. This loan, dated December 20, 1999, is with a consortium of banks. Interest on outstanding borrowings for the first six months is LIBOR plus 2%. After the first six-month period, interest rates are based on grid pricing. The term loan requires us to maintain financial ratios and imposes limitations on specified activities.

The Prudential note is unsecured and bears interest at a rate of 8.05% per annum, payable quarterly. Annual principal payments of $5,000,000 are required. The note agreement requires us to maintain certain financial ratios and imposes limitations on certain activities. The final principal payment on this note is due December 11, 2002.

On December 23, 1999, Columbus Foundry, L.P., a wholly owned subsidiary of Intermet, issued $35,000,000 of variable rate limited obligation revenue bonds. Under the terms of the indenture, Columbus Foundry is required to make interest-only payments at a variable rate. The interest rate for the period outstanding in 1999 was 6.75%. The entire principal is due December 1, 2019.

                              Intermet Corporation

6.  Long-Term Debt (continued)

Under the terms of a bond indenture entered into by Lynchburg Foundry Company, a wholly owned subsidiary of Intermet, Lynchburg Foundry Company is required to redeem various amounts of industrial development revenue bonds on an annual basis through June 2006. These amounts range from $175,000 to $350,000 per year, with a final payment at maturity of $1,650,000. The balance outstanding as of December 31, 1999 was $3,400,000. The bonds are subject to optional redemption prior to maturity.

As part of our acquisition of Tool Products, we assumed $4,500,000 of industrial development revenue bond debt. We are required to make annual principal payments of $500,000, with a final maturity date of January 1, 2007. The balance as of December 31, 1999 was $4,000,000.

We also have capital leases of approximately $3,262,000 at December 31, 1999, which relate to assets with net book values of approximately $3,401,000. Interest rates for these leases range from 7.50% to 8.58%.

The foreign bank term notes bear an interest rate of 5.0% per annum. These borrowings are secured by property, plant and equipment with net book values aggregating to approximately $18,393,000 at December 31, 1999.

Maturities of long-term debt and capital leases at December 31, 1999 are as follows (in thousands of dollars):



     2000                         $  6,406
     2001                          206,402
     2002                            6,617
     2003                            1,561
     2004                          194,912
     Thereafter                     39,142
                              ------------
     Totals                       $455,040
                              ============

Interest paid totaled approximately $12,953,000, $10,398,000 and $11,500,000 in 1999, 1998 and 1997, respectively.

At December 31, 1999, approximately $25,000,000 plus 50% of fourth quarter net income was available for the payment of dividends.


Interest rate swaps are contractual agreements between parties to exchange fixed and floating interest rate payments periodically, over the life of the agreements, without the exchange of underlying principal amounts. At December 31, 1999, we have two interest rate swap transaction arrangements in effect for which we pay a fixed interest rate of 6.75% and 6.755% per annum with respect to notional amounts, and off balance sheet risk, of $40,000,000 and $30,000,000, respectively. These swaps are used to partially hedge an underlying debt obligation and are not marked to market. We do not expect to terminate the swaps prior to maturity. Had the swaps been terminated at December 31, 1999, we would have been obligated to the counter-parties for approximately $230,000.
The swap transactions terminate in May 2000.

                              Intermet Corporation

7.  Shareholders' Equity

We have a Key Employee Stock Option Plan ("Employee Plan") and a Directors' Stock Option Plan ("Directors' Plan"). The Employee Plan, which permits the grant of options and restricted shares for up to 1,500,000 shares of common stock, was approved by the shareholders of Intermet on April 27, 1995. The Directors' Plan was approved by the shareholders of Intermet on April 10, 1997 and permits the grant of options to purchase up to 150,000 shares of common stock. Options granted under the Employee Plan vest over a four-year period. Options under the Directors' Plan were exercisable at the grant date. Certain options also remain outstanding from prior stock option plans. At December 31, 1999 options for 784,500 shares were exercisable, while 100,500 Employee Plan shares and 114,000 Directors' Plan shares were available for future grant.

We apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the stock option plans. Accordingly, we have not recognized compensation expense for our stock option plans. Had compensation expense for these plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, our pro forma net income, basic earnings per share and diluted earnings per share would have been $35,733,000, $40,290,000 and $39,413,000; $1.40, $1.57 and $1.56; and
$1.40, $1.55 and $1.53 in 1999, 1998 and 1997, respectively.

The fair values of our stock options, as disclosed above, were estimated as of the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1999, 1998 and 1997: risk-free interest rates ranging from 5.25% to 6.4%; a dividend yield of 1.0%; volatility factor of the expected market price of our common stock ranging from .32 to .451; and a weighted average expected life of the options of 6 years. For purposes of the pro forma disclosures required under SFAS No. 123, the estimated fair value of the options is amortized over the options' vesting period.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

                              Intermet Corporation

7.   Shareholders' Equity (continued)

A summary of our stock option activity for the three years ended December 31, 1999 is as follows:

                                                                           Weighted
                                                      Number of             Average               Exercise
                                                       Options          Exercise Price           Price Range
                                                   ----------------     -----------------     -------------------
     Outstanding at January 1, 1997                     1,390,000               $ 9.87
        Granted                                           219,500                16.27           $15.375-$17.00
        Exercised                                         (88,500)                7.22               5.69-12.75
        Forfeited                                         (41,500)               10.12               9.00-12.75
                                                   ================
     Outstanding at December 31, 1997                   1,479,500                $9.87
                                                   ================

     Exercisable at December 31, 1997                     856,375                $9.36

     Weighted average fair value of
     options granted during 1997                                                 $6.48

     Outstanding at January 1, 1998                     1,479,500               $ 9.87
        Granted                                           305,750                18.11            $18.06-$19.38
        Exercised                                        (576,450)                8.79               5.69-12.75
        Forfeited                                         (24,750)               13.74               9.00-17.00
                                                   ================
     Outstanding at December 31, 1998                   1,184,050               $13.64
                                                   ================

     Exercisable at December 31, 1998                     557,050               $11.14

     Weighted average fair value of
     options granted during 1998                                                 $7.91

     Outstanding at January 1, 1999                     1,184,050               $13.64
        Granted                                           323,000                14.28            $12.75-$14.31
        Exercised                                         (14,000)                8.05               5.69-10.75
        Forfeited                                         (43,500)               15.94            12.75 - 18.06
                                                   ================
     Outstanding at December 31, 1999                   1,449,550               $13.76
                                                   ================

     Exercisable at December 31, 1999                     784,500               $12.14

     Weighted average fair value of
     options granted during 1999                                                $14.31

Exercise prices for options outstanding as of December 31, 1999 ranged principally from $9.00 to $10.65 and $12.75 to $18.10, with weighted-average remaining contractual lives of those options ranging from 2.7 to 5.2 years and
6.6 to 8.5 years.

                              Intermet Corporation

We have an Employee Stock Ownership Plan and Trust ("ESOP") for some of our United States employees who are not covered by collective bargaining agreements. The ESOP requires that we make contributions equal to 3% of the annual compensation of the ESOP participants. We may, at our discretion, make additional contributions within specified limits. Contributions to the ESOP of $984,000, $872,000 and $827,000 were expensed in 1999, 1998 and 1997, respectively.

On October 6, 1995 our board of directors declared a dividend of one right for each share of Intermet common stock held of record at the close of business on October 17, 1995, pursuant to a Shareholder Protection Rights Agreement dated October 6, 1995. The rights are generally not exercisable until 10 days after an announcement by Intermet that a person, as defined (excluding, with certain limitations, certain holders of 10% or more of our common stock who do not acquire additional shares, any of our ESOPs or benefit plans, and Intermet or any of its wholly-owned subsidiaries), has acquired 10% of our common stock or announces a tender offer which could result in the ownership of 10% or more of our common stock. Each right, should it become exercisable, will entitle the owner to buy 1/100th of a share of Participating Preferred Stock, a new series of our preferred stock, at an exercise price of $40. On October 16, 1997, we amended the rights agreement to provide that certain institutional investors who own in excess of 10%, but less than 15% of our common stock, are not "Acquiring Persons", as defined by the rights agreement.

In the event the rights become exercisable as a result of the acquisition of shares, each right will entitle the owner, other than the acquiring person, to buy at the rights' then current exercise price a number of shares of common stock with a market value equal to twice the exercise price. In addition, unless the acquiring person owns more than 50% of the outstanding shares of common stock, the board of directors may elect to exchange all outstanding rights (other than those owned by such acquiring person or affiliates thereof) at an exchange ratio of one share of common stock per right. Unless we merge with another company under certain conditions or redeem or exchange the rights before October 6, 2005, the rights will expire on such date.

8.   Commitments and Contingencies

Future minimum rental payments required under building and equipment operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 1999 are as follows (in thousands of dollars):

     2000                               $5,527
     2001                                3,956
     2002                                2,868
     2003                                1,726
     2004                                1,087
     Thereafter                            920
                                       -------
     Total                             $16,084
                                       =======

                              Intermet Corporation

8.   Commitments and Contingencies (continued)

Total rental expense under operating leases aggregated $5,242,000, $5,255,000 and $5,445,000 in 1999, 1998 and 1997, respectively.

At December 31, 1999 we had commitments to purchase capital equipment of approximately $3,500,000 in the aggregate.

Some of our subsidiaries have been named as potentially responsible parties liable for cleanup of known environmental conditions. For known environmental situations, Intermet, with the assistance of environmental engineers and consultants, has recorded reserves to cover estimated future environmental expenditures. Environmental reserves at December 31, 1999 and 1998 approximated $10,198,000 and $4,633,000 respectively. The environmental reserve at December 31, 1999 includes $3,705,000 related to the shutdown of Ironton Iron. Also included is an environmental reserve of $3,257,000 acquired as part of the purchase of Ganton, which is fully covered by specifically identified liquid assets. We also have corrective action plans and/or preventive environmental projects to ensure the safe and lawful operation of our facilities. There could exist, however, more extensive or unknown environmental situations at existing or previously owned businesses for which the future cost is not known or exceeds amounts accrued at December 31, 1999.

In addition to these recurring and anticipated expenditures, the 1990 amendments to the Federal Clean Air Act, and regulations promulgated thereunder are expected to have a major impact on the compliance cost of many U.S. companies, including foundries of the type owned by Intermet. Until Federal and state governments adopt final regulations implementing those amendments and until certain control measures under existing regulations are determined, it is not possible to estimate such costs.

We are also engaged in various legal proceedings and other matters incidental to our normal business activities. We do not believe any of these above-mentioned proceedings or matters will have a material adverse effect on our consolidated financial position or results of operations or cash flows.

                              Intermet Corporation

9.   Retirement Plans and Benefits

We maintain several noncontributory defined benefit pension plans for certain of our U.S. employees covered by collective bargaining agreements. The benefits are based on years of service. Our policy is to fund amounts as required under applicable laws and regulations. In addition to providing pension benefits, we provide health care and life insurance benefits to certain retired U.S. employees and their dependents. Certain salaried employees can become eligible for retiree health care benefits at age 55 depending on years of service. Certain hourly employees currently can become eligible for retiree health care benefits at age 60 depending on years of service. Retirees receive substantially the same health care benefits as active employees. The medical plans generally pay most medical expenses less deductible and co-pay amounts. Salaried and hourly employees also contribute to the cost of dependent coverage. Certain salaried employee coverage converts to a Medicare supplement at age 65, while most hourly employee coverage ceases at age 65.

                                                                             Years ended December 31,
                                                                   Pension Benefits                     Other Benefits
                                                                   ----------------                     --------------
                                                                1999              1998              1999             1998
                                                                ----              ----              ----             ----
                                                                                (in thousands of dollars)
Change in benefit obligation
Benefit obligation at beginning of year                        $61,927           $55,246          $37,951          $35,191
Service cost                                                     1,434             1,204              749              707
Interest cost                                                    4,335             4,044            2,535            2,490
Amendments                                                           -               772                -             (358)
Actuarial (gains)/losses                                        (3,270)            3,865           (3,449)           3,133
Acquisition                                                      4,763                 -              789              183
Benefits paid                                                   (3,239)           (3,204)          (3,357)          (3,395)
                                                               -----------------------------------------------------------
Benefit obligation at end of year                              $65,950           $61,927          $35,218          $37,951

Change in plan assets
Fair value of plan assets at beginning of year                 $61,019           $58,962
Actual return on plan assets                                    10,176             3,315
Company contributions                                            1,030             1,945
Acquisition                                                      3,738                 -
Benefits paid                                                   (3,239)           (3,203)
                                                               -------------------------
Fair value of plan assets at end of year                       $72,724           $61,019

Funded status of the plan (under-funded)                       $ 6,774             ($908)        ($35,218)        ($37,951)
Unrecognized net actuarial loss/(gain)                          (6,281)            1,504          (13,507)         (11,038)
Unrecognized transition obligation                                 120               171                -                -
Unrecognized prior service cost                                  2,074             2,348              (77)             (90)
Minimum liability                                                 (513)                -                -                -
                                                               -----------------------------------------------------------
Prepaid (accrued) benefit cost                                 $ 2,174            $3,115         ($48,802)        ($49,079)
                                                               ===========================================================

                              Intermet Corporation

9.   Retirement Plans and Benefits (continued)

The discount rate used in determining the actuarial present value of the projected benefit obligations was 8.0% in 1999 and 7.125% in 1998. The expected long-term rate of return on assets used in determining net pension expense was 9.5% in 1999 and 9.0% to 9.5% in 1998. Plan assets consist of publicly traded stocks and bonds, cash equivalents and insurance contracts.

The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 6.0% to 7.5% in 1999, declining by 0.5% per year to an ultimate rate of 5.0% for the applicable employee age groups. Certain subsidiaries providing a dental benefit assumed a 5.25% cost trend rate for dental in 1999, declining to 5.0% in 2000.

                                                                          Years ended December 31,
                                                              Pension Benefits                   Other Benefits
                                                              ----------------                   --------------
    Components of net periodic cost:                   1999         1998       1997        1999       1998       1997
                                                      -------     -------    -------      ------     ------     -------
                                                                        (in thousands of dollars)
       Service cost                                   $1,434      $1,204     $1,232        $749        $707       $949
       Interest cost                                   4,335       4,044      3,855       2,535       2,490      2,924
       Expected return on plan assets                 (5,665)     (5,062)   (10,198)          -           -          -
       Amortization of prior service cost and
       net transition obligation                         344         283      6,264         (13)       (508)        11
       Recognized net actuarial gain                       -           -          -        (980)       (813)      (783)
                                                      ----------------------------------------------------------------
    Benefit cost                                        $448        $469     $1,153      $2,291      $1,876     $3,101
                                                      ================================================================

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:


                                                               One Percentage             One Percentage
                                                               Point Increase             Point Decrease
                                                             ----------------------     -------------------
                                                                       (in thousands of dollars)
    Effect on total service and interest cost
    components in 1999                                                $255                      ($208)
    Effect on postretirement benefit obligation as of
    December 31, 1999                                               $2,231                    ($1,862)

                              Intermet Corporation

9.   Retirement Plans and Benefits (continued)

Amounts recognized for pension benefits in the consolidated balance sheets consist of:

                                                                             December 31,
                                                                       1999               1998
                                                                   ----------------    --------------
                                                                        (in thousands of dollars)

    Prepaid benefit cost                                                 $3,895            $3,115

    Accrued benefit liability                                            (2,234)           (3,910)
    Intangible asset                                                        513             2,519
    Accumulated other comprehensive income (pretax)                           -             1,391
                                                                   ----------------    --------------
    Net amount recognized                                                $2,174            $3,115
                                                                   ================    ==============

Because we aggregate the disclosures for our pension plans with plans with accumulated benefit obligations in excess of plan assets (underfunded plans), the following additional disclosures are applicable to our pension plans with accumulated benefit obligations in excess of plan assets, in thousands of dollars, as of December 31, 1999:

    Projected benefit obligation                  $8,291
    Accumulated benefit obligation                 7,598
    Fair value of plan assets                      7,019

We maintain several defined contribution plans for certain hourly employees. Contributions to these plans, which are principally based on hours worked by each employee, totaled $1,308,000, $1,034,000 and $1,173,000 in 1999, 1998 and
1997, respectively. Some of the plans allow participants to make pretax contributions as a percentage of their compensation.

We also maintain defined contribution plans for domestic salaried employees. In certain plans we contribute a specified percentage of the annual compensation of participants. Participants are also allowed to make pretax contributions to the plans, as a percentage of their compensation. We match participant contributions up to a specified limit. Certain plans provide for a discretionary profit-sharing contribution. We accrued contributions to the plans of $1,838,000, $1,602,000 and $1,297,000 in 1999, 1998 and 1997, respectively.

                              Intermet Corporation

10.  Income Taxes

The provision for income taxes consists of the following (in thousands of dollars):

                                          Years ended December 31,
                                   1999               1998             1997
                              --------------     --------------    --------------
     Current:
        Federal                   $14,890             $22,317           $13,489
        State                       3,716               3,555             2,811
        Foreign                      (139)                733             7,653
                              --------------     --------------    --------------
                                   18,467              26,605            23,953
     Deferred:
        Federal                    (7,406)             (5,651)           (1,769)
        State                        (922)               (467)              (71)
        Foreign                     1,937               3,712              (737)
                              --------------     --------------    --------------
                                   (6,391)             (2,406)           (2,577)
                              --------------     --------------    --------------
     Totals                       $12,076             $24,199           $21,376
                              ==============     ==============    ==============

We paid income taxes of approximately $14,949,000, $15,245,000 and $2,931,000 in 1999, 1998 and 1997, respectively.

The provision for income taxes differs from the amount computed using the statutory U.S. federal income tax rate for the following reasons (in thousands of dollars):

                                                                  Years ended December 31,
                                                           1999               1998             1997
                                                       -------------     --------------    -------------
     Provision for income taxes at U.S. statutory
       rate                                               $16,959            $22,816           $21,486
     (Income) loss with no tax effect                        (118)              (267)            1,160
     Difference between U.S. and foreign tax rates
                                                               82                 84             1,561
     Utilization of NOL and credit carryforwards
                                                             (190)                 -            (4,862)
     State income taxes, net of federal income
       tax benefits                                         2,810              2,030             1,781
     Reduction in valuation allowance                      (9,018)                 -            (1,246)
     Other                                                  1,551               (464)            1,496
                                                       -------------     --------------    -------------
     Totals                                               $12,076            $24,199           $21,376
                                                       =============     ==============    =============

                              Intermet Corporation

The tax effects of temporary differences and carryforwards that give rise to deferred income tax assets (liabilities) at December 31, 1999 and 1998 are as follows (in thousands of dollars):

                                                                           1999                1998
                                                                       ---------------     --------------
     Compensation and benefit items, primarily related to SFAS
       No. 106                                                             $22,274             $22,896
     Operating loss, capital loss, foreign tax credit and AMT
       credit carryforwards                                                  8,192              23,092
     Ironton asset impairment and shutdown costs                             9,164                   -
     Deductible goodwill                                                     2,178                   -
     Other temporary differences                                            17,124               7,929
                                                                       ---------------     --------------
     Gross deferred tax assets                                              58,932              53,917

     Depreciation and related items                                        (23,200)            (19,935)
     Other temporary differences                                           (14,533)            (13,590)
                                                                       ---------------     --------------
     Gross deferred tax liabilities                                        (37,733)            (33,525)

                                                                       ---------------     --------------
     Net deferred tax asset                                                 21,199              20,392
     Valuation allowance                                                    (3,728)            (16,240)
                                                                       ---------------     --------------
     Net deferred income taxes                                             $17,471              $4,152
                                                                       ===============     ==============

Net deferred income taxes at December 31, 1999 increased $13,319,000 from December 31, 1998, $6,928,000 of which relates to the acquisition of Ganton and Diemakers. During 1999, we reversed a valuation allowance of $4,518,000, due to a change in German tax law in 1999, which allowed us to utilize 100% of the NOL for VEGU. In addition, we reduced the valuation allowance approximately $4,500,000 as a result of a recapitalization of our international operations. This recapitalization will allow us to utilize foreign tax credits that would have otherwise expired. Also, we reduced the deferred tax assets and the related valuation allowance by approximately $3,494,000 for expired capital loss carryforwards. Tax loss carryforwards with a value of approximately $3,728,000 expire in various amounts between 2000 and 2010. There are certain limitations on the use of most of the tax loss carryforwards noted above. We provided a valuation allowance for the full amount of the tax loss carryforwards at December 31, 1999.


These income tax amounts are included in the consolidated balance sheets as follows (in thousands of dollars):

                                                     December 31,
                                                 1999              1998
                                             --------------     ------------
     Current assets                             $10,047           $2,829
     Other noncurrent assets                      7,424            4,449
     Other noncurrent liabilities                     -           (3,126)
                                             --------------     ------------
     Totals                                     $17,471           $4,152
                                             ==============     ============

                              Intermet Corporation

11.  Geographic Area and Major Customer Information

All sales are to unaffiliated customers. Revenue and income amounts for each of the three years ended December 31, 1999, and identifiable assets at the end of each year, were as follows from North America, principally United States, and other international, principally Germany, source operations:

                                                          As of and for the years ended December 31,
                                                           1999              1998             1997
                                                          --------          --------         --------
                                                                (in thousands of dollars)
     Net sales:
     North America                                        $846,876          $733,889         $723,644
     Other international                                   109,956           107,709           90,085

     Operating profit:
     North America                                          41,708            61,413           59,466
     Other international                                    20,453            14,236           15,732

     Income before income taxes:
     North America                                          29,263            53,239           50,972
     Other international                                    19,190            11,949           10,417

     Assets:
     North America                                         888,720           517,515          453,992
     Other international                                    68,572            66,500           85,454

Net sales to customers exceeding 10% of consolidated net sales in 1999, 1998 or 1997, and other major customers, were as follows (as a percentage of consolidated net sales):

                                       1999          1998          1997
                                     ---------     ---------    ----------
     Customer:
     DaimlerChrysler                      17%           20%           18%
     Ford                                 16%           18%           18%
     Delphi                                7%            4%           - %
     TRW                                   5%            6%            6%
     General Motors                        2%            2%            8%

For 1999, Ford sales include sales to Ford Motor Company (8%) and Visteon Automotive Systems (8%). For 1998, Ford sales include sales to Ford Motor Company (10%) and Visteon Automotive Systems (8%). These sales are generated by the ferrous-metals and the light-metals segments.

                              Intermet Corporation

12.  Earnings per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflects the assumed exercise of stock options and unearned restricted stock.

                                                                 Years ended December 31,
                                                          1999            1998             1997
                                                       -------------    -----------    ------------
                                                          (in thousands, except per share data)
     Numerator:
       Net income                                           $36,377         $40,989         $40,013

     Denominator:
       Denominator for basic earnings per
          share - weighted average shares                    25,480          25,610          25,211

       Effect of dilutive securities:
          Employee stock options and unearned
          restricted stock                                       91             337             572
                                                       ------------     -----------    ------------
       Denominator for diluted earnings per share
          - adjusted weighted average shares and
          assumed conversions                                25,571          25,947          25,783
                                                       ============     ===========    ============

     Basic earnings per share                                 $1.43           $1.60           $1.59
                                                       ============     ===========    ============

     Diluted earnings per share                               $1.42           $1.58           $1.55
                                                       ============     ===========    ============

                              Intermet Corporation

13.  Quarterly Data and Share Information (Unaudited)

                                                               First            Second           Third          Fourth
                                                              Quarter         Quarter (1)       Quarter        Quarter (2)
                                                            -------------    ------------     ------------   -------------
                                                                    (in thousands of dollars, except per share data)
     1999
     Net sales                                                 $245,227          $245,698         $225,350       $240,557
     Gross profit                                                34,137            33,146           23,989         31,015
     Net income                                                  12,133            16,626            7,442            176
     Net income per common share - Basic                           0.47              0.65             0.29           0.01
     Net income per common share - Diluted                         0.47              0.65             0.29           0.01
     Share prices (Nasdaq):
        High                                                     14.813            15.750           15.750         11.813
        Low                                                      10.063            13.250            8.219          8.813

     1998
     Net sales                                                 $224,033          $219,857         $188,808       $208,900
     Gross profit                                                29,975            31,500           22,494         26,772
     Net income                                                  11,271            12,337            9,314          8,067
     Net income per common share - Basic                           0.44              0.48             0.36           0.31
     Net income per common share - Diluted                         0.43              0.47             0.36           0.31
     Share prices (Nasdaq):
        High                                                     22.500            23.750           20.188         17.125
        Low                                                      16.000            16.875           12.625          8.500

1. During the second quarter of 1999, we were able to use a one-time tax benefit of $4.5 million related to a change of tax law in Germany. Without this benefit, results for the second quarter of 1999 would have been as follows:

         Net income (in thousands)                      $12,108
         Net income per common share - Basic              $0.48
         Net income per common share - Diluted            $0.47

2. During the fourth quarter of 1999, we recapitalized our international operations, which resulted in a one-time tax benefit of $4.0 million. Also, for the fourth quarter of 1999, we recorded asset impairment and shutdown costs for the closure of Ironton totaling $18.6 million before taxes. Without these items, results for the fourth quarter of 1999 would have been as follows:

         Net income (in thousands)                       $8,286
         Net income per common share - Basic              $0.33
         Net income per common share - Diluted            $0.33

Third and fourth quarter sales are usually lower than the first- and second-quarter sales due to plant closings by automotive manufacturers for vacations and model changeovers. The above share price information represents inter-dealer transactions in The Nasdaq National Market without retail markup, markdown or commission.