Form 10-K, Exhibit 13
period 2000-12-31
INTERMET CORP
filed 2001-03-23
CIK 745287

                                                                      EXHIBIT 13


Management's Discussion and Analysis of Financial Condition and Results of Operations

THE CHAIRMAN'S LETTER, THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND THE QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. WHEN USED IN THESE SECTIONS, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE" AND "EXPECT" AND SIMILAR EXPRESSIONS ARE GENERALLY INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED THAT ANY FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF INTERMET OR ITS MANAGEMENT, ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS INCLUDING, BUT NOT LIMITED TO:

- General economic conditions, including any economic downturn in the markets in which we operate

- Fluctuations in worldwide or regional automobile and light and heavy truck production

- Changes in practices or policies of our significant customers toward outsourcing their requirements for automotive components

- Changes in the sourcing and pricing practices of our major customers, including demands for price concessions as a condition to retaining current business or obtaining new business

-       Fluctuations in foreign currency exchange rates

-       Fluctuations in interest rates that may affect our borrowing costs

- Fluctuations in the cost of raw materials, including the cost of energy, and our ability, if any, to pass those costs on to our customers

- Work stoppages or other labor disputes that could disrupt production at our facilities or those of our major customers

- Factors or presently unknown circumstances that may affect the charges related to the impairment of assets

- Our ability to fully utilize the capacity available from the rebuilding of our New River and Neunkirchen facilities within the timeframes we are projecting

- Other risks as detailed from time to time in our filings with the Securities and Exchange Commission


WE DO NOT INTEND TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

Results of Operations 2000 compared to 1999

For the year ended December 31, 2000, INTERMET had sales of $1,039 million compared to 1999 sales of $957 million, an increase of $82 million or 8.6%. Net income for the year was $41 million compared to $36 million during 1999, an increase of 12.5%. During 2000, we had various one-time events impacting current operations and net income. On October 12, 2000, we sold our interest in Iowa Mold Tool Co. Inc., "IMT", resulting in a pre-tax gain of $22.3 million. During 2000, INTERMET completed the shutdown of Ironton Iron, Inc. and incurred pre-tax loss of $6.1 million during the first quarter. During the fourth quarter of 2000, INTERMET recorded a pre-tax workforce reduction charge of $1.7 million and loss in connection with the valuation of non-core assets of $7.5 million. These moves position us appropriately for the current challenges we face in the auto industry. Also in 2000, INTERMET had gains related to the replacement of assets as a result of the explosion at the New River foundry and the fire at the Neunkirchen foundry, both of which will be discussed further below. The pre-tax insurance gain, net of related costs, was $20.5 million.


One-time events in 2000 net of related taxes;

----------------------------------------------------------------------------------------------
                                                                             2000
----------------------------------------------------------------------------------------------
                                                               $ millions        Per diluted
                                                                                    share
----------------------------------------------------------------------------------------------
INCOME BEFORE ADJUSTMENTS                                           28.0             1.10
----------------------------------------------------------------------------------------------
NEW RIVER AND NEUNKIRCHEN
----------------------------------------------------------------------------------------------
INSURANCE GAIN *                                                    13.4             0.53
----------------------------------------------------------------------------------------------
IOWA MOLD TOOLING SALE **                                           11.4             0.45
----------------------------------------------------------------------------------------------
ASSET WRITE DOWN **                                                 (6.8)           (0.27)
----------------------------------------------------------------------------------------------
WORKFORCE REDUCTION **                                              (1.1)           (0.04)
----------------------------------------------------------------------------------------------
IRONTON SHUTDOWN **                                                 (4.0)           (0.16)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
REPORTED NET INCOME                                                $40.9            $1.61
----------------------------------------------------------------------------------------------

 * Principally included in "other non-operating income and expense" on a pre-tax basis.
** Included in "other operating expenses" on a pre-tax basis.

As noted in the table, before one-time events, INTERMET's net income was $28.0 million in 2000, down from $36.4 in 1999. This decrease in INTERMET's profitability can be traced to several issues the company faced during this last fiscal year. First, our decreased profitability is a result of the decrease in operations due to the explosion at our New River foundry and the fire at our Neunkirchen foundry. These accidents also caused production issues at other plants as they tried to absorb the lost capacity due to these two accidents. In addition, costs incurred launching two new complex products were far greater than expected. Further, the launch of a ductile iron casting as well as serious equipment start-up problems also lowered 2000 earnings. Lastly, exchange rates had an unfavorable impact on INTERMET's earnings of approximately $1.8 million when compared to the prior year.

The North American light vehicle builds for 2000 were 17.2 million. This is the seventh consecutive year of builds in excess of 15 million. Even with the weakening auto market, analysts are predicting builds in excess of 15 million units again in 2001. These analysts anticipate that light-trucks will make up slightly more than one half of this production. Industry analysts project another strong year for Europe as well. Actual results may differ materially, however in view of economic uncertainties.


Sales for the ferrous metals segment were $634.4 million in 2000 compared to $770.4 million in 1999. The explosion of our plant at New River and fire at our Neunkirchen facility had a negative impact on our current sales results. Also during 2000 we closed our Ironton facility. The decrease in sales is largely explained by these three one-time events. Sales year over year for the Ferrous segment from operations without regard to the one-time events were $511.7 million in 2000 and $502.4 million in 1999. This represents an increase of 1.8% over 1999. This increase is due to the strong automobile industry during most of 2000.

Sales in the light metals segment have continued to be strong with annual sales of $333.9 million. This is an increase of $231.6 million over 1999 levels. The increase is mainly due to the acquisition of Ganton Technologies Inc. ("Ganton") and Diversified Diemakers, Inc. ("Diemakers") in December of 1999, which have been successfully integrated into our core operations. Light metal sales year over year for operations in place during both years were $104.1 million in 2000 and $97.1 million in 1999. This represents an increase of 7.3%. Profitability of the light metals group has decreased during 2000. This is due almost entirely to the launch issues incurred at our lost foam operation.

Sales for our domestic operations were up 11.4% in 2000 over 1999. This is inclusive of the one-time events discussed above as well as acquisitions and disposals that have taken place over the last two years. For domestic operations in place for both periods, sales were up $2.7 million. This was due to the all-time record North American light vehicle builds in 2000.

Sales in our non-core businesses were down $13.6 million (16.2%) for the year. This decrease results mainly from the IMT sale.

European sales during 2000, in local currency, approximated 1999 sales levels. Sales would have been up significantly over 1999 had it not been for the fire at our Neunkirchen Foundry. However, 2000 was still a record setting year for INTERMET's European operations. This is due primarily to an increase in production and sales of light and heavy duty vehicles in Europe. The effect of changes in exchange rates on 2000 consolidated European sales was an unfavorable $13.8 million (12.6%) when compared using exchange rates for 1999.

INTERMET's gross profit for 2000 of $126 million was 12.1% of sales, down from the 1999 gross profit of 12.8%. Operating issues at two locations were primarily responsible for the negative affect on gross profit in 2000. Our lost foam operation had technical difficulties launching two new complex products, and our Columbus Foundry, a ductile-iron casting operation, had extraordinarily high costs related to the launch of a ductile-iron casting as well as serious equipment start-up problems.



Selling, general and administrative expenses were flat to the prior year and down slightly as a percent of sales at 3.7% from 1999 expenses at 3.9%. Goodwill amortization increased to $6.4 million from $4.2 million the prior year as a result of the additional goodwill generated from the acquisition of Ganton and Diemakers in late 1999. In 2000, "Other operating (income) expenses" were attributable to the gain on the sale of certain non-core assets, offset by the first quarter operating results from Ironton and the write down of other non-core assets. In 1999, "Other operating (income) expenses" were primarily comprised of asset impairment and shutdown costs related to the shutdown of Ironton.



Other income for 2000 is composed primarily of gains related to the replacement of assets at our New River and Neunkirchen foundries, net of the write-off for destroyed assets. Insurance proceeds covered the replacement costs of these assets.

Interest expense for the years ended December 31, 2000 and 1999 was $39.2 million and $15.2 million, respectively. This change was a result of an increase in borrowings to purchase Ganton and Diemakers at the end of 1999, coupled with slightly higher interest rates for the period.

Diluted earnings per share for 2000 were $1.61. Diluted earnings per share from operations, excluding the one-time events and assets impairment and shutdown costs discussed above, would have been $1.10 for 2000.

The income tax rate for 2000, excluding the impact of the sale of non-core assets, was 43.5%. Sale of our investment in General Products and IMT caused the effective tax rate for the year to increase from 43.5% to 46.9%. During 1999, the Company implemented foreign tax strategies that resulted in a decrease in the effective tax rate of approximately 18.6%. The effective tax rate for 1999 without the benefit of the foreign tax restructuring would have also been 43.5%. During 2000, we amortized $5.8 million in nondeductible goodwill, which also increased our effective tax rate. For information concerning the provision for income taxes as well as information regarding differences between effective tax rates and statutory rates, see Note 10 of the notes to our consolidated financial statements.

Results of Operations 1999 Compared to 1998

Sales in 1999 were $956.8 million compared to 1998 sales of $841.6 million, an increase of $115.2 million or 13.7%. Sales for operations in place both years were 8.3% higher in 1999 than in 1998. Ferrous metals segment sales for 1999, excluding acquisitions and dispositions in 1999 or 1998, were $69.1 million (10.0%) higher than for 1998. This is primarily a result of strong domestic light truck sales and European vehicle sales, which are two of the largest markets we supply. Light metals segment sales for 1999, excluding acquisitions and dispositions in 1999 or 1998, were $3.7 million (12.9%) lower than for 1998. The acquisition of Tool Products at the end of 1998 increased our light metals segment sales 256% for 1999 over 1998 levels. Other segment sales, for operations in place both years, were up 2.9% over 1998.

Sales for our domestic operations were up 15.4% in 1999 from the prior year. Excluding acquisitions or dispositions in both years, sales in 1999 for domestic operations increased 8.9% from 1998, primarily because North American light vehicle production was an all-time record. In 1999, North American light-vehicle production was 17 million units and exceeded 15 million units for the sixth consecutive year.

European sales during 1999, in local currency and excluding acquisitions or dispositions in 1999 and 1998, increased 5.7% from 1998. This set a new record for our European-based operations compared to previous years. This was due primarily to an increase in production and sales of light and heavy duty vehicles in Europe. The effect of changes in exchange rates on 1999 consolidated European sales was an unfavorable $4.9 million (4.2%) when compared using exchange rates for the same period in 1998.

Gross profit increased to $122.2 million in 1999 from $110.7 million in 1998. Gross profit from operations in place both years was $2.7 million lower in 1999 than in 1998. This decrease was due primarily to the higher costs associated with operating some facilities in excess of capacity and the difficulty of obtaining qualified labor in a full employment economy. Gross profit, as a percentage of sales, was 12.8% in 1999 versus 13.2% in 1998.

Operating expenses as a percentage of sales were 6.3% and 4.2% for 1999 and 1998, respectively. During December 1999, we announced the shutdown of our Ironton Iron, Inc. facility. Without the charges for the Ironton asset impairment and shutdown, and the charges related to a re-capitalization of our international operations, the operating expenses as a percentage of sales would have been 4.3% for 1999.

Interest expense for the years ended December 31, 1999 and 1998 was $15.2 million and $11.3 million, respectively. This change was a result of an increase in borrowings to purchase fixed assets and Ganton and Diemakers at the end of 1999, as well as slightly higher interest rates.

The net of other income and expenses was income of $1.2 million and $0.6 million in 1999 and 1998, respectively.

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


Liquidity and Capital Resources

During 2000, cash provided by operating activities was $69.4 million, relatively unchanged from $70.3 million in 1999. Non-cash charges from depreciation, amortization and impairment expense were $61.2 million. Accounts receivable decreased primarily because of decreased sales in the fourth quarter of 2000 and the sale of IMT. Accounts payable and current liabilities decreased mainly due to the decreased operating activities and the sale of IMT in the fourth quarter. Our investing activities for 2000 used cash of $4.8 million. This included $92.2 million paid for the purchase of fixed assets, of which $34.4 million was funded from insurance proceeds, which is discussed further below. INTERMET received another $64.2 million for the sale of a subsidiary, discussed further below, and the sale of an equity investment during 2000. Bank borrowings decreased $55.8 million, in the aggregate, from the end of 1999. In addition, we paid $4.1 million in dividends during 2000 ($0.04 per share per quarter).

Cash and cash equivalents increased to $19.7 million at December 31, 2000 from $3.4 million at December 31, 1999 due to timing of payments from significant customers. These payments were not received in time to pay down existing debt.

Outstanding funded debt moved from $455.0 million at December 31, 1999 to $399.2 at December 31, 2000. The decrease in debt is primarily from application of the proceeds of sale of IMT and cash provided from operations. Our debt-to-equity ratio decreased from 65% at December 31, 1999 to 59% at December 31, 2000.

Shareholders' equity increased $37 million to $279 million at December 31, 2000, which is almost entirely the current year net income offset by current year dividends paid.

INTERMET, like many large manufacturing companies, has recurring costs related to environmental clean-up, pollution prevention measures and disposition of waste (principally non-hazardous waste) generated as part of ongoing operations. In 2000 and 1999, such costs totaled approximately $10.0 and $15.1 million, respectively. Although we continue to take various steps to control environmental costs, they are expected to increase in the future. As noted above, a portion of our capital expenditures is regularly incurred to prevent or monitor pollution, principally for ventilation and dust control equipment. Sales volume levels and available engineering resources, among other factors, will influence the actual amount of capital expenditures.

INTERMET also has current and former operating entities which have been named as potentially responsible parties for cleanup of known environmental sites. For known environmental sites, INTERMET, with the assistance of environmental engineers and consultants, has accrued $7.5 million to cover estimated future environmental expenditures. This reserve includes $1.2 million related to the shutdown of Ironton. There could exist, however, more extensive or unknown environmental situations at existing or previously owned businesses for which the future cost is not known or accrued at December 31, 2000.

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

While the contingencies mentioned above are estimates of INTERMET's future obligations and their ultimate impact on the Company is unknown, we do not believe that these contingencies will have a material adverse effect on our consolidated financial position, results of operations or cash flows. However, we cannot be assured that our activities will not give rise to actions by private parties or governmental agencies that could cause us to incur liability from damages, fines, penalties, operational shutdowns, damages, cleanup costs or other similar expenses.

At December 31, 2000, we had commitments for the purchase of operating equipment of approximately $4.1 million, which we expect to fund through cash flow from operations. We had unsecured revolving credit agreements with bank groups that provide for loans up to $300 million in the aggregate, and an unsecured eighteen-month term loan for $200 million. We had $399.2 million of long-term debt outstanding at December 31, 2000. Of this amount, we are scheduled to pay $216.5 million during 2001. We intend to refinance the current portion of long term-debt which is due in June of 2001. We had committed and uncommitted bank credit facilities with unused borrowing capacity of $112.9 million at December 31, 2000.

Quantitative and Qualitative Disclosures about Market Risks

INTERMET has exposure to three types of market risk. The first is the risk of interest rates change and how it impacts our current operating results. Second, we have risk with regard to foreign currency and its impact on our international operating results. Last, we have risk related to commodity pricing which, based on current pricing trends, has been immaterial to INTERMET with the exception of energy costs. Energy costs have more than doubled for company during the last quarter. Though we have seen a softening of these costs, the overall trend does represent a risk to the operating results of the Company.

Since most of our debt is variable rate debt we have entered into certain interest rate swaps to minimize the impact of a significant interest rate fluctuations. Nonetheless, a 1% change in interest rates on the debt not covered by swap agreements would have changed net income approximately $2.5 million and $2.6 million for 2000 and 1999, respectively. This interest rate sensitivity analysis does not consider the effects of the reduced or increased level of overall economic activity that could result from a change in interest rates.

Due to the size of our European operations, our earnings are also affected by fluctuations in the value of the U.S. dollar as compared to foreign currencies, predominately in Germany. A 5% change in the value of the dollar relative to the currencies in which our sales are denominated, the Euro starting in 2001, would have resulted in a change in net income of approximately $1.0 million and $0.5 million for the years ended December 31, 2000 and 1999, respectively. The increase is largely due to the increased size and significance of our European operations. This sensitivity analysis of the effects of the changes in foreign currency exchange rates does not factor in a potential change in the sales levels or local currency sales prices.

Asset Impairment and Shutdown

In December of 1999, INTERMET announced plans to permanently close its Ironton Iron, Inc. Foundry. Ironton is included in the ferrous metals segment of the Reporting for Business Segments footnote. Ironton had revenues of $6 million, $57 million and $55 million and net operating losses of approximately $4 million, $35 million and $10 million for the years ended December 31, 2000, 1999 and 1998, respectively. Operations at the foundry continued through first quarter of 2000 in order to fulfill customer needs. The results of current operations for 2000 have been classified within "Other operating expenses" on the accompanying statement of operations. The foundry ceased operations at the end of the first quarter of 2000 and demolition is expected to be completed during the second quarter of 2001. During the year, the facility utilized the proceeds from the sale of certain fixed assets of $4.5 million to fund the cost of demolishing the foundry. Also during 2000, $1.4 million of the assets remaining at the facility at December 31, 1999 were transferred to other INTERMET facilities.

At December 31, 1999, we had $7.8 million accrued for the remaining costs to be incurred as a result of the shutdown. During the year we incurred $5.2 million for demolition and environmental remediation and $1.0 against an accrual for wages and benefits. Also during the 2000 we paid $1.0 million in severance and benefits relating to the 500 union employees at Ironton, which was not previously accrued.

In December of 2000, INTERMET recorded a charge in connection with a writedown of the value of certain assets of our non-core operations. The basis for the writedown was poor operating results from these non-core assets. In determining the amount of the necessary reserve, we utilized discounted future cash flows. Based on this evaluation we have decreased the carrying value of these assets by $7.5 million. This amount eliminated $5.7 million of goodwill and $1.8 million of fixed assets.

Impact of Insurance Proceeds in 2000

As discussed above, two accidents resulted in insurance reimbursement of $104 million to the Company during the year. Accordingly, the Company has received insurance proceeds for the replacement of property, plant and equipment, for non-capitalizable expenditures related to demolition and extra expenses, and for income attributable to lost sales related to production line shutdowns. Based on the funds received, and the book value of the assets destroyed, we had a gain on the involuntary conversion of assets of $20.5 million, net of related expenses, in accordance with generally accepted accounting principles relating to involuntary conversion of assets. The book value of the assets destroyed was approximately $7.7 million.

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

                        Consolidated Financial Statements

                              INTERMET Corporation

                  Years ended December 31, 2000, 1999 and 1998
                       with Report of Independent Auditors

                         Report of Independent Auditors


The Board of Directors and Shareholders
INTERMET Corporation

We have audited the accompanying consolidated balance sheets of INTERMET Corporation as of December 31, 2000 and 1999, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of INTERMET Corporation at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



Detroit, Michigan
February 1, 2001

                              INTERMET Corporation

                      Consolidated Statements of Operations



                                                                             Years ended December 31,
                                                                2000                   1999                   1998
                                                         --------------------    -------------------    ------------------
                                                               (in thousands of dollars, except per share data)

Net sales                                                      $1,038,844               $956,832              $841,598
Cost of sales                                                     913,262                834,545               730,857
                                                         --------------------    -------------------    ------------------
Gross profit                                                      125,582                122,287               110,741


Selling, general and administrative                                38,546                 37,473                32,022
Goodwill amortization                                               6,353                  4,154                 3,070
Other operating (income) expenses                                 (8,009)                 18,499                     -
                                                         --------------------    -------------------    ------------------
Operating profit                                                   88,692                 62,161                75,649

Other income and expenses:
   Interest expense, net                                          (39,261)               (14,905)              (11,075)
   Other, net                                                      27,668                  1,197                   614
                                                         --------------------    -------------------    ------------------
                                                                  (11,593)               (13,708)              (10,461)

                                                         --------------------    -------------------    ------------------
Income before income taxes                                         77,099                 48,453                65,188
Income taxes                                                       36,191                 12,076                24,199
                                                         --------------------    -------------------    ------------------
Net income                                                        $40,908                $36,377               $40,989
                                                         ====================    ===================    ==================

Net Income per common share                                         $1.61                  $1.43                 $1.60
                                                         ====================    ===================    ==================

Net Income per common share - assuming dilution                     $1.61                  $1.42                 $1.58
                                                         ====================    ===================    ==================

See accompanying notes.

                              INTERMET Corporation

                 Consolidated Statements of Comprehensive Income



                                                                                  Years ended December 31,
                                                                     2000                   1999                   1998
                                                              --------------------    -------------------    ------------------
                                                                    (in thousands of dollars, except per share data)

Net income                                                               $40,908                $36,377               $40,989
Other comprehensive income (loss), net of tax:
  Foreign currency translation adjustment                                   (129)                (1,155)                  348
  Minimum pension liability adjustment                                         -                    849                  (837)
                                                              --------------------    -------------------    ------------------
Total other comprehensive loss                                              (129)                  (306)                 (489)
Comprehensive income                                                     $40,779                $36,071               $40,500
                                                              ====================    ===================    ==================

See accompanying notes.

                              INTERMET Corporation

                           Consolidated Balance Sheets


                                                                                                December 31,
                                                                                         2000                  1999
                                                                                  -------------------     ---------------
                                                                                        (in thousands of dollars)
Assets
Current assets:
   Cash and cash equivalents                                                                 $19,737              $3,416
   Accounts receivable:
      Trade, less allowances of $9,451 in 2000 and $7,426 in 1999                            125,745             154,742
   Other                                                                                       9,136              19,649
                                                                                  -------------------     ---------------
                                                                                             134,881             174,391

   Inventories:
      Finished goods                                                                          17,865              24,235
      Work in process                                                                         21,816              19,054
      Raw materials                                                                            8,940              15,313
      Supplies and patterns                                                                   45,249              44,200
                                                                                  -------------------     ---------------
                                                                                              93,870             102,802

   Deferred income taxes                                                                      13,999              10,047

   Other current assets                                                                       17,961              13,864
                                                                                  -------------------     ---------------
Total current assets                                                                         280,448             304,520

Property, plant and equipment, at cost:
   Land                                                                                        5,408               5,411
   Buildings and improvements                                                                116,181             110,777
   Machinery and equipment                                                                   467,819             422,215
   Construction in progress                                                                   46,724              67,818
                                                                                  -------------------     ---------------
                                                                                             636,132             606,221
 Less:
   Accumulated depreciation and foreign industrial development grants,
   net                                                                                       238,498             236,490
                                                                                  -------------------     ---------------
Net property, plant and equipment                                                            397,634             369,731
Intangible assets, net of amortization                                                       224,873             248,864
Other non-current assets                                                                      15,841              34,177
                                                                                  -------------------     ---------------
                                                                                            $918,796            $957,292
                                                                                  ===================     ===============

                              INTERMET Corporation

                           Consolidated Balance Sheets



                                                                                               December 31,
                                                                                         2000                  1999
                                                                                  -------------------     ---------------
                                                                                     (in thousands of dollars, except
                                                                                        share and per share data)

Liabilities and shareholders' equity
Current liabilities:
   Accounts payable                                                                       $103,501            $114,105
   Accrued wages, severance and benefits                                                    31,520              33,449
   Accrued liabilities                                                                      51,035              54,514

   Long-term debt due within one year                                                      216,479               6,406
                                                                                  -------------------     ---------------
Total current liabilities                                                                  402,535             208,474

Noncurrent liabilities:
   Long-term debt                                                                          182,687             448,634
   Retirement benefits                                                                      45,685              46,628
   Other noncurrent liabilities                                                              8,481              11,179
                                                                                  -------------------     ---------------
Total noncurrent liabilities                                                               236,853             506,441

Shareholders' equity:

   Preferred stock; 5,000,000 shares authorized; none issued Common stock, $0.10 par value; 50,000,000 shares authorized; 25,393,824 and
      25,337,824 shares issued and outstanding in 2000 and 1999                              2,588               2,585
   Capital in excess of par value                                                           57,110              56,661
   Retained earnings                                                                       220,279             183,432
   Accumulated other comprehensive loss                                                      (363)               (234)
   Unearned restricted stock                                                                 (206)                (67)
                                                                                  -------------------     ---------------
Total shareholders' equity                                                                 279,408             242,377
                                                                                  -------------------     ---------------
                                                                                          $918,796            $957,292
                                                                                  ===================     ===============

See accompanying notes.

                              INTERMET Corporation

                      Consolidated Statements of Cash Flows

                                                                                            Years ended December 31,
                                                                                2000                1999                 1998
                                                                          ----------------     ---------------     ----------------
                                                                                         (in thousands of dollars)
Operating activities:
Net income                                                                       $40,908             $36,377              $40,989
Adjustments to reconcile net income to cash provided by operating activities:
   Depreciation                                                                   45,122              35,140               31,975
   Amortization                                                                    8,600               4,978                3,868
   Impairment of assets                                                            7,476              10,811                    -
   Results of equity investments                                                    (782)               (337)                 351
   Deferred income taxes                                                          14,459              (6,391)              (2,406)
   Dissolution of foreign holding                                                      -                   -                4,282
   (Gain) loss on sale of subsidiary and other assets                            (22,392)                692                 (575)
   Gain on insurance proceeds from involuntary conversion of assets              (26,502)                  -                    -
   Changes in operating assets and liabilities excluding the effects of acquisitions and dispositions:
      Accounts receivable                                                         30,835             (18,688)             (13,944)
      Inventories                                                                  1,844              (4,811)                 (78)
      Accounts payable and current liabilities                                   (10,490)             10,305               35,078
      Shutdown costs                                                                   -               7,789                    -
      Other assets and liabilities                                               (19,723)             (5,606)              (3,095)
                                                                          ----------------     ---------------     ----------------
Cash provided by operating activities                                             69,355              70,259               96,445

Investing activities:
   Additions to property, plant and equipment                                    (57,747)            (78,743)             (49,496)
   Additions to property, plant and equipment from insurance                     (34,414)                  -                    -
   Proceeds from insurance for replacement of property, plant and
   equipment                                                                      34,414                   -                    -
   Purchase of businesses, net of cash acquired                                        -            (274,338)             (60,339)
   Investment in joint venture                                                         -              (4,500)              (2,000)
   Proceeds from sales of assets                                                  10,309               1,032                1,441
   Proceeds from sale of subsidiary                                               53,903                   -               22,860

   Other, net                                                                     (1,628)               (418)                (915)
                                                                          ----------------     ---------------     ----------------
Cash provided by (used in) investing activities                                    4,837            (356,967)             (88,449)

Financing activities:
   Net change in  revolving credit facility                                      (54,500)            193,500                5,000
   Proceeds from term loan                                                        15,000             200,000                    -
   Payoff of senior note                                                         (15,000)                  -                    -
   Repayment of revolving credit facility                                              -            (130,000)                   -
   Change in other debt                                                           (1,307)             31,342               (7,787)
   Payment on notes payable                                                            -              (5,000)              (4,000)
   Acquisition of treasury stock                                                       -              (6,833)                  -
   Issuance of common stock                                                          452                 114                5,263
   Dividends paid                                                                 (4,061)             (4,076)              (4,100)
   Other, net                                                                       (140)                849                 (836)
                                                                          ----------------     ---------------     ----------------
Cash provided by (used in) financing activities                                  (59,556)            279,896               (6,460)

Effect of exchange rate changes on cash and cash equivalents                       1,685               4,380               (2,710)
                                                                          ----------------     ---------------     ----------------
Net increase (decrease) in cash and cash equivalents                              16,321              (2,432)              (1,174)
Cash and cash equivalents at beginning of year                                     3,416               5,848                7,022


                                                                          ----------------     ---------------     ----------------
Cash and cash equivalents at end of year                                        $19,737              $3,416               $5,848
                                                                          ================     ===============     ================

See accompanying notes.

                              INTERMET Corporation

                 Consolidated Statements of Shareholders' Equity

                                                                                      Years ended December 31,
                                                                           2000                 1999                   1998
                                                                   --------------------    -----------------     -----------------
                                                                     (in thousands of dollars, except share and per share data)
Common stock
Beginning balance                                                            $2,585               $2,583                $2,526
Exercise of options to purchase 26,000, 14,000, and 576,450
shares of common stock in 2000, 1999 and 1998                                     3                    2                    57
                                                                   --------------------    -----------------     -----------------
Ending balance                                                                2,588                2,585                 2,583

Capital in excess of par value
Beginning balance                                                            56,661               63,382                58,176
Exercise of options to purchase shares of common stock                          449                  112                 5,206
Purchase of 509,000 shares of treasury stock                                      -               (6,833)                    -
                                                                   --------------------    -----------------     -----------------
Ending balance                                                               57,110               56,661                63,382

Retained earnings
Beginning balance                                                           183,432              151,131               114,242
Net income                                                                   40,908               36,377                40,989
Cash dividends of $0.16 per share in 2000, 1999 and 1998                     (4,061)              (4,076)               (4,100)
                                                                   --------------------    -----------------     -----------------
Ending balance                                                              220,279              183,432               151,131

Accumulated translation adjustment
Beginning balance                                                              (234)                 921                   573
Translation adjustment                                                         (198)              (1,777)                  535
Related income tax effect                                                        69                  622                  (187)
                                                                   --------------------    -----------------     -----------------
Ending balance                                                                 (363)                (234)                  921

Minimum pension liability adjustment
Beginning balance                                                                  -                (849)                  (12)
Adjustment                                                                        -                1,306                (1,379)
Related income tax effect                                                          -                (457)                  542
                                                                   --------------------    -----------------     -----------------
Ending balance                                                                    -                    -                  (849)

Unearned restricted stock
Beginning balance                                                               (67)                (163)                  (77)
Issuance of 30,000 and 8,000 shares of common stock in
2000 and 1998                                                                  (251)                   -                  (155)
Amortization                                                                    112                   96                    69
                                                                   --------------------    -----------------     -----------------
Ending balance                                                                 (206)                 (67)                 (163)
                                                                   --------------------    -----------------     -----------------
Total shareholders' equity                                                 $279,408             $242,377              $217,005
                                                                   ====================    =================     =================

 See accompanying notes.

                              INTERMET Corporation

                   Notes to Consolidated Financial Statements

                  Years ended December 31, 2000, 1999 and 1998


1.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements, presented in conformity with accounting principles generally accepted in the United States ("GAAP"), include the accounts of INTERMET Corporation ("INTERMET") and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Business

INTERMET produces ferrous metals, including ductile and gray iron, and light metals castings, including aluminum, magnesium and zinc. In addition, we perform value-added services, principally for automotive manufacturers in North America and Europe. We also supply precision-machined components to automotive and other industrial customers.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts previously reported in the 1999 and 1998 financial statements and notes thereto have been reclassified to conform to the 2000 presentation.

Revenue Recognition

We recognize revenue upon shipment of products.

Shipping and handling costs

We record shipping and handling costs as component of "Cost of sales" within our statement of operations.

Cash and Cash Equivalents

All short-term investments with original maturities of less than 90 days are deemed to be cash equivalents for purposes of the statements of cash flows.

                              INTERMET Corporation

1.    Summary of Significant Accounting Policies (continued)

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out ("LIFO") method for 19% and 22% of the December 31, 2000 and 1999 inventories, respectively. Certain raw materials and supplies inventories are valued on a weighted average cost basis; average production cost is used for certain work in process and finished goods inventories and other inventories are valued by the first-in, first-out ("FIFO") method. The specific identification method is used for pattern inventories. If LIFO inventories were valued using the same cost methods used for other inventories, their carrying values would have increased by $1,149,000 and $1,343,000 at December 31, 2000 and 1999,
respectively.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The provision for depreciation and amortization of property, plant and equipment is determined on the basis of estimated useful lives using the straight-line method. Industrial development grants provided by the Federal and State governments of Germany are included as reductions of property, plant and equipment and are being amortized over the estimated useful lives of the related assets.

Intangible Assets

Intangible assets of $ 224,873,000 and $248,864,000 (net of accumulated amortization of $15,531,000 and $10,867,000) at December 31, 2000 and 1999,
respectively, consist principally of costs in excess of net assets acquired. We amortize these costs using the straight-line method over periods ranging principally from ten to forty years. In setting the life of intangibles, we consider the long-term strategic value of the acquired assets. We periodically assess the recoverability of the cost of our intangibles based on a review of projected undiscounted cash flows of the related operating entities.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value. The fair value of our debt approximates the reported amounts in the accompanying consolidated balance sheets as their respective interest rates approximate the respective year end market rates for similar debt instruments. We obtain the fair value of the interest rate swaps, as noted in Note 14, from dealer quotes. These values represent the estimated amount we would receive or pay to terminate agreements taking into consideration current interest rates, the creditworthiness of the counter-parties and current foreign currency exchange rates.

Stock-Based Compensation

We generally grant stock options for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. We account for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", and, accordingly, recognize no compensation expense for the stock option grants.

                              INTERMET Corporation

2.    Reporting for Business Segments

INTERMET's management evaluates the operating performance of its business units individually. We have aggregated operating segments that have similar characteristics, including manufacturing processes and raw materials. The ferrous metals segment consists of ferrous foundry operations and their related machining operations along with certain unallocated costs such as interest expense and goodwill amortization. The light metals segment consists of aluminum, magnesium and zinc casting operations and their related machining operations. The operating units that comprise other are all non-core operations, and none of them constitutes a reportable segment on its own. This information is displayed in the following table.

                                                   Ferrous Metals        Light Metals             Other       Consolidated
                                                   --------------        ------------             -----       ------------
                                                                          (in thousands of dollars)
Year ended December 31, 2000
   Net sales                                            $634,392             $333,851           $70,601         $1,038,844
   Depreciation expense                                   23,315               19,482             2,325             45,122
   Amortization expense                                    7,999                    -               601              8,600
   Provision for income taxes                          21,550767               1,139             13,502             36,191
   Net income                                             30,258                1,479             9,171             40,908
   Purchases of property, plant and equipment             73,691               17,691               779             92,161

December 31, 2000
   Total assets                                         $510,794             $399,223            $8,779           $918,796

Year ended December 31, 1999
   Net sales                                            $770,393             $102,239           $84,200           $956,832
   Depreciation expense                                   28,685                3,925             2,530             35,140
   Amortization expense                                    4,445                    -               533              4,978
   Provision for income taxes                              8,397                1,415             2,264             12,076
   Net income                                             31,077                1,851             3,449             36,377
   Purchases of property, plant and equipment             62,141               13,661             2,941             78,743

December 31, 1999
   Total assets                                         $526,733             $388,055           $42,504           $957,292

Year ended December 31, 1998
   Net sales                                            $702,679              $28,785          $110,134           $841,598
   Depreciation expense                                   27,220                1,505             3,250             31,975
   Amortization expense                                    3,335                    -               533              3,868
   Provision for income taxes                             24,470                 (863)              592             24,199
   Net income                                             41,650               (1,602)              941             40,989
   Purchases of property, plant and equipment             42,414                2,958             4,124             49,496


                              INTERMET Corporation

3.    Acquisitions and Dispositions

On October 12, 2000, we sold our interest in Iowa Mold Tooling Co. Inc., "IMT". This was a consolidated subsidiary that was included in "Other" in the Reporting for Business Segments footnote. This sale is indicative of INTERMET's commitment to place emphasis on our core business. We sold our interest in IMT for $53.9 million. The pre-tax gain of $22.3 million is included in "Other operating expenses" in the accompanying statement of operations.


In March of 2000, we sold our equity interest in General Products Corporation for $10.3 million, net of expenses. INTERMET realized a gain from the transaction of $129,000, net of related taxes. Prior to the sale, General Products was an equity investment included in "Other non-current assets".


On December 20, 1999, we acquired all of the issued and outstanding stock of Diversified Diemakers, Inc. ("Diemakers") and Ganton Technologies, Inc. ("Ganton") for a purchase price of $270,000,000. We accounted for this transaction using purchase accounting and, accordingly, the excess purchase price of the transaction of $127,261,000 was allocated to goodwill and is being amortized over the next 40 years. INTERMET accrued approximately $3.7 million for severance and office closing costs. Sales, engineering and certain other administrative and operating functions of Ganton and Diemakers are being combined with INTERMET's existing functions. As a result of this combination of activities, we have eliminated duplicate activities during fiscal year 2000. All but $800,000 of the amounts accrued either were paid during 2000 or will be paid over the next two years. The remaining $800,000 was reversed against the allocated goodwill in 2000.

                              INTERMET Corporation

3.    Acquisitions and Dispositions (continued)

On December 31, 1998, INTERMET acquired certain operating assets and the aluminum die-casting business of Quadion Corporation for $58,304,000 in cash. These assets form the base of our wholly owned subsidiary, Tool Products, Inc. ("Tool Products"). This transaction was accounted for as a purchase.

Also on December 31, 1998 we acquired 100% of the outstanding shares of Vorpommersche Eisenwerke GmbH Ueckermunde ("VEGU") for DM 6,000,000 in cash. The transaction was accounted for as a purchase. VEGU is a ferrous foundry company located in eastern Germany.

In June 1998 we sold substantially all the operating assets of our subsidiary, Industrial Powder Coatings.

The following represents our unaudited pro forma consolidated results of operations (in thousands of dollars, except per share data) for 1999 and 1998, based on the purchase of Ganton and Diemakers, Tool Products, and VEGU and the sale of Industrial Powder Coatings assuming the acquisitions and disposition occurred on January 1 of each year presented.

                                                                1999                   1998
                                                         --------------------  ---------------------
      Net sales                                                 $1,182,044             $1,102,286
      Net income                                                   $36,339                $40,693
      Income per common share                                        $1.43                  $1.59
      Income per common share - Assuming Dilution                    $1.42                  $1.57

These unaudited pro forma results are presented for comparative purposes only. They are not necessarily indicative of what would have occurred had the acquisitions and dispositions actually been made on the dates indicated or of future results of operations.

                              INTERMET Corporation

3.      Acquisitions and Dispositions (continued)

In 1999 and 1998 we increased our investment in PortCast. Our investment in PortCast is accounted for on the equity method. Also in 1998 we wrote-off certain assets related to IWESA, an 82.4% owned subsidiary.


4.      Impairment of Assets and Shutdown

During December 2000, due to unfavorable operating results of our non-core operations and our concern for the continuing decline in the market share, we assessed the ongoing value of our non-core assets. Based on this assessment, we recorded a charge of $7.5 million, which eliminated goodwill of $5.7 million and resulted in a write-down of certain fixed assets of $1.8 million. This change was determined based on an estimate of the discounted future cashflows and is included in "Other operating (income) expense" in the accompanying statement of operations.

In December of 1999, we announced plans to permanently close our Ironton Iron, Inc. foundry ("Ironton"). Ironton was included in the ferrous metals segment of the Reporting for Business Segments footnote. Ironton's enduring operational difficulties and significant operating losses, as well as loss of customer base impacted our decision. Ironton had revenues of $6 million, $57 million, and $55 million and net losses of approximately $4 million, $35 million and $10 million for the years ended December 31, 2000, 1999 and 1998.

The decision to close this foundry was the principal reason for recording an $18.5 million charge for impairment of assets and shutdown costs in the fourth quarter of 1999, which was included in "Other operating (income) expenses" in the accompanying statement of operations in 1999. The charge included a writedown of $10.7 million to fair value for capital assets; building demolition and remediation costs of $6.6 million; and provisions totaling $1.2 million for severance pay and employee benefits. The related accruals for the building demolition and remediation and severance pay and employee benefits of $7.8 million were included in "Other accrued liabilities" in the accompanying balance sheet at December 31, 1999. In addition, at December 31, 1999 we included Ironton's land, machinery and equipment of $8.0 million, which were held for sale, in "Other current assets" in the accompanying balance sheet.

During 2000, we incurred approximately $5.2 million related to costs for remediation and to raze the building. The remaining accrual of $1.5 million, which is included in "Other accrued liabilities" at December 31, 2000, is our estimate of the remaining costs to be incurred related primarily to remediation.

We paid out approximately $1.0 million accrued at December 31, 1999 for the severance and related benefits of 100 salaried employees. The remaining $.2 million of the amount accrued during 1999, was recorded as a recovery in "Other operating (income) expenses" in the accompanying statement of operations. In addition, during the first quarter of 2000, we paid $1.0 million for severance and employees benefits for approximately 500 union employees.

During 2000, we transferred assets with net book values of approximately $1.4 million, which were included in "Other current assets" at December 31, 1999, to our other facilities. We sold $4.5 million and $1.9 million are included with "Other current assets" on the accompanying balance sheet at December 31, 2000.

As a service to our customers, we continued operations at Ironton at a greatly reduced pace through March 31, 2000, in order to allow them to resource the parts to other suppliers. Since Ironton is no longer a continuing operation and we continued operations in 2000 merely to accommodate our customers, we have reclassified

Ironton's sales and related cost of sales which net to a negative $6.1 million to "Other operating (income) expenses" in the accompanying statement of operations.

5.    Short-term Lines of Credit

Columbus Neunkirchen Foundry GmbH, a wholly owned subsidiary of INTERMET, has various revolving note agreements which are payable upon the earlier of demand or December 31, 2001, unless extended. These notes provide for borrowings up to DM 14,000,000 (approximately $6,744,000) at December 31, 2000. There were no outstanding borrowings under these agreements as of December 31, 2000 and 1999.

6.    Debt

Our debt consists of the following at December 31, (in thousands of dollars):

                                                                             2000                      1999
                                                                      --------------------      -------------------

        Revolving credit facility                                             $139,000                 $193,500
        Term loan                                                              200,000                  200,000
        Prudential note                                                              -                   15,000
        Bank of Nova Scotia                                                     15,000                        -
       Domestic Subsidiaries:
             Industrial development bonds                                       41,725                   42,400
             Capitalized leases                                                  2,803                    3,262
             Other                                                                   -                        -
       Foreign Subsidiaries:
             Foreign bank term notes                                               638                      878
                                                                      --------------------      -------------------
      Total                                                                   $399,166                 $455,040
      Less long-term debt due within one year                                  216,479                    6,406
                                                                      --------------------      -------------------
      Long-term debt due after one year                                       $182,687                 $448,634
                                                                      ====================      ===================

On November 5, 1999, INTERMET signed a five-year $300 million unsecured revolving credit agreement with a bank group. In addition, we executed a $100 million 364-day unsecured revolving credit agreement. INTERMET let the 364-day facility expire on October 3, 2000. During the year there was no usage under the $100 million facility. Certain standby letters of credit reduce the amount that the Company is able borrow under its revolving credit facility. At December 31, 2000 such standby letters of credit totaled $48,065,000. The revolving credit agreement provides us with several interest rate-pricing mechanisms. We must also pay a fee, at a rate of 0.175% to 0.375% per annum, based on leverage, on any unused portion of the $300 million. During the year we also paid a commitment fee of 0.35% per annum, on the $100 million loan commitment. The revolving credit agreement requires us to maintain specified financial ratios and impose limitations on certain activities. At December 31, 2000, we had $112,935,000 available for use under our revolving credit facility.

On December 20, 1999 we borrowed $200 million in the form of an eighteen-month unsecured term loan with a consortium of banks in order to facilitate the financing of our acquisition of Ganton and Diemakers. Interest is based on several interest rate pricing mechanisms. The term loan requires us to maintain financial ratios and impose limitations on specified activities.

In March 2000, the Prudential note was terminated and replaced with a $15 million term loan from The Bank of Nova Scotia which is due on June 29, 2001. This financing is unsecured and bears an interest rate of LIBOR plus 1.50%. The term loan agreement requires us to maintain certain financial ratios and imposes limitations on certain activities.

On December 23, 1999 Columbus Foundry, L.P., a wholly owned subsidiary, issued $35,000,000 of variable rate limited obligation revenue bonds. Under the terms of the indenture, Columbus Foundry, L.P. is require to make interest only payments at a variable rate. The interest rate resets weekly and at December 31, 2000 it was 6.70%. The principal is due December 1, 2019.

Under the terms of a bond indenture entered into by Lynchburg Foundry Company, our wholly owned subsidiary, Lynchburg Foundry Company is required to redeem various amounts of industrial development revenue bonds on an annual basis through June 2006. These amounts range from $175,000 to $350,000 per year, with a final payment at maturity of $1,650,000. The balance outstanding as of December 31, 2000 was $3,225,000. The bonds are subject to optional redemption prior to maturity and bear an interest rate of 7.0%.

As part of our acquisition of Tool Products in 1998, we assumed $4,500,000 of industrial development revenue bond debt. We are required to make annual principal payments of $500,000, with a final maturity date of January 1, 2007. The balance as of December 31, 2000 was $3,500,000.

We also have capital lease obligations of approximately $2,803,000 at December 31, 2000, which relate to assets with net book values of approximately $3,073,000. Interest rates for these leases range from 7.50% to 8.58%.

The foreign bank term notes bear an interest rate of 5.0% per annum. These borrowings are secured by property, plant and equipment with net book values aggregating to approximately $25,207,000 at December 31, 2000.

Maturities of long-term debt and capital leases at December 31, 2000 are as follows (in thousands of dollars):


      2001                               $216,479
      2002                                  1,603
      2003                                  1,554
      2004                                140,406
      2005                                  1,444
      Thereafter                           37,680
                               -------------------
      Totals                             $399,166
                               ===================

Interest paid totaled approximately $41,101,000, $12,953,000, and $10,398,000 in 2000, 1999, and 1998, respectively At December 31, 2000, approximately $37,797,000 was available for the payment of dividends.



7.  Shareholders' Equity

We have executive stock option and incentive award plans ("Employee Plans") and a directors' stock option plan ("Directors' Plan"). The Employee Plans permit the grant of options and restricted shares for up to 3,000,000 shares of common stock. The Directors' Plan permits the grant of options to purchase up to 150,000 shares of common stock. Options granted under the Employee Plans vest over a four-year period. Options under the Directors' Plan were exercisable at the grant date. Certain options also remain outstanding from prior stock option plans. At December 31, 2000 options for 772,400 shares were exercisable, while 1,398,000 of the Employee Plans' shares and 66,000 Directors' Plan shares were available for future grant.

We apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the stock option plans. Accordingly, we have not recognized compensation expense for our stock option plans. Had compensation expense for these plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, our pro forma net income, basic earnings per share and diluted earnings per share would have been approximately $40,033,000, $35,581,000 and $40,290,000; $1.58, $1.40
and $1.57; and $1.57, $1.39 and $1.55 in 2000, 1999 and 1998, respectively.

The fair values of our stock options, as disclosed above, were estimated as of the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2000, 1999 and 1998: risk-free interest rates ranging from 4.75% to 6.4%; a dividend yield of 1.0%; volatility factor of the expected market price of our common stock ranging from .32 to .831; and a weighted average expected life of the options of 6 years. For purposes of the pro forma disclosures required under SFAS No. 123, the estimated fair value of the options is amortized over the options' vesting period.

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

                              INTERMET Corporation

7.    Shareholders' Equity (continued)

A summary of our stock option activity for the three years ended December 31, 2000 is as follows:

                                                               Number of             Weighted Average              Exercise
                                                                Options               Exercise Price              Price Range
                                                           --------------------     --------------------     -----------------------
      Outstanding at January 1, 1998                               1,479,500                   $ 9.87
         Granted                                                     305,750                    18.11                $18.06-$19.38
         Exercised                                                  (576,450)                    8.79                   5.69-12.75
         Forfeited                                                   (24,750)                   13.74                   9.00-17.00
                                                           --------------------
      Outstanding at December 31, 1998                             1,184,050                   $13.64
                                                           ====================

      Exercisable at December 31, 1998                               557,050                   $11.14

      Weighted average fair value of
      Options granted during 1998                                                               $7.91

      Outstanding at January 1, 1999                               1,184,050                   $13.64
         Granted                                                     323,000                    14.28                $12.75-$14.31
         Exercised                                                   (14,000)                    8.05                   5.69-10.75
         Forfeited                                                   (43,500)                   15.94                12.75 - 18.06
                                                           --------------------
      Outstanding at December 31, 1999                             1,449,550                   $13.76
                                                           ====================

      Exercisable at December 31, 1999                               784,500                   $12.14

      Weighted average fair value of
      Options granted during 1999                                                              $14.31

      Outstanding at January 1, 2000                               1,449,550                   $13.76
         Granted                                                     532,250                     6.38                $6.34 - $8.94
         Exercised                                                   (26,000)                    7.75                  7.25 - 8.56
         Forfeited                                                  (401,750)                   13.86                 9.00 - 18.06
                                                           --------------------
      Outstanding at December 31, 2000                             1,554,050                   $11.31
                                                           ====================

      Exercisable at December 31, 2000                               772,358                   $12.69

      Weighted average fair value of
      Options granted during 2000                                                               $6.38

Exercise prices for options outstanding as of December 31, 2000 ranged principally from $5.81 to $9.69 and $11.63 to $19.38, with weighted-average remaining contractual lives of those options ranging from 5.8 to 9.5 and 5.7 to
7.5 years, respectively.

                              INTERMET Corporation

7.    Shareholders' Equity (continued)

We have an Employee Stock Ownership Plan and Trust ("ESOP") for some of our United States employees who are not covered by collective bargaining agreements. The ESOP requires that we make contributions equal to 3% of the annual compensation of the ESOP participants. We may, at our discretion, make additional contributions within specified limits. Contributions to the ESOP of $1,020,000, $984,000 and $872,000 were expensed in 2000, 1999 and 1998, respectively.

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

8. Commitments and Contingencies

Future minimum rental payments required under building and equipment operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2000 are as follows (in thousands of dollars):

      2001                                    $4,758
      2002                                     3,673
      2003                                     2,566
      2004                                     1,822
      2005                                     1,599
      Thereafter                                  27
                                     ------------------
      Total                                  $14,445
                                     ==================

                              INTERMET Corporation

8. Commitments and Contingencies (continued)

Total rental expense under operating leases aggregated $5,059,000, $5,242,000 and $5,255,000 in 2000, 1999 and 1998, respectively.

At December 31, 2000 we had commitments to purchase capital equipment of approximately $4,124,000 in the aggregate.

Some of our subsidiaries have been named as potentially responsible parties liable for cleanup of known environmental conditions. For known environmental situations, INTERMET, with the assistance of environmental engineers and consultants, has recorded reserves to cover estimated undiscounted future environmental expenditures. Environmental reserves at December 31, 2000 and 1999 approximated $7,469,000 and $10,198,000, respectively. The environmental reserve at December 31, 2000 includes $1,200,000 related to the shutdown of Ironton. Also included is an environmental reserve of $3,257,000 acquired as part of the purchase of Ganton, which is fully covered by specifically identified liquid assets. We also have corrective action plans and/or preventive environmental projects to ensure the safe and lawful operation of our facilities. There could exist, however, more extensive or unknown environmental situations at existing or previously owned businesses for which the future cost is not known or exceeds amounts accrued at December 31, 2000.

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


                                                              Years ended December 31,
                                                   Pension Benefits              Other Benefits
                                                   ----------------              --------------
                                                  2000           1999          2000           1999
                                                  ----           ----          ----           ----
                                                             (in thousands of dollars)
Change in benefit obligation:
Benefit obligation at beginning of year            $65,950       $61,927        $35,218       $37,951
Service cost                                         1,904         1,434            816           749
Interest cost                                        5,151         4,335          2,673         2,535
Amendments                                           4,888             -             38             -

Actuarial (gains)/losses                              (310)       (3,270)       109            (3,449)
Acquisition                                              -         4,763              -           789
Benefits paid                                       (4,037)       (3,239)        (3,309)       (3,357)
                                               ---------------------------------------------------------
Benefit obligation at end of year                  $73,546       $65,950        $35,545       $35,218

Change in plan assets:
Fair value of plan assets at beginning of
year                                               $72,724       $61,019
Actual return on plan assets                         4,173        10,176
Company contributions                                  835         1,030
Acquisition                                              -         3,738
Benefits paid                                       (4,037)       (3,239)
                                               -------------- -------------
Fair value of plan assets at end of year           $73,695       $72,724
                                               -------------- -------------

Funded status of the plan (under-funded)              $149        $6,774       ($35,545)     ($35,218)
Unrecognized net actuarial loss/(gain)              (3,819)       (6,281)       (12,271)      (13,507)
Unrecognized transition obligation                      67           120              -             -
Unrecognized prior service cost                      6,655         2,074            (64)          (77)

                                               -------------- ------------- -------------- -------------
Prepaid (accrued) benefit cost                      $3,051        $2,687       ($47,881)     ($48,802)
                                               ============== ============= ============== =============

                              INTERMET Corporation

9.  Retirement Plans and Benefits (continued)

In 2000, an amendment to increase the level of pension benefits earned caused an increase in the projected benefit obligation of $4.9 million and pension expense of $1.1 million.

The discount rate used in determining the actuarial present value of the projected benefit obligations was 8.0% in 2000 and 1999. The expected long-term rate of return on assets used in determining net pension expense was 9.5% in 2000 and 1999. Plan assets consist of publicly traded stocks and bonds, cash equivalents and insurance contracts.

The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 6.0% to 7.5% in 2000, declining by 0.5% per year to an ultimate rate of 5.0% for the applicable employee age groups. Certain subsidiaries providing a dental benefit assumed a 5.25% cost trend rate for dental in 2000, declining to 5.0% in 2001.


                                                         Years ended December 31,
                                              Pension Benefits               Other Benefits
                                           ------------------------     ------------------------
   Components of net periodic cost:        2000      1999      1998     2000      1999      1998
                                           ----      ----      ----     ----      ----      ----
                                                         (in thousands of dollars)
     Service cost                          $1,904    $1,434   $1,204      $816      $749      $707
     Interest cost                          5,151     4,335    4,044     2,673     2,535     2,490
     Expected return on plan assets        (6,465)   (5,665)  (5,062)        -         -         -
     Amortization of prior service
     cost and net transition
     obligation                              (119)      344      283       (13)      (13)     (508)
     Recognized net actuarial gain              -         -        -    (1,091)     (980)     (813)
                                          --------- --------- -------- --------- --------- ---------
   Benefit cost                              $471      $448     $469    $2,385    $2,291    $1,876
                                          ========= ========= ======== ========= ========= =========


The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:


                                                    One Percentage         One Percentage
                                                    Point Increase         Point Decrease
                                                  ------------------     ------------------
                                                        (in thousands of dollars)

   Effect on total service and interest cost
   components in 2000                                        $266                 ($218)
   Effect on postretirement benefit
   obligation as of December 31, 2000                      $2,013               ($1,807)

                              INTERMET Corporation

9. Retirement Plans and Benefits (continued)

Amounts recognized for pension benefits in the consolidated balance sheets consist of:

                                                                December 31,
                                                            2000           1999
                                                        ------------    -----------
                                                         (in thousands of dollars)

   Prepaid benefit cost                                    $4,177         $3,895

   Accrued benefit liability                               (1,981)        (1,721)
   Intangible asset                                           855            513
                                                        ------------    -----------
   Net amount recognized                                   $3,051         $2,687
                                                        ============    ===========

Because we aggregate the disclosures for our pension plans with plans with accumulated benefit obligations in excess of plan assets (underfunded plans), the following additional disclosures are applicable to our pension plans with accumulated benefit obligations in excess of plan assets, in thousands of dollars, as of December 31, 2000:

   Projected benefit obligation         $8,975
   Accumulated benefit obligation        8,260
   Fair value of plan assets             7,349

We maintain several defined contribution plans for certain hourly employees. Contributions to these plans, which are principally based on hours worked by each employee, totaled $2,097,000, $1,308,000 and $1,034,000 in 2000, 1999 and
1998, respectively. Some of the plans allow participants to make pretax contributions as a percentage of their compensation.

We also maintain defined contribution plans for domestic salaried employees. In certain plans we contribute a specified percentage of the annual compensation of participants. Participants are also allowed to make pretax contributions to the plans, as a percentage of their compensation. We match participant contributions up to a specified limit. Certain plans provide for a discretionary profit-sharing contribution. We accrued contributions to the plans of $2,509,000, $1,838,000 and $1,602,000 in 2000, 1999 and 1998, respectively.

                              INTERMET Corporation

10. Income Taxes

The provision for income taxes consists of the following (in thousands of dollars):


                                Years ended December 31,
                             2000           1999           1998
                         ------------    -----------    ----------
    Current:
       Federal             $10,086        $14,890        $22,317
       State                 3,233          3,716          3,555
       Foreign               8,413           (139)           733
                         ------------    -----------    ----------
                            21,732         18,467         26,605
    Deferred:
       Federal              11,644         (7,406)        (5,651)
       State                 2,815           (922)          (467)
       Foreign                   -          1,937          3,712
                         ------------    -----------    ----------
                            14,459         (6,391)        (2,406)
                         ------------    -----------    ----------
    Totals                 $36,191        $12,076        $24,199
                         ============    ===========    ==========


We paid federal income taxes of approximately $15,000,000, $14,949,000 and $15,245,000 in 2000, 1999 and 1998, respectively.

The provision for income taxes differs from the amount computed using the statutory U.S. federal income tax rate for the following reasons (in thousands of dollars):


                                                    Years ended December 31,
                                                2000           1999           1998
                                             -----------    -----------    ----------
    Provision for income taxes at U.S.
      statutory rate                          $26,985        $16,959       $22,816
    Income with no tax effect                    (335)          (118)         (267)
    Difference between U.S. and foreign
      tax rates                                  (531)            82            84
    Utilization of NOL and credit
      carryforwards                                  -          (190)            -
    State income taxes, net of federal
      income tax benefits                       2,641          2,810         2,030
    Reduction in valuation allowance                 -        (9,018)            -
    Goodwill amortization/write-off             8,573            766           757
    Other                                      (1,142)           785        (1,221)
                                             -----------    -----------    ----------
    Totals                                    $36,191        $12,076       $24,199
                                             ===========    ===========    ==========

                              INTERMET Corporation

10. Income Taxes (continued)

The tax effects of temporary differences and carryforwards that give rise to deferred income tax assets (liabilities) at December 31, 2000 and 1999 are as follows (in thousands of dollars):


                                                              2000            1999
                                                          -------------    -----------
    Compensation and benefit items, primarily related
      to SFAS No. 106                                       $21,361         $22,274
    Operating loss, capital loss, foreign tax credit
      and AMT credit carryforwards                            4,062           8,192
    Impairment and shutdown costs                             1,280           9,164
    Deductible goodwill                                       1,320           2,178
    Other temporary differences                              23,559          17,124
                                                          -------------    -----------
    Gross deferred tax assets                                51,582          58,932

    Depreciation and related items                          (32,165)        (23,200)
    Other temporary differences                              (4,193)        (14,533)
                                                          -------------    -----------
    Gross deferred tax liabilities                          (36,358)        (37,733)
                                                          -------------    -----------

    Net deferred tax asset                                   15,224          21,199
    Valuation allowance                                         (50)         (3,728)
                                                          -------------    -----------
    Net deferred income taxes                               $15,174         $17,471
                                                          =============    ===========


During 2000, we reduced the deferred tax assets and the corresponding valuation allowance by $3,678,000. Of this amount, $1,975,000 related to net operating loss carryforwards of the Ironton Iron facility. As this operation has been shutdown, there is no possibility these losses will ever be utilized. Consequently, there is no longer a need for a valuation allowance against these losses. In addition, $1,703,000 relates to foreign tax credit carryforwards which expired in 2000. Tax loss carryforwards with a value of $4,000,000 expire in various amounts between 2001 and 2010.


These income tax amounts are included in the consolidated balance sheets as follows (in thousands of dollars):


                                             December 31,
                                         2000           1999
                                      -----------    -----------
    Current assets                     $13,999        $10,047
    Other non-current assets             1,175          7,424
                                      -----------    -----------
    Totals                             $15,174        $17,471
                                      ===========    ===========

                              INTERMET Corporation

11. Geographic Area and Major Customer Information

The following is a breakout of sales, operating profit, net income and assets based on geographic locals as of December 31 for 2000, 1999 and 1998. INTERMET operates in North America and has other international operations, mainly German.


                                            As of and for the years ended December 31,
                                               2000          1999           1998
                                           ------------   -----------    ----------
                                                  (in thousands of dollars)

    Net sales:
    North America                              $943,371      $846,876      $733,889
    Other international                          95,473       109,956       107,709

    Operating profit:
    North America                                72,409        41,708        61,413
    Other international                          16,283        20,453        14,236

    Income before income taxes:
    North America                                51,848        29,263        53,239
    Other international                          25,251        19,190        11,949

    Assets:
    North America                              841,016,       888,720       517,515
    Other international                          77,780        68,572        66,500


Net sales to customers exceeding 10% of consolidated net sales in 2000, 1999 or 1998, and other major customers, were as follows (as a percentage of consolidated net sales):


                                2000       1999        1998
                               -------    -------    --------
    Customer:
    DaimlerChrysler               18%        17%         20%
    Ford                          11%        16%         18%
    Delphi                         8%         7%          4%
    Visteon                        7%        -          -
    General Motors                 6%         2%          2%

    TRW                            4%         5%          6%


For 1999, Ford sales include sales to Ford Motor Company (8%) and Visteon Automotive Systems (8%). For 1998, Ford sales include sales to Ford Motor Company (10%) and Visteon Automotive Systems (8%). These sales are generated by the ferrous and the light metals segments.

                              INTERMET Corporation

12. Earnings per Share

Earnings per share are computed as follows:


                                                   Years ended December 31,
                                               2000          1999          1998
                                             -----------   ----------   ----------
                                             (in thousands, except per share data)
    Numerator:
      Net income                                $40,908       $36,377      $40,989

    Denominator:
      Denominator for basic earnings
        per share - weighted average
        shares                                   25,362        25,480       25,610

      Effect of dilutive securities:
        Employee stock options and
        unearned restricted stock                    76            91          337
                                             ----------    ----------   ----------
      Denominator for diluted earnings
        per share - adjusted weighted
        average shares and assumed
        conversions                              25,438        25,571       25,947
                                             ==========    ==========   ==========

    Net Income per share                          $1.61         $1.43        $1.60
                                             ==========    ==========   ==========

    Net Income per share - Assuming
    Dilution                                      $1.61         $1.42        $1.58
                                             ==========    ==========   ==========


Dilutive earnings per share reflects the assumed exercise of stock options and unearned restricted stock.

                              INTERMET Corporation

13. Quarterly Data and Share Information (Unaudited)


                                                   First         Second        Third       Fourth
                                                  Quarter        Quarter      Quarter      Quarter
                                                 -----------    ---------    ----------    --------
                                                   (in thousands of dollars, except per share data)
    2000
    Net sales                                     $302,245       $281,855      $239,585    $215,159
    Gross profit                                    44,269         41,290        28,169      11,854
    Net income                                       9,496         11,870         8,022      11,520
    Net income per common share                       0.37           0.47          0.32        0.45
    Net income per common share - Assuming
    Dilution                                          0.37           0.47          0.32        0.45
    Share prices (Nasdaq):
       High                                         14.500          9.844        10.188       7.875
       Low                                           8.250          4.563         5.000       3.000

    1999
    Net sales                                     $245,227       $245,698      $225,350    $240,557
    Gross profit                                    34,137         33,146        23,989      31,015
    Net income                                      12,133         16,626         7,442         176
    Net income per common share                       0.47           0.65          0.29        0.01
    Net income per common share - Assuming
    Dilution                                          0.47           0.65          0.29        0.01
    Share prices (Nasdaq):
       High                                         14.813         15.750        15.750      11.813
       Low                                          10.063         13.250         8.219       8.813


1. During 2000 we had various events which impacted our quarterly net income. During the first quarter, we had losses at our Ironton foundry which resulted from the fulfillment of certain customer needs. Further, during the third and fourth quarters, we had gains from insurance and the sale of a subsidiary and also during the fourth quarter we took a charge for a workforce reduction and the writedown of non-core assets. Without this impact, the results of our pro-forma quarterly net income would have been as follows:


                                                   First         Second        Third       Fourth
                                                   Quarter        Quarter       Quarter    Quarter
                                                                                           -------
         Net income                                 13,235         11,870         5,261     (2,428)
         Net income per common share  Basic           0.52           0.47          0.21      (0.10)
         Net income per common share
         Assuming Dilution                            0.52           0.47          0.21      (0.10)

   Pro forma fourth quarter net
   income was impacted by the
   severe slowdown in the auto
   industry as well as under
   performance of certain
   foundries.

2. During the fourth quarter of 1999, we recapitalized our international operations, which resulted in a one-time tax benefit of $4.0 million. Also, for the fourth quarter of 1999, we recorded asset impairment and shutdown costs for the closure of Ironton totaling $18.6 million before taxes. Without these items, pro-forma results for the fourth quarter of 1999 would have been as follows:

         Net income (in thousands)                                     $8,286
         Net income per common share                                    $0.33
         Net income per common share Assuming                           $0.33
               Dilution

Third and fourth quarter sales are usually lower than the first and second quarter sales due to plant closings by automotive manufacturers for vacations and model changeovers. The above share price information represents inter-dealer transactions in The Nasdaq National Market without retail markup, markdown or commission.

14. DERIVATIVE FINANCIAL INFORMATION

Financial Accounting Standards Board Statement No. 138, Accounting for Derivative Instruments and Hedging Activities (Statement 138), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. The adoption of Statement 138 will not have a material impact on our financial position, operations or cash flows based on our current instruments. We will adopt statement 138 on January 1, 2001.

Our risk management policy is to protect our long-term debt at the lowest cost options available. We assess market conditions periodically to determine whether it is beneficial to enter into transactions which protect against interest rate fluctuations on the variable portion of our long-term debt.

On October 24, 2000, we entered into an interest rate swap agreement through Scotia Capital, Inc., a broker-dealer subsidiary of the bank of Nova Scotia. The agreement terminates on October 24, 2003. Interest rate swaps are contractual agreements between parties to exchange fixed and floating interest rate payments periodically, over the life of the agreements, without the exchange of underlying principal amounts. This swap is used to partially hedge an underlying debt obligation and is not marked to market.

The notional principal amount of this contract is $50,000,000 US Dollars. INTERMET will pay quarterly beginning January 24, 2001 a fixed interest rate of 6.469% with Scotia Capital, Inc. paying at the LIBOR rate. The LIBOR rate for the initial calculation period (October 24, 2000 through January 24, 2001) is 6.761%. We do not expect to terminate the swap prior to maturity. Had the swap been terminated at December 31, 2000, we would have been obligated to the counter-party for approximately $911,000.

We have designated this swap transaction as a cash flow hedge. The effectiveness of this hedge transaction will be assessed using the short cut method as it meets the criteria outlined in Statement 138. Therefore, the above hedge is considered to be perfectly effective. Therefore, the entire change in the fair value of the derivative will be recorded in other comprehensive income, and no hedge ineffectiveness is recorded in earnings.

15. INSURANCE CLAIMS


Neunkirchen Foundry

On May 20, 2000, INTERMET's Neunkirchen Foundry suffered a fire that caused extensive damage. There were no injuries resulting from the accident but the Foundry was shut down for a period of approximately two weeks. As of December 31, 2000, the plant is fully operational with a few minor repairs remaining. Local fire and law enforcement officials completed their investigation of the incident. The cause of the fire was deemed accidental. The assets lost and the resulting business interrupton are covered under the insurance policies INTERMET had in place for our Columbus Neunkirchen facility. As of December 31, 2000, we have reached settlement with our insurance company for the expenses and lost profit related to this incident.

New River Foundry

On March 5, 2000 our New River Foundry suffered an explosion which shutdown operations at the facility until November of 2000. Based on our investigation, our conclusion is that the incident was accidental. However, on September 5, 2000 the Virginia Department of Labor and Industry issued citations of alleged violations for applicable health and safety requirements and assessed fines in the total amount of $0.8 million which are included in "Other,net" in the accompanying statement of operations. The rebuild of our New River facility is substantially complete with only a few minor repairs remaining during first quarter of 2001. Both lines are now fully operational and New River's capacity is approximately the same as pre-accident levels. As of December 31, 2000 we have reached partial settlement with our insurance carriers related to the New River accident.

The resulting business interruption and loss of fixed assets is covered under INTERMET's insurance policies for the period. As of December 31, 2000 we have received settlements totaling $104.5 million with our insurance carriers for the determinable portion of the claim.


The settlement has been recorded as follows:

- For the year ended December 31, 2000, we recorded insurance recovery of approximately $19.6 million related to business interruption.
- We incurred accident-related expenses of approximately $40.1 million which were offset by insurance recovery within cost of sales.
- We recorded approximately $34.4 million for the replacement of property, plant and equipment, of this amount, $26.5 million has been recorded as a gain in "Other, net" in the accompanying statement of operations.
- At December 31, 2000, approximately $10.4 million remains as deferred revenue as well as $14.0 million as accounts receivable.