Form 10-K, Exhibit 13
period 2001-12-31
INTERMET CORP
filed 2002-02-26
CIK 745287

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

- Our ability to fully utilize the capacity available from the rebuilding of our New River facility within the timeframes we are projecting

- Our ability to meet the financial covenants set forth in our debt agreements

- Other risks as detailed from time to time in our filings with the Securities and Exchange Commission


WE DO NOT INTEND TO UPDATE THESE FORWARD-LOOKING STATEMENTS.


RESULTS OF OPERATION 2001 COMPARED TO 2000

For the year ended December 31, 2001, we had sales of $843 million compared to 2000 sales of $1,039 million, a decrease of $196 million or 18.9%. For operations continuing into 2001, sales were down $145 million or 14.7%, reflecting primarily the lower North American light vehicle builds in 2001, down from 17.2 million in 2000 to 15.5 million in 2001 - a drop of 1.7 million vehicles or 9.9%. The total North American vehicle production, at 15.8 million, was lower than 2000 build rates of 17.7 million by 1.9 million, or 11%. Losses for the year were ($8.7) million compared to net income of $40.9 million in 2000.

This decrease in our profitability can be traced to several issues we faced during this last fiscal year. First, our decreased profitability is mainly a result of the reduction in light vehicle builds. Compounding this was the reduction in business that did not return to us in 2001 because of the explosion. This year the 2000 accident not only resulted in a loss in sales, but also caused production issues at other plants as they tried to absorb capacity to keep all of our customers supplied in 2000 after the New River explosion. These production issues continued into 2001. We reduced our workforce over 25%, which caused some short term inefficiencies as the workforce was reduced and redeployed in different positions. Lastly, exchange rates had an unfavorable impact on our earnings of approximately $1.2 million when compared with the prior year.

The North American light vehicle builds for 2001 were 15.5 million, propped up after September 11, 2001 by the zero-percentage financing programs offered by the American automobile manufacturers. European light vehicle build weakened in the fourth quarter. Analysts are predicting builds in excess of 15 million in 2002; however actual results may materially differ in view of economic uncertainties.

Sales for the ferrous metals segment were $526 million in 2001 compared with $634 million in 2000, a decrease of $108 million, or (17%). The main factors contributing to this decrease were the downturn in the economy and the business that was lost because of the explosion at our New River plant.

Sales in the light metals segment were $301 million. This is a decrease of $33 million, or 10% compared with 2000 levels. The decrease is mainly due to the economy and recession in the automotive industry. As had previously been announced, on December 21, 2001, we closed our Alexander City, Alabama lost-foam aluminum plant ("Alexander City") and recognized pre-tax shutdown costs of $12.9 million, $11.7 million of which are non-cash charges. In the second quarter of 2001, we announced the shutdown of our Reynosa, Mexico machining operation (acquired with the Tool Products acquisition) and took a $0.6 million charge. Profitability in our light metals group, excluding the shutdown costs and goodwill amortization, increased $6.5 million on a pretax basis reflecting the impact of significant restructuring on our less capital-intensive segment.

Sales for our domestic continuing operations were $753 million in 2001, down $140 million or 15.9% from 2000. This was due to inventory adjustments made at the OEM's in the early part of the year followed by a slumping economy and a further slowdown with the events of September 11, 2001. The year finished with a pick-up from the OEM zero percent financing programs before moving into the December vacation shutdown period. In total, domestic sales were down $190 million after taking into account the sale of Iowa Mold Tool Co., Inc. ("IMT") in 2000.

Sales in our non-core businesses were down $54.5 million (77%) for the year. This decrease results mainly from the sale of IMT in 2000.

European sales during 2001, in local currency, were 3% below the previous year level. The effect of changes in exchange rates on 2001 consolidated sales was an unfavorable $2.7 million (2.9%) when compared with European sales using exchange rates for 2000.

Our gross profits for 2001 of $61.5 million were 7.2% of sales, down from the 2000 gross profit percentage of 12.1%. The lower demand from the weakening economy was a principal factor in our lower gross profit. The foundries are very capital intensive, resulting in a higher level of fixed costs in the operations than most manufacturing companies. We reacted to the downturn by reducing headcount and better utilizing our equipment. Sales generally do not uniformly reduce or increase across the company, which would allow for more efficient production scheduling. Some of our plants were operating very near to breakeven, where a small change in sales has an almost similar change in cost. Consequently, these plants operated less efficiently than the year before, since they were not able to reduce their breakeven costs in line with the sales drop. One of our ferrous facilities continued to be adversely affected by the repositioning of product transferred from other foundries. These inefficiencies combined with the lower overall volume at that plant caused this facility to report losses around $8.7 million after tax.

Selling, general and administrative expenses were down $9.4 million, and down slightly as a percent of sales at 3.5% from 2000 expenses at 3.7%. Goodwill amortization was about the same as 2000 at $6.3 million. In December, as part of the Alexander City plant closure, $1.9 million in goodwill was written off.

Other operating expense (income) for 2001 is primarily composed of the plant shutdown charges for the Alexander City plant ($12.9 million) and the Reynosa, Mexico plant ($0.6 million).

Net interest expense for the years ended December 31, 2001 and 2000 was $31.0 million and $39.3 million, respectively. This change was the result of a lower borrowing rate and lower debt levels in 2001. Interest expense capitalized was $1.1 million and $1.5 million in 2001 and 2000, respectively.

Diluted earnings per share, excluding plant shutdowns, was close to breakeven. Diluted earnings per share including the plant shutdowns was a loss of ($0.34).

The effective income tax rate for 2001 was 37.8%. For information concerning the provision for income taxes, as well as information regarding differences between effective tax rates and statutory rates, see Note 10 of the Notes to our Consolidated Financial Statements.

RESULTS OF OPERATIONS 2000 COMPARED TO 1999

Sales in 2000 were $1,039 million compared to 1999 sales of $957 million, an increase of $82 million or 8.6%. Sales for operations in place both years were 8.3% higher in 2000 than in 1999. Ferrous metals segment sales for 2000 were $634 million or 17.6% lower in 2000 than for 1999. The explosion of our plant at New River, the fire at our Neunkirchen facility, and closing of our Ironton facility had a negative impact on 2000 sales results. The decrease in sales is largely explained by these three events. Year over year sales for the ferrous segment from operations without regard to the events were $512 million in 2000 and $502 million in 1999. This represents an increase of 1.8% over 1999. This increase was due to the strong automobile industry during most of 2000.

Sales in the light metals segment for 2000 were $334 million, an increase of $232 million over 1999 levels. This increase was mainly due to the acquisition of Ganton Technologies, Inc. ("Ganton") and Diversified Diemakers, Inc. ("Diemakers") in December of 1999, which have been successfully integrated into our core operations. Light metal sales year over year for operations in place during both years were $104 million in 2000 and $97 million in 1999, an increase of $7 million, or 7.3%.

Sales in our non-core business were down about $14 million (16.2%) for the year. This decrease mainly results from the sale of IMT.

Sales for our domestic operations were up 11.4% in 2000 from the prior year, inclusive of the events mentioned above. Sales in 2000 for domestic operations in place for both periods increased $2.7 million from 1999, primarily because North American light vehicle production was an all-time record. In 2000, North American light vehicle production was 17.2 million units and exceeded 15 million units for the seventh consecutive year.

European sales during 2000, in local currency, approximated 1999 levels. Sales would have been up significantly over 1999 had it not been for the fire at our Neunkirchen Foundry. However, 2000 was still a record setting year for our European operations. This was due primarily to an increase in production and sales of light and heavy duty vehicles in Europe. The effect of changes in exchange rates on 2000 consolidated European sales was an unfavorable $13.8 million (12.6%) when compared with sales using exchange rates for 1999.

Gross profit for 2000 of $126 million was 12.1% in 2000 versus 12.8% in 1999. This decrease in our profitability can be traced to several issues the Company faced during 2000. First, our decreased profitability was a result of the reduction in operations due to the explosion at the New River foundry and the fire at our Neunkirchen foundry. These accidents also caused production issues at other plants as they tried to absorb the lost capacity due to these two accidents. Further, operating issues at two locations were primarily responsible for the negative effect on gross profit in 2000. Our lost foam operation had technical difficulties launching two new complex products, and our Columbus Foundry, a ductile iron casting operation, had extraordinary high costs related to the launch of a ductile iron casting as well as serious equipment start-up problems.

Selling, general and administrative expenses for 2000 were flat to the prior year and down slightly as a percent of sales at 3.7%, compared with 1999 expenses at 3.9%. Goodwill amortization in 2000 increased to $6.4 million from $4.2 million the prior year, as a result of the additional goodwill generated from the acquisition of Ganton and Diemakers in late 1999. In 2000, "Other operating (income) expenses" were attributable to the gain on the sale of IMT, offset by the first quarter operating results from Ironton and the write down of other non-core assets. In 1999, "Other operating (income) expenses" were primarily comprised of asset impairment and shutdown costs related to the shutdown of Ironton.

Other income for 2000 is composed primarily of gains related to the replacement of assets at our New River and Neunkirchen foundries, net of the write-off for destroyed assets. Insurance proceeds covered the replacement costs of these assets.

Interest expense for the years ended December 31, 2000 and 1999 was $39.2 million and $14.9 million, respectively. This change was a result of an increase in borrowings to purchase Ganton and Diemakers at the end of 1999, coupled with slightly higher interest rates for the period.

Diluted earnings per share for 2000 were $1.61. Diluted earnings per share from operations, excluding the events, asset impairment, and shutdown costs mentioned above, would have been $1.10 for 2000.

During 2000, we had various events impacting current operations and net income. On October 12, 2000, we sold our interest in IMT, resulting in a pre-tax gain of $22.3 million ($11.4 million net of taxes or $0.45 per diluted share). During 2000, INTERMET completed the shutdown of Ironton Iron, Inc. and incurred pre-tax loss of $6.1 million (net loss of $4.0 million or $0.16 per diluted share) during the first quarter. During the fourth quarter of 2000, INTERMET recorded a pre-tax workforce reduction charge of $1.7 million (net loss of $1.1 million or $0.04 per diluted share) and a loss in connection with the valuation of non-core assets of $7.5 million (net loss of $6.8 million or $0.27 per diluted share). Also in 2000, we had gains related to the replacement of assets as a result of the explosion at the New River foundry and the fire at the Neunkirchen foundry, both of which will be discussed further below. The pre-tax insurance gain, net of related costs, was $20.5 million (after-tax gain of $13.4 million or $0.53 gain per diluted share). The insurance gain was principally included in "other non-operating income and expense" on a pre-tax basis in the accompanying statements of operations, while the other one-time events impacting current operations and net income were included in "other operating expenses" on a pre-tax basis in the accompanying statements of operations.

The effective income tax rate for 2000, excluding the impact of the sale of non-core assets, was 43.5%. Sale of our investment in General Products and IMT caused the effective tax rate for the year to increase from 43.5% to 46.9%. During 1999, we implemented foreign tax strategies which, together with a change in German tax law, resulted in a decrease in the effective tax rate of approximately 18.6%. The effective tax rate for 1999 without the benefit of the foreign tax restructuring would also have been 43.5%. During 2000, we amortized $5.8 million in nondeductible goodwill, which also increased our effective tax rate. For information concerning the provision for income taxes as well as information regarding differences between effective tax rates and statutory rates, see Note 10 of the notes to our consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

During 2001, cash provided by operating activities was $71.6 million, as compared to $69.4 million in 2000. We were able to maintain strong cash flow from operations despite our loss during the year due to our increased focus on working capital management. Also included in 2001 was a non-recurring receipt of $30.6 million for insurance reimbursement.

Non-cash charges from depreciation and amortization were $58.5 million. Our investing activities for 2001 used cash of $36.4 million for the purchase of fixed assets. Bank and other borrowings decreased $35.8 million, in the aggregate, from the end of 2000. In addition, we paid $3.2 million in dividends during 2001 ($0.04 per share per quarter). The third quarter dividend was paid in January 2002.

Cash and cash equivalents decreased to $13.9 million at December 31, 2001 from $19.7 million at December 31, 2000 due in part to the timing of payments from significant customers and applying these funds at year-end to reduce debt.

Outstanding funded debt decreased from $399.2 million at December 31, 2000 to $363.4 million at December 31, 2001. The decrease in debt is primarily from cash provided from operations. Our debt-to-capital ratio at 59% was level with the prior year due to lower debt levels being offset by a reduction in equity as described below. Shareholders' equity decreased $26.1 million to $253.3 million at December 31, 2001. This change is due primarily to a $6.9 million pension adjustment, net losses of $8.7 million for the year, declared dividends of $4.1 million, $1.9 million for financial derivative adjustments, and a translation adjustment of $4.3 million from our foreign operations.

We, like many large manufacturing companies, have recurring costs related to environmental clean-up, pollution prevention measures and disposition of waste (principally non-hazardous waste) generated as part of ongoing operations. Such costs totaled approximately $10.0 million each in years 2001 and 2000 and $15.1 million in 1999. Although we continue to take various steps to control environmental costs, they are expected to increase in the future. A portion of our capital expenditures is regularly incurred to prevent or monitor pollution, principally for ventilation and dust control equipment. Sales volume levels and available engineering resources, among other factors, will influence the actual amount of capital expenditures.

We also have current and former operating entities that are potentially responsible for cleanup of known environmental sites. These include third party owned sites, as well as sites that are currently owned, or formerly owned, by us or our subsidiaries. For known environmental sites, we, with the assistance of environmental engineers and consultants, have accrued $6.3 million to cover estimated future environmental expenditures. This reserve includes $0.4 million related to the shutdown of Alexander City. There could exist, however, more extensive or unknown environmental situations for which the future cost is not known or accrued at December 31, 2001.

In addition to these recurring and anticipated expenditures, the 1990 amendments to the Federal Clean Air Act, and regulations promulgated thereunder are expected to have a major impact on the compliance cost of many U.S. companies, including foundries of the type we own. Until Federal and state governments adopt final regulations implementing those amendments and until certain control measures under existing regulations are determined, it is not possible to estimate such costs.

We are also a party to certain lawsuits and claims arising out of the conduct of our business, including those relating to commercial transactions, employment matters, product liability, environmental and safety and health matters. We self-insure a significant portion of our health care and property and casualty insurance risks. However, we purchase additional insurance for catastrophic losses. The events of September 11, 2001 caused extreme turmoil in the property and casualty insurance market. As a result, while we have insurance for catastrophic losses, our property deductible was increased to $10.0 million on November 1, 2001. A major property loss could have a significant impact on our operations.

While the contingencies mentioned above are estimates of our future obligations and their ultimate impact on us is unknown, we do not believe that these contingencies will have a material adverse effect on our consolidated financial position, results of operations or cash flows. However, we cannot be assured that our activities will not give rise to actions by private parties or governmental agencies that could cause us to incur liability from damages, fines, penalties, operational shutdowns, damages, cleanup costs or other similar expenses.

At December 31, 2001, we had commitments for the purchase of operating equipment of approximately $0.9 million, which we expect to fund through cash flow from operations. We have secured revolving credit agreements with a bank group that provide for loans up to $300 million in the aggregate, and a secured term loan with a balance of $171.7 million. We had $363.4 million of debt outstanding at December 31, 2001. All of the term loan is due in December of 2002. We presently expect to refinance the $171.7 million term loan with a receivables securitization program of our domestic receivables early in 2002 and refinance the remaining current portion of long-term debt by accessing the capital markets. Based on the end of 2001 cash position and our projections for 2002, the current portion of the long term debt could be covered through working capital availability, and availability under our line of credit. However, this liquidity could be affected by a downturn in the economy in which we operate which would have a negative affect on our financial ratios and thereby reduce bank financing availability. In addition, uncertainty in the capital markets or a decline in the credit worthiness of our receivable portfolio could also have a negative affect. We had committed and uncommitted bank credit facilities with unused borrowing capacity of $103.9 million at December 31, 2001.

Our debt agreements require us to maintain certain financial ratios. We are in compliance with our covenants as of December 31, 2001:

     Financial Covenant                                       Requirement             Actual
     ------------------                                     -----------------     ---------------
     Fixed charge coverage ratio                               >  1.25 : 1            1.39 : 1
                                                               -

     Consolidated EBITDA to consolidated
       interest expense                                        >  2.75 : 1            2.81 : 1
                                                               -

     Funded debt to consolidated EBITDA                        <  4.50 : 1            4.28 : 1
                                                               -

     Capital expenditures ($000)                               <   $50,000             $36,368
                                                               -

If our operations deteriorate and we were unable to obtain a waiver from our lenders, our debt would be in default with our lenders and our loans could be called. Due to cross-fault provisions in a majority of our debt agreements, approximately 88% of our debt might be due if any of the debt is in default. We believe our results of operations will improve for the year ending December 31, 2002 and thereafter assuming the automotive market and the economy do not worsen. We believe with a stable U.S. and European economy, default is unlikely. We also believe our lenders would provide us with waivers if necessary. However, our expectations of future operating results and continued compliance with our debt covenants cannot be assured and our lenders' actions are not controllable by us. If our projections of future operating results are not achieved and our debt is placed in default, we would experience a material adverse impact on our reported financial position and results of operation.

The Company is not involved in any related party transactions whereby the related party or the Company is receiving any benefit, except for our transactions with PortCast-Fundicao Nodular, S.A. (our 50% Portuguese joint venture) where we receive management and technical support fees.

ASSET IMPAIRMENT AND SHUTDOWN

In October 2001, we announced plans to permanently close our Alexander City aluminum plant in mid December 2001 and subsequently closed operations December 21, 2001. Alexander City is included in the light metals segment of the Reporting for Business Segments footnote, which is footnote 2 to our consolidated financial statements. The lost foam aluminum plant was purchased in 1995 and had employed 117 people prior to its closing. Alexander City had significant operational difficulties with launches of very complex components in late 2000 through the first quarter of 2001 causing its two principal customers to question the viability of the facility. Our two customers began a re-sourcing process that became too difficult and expensive to be retracted once the turnaround at the plant had occurred. Alexander City had revenues of $39 million, $23 million and $15 million, and net losses of approximately $9.8 million, $10.9 million, and $1.7 million for the years ended 2001, 2000, and 1999, respectively. The net loss of $9.8 million for 2001 includes charges for asset impairment and shutdown of $8.4 million after tax.

The decision to close this plant was the principal reason we recorded a $11.7 million charge for impairment of assets and a $1.2 million charge for shutdown costs in the fourth quarter of 2001. All of the charges are included in "Other operating expenses" in the accompanying statements of operations. The charge included a write-down of $9.8 million to fair market value for capital assets and inventories; site remediation and disposal costs of $0.7 million; goodwill of $1.9 million; provisions totaling $0.4 million for severance (for 18 salaried employees) and employee pay related costs, and $0.1 million in legal costs. The accrual for shutdown costs of $1.2 million is included in "Accrued liabilities" in the accompanying balance sheet in 2001. We intend that the assets will be sold.

In December of 1999, we announced plans to permanently close our Ironton Iron, Inc. Foundry. Ironton is included in the ferrous metals segment of the Reporting for Business Segments footnote. Ironton had revenues of $6 million and $57 million and net losses of approximately $4.4 million and $22.8 million for the years ended December 31, 2000 and 1999, respectively. Operations at the foundry continued through the first quarter of 2000 in order to fulfill customer needs. The results of current operations for 2000 have been classified within "Other operating expenses" on the accompanying statements of operations. The foundry ceased operations at the end of the first quarter of 2000 and demolition was completed during the second quarter of 2001. The facility utilized the proceeds from the sale of certain assets of $0.3 million and $4.5 million during 2001 and 2000, respectively, to fund the cost of demolishing the foundry. Also, during 2001 and 2000, $0.7 million and $1.4 million of the assets remaining at the facility at December 31, 1999 were transferred to our other facilities.

The decision to close the Ironton foundry was the principal reason for recording an $18.5 million charge for impairment of assets and shutdown costs in the fourth quarter of 1999, which was included in the accompanying statements of operations in 1999. The charge included a writedown of $10.7 million to fair value for capital assets; building demolition and remediation costs of $6.6 million; and provisions totaling $1.2 million for severance pay and employee benefits.

During 2001 and 2000 we incurred $1.5 million and $5.2 million, respectively, related to Ironton for demolition and environmental remediation and $0.4 million and $1.0 million, respectively, for wages and benefits. These expenditures were accrued for at December 31, 1999. Also during 2000 we paid $1.0 million in severance and benefits relating to the 500 union employees at Ironton, which was not previously accrued.

In December of 2000, we recorded a charge in connection with a writedown of the value of certain assets of our non-core operations. The basis for the writedown was poor operating results from these non-core assets. In determining the amount of the necessary reserve, we utilized discounted future cash flows. Based on this evaluation we have decreased the carrying value of these assets by $7.5 million. This amount eliminated $5.7 million of goodwill and $1.8 million of fixed assets.

IMPACT OF INSURANCE PROCEEDS IN 2001 AND 2000

In the first half of 2000, we suffered two extensive losses: an explosion on March 5, 2000 at our New River Foundry, which shut down operations at that facility until November of 2000, and a fire at our Neunkirchen Foundry in May of 2000 that caused extensive damage, shutting down the foundry for two weeks. (See
Note 15, Insurance Claims, of the Notes to our Consolidated Financial
Statements).

The resulting business interruption and loss of fixed assets was covered under our insurance policies for the period. At December 31, 2000 approximately $10.4 million was recorded as deferred revenues and $16.0 million as accounts receivable. As of December 31, 2001 we had received final settlements totaling $133.8 million with our insurance carriers, $30.6 million in 2001 and $103.2 million in 2000.

The settlement for these two losses has been recorded as follows:

- For the year ended December 31, 2001, we recorded insurance recovery of approximately $13.4 million related to business interruption for a total over the two years of $41.7 million for the claims made in 2000 mentioned above. Business interruption recovery monies offset cost of sales.
- We incurred accident-related expenses in total of $53.4 million, which were offset by insurance recovery within cost of sales, $7.8 million in 2001 and $45.6 million in 2000.
- In total, we recorded approximately $37.6 million for the replacement of property, plant and equipment. Of this amount, $3.2 million and $26.5 million has been recorded as a gains in "Other, net" in the accompanying statement of operations in 2001 and 2000, respectively.
- At December 31, 2001, approximately $0.2 million remains as deferred revenue and $0.9 million as accrued costs. No monies were still receivable.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
We have exposure to four types of market risk. The first is the risk of interest rate changes and how it impacts our current results. Second, we have risk with regard to foreign currency and its impact on our international operating results. Third, we have risk related to commodity pricing which, based on current pricing trends, has been immaterial to us with the exception of energy costs. Our energy costs more than doubled during the last quarter of 2000 and continued at the higher cost level through the first half of 2001. Though we have seen a softening of these costs, the overall trend does represent a risk to our operating results. Last, we have consumer risk. We operate principally in the cyclical automotive industry, which is currently in a recession. A further weakening of the economy does represent a risk to our operating results.

Most of our debt is variable rate debt. However, we have entered into an interest rate swap on $50 million to reduce the impact of a significant interest rate fluctuation. Nonetheless, a 1% change in interest rates on the debt not covered by swap agreements would have changed net income approximately $2.8 million, $2.5 million and $2.6 million for 2001, 2000 and 1999, respectively. This interest rate sensitivity analysis does not consider the effects of the reduced or increased level of overall economic activity that could result from a change in interest rates.

Due to the size of our European operations, our earnings are also affected by fluctuations in the value of the U.S. dollar as compared to foreign currencies, predominately in Germany. A 5% change in the value of the dollar relative to the currencies in which our sales are denominated (the Euro starting in 2001) would have resulted in a change in net income of approximately $2.0 million, $1.0 million, and $0.5 million for the years ended December 31, 2001, 2000, and 1999 respectively. This sensitivity analysis of the effects of the changes in foreign currency exchange rates does not factor in a potential change in the sales levels or local currency sales prices.

CRITICAL ACCOUNTING POLICIES

ACCOUNTS RECEIVABLE - SIGNIFICANT CUSTOMER
We generate approximately 21% of our revenues and corresponding accounts receivable from sales to a single customer in the automotive manufacturing industry. As of December 31, 2001, about $19 million of accounts receivable were attributable to this customer. If our primary customer experiences significant adverse conditions in its industry or operations, including the continued impact of the current downturn in demand for new automobiles, our customer may not be able to meet its ongoing financial obligations to us for prior sales or complete the purchase of additional products from us.

ALLOWANCE FOR DOUBTFUL ACCOUNTS
We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of customer charge-backs or a specific customer's inability to meet its financial obligations to us, we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. Unless active discussions/negotiations with the specific customer are occurring, we record bad debt charges based on our past loss history and the length of time the receivables are past due. In those situations with active discussions, the amount of bad debt recognized is based on the status of the discussions. If circumstances change, our estimates of the recoverability of amounts due us could be reduced by a material amount.

VALUATION OF FINANCIAL INSTRUMENTS
Cash and cash equivalents have a readily identified market value. For debt, we evaluate the year end market rates for similar debt instruments to assess fair value. We obtain the fair value of the interest rate swaps, as noted in Note 14, from dealer quotes. These values represent the estimated amount we would receive or pay to terminate agreements taking into consideration current interest rates and the creditworthiness of the counter-parties.

DEFERRED TAX ASSETS
As of December 31, 2001, we have approximately $5.5 million of deferred tax assets related principally to a foreign tax credit that expires in 2006, for which no valuation allowance has been recorded. We expect to fully realize these assets since we project both sufficient foreign source income and sufficient U.S. tax liabilities before their expiration. We also have additional net deferred tax assets of $13.8 million. The realization of these assets is based upon estimates of future taxable income. In preparing estimates of future taxable income, we have used the same assumptions and projections utilized in our internal 3-year forecasts and 5-year estimates. Based on these projections, we expect to achieve an increase in income principally through increased sales from recovery in the automotive industry in general and increased new business while continuing cost reductions.

DERIVATIVES
In 2001 the company adopted FAS 133, "Accounting for Derivative Instruments and Hedging Activities." We may hold derivative financial instruments to hedge a variety of risk exposures including interest rate risks associated with our long-term debt, foreign currency fluctuations for transactions with our overseas subsidiaries and customers, and purchase commitments for certain raw materials used in our production processes. At December 31, 2001 and 2000, we held an interest rate swap. This derivative qualifies for hedge accounting as discussed in Note 14 to our consolidated financial statements.

We do not participate in speculative derivatives trading. Hedge accounting results when we designate and document the hedging relationships involving these derivative instruments. While we intend to continue to meet the conditions for hedge accounting, if a hedge did not qualify as highly effective or if we did not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings.

To hedge interest rate risk, an interest rate swap is used in which we pay a fixed rate and receive a variable rate. This instrument is valued using the market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments. The variable cash payments are based on an expectation of future interest rates derived from observed market interest rate curves. We have not changed our methods of calculating these fair values or developing the underlying assumptions. The value of these derivatives will change over time as cash receipts and payments are made and as market conditions change. We do not believe we are exposed to more than a nominal amount of credit risk in our interest rate and/or foreign currency hedges, as the counter parties are established, well capitalized financial institutions. Information about the fair values, notional amounts, and contractual terms of these instruments can be found in Note 14 to our consolidated financial statements.

To hedge foreign currency risks, we may use exchange-traded options and futures contracts. The fair values of these instruments are determined from market quotes. In addition, from time to time, we have used over-the-counter forward contracts in hedging these risks. These forward contracts are valued in a manner similar to that used by the market to value exchange traded contracts; that is, using standard valuation formulas with assumptions about future foreign currency exchange rates derived from existing exchange rates, commodity prices and interest rates observed in the market. There were no forward exchange contracts outstanding at December 31, 2001 or 2000, to hedge foreign currency risks.

In addition to the above derivative financial instruments, we have other contracts that have the characteristics of derivatives but are not required to be accounted for as derivatives. These contracts for the physical delivery of commodities qualify for the normal purchases and normal sales exception under FAS133 as we take physical delivery of the commodity and use it in the production process. This exception is an election and, if not elected, these contracts would be carried in the balance sheet at fair value with changes in the fair value reflected in income. These contracts cover our base raw materials and energy.

LONG-LIVED ASSETS
We evaluate our property, plant, and equipment for impairment whenever indicators of impairment exist. Our current estimates of recoverability for approximately $541 million of domestic long-lived assets for which impairment indicators were present (principally due to the drop in volume from the economic recession and the plant explosion) indicated that overall those assets would not have been recoverable if our estimates of future cash flows had been 25% lower than our current estimate. Our recoverability estimates are based on estimates of future operating results of the various facilities. Estimates of future cash flows used to test the assets for recoverability were based on current operating projections extended to the useful life of the asset groups for which the company measures profits.

In first quarter of 2002, we expect to adopt FAS 141, Business Combinations, and FAS 142, Goodwill and Other Intangible Assets. The adoption of FAS 141 is expected to have little impact on the company as acquisitions have typically been accounted for under purchase accounting. Application of the nonamortization provisions in FAS 142 is expected to result in an increase of about 23 cents in earnings per diluted share. During 2002, we will perform the first of the impairment tests of goodwill as of January 1, 2002. It has not yet been determined what the effect might be, if any, that these tests will have on the earnings and financial position of the company.

LITIGATION AND TAX CONTINGENCIES
We have been notified that we are a defendant in a number of legal proceedings associated with environmental, employment, commercial, and other matters. We do not believe we are a party to any legal proceedings that will have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions related to these proceedings.

We have accrued our best estimate of the probable cost for the resolution of these claims. This estimate has been developed in consultation with counsel that is handling our defense in these matters and is based upon a combination of litigation and settlement strategies. To the extent additional information arises or our strategies change, it is possible that our best estimate of our probable liability in these matters could change. We recognize the costs of legal defense in the periods incurred. Accordingly, the future costs of defending claims are not included in our estimated liability.

Occasionally we are subject to examination from domestic and foreign tax authorities regarding the amount of taxes due. These examinations include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with our various filing positions, we record reserves for probable exposures. Based on our evaluation of tax positions, we believe we have appropriately accrued for probable exposures. To the extent we were to prevail in matters for which accruals have been established or be required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted. In addition, one of our two open tax years is undergoing examination by the United States Internal Revenue Service as of December 31, 2001.

                        Consolidated Financial Statements

                              INTERMET Corporation

                  Years ended December 31, 2001, 2000 and 1999
                       with Report of Independent Auditors

                         Report of Independent Auditors


The Board of Directors and Shareholders
INTERMET Corporation

We have audited the accompanying consolidated balance sheets of INTERMET Corporation as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. Our audits also include the financial statement schedule included as item 14(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of INTERMET Corporation at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                           /s/ Ernst & Young LLP

Detroit, Michigan
February 6, 2002

                              INTERMET Corporation

                      Consolidated Statements of Operations

                                                                                Years ended December 31,
                                                                       2001                2000                1999
                                                                 -----------------    -----------------    --------------
                                                                     (in thousands of dollars, except per share data)
Net sales                                                               $843,173          $1,038,844          $956,832
Cost of sales                                                            781,650             913,262           834,545
                                                                 -----------------    -----------------    --------------
Gross profit                                                              61,523             125,582           122,287



Selling, general and administrative                                       29,177              38,546            37,473
Goodwill amortization                                                      6,328               6,353             4,154
Other operating expenses (income)                                         13,427              (8,009)           18,499
                                                                 -----------------    -----------------    --------------
Operating profit                                                          12,591              88,692            60,126

Other income and expenses:
   Interest expense, net                                                 (31,025)            (39,261)          (14,905)
   Other, net                                                              4,431              27,668             1,197
                                                                 -----------------    -----------------    --------------
                                                                         (26,594)            (11,593)          (13,708)

                                                                 -----------------    -----------------    --------------
Income (loss) before income taxes                                        (14,003)             77,099            48,453
Income tax (benefit) expense                                              (5,300)             36,191            12,076
                                                                 -----------------    -----------------    --------------
Net (loss) income                                                       $ (8,703)            $40,908           $36,377
                                                                 =================    =================    ==============

Net (loss) income per common share                                      $  (0.34)            $  1.61           $  1.43
                                                                 =================    =================    ==============

Net (loss) income per common share - assuming
  dilution                                                              $  (0.34)            $  1.61           $  1.42
                                                                 =================    =================    ==============

See accompanying notes.

                              INTERMET Corporation

                 Consolidated Statements of Comprehensive Income

                                                                                 Years ended December 31,
                                                                       2001                2000               1999
                                                                 -----------------    ----------------    --------------
                                                                     (in thousands of dollars, except per share data)
Net (loss) income                                                     $(8,703)               $40,908           $36,377
Other comprehensive income (loss), net of tax:
  Foreign currency translation adjustment                              (4,278)                  (129)           (1,155)
  Derivative instrument adjustment                                     (1,858)                     -                 -
  Minimum pension liability adjustment                                 (6,890)                     -               849
                                                                 -----------------    ----------------    --------------
Total other comprehensive (loss)                                      (13,026)                  (129)             (306)
                                                                 -----------------    ----------------    --------------

Comprehensive (loss) income                                          $(21,729)               $40,779           $36,071
                                                                 =================    ================    ==============

See accompanying notes.

                              INTERMET Corporation

                           Consolidated Balance Sheets

                                                                                  December 31,
                                                                            2001               2000
                                                                       ---------------     -------------
                                                                           (in thousands of dollars)
Assets
Current assets:
   Cash and cash equivalents                                                 $13,866            $19,737
   Accounts receivable:
     Trade, less allowances of $10,727 in 2001 and
         $9,451 in 2000                                                       95,601            125,745
      Other                                                                   16,439              9,136
                                                                       ---------------     -------------
                                                                             112,040            134,881

   Inventories:
     Finished goods                                                           15,756             17,865
     Work in process                                                          12,080             21,816
     Raw materials                                                             6,259              8,940
     Supplies and patterns                                                    37,762             45,249
                                                                       ---------------     -------------
                                                                              71,857             93,870

   Deferred income taxes                                                      29,461             13,999
   Other current assets                                                        4,171             17,961
                                                                       ---------------     -------------
Total current assets                                                         231,395            280,448

Property, plant and equipment, at cost:
   Land                                                                        5,204              5,408
   Buildings and improvements                                                122,425            116,181
   Machinery and equipment                                                   505,025            467,819
   Construction in progress                                                   13,983             46,724
                                                                       ---------------     -------------
                                                                             646,637            636,132
 Less:
   Accumulated depreciation and foreign industrial development
   grants, net                                                               275,881            238,498
                                                                       ---------------     -------------

Net property, plant and equipment                                            370,756            397,634
Intangible assets, net of amortization                                       217,016            224,873
Other non-current assets                                                      24,166             15,841
                                                                       ---------------     -------------
                                                                            $843,333           $918,796
                                                                       ===============     =============

                              INTERMET Corporation

                           Consolidated Balance Sheets



                                                                                  December 31,
                                                                            2001               2000
                                                                       ---------------     -------------
                                                                           (in thousands of dollars,
                                                                        except share and per share data)

Liabilities and shareholders' equity
Current liabilities:
   Accounts payable                                                          $81,244          $103,501
   Accrued wages, severance and benefits                                      28,822            31,520
   Accrued liabilities                                                        34,186            51,035
   Long-term debt due within one year                                        173,352           216,479
                                                                       ---------------     -------------
Total current liabilities                                                    317,604           402,535

Noncurrent liabilities:
   Long-term debt                                                            190,070           182,687
   Retirement benefits                                                        60,583            45,685
   Other noncurrent liabilities                                               21,796             8,479
                                                                       ---------------     -------------
Total noncurrent liabilities                                                 272,449           236,851

Shareholders' equity:
   Preferred stock; 5,000,000 shares authorized; none issued Common stock, $0.10 par value; 50,000,000 shares authorized;
     25,415,324 and 25,393,824 shares issued and outstanding in 2001
     and 2000                                                                  2,590             2,590
   Capital in excess of par value                                             56,761            57,110
   Retained earnings                                                         207,512           220,279
   Accumulated other comprehensive loss                                      (13,389)             (363)
   Unearned restricted stock                                                    (194)             (206)
                                                                       ---------------     -------------
Total shareholders' equity                                                   253,280           279,410
                                                                       ---------------     -------------
                                                                            $843,333          $918,796
                                                                       ===============     =============

See accompanying notes.

                              INTERMET Corporation
                      Consolidated Statements of Cash Flows

                                                                                          Years ended December 31,
                                                                                  2001             2000              1999
                                                                             --------------    -------------    --------------
                                                                                        (in thousands of dollars)
Operating activities:
Net income                                                                        ($8,703)         $40,908           $36,377
Adjustments to reconcile net income to cash provided by operating activities:
   Depreciation                                                                    52,149           45,122            35,140
   Amortization                                                                     7,823            8,600             4,978
   Impairment of assets                                                            11,734            7,476            10,811
   Results of equity investments                                                     (964)            (782)             (337)
   Deferred income taxes                                                           (4,086)          14,459            (6,391)
   Dissolution of foreign holding                                                       -                -                 -
   (Gain) loss on sale of subsidiary and other assets                                 (73)         (22,392)              692
   Gain on insurance proceeds from involuntary conversion of assets                (3,220)         (26,502)                -
   Changes in operating assets and liabilities excluding the effects of acquisitions and dispositions:
     Accounts receivable                                                           21,504           30,835           (18,688)
     Inventories                                                                   21,375            1,844            (4,811)
     Accounts payable and current liabilities                                     (40,593)         (10,490)           10,305
     Shutdown costs                                                                 1,186                -             7,789
     Other assets and liabilities                                                  13,462          (19,723)           (5,606)
                                                                             --------------    -------------    --------------
Cash provided by operating activities                                              71,594           69,355            70,259

Investing activities:
   Additions to property, plant and equipment                                     (36,368)         (57,747)          (78,743)
   Additions to property, plant and equipment from insurance                       (3,389)         (34,414)                -
   Proceeds from insurance for replacement of property, plant and equipment         3,389           34,414                 -
   Purchase of businesses, net of cash acquired                                         -                -          (274,338)
   Investment in joint venture                                                          -                -            (4,500)
   Proceeds from sales of assets                                                                    10,309             1,032
   Proceeds from sale of subsidiary                                                     -           53,903                 -
   Other, net                                                                           -           (1,628)             (418)
                                                                             --------------    -------------    --------------
Cash provided by (used in) investing activities                                   (36,368)           4,837          (356,967)

Financing activities:
   Net change in revolving credit facility                                          9,000          (54,500)          193,500
   Proceeds from (Payoff of) term loan                                            (43,250)               -           200,000
   Repayment of revolving credit facility                                                                -          (130,000)
   Change in other debt                                                            (1,494)          (1,307)           31,342
   Payment on notes payable                                                             -                -            (5,000)
   Acquisition of treasury stock                                                        -                -            (6,833)
   Issuance (purchase) of common stock                                               (349)             452               114
   Dividends paid                                                                  (3,183)          (4,061)           (4,076)
   Other, net                                                                           -             (140)              849
                                                                             --------------    -------------    --------------
Cash provided by (used in) financing activities                                   (39,276)         (59,556)          279,896

Effect of exchange rate changes on cash and cash equivalents                       (1,821)           1,685             4,380
                                                                             --------------    -------------    --------------
Net increase (decrease) in cash and cash equivalents                               (5,871)          16,321            (2,432)
Cash and cash equivalents at beginning of year                                     19,737            3,416             5,848
                                                                             --------------    -------------    --------------
Cash and cash equivalents at end of year                                          $13,866          $19,737            $3,416
                                                                             ==============    =============    ==============

See accompanying notes.

                              INTERMET Corporation

                 Consolidated Statements of Shareholders' Equity


                                                                               Years ended December 31,
                                                                       2001               2000                1999
                                                                 -----------------    --------------     --------------
                                                               (in thousands of dollars, except share and per share data)
Common stock
Beginning balance                                                        $2,590             $2,585            $2,583
Exercise of options to purchase  26,000, and 14,000 shares of
  common stock in 2000 and 1999                                               -                  5                 2
                                                                 -----------------    --------------     --------------
Ending balance                                                            2,590              2,590             2,585

Capital in excess of par value
Beginning balance                                                        57,110             56,661            63,382
Exercise of options to purchase shares of common stock                        -                449               112
Purchase of 104,000 shares for deferred compensation plan                  (349)                 -                 -
Purchase of 509,000 shares of treasury stock                                  -                  -            (6,833)
                                                                 -----------------    --------------     --------------
Ending balance                                                           56,761             57,110            56,661

Retained earnings
Beginning balance                                                       220,279            183,432           151,131
Net income (loss)                                                        (8,703)            40,908            36,377
Cash dividends of $0.16 per share in 2001, 2000 and 1999                 (4,064)            (4,061)           (4,076)
                                                                 -----------------    --------------     --------------
Ending balance                                                          207,512            220,279           183,432

Accumulated translation adjustment
Beginning balance                                                          (363)              (234)              921
Translation adjustment                                                   (6,582)              (198)           (1,777)
Related income tax effect                                                 2,304                 69               622
                                                                 -----------------    --------------     --------------
Ending balance                                                           (4,641)              (363)             (234)

Derivative instrument adjustment
Beginning balance                                                             -                  -                 -
Adjustment                                                               (2,858)                 -                 -
Related income tax effect                                                 1,000                  -                 -
                                                                 -----------------    --------------     --------------
Ending balance                                                           (1,858)                 -                 -

Minimum pension liability adjustment
Beginning balance                                                             -                  -              (849)
Adjustment                                                              (10,600)                 -             1,306
Related income tax effect                                                 3,710                  -              (457)
                                                                 -----------------    --------------     --------------
Ending balance                                                           (6,890)                 -                 -

Unearned restricted stock
Beginning balance                                                          (206)               (67)             (163)
Issuance of 23,000 and 30,000 shares of common stock in 2001
  and 2000                                                                  (64)              (251)                -
Amortization                                                                 76                112                96
                                                                 -----------------    --------------     --------------
Ending balance                                                             (194)              (206)              (67)
                                                                 -----------------    --------------     --------------
Total shareholders' equity                                             $253,280           $279,410          $242,377
                                                                 =================    ==============     ==============

See accompanying notes.

                              INTERMET Corporation

                   Notes to Consolidated Financial Statements


                  Years ended December 31, 2001, 2000 and 1999


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements, presented in conformity with accounting principles generally accepted in the United States ("GAAP"), include the accounts of INTERMET Corporation ("INTERMET") and its subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation. All subsidiaries have a fiscal year ending December 31.

Business

INTERMET produces ferrous metals castings, including ductile and gray iron, and light metals castings, including aluminum, magnesium and zinc. In addition, we perform value-added services, principally for automotive manufacturers in North America and Europe. We also supply precision-machined components to automotive and other industrial customers.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts previously reported in the 2000 and 1999 financial statements and notes thereto have been reclassified to conform to the 2001 presentation.

Revenue Recognition

We recognize revenue upon shipment of products. Tooling revenue is recognized when billed either on completion of the tool or through the piece price as agreed in the purchase order.

Shipping and Handling Costs

We record shipping and handling costs as component of "Cost of sales" within our statements of operations.

Cash and Cash Equivalents

All short-term investments with original maturities of less than 90 days are deemed to be cash equivalents for purposes of the statements of cash flows.

                              INTERMET Corporation

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derivatives

As of January 1, 2001 we adopted FAS 133, "Accounting for Derivative Instruments and Hedging Activities." FAS 133 requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. The adoption of FAS133 did not have a material impact on our financial statements. We do not participate in speculative derivatives trading.


Inventories

Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out ("LIFO") method for 6% of both the December 31, 2001 and 2000 inventories. If LIFO inventories were valued using the same cost methods used for other inventories, their carrying values would have increased by $1,191,000 and $1,149,000 at December 31, 2001 and 2000, respectively. Certain raw materials and supplies inventories are valued on a weighted average cost basis; average production cost is used for certain work in process and finished goods inventories and other inventories are valued by the first-in, first-out ("FIFO") method. The specific identification method is used for pattern inventories. Supplies inventories are evaluated for obsolescence based on length of time in the store room and expected near term use.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The provision for depreciation and amortization of property, plant and equipment is determined on the basis of estimated useful lives using the straight-line method. Industrial development grants provided by the Federal and state governments of Germany are included as reductions of property, plant and equipment and are being amortized over the estimated useful lives of the related assets. We evaluate our property, plant and equipment for impairment whenever indicators of impairment exist. Our recoverability estimates are based on estimates of future operating results of the various facilities. Estimates of future cash flows used to test the assets for recoverability are based on current operating projections extended to the useful life of the asset group for which we measure profits.

Intangible Assets

Intangible assets of $217,016,000 and $224,873,000 (net of accumulated amortization of $21,859,000 and $15,531,000) at December 31, 2001 and 2000,
respectively, consist principally of costs in excess of net assets acquired. We amortize these costs using the straight-line method over periods ranging principally over forty years. In setting the life of intangibles, we consider the long-term strategic value of the acquired assets. We evaluate our intangible assets for impairment whenever indicators exist. Our recoverability estimates are based on a review of projected undiscounted cash flows of the related operating entities.

In first quarter of 2002, we expect to adopt FAS 141, Business Combinations, and FAS 142, Goodwill and Other Intangible Assets. The adoption of FAS 141 is expected to have little impact on the company as acquisitions have typically been accounted for under purchase accounting. Application of the nonamortization provisions in FAS 142 is expected to result in an increase of about 23 cents in earnings per diluted share. During 2002, we will perform the first of the impairment tests of goodwill as of January 1, 2002. It has not yet been determined what effect, if any, that these tests will have on the earnings and financial position of the company.

                              INTERMET Corporation

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value. The fair value of our debt approximates the reported amounts in the accompanying consolidated balance sheets as their respective interest rates approximate the respective year end market rates for similar debt instruments. We obtain the fair value of the interest rate swaps, as noted in Note 14, from dealer quotes. These values represent the estimated amount we would receive or pay to terminate agreements taking into consideration current interest rates and the creditworthiness of the counter-parties.

Stock-Based Compensation

We generally grant stock options for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. We account for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", and, accordingly, recognize no compensation expense for the stock option grants. We use the Black-Scholes option pricing model to estimate fair value of our stock options as described in
Note 7.

Joint Venture Accounting

Joint venture investments of 50% or less are considered minority investments and are accounted for under the equity method. Our 50% investment in Portcast is accounted for on the equity method and our equity in the results of the venture is included in other income and expense.

Prepaid Expenses

We recognize payments made in advance for future services (e.g., insurance premiums) as prepaid expenses and include them in other current assets.

                              INTERMET Corporation

2.   REPORTING FOR BUSINESS SEGMENTS

We evaluate the operating performance of our business units individually. We have aggregated operating segments that have similar characteristics, including manufacturing processes and raw materials. The ferrous metals segment consists of ferrous foundry operations and their related machining operations. The light metals segment consists of aluminum, magnesium and zinc casting operations and their related machining operations. Due to changes in the makeup of the other segment, the Company has realigned the other segment to include the operations which do not fall within the ferrous metals segment or the light metals segment. These operations have been combined with the corporate business unit and its related expenses and eliminations. This realigned segment is referred to as corporate and other. Certain administrative costs such as interest and amortization are included within the corporate and other segment. This information is displayed in the following table.

                                                                                            Corporate
                                                         Ferrous Metals    Light Metals     and Other        Consolidated
                                                         --------------    ------------     ---------        ------------
                                                                             (in thousands of dollars)
Year ended December 31, 2001
   Net sales                                                  $526,281          $300,745        $16,147           $843,173
   Depreciation expense                                         27,834            20,274          3,866             51,974
   Amortization expense                                              -                 -          6,328              6,328
   Interest expense                                              6,781             6,003         18,241             31,025
   Provision for income taxes                                    4,588              (691)        (9,197)            (5,300)
   Net income                                                    8,398            (3,346)       (13,755)            (8,703)
   Purchases of property, plant and equipment*                  20,986            14,440            942             36,368

December 31, 2001
   Total assets                                               $455,034          $234,806       $153,493           $843,333

Year ended December 31, 2000
   Net sales                                                  $634,392          $333,851        $70,601         $1,038,844
   Depreciation expense                                         23,072            19,482          2,568             45,122
   Amortization expense                                              -                 -          6,353              6,353
   Interest expense                                              6,128             7,081         26,052             39,261
   Provision for income taxes                                   34,770             1,555          (134)             36,191
   Net income                                                   52,996             1,063       (13,151)             40,908
   Purchases of property, plant and equipment*                  36,283            17,691          3,773             57,747

December 31, 2000
   Total assets                                               $492,081          $401,655        $25,060           $918,796

Year ended December 31, 1999
   Net sales                                                  $770,393          $102,239        $84,200           $956,832
   Depreciation expense                                         27,780             3,925          3,435             35,140
   Amortization expense                                              -                 -          4,154              4,154
   Interest expense                                              8,448             2,065          4,392             14,905
   Provision for income taxes                                   21,050             1,415       (10,389)             12,076
   Net income                                                   27,038             1,851          7,488             36,377
   Purchases of property, plant and equipment                   60,813            13,661          4,269             78,743

December 31, 1999
   Total assets                                               $410,001          $388,055       $159,236           $957,292

* Does not include capital recovered through insurance - $3,389,000 and $34,414,000 in 2001 and 2000, respectively.

                              INTERMET Corporation

3.   ACQUISITIONS AND DISPOSITIONS

On October 12, 2000, we sold our interest in Iowa Mold Tooling Co. Inc., ("IMT"). This was a consolidated subsidiary that is included in "Corporate and other" in the Reporting for Business Segments footnote. This sale is indicative of our commitment to place emphasis on our core business. We sold our interest in IMT for $53.9 million. The pre-tax gain of $22.3 million is included in "Other operating (income) expenses" in the accompanying statements of operations in 2000.


On March 7, 2000, we sold our equity interest in General Products Corporation for $10.3 million, net of expenses. We realized a pretax gain from the transaction of $762,000. Prior to the sale, General Products was an equity investment included in "Other non-current assets".


On December 20, 1999, we acquired all of the issued and outstanding stock of Diversified Diemakers, Inc. ("Diemakers") and Ganton Technologies, Inc. ("Ganton") for a purchase price of $270,000,000. We accounted for this transaction using purchase accounting and, accordingly, the excess purchase price of the transaction of $127,261,000 was allocated to goodwill and is being amortized over the next 40 years. We accrued approximately $3.7 million for severance and office closing costs. Sales, engineering and certain other administrative and operating functions of Ganton and Diemakers have been combined with our existing functions. As a result of this combination of activities, we eliminated duplicate activities during fiscal year 2000. All but $500,000 of the amounts accrued either were paid during 2000 and 2001 or will be paid over the next year. Through December 31, 2001 we have paid $2.4 million. We reversed $800,000 against the allocated goodwill in 2000.

                              INTERMET Corporation

3.   ACQUISITIONS AND DISPOSITIONS (CONTINUED)

The following represents our unaudited pro forma consolidated results of operations (in thousands of dollars, except per share data) for 2000 and 1999, based on the purchase of Ganton and Diemakers and the sale of IMT and General Products assuming the acquisitions and dispositions occurred on January 1 of each year presented.

                                                       2000               1999
                                                 ----------------- -------------------
     Net sales                                          $988,221          $1,122,018
     Net income                                          $25,811             $32,368
     Income per common share                               $1.01               $1.27
     Income per common share - assuming
     dilution                                              $1.01               $1.27

These unaudited pro forma results are presented for comparative purposes only. They are not necessarily indicative of what would have occurred had the acquisitions and dispositions actually been made on the dates indicated or of future results of operations.

                              INTERMET Corporation

4.   IMPAIRMENT OF ASSETS AND SHUTDOWN

In October 2001, we announced plans to permanently close our Alexander City lost foam aluminum plant in mid December 2001, and subsequently ceased operations on December 21, 2001. Alexander City is included in the light metals segment of the Reporting for Business Segments footnote. The plant was purchased in 1995 and had employed 117 people. Alexander City had significant operational difficulties with the launches of very complex components in late 2000 through the first quarter of 2001. This caused its two principal customers to question the viability of the facility. They began a re-sourcing process that became too difficult and expensive to be retracted once the turnaround at the plant had occurred. Alexander City had revenues of $39 million, $23 million and $15 million, and net losses of approximately $9.8 million, $10.9 million, and $1.7 million for the years ended 2001, 2000, and 1999, respectively. The net loss of $9.8 million for 2001 includes charges for asset impairment and shutdown of $8.4 million, after tax.

The decision to close this foundry was the principal reason for recording a $11.7 million charge for impairment of assets and a $1.2 million charge for shutdown costs in the fourth quarter of 2001. All of the charges are included in "Other operating expense (income)" in the accompanying statements of operations. The charge included a write-down of $9.8 million to fair market value for capital assets and inventories; site remediation and disposal costs of $0.7 million; goodwill write-down of $1.9 million; provisions totaling $0.4 million for severance (for 18 salaried employees) and employee pay related costs, and $0.1 million in legal costs. The accrual for shutdown costs of $1.2 million is included in "Accrued liabilities" in the accompanying balance sheet in 2001.

During December 2000, due to unfavorable operating results of our non-core operations and our concern for the continuing decline in the market share, we assessed the ongoing value of our non-core assets. Based on this assessment, we recorded a charge of $7.5 million, which eliminated goodwill of $5.7 million and resulted in a write-down of certain fixed assets of $1.8 million. This charge was determined based on an estimate of the discounted future cashflows and is included in "Other operating expense (income)" in the accompanying statements of operations.

In December of 1999, we announced plans to permanently close our Ironton Iron, Inc. foundry ("Ironton"). Ironton was included in the ferrous metals segment of the Reporting for Business Segments footnote. Ironton's continuing operational difficulties and significant operating losses, as well as loss of customer base, impacted our decision. Ironton had revenues of $6 million and $57 million and net losses of approximately $4.4 million and $22.8 million for the years ended December 31, 2000 and 1999, respectively.

The decision to close the Ironton foundry was the principal reason for recording an $18.5 million charge for impairment of assets and shutdown costs in the fourth quarter of 1999, which was included in "Other operating expense (income)" in the accompanying statements of operations in 1999. The charge included a writedown of $10.7 million to fair value for capital assets; building demolition and remediation costs of $6.6 million; and provisions totaling $1.2 million for severance pay and employee benefits.

In 2001, we spent approximately $1.5 million for shutdown and professional fees related to costs for Ironton remediation. Additionally, we paid out approximately $0.4 million in workers' compensation. These expenditures were accrued for at December 31, 1999. The remaining accrual of $0.5 million, which is included in "Other accrued liabilities" in the accompanying balance sheet in 2001, is our estimates of the remaining costs to be incurred related primarily to workers' compensation and legal. During 2000, we incurred approximately $5.2 million related to Ironton costs for remediation and to raze the building. This amount was accrued at December 31, 1999 and no remaining accrual exists at December 31, 2001.

In 2000, we paid out approximately $1.0 million accrued at December 31, 1999 for the severance and related benefits of 100 Ironton salaried employees. The remaining $0.2 million of the amount accrued during 1999 was recorded as a recovery in "Other operating (income) expenses" in the accompanying statements of operations in 2000. In addition, during the first quarter of 2000, we paid $1.0 million for severance and employees benefits for approximately 500 union employees, which was not previously accrued.

During 2001 and 2000, we transferred Ironton assets with net book values of approximately $0.7 million and $1.4 million, respectively, to our other facilities. During 2001 and 2000 we sold certain assets of $0.3 million and $4.5 million. The remaining $0.9 million of assets of the $8.0 million shown as held for sale in 1999 represents our estimate of the assets' fair value.

As a service to our customers, we continued operations at Ironton at a greatly reduced pace through March 31, 2000, in order to allow them to re-source the parts to other suppliers. Since Ironton is no longer a continuing operation, and we continued operations in 2000 merely to accommodate our customers, we reclassified Ironton's sales and related cost of sales, which net to a negative $6.1 million, to "Other operating expense (income)" in the accompanying statements of operations in 1999.

                              INTERMET Corporation

5.   SHORT-TERM LINES OF CREDIT

Columbus Neunkirchen Foundry GmbH and INTERMET Europe GmbH, our wholly owned subsidiaries, have various revolving note agreements which are payable upon the earlier of demand or December 31, 2002, unless extended. These notes provide for borrowings up to Euros 7,336,000 (approximately $6,547,000) at December 31, 2001. There were no outstanding borrowings under these agreements as of December 31, 2001 and 2000.

6.   DEBT

Long-term debt consists of the following at December 31, (in thousands of dollars):

                                                                  2001                 2000
                                                            -----------------     ----------------
     INTERMET:
       Revolving credit facility                                  $148,000             $139,000
       Term loan                                                   171,750              200,000
       Bank of Nova Scotia                                               -               15,000
      Domestic Subsidiaries:
            Industrial development bonds                            41,050               41,725
            Capitalized leases                                       2,181                2,803
      Foreign Subsidiaries:
            Foreign bank term notes                                    441                  638
                                                            -----------------     ----------------
      Total                                                       $363,422             $399,166
      Less long-term debt due within one year                      173,352              216,479
                                                            -----------------     ----------------
      Long-term debt due after one year                           $190,070             $182,687
                                                            =================     ================

On July 17, 2001, we amended our $300 million unsecured revolving credit agreement with a bank group. The maturity date continues to be November 5, 2004. Also on July 17, 2001, we amended and restated our term loan agreement. The Bank of Nova Scotia debt was rolled into the amended and restated term loan. Under the terms of the term loan agreement, we reduced the principal balance. In addition, the maturity date was extended to December 20, 2002.

Both the revolving credit facility and the term loan are secured by all domestic assets and a pledge of 65% of the stock of foreign subsidiaries. Pricing and covenants are identical. These agreements require us to maintain compliance with specified financial covenants and impose limitations on certain activities. We are in compliance with our covenants as of December 31, 2001:

     Financial Covenant                                       Requirement             Actual
     ------------------                                     -----------------     ----------------
     Fixed charge coverage ratio                               >  1.25 : 1             1.39 : 1
                                                               -
     Consolidated EBITDA to consolidated
       interest expense                                        >  2.75 : 1             2.81 : 1
                                                               -
     Funded debt to consolidated EBITDA                        <  4.50 : 1             4.28 : 1
                                                               -
     Capital expenditures ($000)                               <   $50,000              $36,368
                                                               -

If our operations deteriorate and we were unable to obtain a waiver from our lenders, our debt would be in default with our lenders and our loans could be called. Due to cross-fault provisions in a majority of our debt agreements, approximately 88% of our debt might be due if any of the debt is in default.

The interest rate at December 31, 2001 on the term loan was LIBOR plus 3.25% (approximately 5.35%). The interest rate on the revolving credit was LIBOR plus 3.25% (approximately 5.18%). The spread over LIBOR that we must pay is the same for both loans and is based on our total debt (including letters of credit) divided by EBITDA. We must also pay a fee, at a rate of 0.75% to 1.00% per annum, on any unused portion of the $300 million revolving credit facility. Standby letters of credit reduce the amount we are able to borrow under our revolving credit facility. At December 31, 2001 such standby letters of credit totaled $48,055,000. At December 31, 2001, we had $103,945,000
available under our revolving credit facility.

Columbus Foundry, L.P., our wholly-owned subsidiary, has outstanding $35,000,000 of variable rate limited obligation revenue bonds. Under the terms of the indenture, Columbus Foundry, L.P., is required to make interest only payments at a variable rate. The interest rate resets weekly and at December 31, 2001 it was 2.15%. The principal is due December 1, 2019.

Under the terms of a bond indenture, Lynchburg Foundry Company, our wholly-owned subsidiary, is required to make partial redemption of its industrial development revenue bonds on an annual basis through June 2006. These amounts are $350,000 per year, with a final payment at maturity of $1,650,000. The balance outstanding as of December 31, 2001 was $3,050,000. The bonds are subject to optional redemption prior to maturity and bear an interest rate of 7.0%.

We have other industrial development revenue bond debt of $3,000,000. We are required to make annual principal payments of $500,000, with a final maturity date of January 1, 2007.

We also have capital leases of approximately $2,181,000 at December 31, 2001, which relate to assets with net book values of approximately $2,772,000. Interest rates for these leases range from 7.50% to 8.58%. The amortization of assets recorded under leases is included in depreciation expense.

The foreign bank term notes bear interest rates from 5.00% to 5.10% per annum. These borrowings are secured by property, plant and equipment with net book values aggregating to approximately $29,534,000 at December 31, 2001.

Maturities of long-term debt and capital leases at December 31, 2001 are as follows (in thousands of dollars):


     2002                         $173,352
     2003                            1,549
     2004                          149,403
     2005                            1,441
     2006                            2,177
     Thereafter                     35,500
                           ----------------
     Totals                       $363,422
                           ================

Interest paid totaled approximately $30,810,000, $41,101,000, and $12,953,000 in 2001, 2000, and 1999, respectively. We capitalized interest expense of $1,100,000 and $1,500,000 in 2001 and 2000, respectively.

Per the terms of our bank agreements, we are able to pay dividends of up to $5,000,000 per fiscal year.

7.   STOCK COMPENSATION

We have executive stock option and incentive award plans ("Employee Plans") and a directors' stock option plan ("Directors' Plan"). The Employee Plans permit the grant of options and restricted shares for up to 3,000,000 shares of common stock. The Directors' Plan permits the grant of options to purchase up to 150,000 shares of common stock. Options granted under the Employee Plans vest over a four-year period. Options under the Directors' Plan are exercisable at the grant date. Certain options also remain outstanding from prior stock option plans. At December 31, 2001, options for 889,230 shares were exercisable, while 1,307,700 of the Employee Plans' shares and 58,000 Directors' Plan shares were available for future grant.

We apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the stock option plans. Accordingly, we have not recognized compensation expense for our stock option plans. Had compensation expense for these plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FAS No. 123, our pro forma net income, basic earnings per share and diluted earnings per share would have been approximately $(9,601,000), $40,033,000, and $35,581,000; $(0.38),
$1.58 and $1.40; and $(0.38), $1.57 and $1.39 in 2001, 2000 and 1999,
respectively.

The fair values of our stock options, as disclosed above, were estimated as of the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999: risk-free interest rates ranging from 2.0% to 4.5%; a dividend yield of 1.0%; volatility factor of the expected market price of our common stock ranging from .451 to .831; and a weighted average expected life of the options of 6 years. For purposes of the pro forma disclosures required under FAS No. 123, the estimated fair value of the options is amortized over the options' vesting period.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.

                              INTERMET Corporation

7.   STOCK COMPENSATION (CONTINUED)

A summary of our stock option activity for the three years ended December 31, 2001 is as follows:

                                                                           Weighted
                                                      Number of             Average               Exercise
                                                       Options          Exercise Price           Price Range
                                                   ----------------     -----------------     -------------------
     Outstanding at January 1, 1999                     1,184,050               $13.64
        Granted                                           323,000                14.28            $12.75-$14.31
        Exercised                                         (14,000)                8.05               5.69-10.75
        Forfeited                                         (43,500)               15.94            12.75 - 18.06
                                                   ----------------
     Outstanding at December 31, 1999                   1,449,550               $13.76
                                                   ================

     Exercisable at December 31, 1999                     784,500               $12.14

     Weighted average fair value of
     Options granted during 1999                                                $14.31

     Outstanding at January 1, 2000                     1,449,550               $13.76
        Granted                                           502,250                 6.76            $6.34 - $8.94
        Exercised                                         (26,000)                7.75              7.25 - 8.56
        Forfeited                                        (401,750)               13.86             9.00 - 18.06
                                                   ----------------
     Outstanding at December 31, 2000                   1,524,050               $11.53
                                                   ================

     Exercisable at December 31, 2000                     772,358               $12.69

     Weighted average fair value of
     Options granted during 2000                                                 $6.87

     Outstanding at January 1, 2001                     1,524,050               $11.31
        Granted                                           462,300                 3.54            $3.37 - $5.04
        Exercised                                               0                 0.00            $0.00 - $0.00
        Forfeited                                        (315,500)               10.30           $3.37 - $18.06
                                                   ----------------
     Outstanding at December 31, 2001                   1,670,850                 9.47          $3.37 - $19.375
                                                   ================

     Exercisable at December 31, 2001                     899,230               $11.94

     Weighted average fair value of
     Options granted during 2001                                                 $1.51

Exercise prices for options outstanding as of December 31, 2001 ranged principally from $1.94 to $9.69 and $11.63 to $19.38, with weighted-average remaining contractual lives of those options ranging from 4.5 to 9.1 and 4.7 to
6.5 years, respectively.

                              INTERMET Corporation

7.   STOCK COMPENSATION (continued)

We have an Employee Stock Ownership Plan and Trust ("ESOP") for some of our United States employees who are not covered by collective bargaining agreements. The ESOP requires that we make contributions equal to 3% of the annual compensation of the ESOP participants. We may, at our discretion, make additional contributions within specified limits. Contributions to the ESOP of $554,000, $1,020,000, and $984,000 were expensed in 2001, 2000 and 1999, respectively.

On October 6, 1995, our board of directors declared a dividend of one right for each share of INTERMET common stock held of record at the close of business on October 17, 1995, pursuant to a Shareholder Protection Rights Agreement dated October 6, 1995. The rights generally are not exercisable until 10 days after an announcement by us that a person, as defined (excluding, with certain limitations, certain holders of 10% or more of our common stock who do not acquire additional shares, any of our ESOPs or benefit plans, and INTERMET or any of its wholly-owned subsidiaries), has acquired 10% of our common stock or announces a tender offer that could result in the ownership of 10% or more of our common stock. Each right, should it become exercisable, will entitle the owner to buy 1/100th of a share of Participating Preferred Stock, a new series of our preferred stock, at an exercise price of $40. On October 16, 1997, we amended the rights agreement to provide that certain institutional investors who own in excess of 10%, but less than 15% of our common stock, are not "Acquiring Persons", as defined by the rights agreement.

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

In February 2001 our board approved a Restricted Share Unit Award Plan for certain key executives. Under this plan, eligible executives were entitled to surrender all or a portion of the bonuses they earned under our 2000 profit sharing plan in exchange for an award of Restricted Share Units. The number of shares awarded under this program will be matched one for one if the employee remains with the company for two years from the award date.

8.   COMMITMENTS AND CONTINGENCIES

Future minimum rental payments required under building and equipment operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2001 are as follows (in thousands of dollars):

     2002                               $4,911
     2003                                3,605
     2004                                2,414
     2005                                2,027
     2006                                1,619
     Thereafter                             51
                                ----------------
     Total                             $14,627
                                ================

                              INTERMET Corporation

8.   COMMITMENTS AND CONTINGENCIES (CONTINUED)

Total rental expense under operating leases aggregated $6,046,000, $5,059,000 and $5,242,000 in 2001, 2000 and 1999, respectively.

At December 31, 2001, we had commitments to purchase capital equipment of approximately $906,000 in the aggregate.

43% of the domestic labor force is covered by collective bargaining agreements and of those covered by collective bargaining, none have contracts expiring within one year.

Some of our subsidiaries have been named as potentially responsible parties liable for cleanup of known environmental conditions. For known environmental situations, INTERMET, with the assistance of environmental engineers and consultants, has recorded reserves to cover estimated undiscounted future environmental expenditures. Environmental reserves at December 31, 2001 and 2000 approximated $6,291,000 and $7,469,000, respectively. The environmental reserve at December 31, 2001 includes $410,000 related to the shutdown of Alexander City. The environmental reserve at December 31, 2000 included $1,200,000 related to the shutdown of Ironton. We also have corrective action plans and/or preventive environmental projects to ensure the safe and lawful operation of our facilities. There could exist, however, more extensive or unknown environmental situations at existing or previously owned businesses for which the future cost is not known or exceeds amounts accrued at December 31, 2001.

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

                              INTERMET Corporation

9.   RETIREMENT PLANS AND BENEFITS

We maintain four noncontributory defined benefit pension plans for certain U.S. employees covered by collective bargaining agreements. The benefits are based on years of service. Additionally, we maintain two non-contributory defined benefit pension plans for certain U.S. salaried and non-union hourly employees. The benefits are based on final average compensation. Our policy is to fund amounts as required under applicable laws and regulations. In addition to providing pension benefits, we provide health care and life insurance benefits to certain retired U.S. employees and their dependents. Certain salaried employees can become eligible for retiree health care benefits at age 55 depending on years of service. Certain hourly employees currently can become eligible for retiree health care benefits at age 60 depending on years of service. Retirees receive substantially the same health care benefits as active employees. The medical plans generally pay most medical expenses less deductible and co-pay amounts. Salaried and hourly employees also contribute to the cost of dependent coverage. Certain salaried employee coverage converts to a Medicare supplement at age 65, while most hourly employee coverage ceases at age 65.

                                                                             Years ended December 31,
                                                                Pension Benefits                     Other Benefits
                                                                ----------------                     --------------
                                                             2001              2000              2001             2000
                                                             ----              ----              ----             ----
                                                                             (in thousands of dollars)
Change in benefit obligation:
Benefit obligation at beginning of year                        $73,546           $65,950         $ 35,545          $35,218
Service cost                                                     2,109             1,904              899              816
Interest cost                                                    5,747             5,151            2,701            2,673
Amendments                                                         667             4,888              181               38
Actuarial losses (gains)                                         2,495              (310)           5,238
                                                                                                                       109
Benefits paid                                                   (3,369)           (4,037)          (3,694)          (3,309)
                                                        ------------------ ----------------- ---------------- ----------------
Benefit obligation at end of year                              $81,195           $73,546         $ 40,870          $35,545

Change in plan assets:
Fair value of plan assets at beginning of year                 $73,695           $72,724
Actual return on plan assets                                    (5,371)            4,173
Company contributions                                            1,695               835
Benefits paid                                                   (3,369)           (4,037)
                                                        ------------------ -----------------
Fair value of plan assets at end of year                       $66,650           $73,695
                                                        ------------------ -----------------

Funded status of the plan (under-funded)                     $ (14,545)             $149         $(40,870)        ($35,545)
Unrecognized net actuarial loss(gain)                           10,982            (3,820)          (5,659)         (12,272)
Unrecognized transition obligation                                  15                67                -                -
Unrecognized prior service cost                                  6,604             6,655              126              (64)

                                                        ------------------ ----------------- ---------------- ----------------
Prepaid (accrued) benefit cost                                  $3,056            $3,051         $(46,403)        ($47,881)
                                                        ================== ================= ================ ================

                              INTERMET Corporation

9.   RETIREMENT PLANS AND BENEFITS (CONTINUED)

In 2001, an amendment to increase the level of pension benefits earned caused an increase in the projected benefit obligation of $0.7 million and pension expense of $0.1 million. In 2000, an amendment to increase the level of pension benefits earned caused an increase in the projected benefit obligation of $4.9 million and pension expense of $1.1 million.

At September 30 of each year, we determine the discount rate to be used to discount plan liabilities. The discount rate used in determining the actuarial present value of the projected benefit obligations was 7.5% in 2001 and 8.0% in 2000 and 1999. The expected long-term rate of return on assets used in determining net pension expense was 9.5% in 2001, 2000 and 1999. Plan assets consist of publicly traded stocks and bonds, cash equivalents and insurance contracts.

The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 6.5% to 7.5% in 2001, declining by 0.25% per year to an ultimate rate of 5.0% for the applicable employee age groups. Certain subsidiaries providing a dental benefit assumed a 5.0% cost trend rate for dental in 2001.

                                                                        Years ended December 31,
                                                          Pension Benefits                    Other Benefits
                                                          ----------------                    --------------
                                                    2001         2000        1999       2001       2000         1999
                                                    ----         ----        ----       ----       ----         ----
                                                                        (in thousands of dollars)
    Components of net periodic cost:
       Service cost                                   $2,109      $1,904     $1,434        $899        $816         $749
       Interest cost                                   5,747       5,151      4,335       2,701       2,673        2,535
       Expected return on plan assets                 (6,275)     (6,465)    (5,665)          -           -            -
       Amortization of prior service cost
         and net transition obligation                   107        (119)       344         (13)        (13)         (13)
       Recognized net actuarial gain                       -           -          -        (992)     (1,091)        (980)
                                                   ----------- ----------- ---------- ----------- ----------- -----------
    Benefit cost                                      $1,688        $471       $448      $2,595      $2,385       $2,291
                                                   =========== =========== ========== =========== =========== ===========

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

                                                                 One Percentage             One Percentage
                                                                 Point Increase             Point Decrease
                                                             ----------------------     -----------------------
                                                                       (in thousands of dollars)
    Effect on total service and interest cost
      components in 2001                                                   $252                      ($226)
    Effect on postretirement benefit obligation as of
      December 31, 2001                                                  $2,413                    ($2,161)

                              INTERMET Corporation

9.   RETIREMENT PLANS AND BENEFITS (CONTINUED)

Amounts recognized for pension benefits in the consolidated balance sheets consist of:

                                                                               December 31,
                                                                         2001               2000
                                                                   ----------------    --------------
                                                                        (in thousands of dollars)
    Prepaid benefit cost                                                 $4,315              $4,177
    Accrued benefit liability                                           (18,478)             (1,981)
    Intangible asset                                                      6,619                 855
    Accumulated other comprehensive income, pretax                       10,600                   -
                                                                   ----------------    --------------
    Net amount recognized                                                $3,056              $3,051
                                                                   ================    ==============

At December 31, 2001 all of our pension plans had accumulated benefit obligations in excess of plan assets (underfunded plans).

We maintain several defined contribution plans for certain salaried employees and certain hourly employees covered by collective bargaining agreements. Contributions to these plans, which are principally based on hours worked by each employee, totaled $3,207,000, $2,097,000 and $1,308,000 in 2001, 2000 and
1999, respectively. All of the plans allow participants to make pretax contributions as a percentage of their compensation.

We also maintain defined contribution plans for domestic salaried employees and non-union hourly employees. In certain plans we contribute a specified percentage of the annual compensation of participants. All of the plans allow participants to make pretax contributions as a percentage of their compensation. Certain plans provide a matching contribution on employees' pretax contribution to a specified limit. Certain plans provide for discretionary profit-sharing contributions. We accrued contributions to the plans of $2,065,000, $2,509,000 and $1,838,000 in 2001, 2000 and 1999, respectively.

                              INTERMET Corporation

10.  INCOME TAXES

The provision for income taxes consists of the following (in thousands of dollars):

                                            Years ended December 31,
                                   2001               2000              1999
                              --------------     --------------    -------------
     Current:
        Federal                    ($6,364)           $10,086           $14,890
        State                        1,506              3,233             3,716
        Foreign                      3,644              8,413              (139)
                              --------------     --------------    -------------
                                  $ (1,214)           $21,732           $18,467
     Deferred:
        Federal                    ($4,247)           $11,644          $ (7,406)
        State                          161              2,815              (922)
        Foreign                          -                  -             1,937
                              --------------     --------------    -------------
                                    (4,086)            14,459            (6,391)
                              --------------     --------------    -------------
     Totals                        ($5,300)           $36,191           $12,076
                              ==============     ==============    =============


No federal income taxes were paid in 2001. We paid federal income taxes of approximately $15,000,000, and $14,949,000 in 2000 and 1999, respectively.

The provision for income taxes differs from the amount computed using the statutory U.S. federal income tax rate for the following reasons (in thousands of dollars):

                                                                    Years ended December 31,
                                                           2001               2000             1999
                                                       -------------     --------------    -------------
     Provision for income taxes at U.S. statutory
       rate                                                ($4,901)          $26,985           $16,959
     Income with no tax effect                                   -              (335)             (118)
     Difference between U.S. and foreign tax rates
                                                            (1,658)             (531)               82
     Utilization of NOL and credit carryforwards
                                                                 -                 -              (190)
     State income taxes, net of federal income
       tax benefits                                            979             2,641             2,810
     Reduction in valuation allowance                            -                 -            (9,018)
     Goodwill amortization/write-off                         1,613             8,573               766
     Other                                                  (1,333)           (1,142)              785
                                                       -------------     --------------    -------------
     Totals                                                ($5,300)          $36,191           $12,076
                                                       =============     ==============    =============

                              INTERMET Corporation

10.  INCOME TAXES (CONTINUED)

The tax effects of temporary differences and carryforwards that give rise to deferred income tax assets (liabilities) at December 31, 2001 and 2000 are as follows (in thousands of dollars):

                                                                            2001                2000
                                                                       ---------------     --------------
     Compensation and benefit items, primarily related to FAS No.
       106                                                                   $26,102            $21,361
     Operating loss, capital loss, foreign tax credit and AMT
       credit carryforwards                                                    9,030              4,062
     Impairment and shutdown costs                                             5,204              1,280
     Deductible goodwill                                                       2,188              1,320
     Other temporary differences                                              27,735             23,559
                                                                       ---------------     --------------
     Gross deferred tax assets                                                70,259             51,582

     Depreciation and related items                                          (47,588)           (32,165)
     Other temporary differences                                              (3,361)            (4,193)
                                                                       ---------------     --------------
     Gross deferred tax liabilities                                          (50,949)           (36,358)
                                                                       ---------------     --------------

     Net deferred tax asset                                                   19,310             15,224
     Valuation allowance                                                         (50)               (50)
                                                                       ---------------     --------------
     Net deferred income taxes                                               $19,260            $15,174
                                                                       ===============     ==============

During 2001, INTERMET generated a foreign tax credit of $7,500,000; $2,000,000 of which was used in the current year. We do not believe a valuation allowance is required since we project both sufficient foreign source income and sufficient U.S. tax liabilities to fully utilize this credit before its expiration date in 2006. We expect to fully realize the remaining net deferred tax asset of $13.8 million based on estimates of future taxable income.

During 2000, we reduced the deferred tax assets and the corresponding valuation allowance by $3,678,000. Of this amount, $1,975,000 related to net operating loss carryforwards of the Ironton Iron facility. As this operation has been shutdown, there is no possibility these losses will ever be utilized. Consequently, we have reversed the deferred tax asset and related valuation allowance. In addition, $1,703,000 relates to foreign tax credit carryforwards, which expired in 2000. Tax loss carryforwards with a value of $3,562,000 expire in various amounts between 2002 and 2010.

During 1999, we reversed a valuation allowance of $4,518,000, due to a change in German tax law in 1999, which allowed us to utilize 100% of the net operating loss (NOL) for Ueckermunde. In addition, we reduced the valuation allowance approximately $4,500,000 as a result of a recapitalization of our international operations. This recapitalization will allow us to utilize foreign tax credits that would have otherwise expired.

These income tax amounts are included in the consolidated balance sheets as follows (in thousands of dollars):

                                                        December 31,
                                                  2001               2000
                                             ----------------    -------------
     Current assets                               $29,461          $13,999
     Other non-current assets
       (liabilities)                              (10,201)           1,175
                                             ----------------    -------------
     Totals                                       $19,260          $15,174
                                             ================    =============

                              INTERMET Corporation

11.  GEOGRAPHIC AREA AND MAJOR CUSTOMER INFORMATION

The following is a breakout of sales, operating profit, net income and assets based on geographic locals as of and for years ended December 31, 2001, 2000 and 1999. We operate in North America and have other international operations, mainly German.

                                                        As of and for the years ended December 31,
                                                         2001              2000             1999
                                                    --------------     -------------    -------------
                                                                (in thousands of dollars)
     Net sales:
     North America                                      $753,187            $943,371         $846,876
     Other international                                  89,986              95,473          109,956

     Operating profit:
     North America                                        $1,641             $72,409          $41,708
     Other international                                  10,950              16,283           20,453

     Income before income taxes:
     North America                                     $ (28,352)            $50,892          $29,263
     Other international                                  14,349              26,207           19,190

     Assets:
     North America                                      $767,697            $841,016         $888,720
     Other international                                  75,636              77,780           68,572

Net sales to customers exceeding 10% of consolidated net sales in 2001, 2000 or 1999, and other major customers, were as follows (as a percentage of consolidated net sales):

                                       2001          2000          1999
                                     ---------     ---------    ----------
     Customer:
     DaimlerChrysler                       21%          18%           17%
     Ford                                  11%          11%           16%
     Delphi                                 9%           8%            7%
     General Motors                         6%           6%            2%
     Visteon                                6%           7%             -
     PBR                                    4%           3%            3%

For 1999, Ford sales include sales to Ford Motor Company (8.1%) and Visteon Automotive Systems (8.1%).

                              INTERMET Corporation

12.  EARNINGS PER SHARE

Earnings per share are computed as follows:

                                                                Years ended December 31,
                                                          2001            2000             1999
                                                       -------------    -----------    ------------
                                                          (in thousands, except per share data)
     Numerator:
       Net income (loss)                                  $(8,703)         $40,908         $36,377

     Denominator:
       Denominator for basic earnings per
          share - weighted average shares                  25,264           25,362          25,480

       Effect of dilutive securities:
          Employee stock options and unearned
          restricted stock                                      -               76              91
                                                       ------------     -----------    ------------
       Denominator for diluted earnings per share
          - adjusted weighted average shares and
          assumed conversions                              25,264           25,438          25,571
                                                       ============     ===========    ============

     Net income (loss) per share                          $ (0.34)         $  1.61         $  1.43
                                                       ============     ===========    ============

     Net income (loss) per share - assuming
     dilution                                             $ (0.34)         $  1.61         $  1.42
                                                       ============     ===========    ============

Dilutive earnings per share reflects the assumed exercise of stock options and unearned restricted stock.

                              INTERMET Corporation

13.  QUARTERLY DATA AND SHARE INFORMATION (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 2001 and 2000. The data provided below for 2001 varies from amounts previously reported on Form 10-Q. We have reconciled the amounts given with those previously reported and described the reason for the differences.

                                      Previously                 Previously              Previously
                                       Reported     Restated      Reported    Restated    Reported     Restated
                                        Mar. 31      Mar. 31      Jun. 30     Jun. 30     Sept. 30     Sept. 30     Dec. 31
                                      ------------- ----------- ----------- ----------- ------------ ----------- -------------
   2001
   Net sales (1)                         $223,925     $223,732     $228,190   $227,997      $197,871   $197,264      $194,180
   Gross profit (2)                        18,693       17,345       24,328     21,806        13,896     12,050        10,322
   Net income (3)(4)                          339          800        3,821      2,865        (2,704)    (3,405)       (8,963)
   Net income per common share
   -  Basic                                  0.01         0.03         0.15       0.11         (0.11)     (0.13)        (0.35)
   -  Diluted                                0.01         0.03         0.15       0.11         (0.11)     (0.13)        (0.35)
   Share prices (Nasdaq):
      High                                  4.625                     5.810                    5.900                    4.010
      Low                                   2.500                     3.000                    2.800                    2.510

   2000 (5)
   Net sales                             $302,245                  $281,855                 $239,585                 $215,159
   Gross profit                            44,269                    41,290                   28,169                   11,854
   Net income                               9,496                    11,870                    8,022                   11,520
   Net income per common share
   -  Basic                                  0.37                      0.47                     0.32                     0.45
   -  Diluted                                0.37                      0.47                     0.32                     0.45
   Share prices (Nasdaq):
      High                                 14.500                     9.844                   10.188                    7.875
      Low                                   8.250                     4.563                    5.000                    3.000


     1. Adjusts sales for an overbilling of one customer during 2001 based on miscommunication on selling price.

     2. During 2001, depreciation was not commenced with the start of the assets being placed into production for certain capital additions and therefore, pre-tax earnings has been restated by $175,000, $462,000 and $194,000 for first, second and third quarter, respectively. Inventories were over valued by $1,184,000, $2,076,000, and $1,249,000 in the previously stated first, second, and third quarters, respectively, and have been reduced to market in a lower of cost or market calculation. Operating expenses were recognized prematurely by $204,000, $209,000, and $204,000 for the previously reported first, second, and third quarters, respectively.

     3. Selling, general, and administrative expenses were prematurely recognized by $73,000, $660,000, and $465,000 in the previously reported first, second, and third quarters, respectively. Interest expense was overstated by the capitalized amounts of $488,000, $269,000, and $213,000 in the previously reported first, second, and third quarters, respectively. A favorable adjustment in other (income) expenses of $1,555,000 for the final German insurance claim settlement was not recorded in the first quarter previously reported.

     4. During the fourth quarter of 2001, we recorded asset impairment and shutdown costs for the closure of Alexander City totaling $12.9 million before taxes. Without this item, proforma results for the fourth quarter of 2001 would have been as follows:

                  Net income (in thousands)                              $ (565)
                  Net income per common share                            $(0.02)
                  Net income per common share - assuming dilution        $(0.02)


     5. During 2000 we had various events that impacted our quarterly net income. During the first quarter, we had losses at our Ironton foundry, which resulted from the fulfillment of certain customer needs. Further, during the third and fourth quarters, we had gains from insurance and the sale of a subsidiary and also during the fourth quarter we took a charge for a workforce reduction and the writedown of non-core assets. Without this impact, the results of our pro-forma quarterly net income would have been as follows:

                                                               First           Second            Third          Fourth
                                                              Quarter          Quarter          Quarter         Quarter
                                                              -------          -------          -------         -------
          Net income                                            $13,235           $11,870           $5,261       $(2,428)
          Net income per common share - Basic                      0.52              0.47             0.21         (0.10)
          Net income per common share - Assuming
          Dilution                                                 0.52              0.47             0.21         (0.10)

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

14.  DERIVATIVE FINANCIAL INFORMATION

We adopted FAS 133 on January 1, 2001. The impact of this adoption on our financial position as of January 1, 2001 was immaterial.

Under our risk management policy, the use of derivatives for managing risk is confined to hedging the exposure related to variable rate funding activities. Specifically, we review our liability structure on a recurring basis and make the determination as to whether the risk of rising interest rates should be adjusted using derivative instruments. In addition, the policy allows the use of derivatives for hedging foreign currency exposure and hedging purchase commitments as it relates to raw materials used in our production processes.

On October 24, 2000, we entered into an interest rate swap agreement through Scotia Capital, Inc., a broker-dealer subsidiary of the bank of Nova Scotia. The agreement terminates on October 24, 2003. Interest rate swaps are contractual agreements between parties to exchange fixed and floating interest rate payments periodically, over the life of the agreements, without the exchange of underlying principal amounts. This swap is used to partially hedge an underlying debt obligation and is marked to market.

The notional principal amount of this contract is $50,000,000. INTERMET pays quarterly at a fixed interest rate of 6.468% with Scotia Capital, Inc. paying at the three-month LIBOR rate. The LIBOR rate for the most recent calculation period (October 24, 2001 through January 24, 2002) is 2.3525%. We do not expect to terminate the swap prior to maturity. The fair value of the swap is approximately $2,858,000 and has been recorded as a liability on the balance sheet.

We have designated this swap transaction as a cash flow hedge. The effectiveness of this hedge transaction is being assessed using the short cut method as it meets the criteria outlined in FAS 133. The above hedge is considered to be perfectly effective; therefore, the entire change in the fair value of the derivative has been recorded in other comprehensive income, and no hedge ineffectiveness is recorded in earnings.

15.  INSURANCE CLAIMS

Neunkirchen Foundry

On May 20, 2000, INTERMET's Neunkirchen Foundry suffered a fire that caused extensive damage. There were no injuries resulting from the accident but the Foundry was shut down for a period of approximately two weeks. As of December 31, 2000, the plant was fully operational with a few minor repairs remaining. Local fire and law enforcement officials completed their investigation of the incident. The cause of the fire was deemed accidental. The assets lost and the resulting business interruption are covered under the insurance policies INTERMET had in place for our Columbus Neunkirchen facility. As of December 31, 2000, we had reached final settlement with our insurance company for the expenses and lost profit related to this incident.

New River Foundry

On March 5, 2000 our New River Foundry suffered an explosion that shut down operations at the facility until November of 2000. Based on our investigation, our conclusion is that the incident was accidental. However, on September 5, 2000 the Virginia Department of Labor and Industry issued citations of alleged violations for applicable health and safety requirements and assessed fines in the total amount of $0.8 million, which are included in "Other, net" in the accompanying statements of operations. The rebuilding of our New River facility is complete. Both lines are operational and New River's capacity is approximately the same as pre-accident levels. As of December 31, 2001 we have reached final settlement with our insurance carriers related to the New River accident.

The resulting business interruption and loss of fixed assets was covered under INTERMET's insurance policies for the period. At December 31, 2000 approximately $10.4 million was recorded as deferred revenues and $16.0 million as accounts receivable. As of December 31, 2001 we have received final settlements totaling $133.8 million with our insurance carriers, $30.6 million in 2001 and $103.2 million in 2000.

The settlement for the above two claims has been recorded as follows:

- For the year ended December 31, 2001, we recorded insurance recovery of approximately $13.4 million related to business interruption for a total over the two years of $41.7 million for the claims made in 2000 mentioned above. Business interruption recovery monies offset cost of sales.

- We incurred accident-related expenses in total of $53.4 million, which were offset by insurance recovery within cost of sales, $7.8 million in 2001 and $45.6 million in 2000.

- In total, we recorded approximately $37.6 million for the replacement of property, plant and equipment. Of this amount, $3.2 million and $26.5 million have been recorded as gains in "Other, net" in the accompanying statements of operations in 2001 and 2000, respectively.

- At December 31, 2001, approximately $0.2 million remains as deferred revenue and $0.9 million as accrued costs. No monies were still receivable.