Form 10-K, Exhibit 13
period 2002-12-31
INTERMET CORP
filed 2003-03-03
CIK 745287

                                                                      EXHIBIT 13


Management's Discussion and Analysis of Financial Condition and Results of Operations

THE CHAIRMAN'S LETTER, THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND THE QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. WHEN USED IN THESE SECTIONS, THE WORDS "ANTICIPATE", "BELIEVE", "ESTIMATE" AND "EXPECT" AND SIMILAR EXPRESSIONS ARE GENERALLY INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED THAT ANY FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF INTERMET OR ITS MANAGEMENT, ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS INCLUDING, BUT NOT LIMITED TO:

o General economic conditions, including any downturn in the markets in which we operate

o Fluctuations in worldwide or regional automobile and light- and heavy-truck production, which affect demand for our products

o Changes in practices or policies of our customers toward outsourcing their requirements for automotive components, including the risk of the loss of any of our major customers

o Sourcing and pricing practices of our customers, including demands for price concessions as a condition to retaining current business or obtaining new business

o        Deterioration in the market share of any of our major customers

o        Fluctuations in foreign currency exchange rates

o        Fluctuations in interest rates that may affect our borrowing costs

o Fluctuations in the cost of raw materials, including the cost of energy, aluminum, magnesium and scrap steel, and our ability, if any, to pass those costs on to our customers

o Work stoppages or other labor disputes that could disrupt production at our facilities or those of our customers

o Factors or presently unknown circumstances that may affect the charges related to the impairment of our long-lived assets

o Changes in environmental regulations to which we are subject, including Maximum Achievable Control Technology standards applicable to the foundry industry, and our ability to meet these standards

o Our ability to meet the financial covenants set forth in our debt agreements, and our ability to negotiate less restrictive covenants if necessary

o Other risks as detailed from time to time in our filings with the Securities and Exchange Commission

WE DO NOT INTEND TO UPDATE THESE FORWARD-LOOKING STATEMENTS.


RESULTS OF OPERATIONS 2002 COMPARED TO 2001

For the year ended December 31, 2002, we had sales of $814.9 million compared to sales of $843.2 million in 2001, a decrease of $28.3 million, or 3.3%. This decrease in sales is more than accounted for by the closure of our Alexander City plant in late 2001, which had sales of $39.1 million in 2001. For operations continuing into 2002, sales increased by $10.9 million, or 1.4% over 2001, reflecting domestic market growth and the launch of new domestic products such as steering knuckles made with our PCPC(TM) process. Domestic sales for our operations continuing into 2002 were $726.9 million compared with $714.1 million in 2001, an increase of $12.8 million, or 1.8%. North American light vehicle builds increased from 15.5 million in 2001 to 16.4 million in 2002, an increase of 5.8%. The increase in our sales from operations continuing into 2002 did not keep pace with the increase in light vehicle builds because our primary customers lost market share and therefore did not experience an increase in 2002 vehicle builds commensurate with other North American vehicle manufacturers. European sales in 2002, in local currency, were 7% below 2001 due to a weakening economy. The effect of changes in exchange rates on 2002 consolidated sales was favorable by $4.0 million, or 4.8%, when compared with exchange rates for 2001.

Sales for the Ferrous Metals segment were $529.7 million in 2002 compared with $526.3 million in 2001, an increase of $3.4 million, or 0.6%. This increase was mainly attributable to the launch of new products, partly offset by a weaker European automotive market. Sales in the Light Metals segment were $271.6 million in 2002 compared with $300.7 million in 2001, a decrease of $29.1 million, or 9.7%. The decrease was more than accounted for by the closure of the Alexander City plant in 2001. Excluding 2001 sales of $39.1 million from this closed plant, 2002 sales increased by $10.0 million over 2001, reflecting the favorable impact of our introduction of new products and technology such as PCPC(TM). Sales in our Corporate and Other segment were down from $16.1 million in 2001 to $13.6 million in 2002, a decrease of $2.5 million, or 15.5%. This decrease resulted mainly from the loss of business due to increased offshore competition in 2002.

Our gross profit for 2002 of $70.2 million was 8.6% of sales compared with gross profit for 2001 of $61.5 million representing 7.3% of sales. Our continuing efforts in cost reduction were the principal factor in our higher gross profit for 2002.

Selling, general and administrative expenses increased by $2.7 million from $29.2 million in 2001 to $31.9 million in 2002, and increased slightly as a percent of sales to 3.9% in 2002 as compared to 3.5% in 2001. The increase is attributable to higher spending in the development and launch of our new technologies, along with costs for outside legal expenses and profit-sharing accruals. We adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002, thereby eliminating the amortization impact on 2002 results of operations. Pretax goodwill amortization was $6.3 million in 2001 ($5.3 million after tax). Net other operating expense of $1.6 million for 2002 was primarily comprised of a $1.7 million charge for an adverse arbitration award in a dispute with a consulting company over fees.

Net interest expense for the years ended December 31, 2002 and 2001 was $27.9 million and $31.0 million, respectively. The decrease was the result of lower debt levels in 2002, partially offset by higher interest rates on our newly issued unsecured senior notes. Capitalized interest expense was $1.1 million in 2001. No interest expense was capitalized in 2002.

The effective income tax rate for 2002 was 15.3%, largely attributable to the use of foreign tax credits and state tax incentives. For information concerning the provision for income taxes, as well as information regarding differences between effective tax rates and statutory rates, see Note 13, Income Taxes, to our Consolidated Financial Statements.

Net income for 2002 was $9.0 million compared to a net loss of $8.7 million in 2001. The improvement in our profitability reflects higher plant efficiencies resulting from our efforts to reduce cost. The improvement was also because of the elimination of goodwill amortization due to the adoption on January 1, 2002, of SFAS No. 142. Goodwill amortization after tax in 2001 was $5.3 million. In addition, there was an after tax impairment and shutdown charge of $8.4 million in 2001 related to the closure of our Alexander City plant in December 2001. Exchange rates had negligible impact on our 2002 earnings when compared with exchange rates for 2001. Diluted earnings per share increased from diluted loss per share of $0.34 in 2001 to diluted earnings per share of $0.35 in 2002.


RESULTS OF OPERATIONS 2001 COMPARED TO 2000

For the year ended December 31, 2001, we had sales of $843.2 million compared to 2000 sales of $1,038.8 million, a decrease of $195.6 million, or 18.8%. Comparing only operations continuing into 2001, sales were down $145.0 million, or 14.7%, reflecting primarily lower North American light vehicle builds in 2001, down from 17.2 million in 2000 to 15.5 million in 2001. European light vehicle builds weakened in the fourth quarter of 2001. Sales for our domestic continuing operations were $753.2 million in 2001, down $139.5 million or 15.6% from 2000. This was due to inventory adjustments made at the original equipment manufacturers in the early part of the year of 2001, followed by a slumping economy and a further slowdown with the events of September 11, 2001. In total, domestic sales were down $190.2 million after taking into account the $50.6 million of sales generated in 2000 by Iowa Mold Tooling, which was sold in October of 2000. European sales during 2001, in local currency, were 3% below the previous year level. The effect of changes in exchange rates on 2001 consolidated sales was an unfavorable $2.7 million, or 2.9%, when compared with exchange rates for 2000.

 Sales for the Ferrous Metals segment were $526.3 million in 2001 compared with $634.4 million in 2000, a decrease of $108.1 million, or 17.0%. The main factors contributing to this decrease were the downturn in the economy and the business that was lost because of the explosion that occurred in 2000 at our New River foundry. Sales in the Light Metals segment were $300.7 million in 2001 compared with $333.9 million in 2000, a decrease of $33.2 million, or 9.9%. The decrease was mainly due to the weaker economy and slowdown in the automotive industry. On December 21, 2001, we closed our Alexander City, Alabama, plant and recognized pretax impairment and shutdown costs of $12.9 million, $11.7 million of which were non-cash charges. In the second quarter of 2001, we announced the shutdown of our Reynosa, Mexico, machining operation (acquired with the Tool Products acquisition) and recorded a $0.6 million shutdown charge. Profitability in our Light Metals group, excluding the impairment and shutdown costs, increased $6.2 million on a pretax basis reflecting the impact of significant restructuring. Sales in our Corporate and Other segment were down from $70.6 million in 2000 to $16.1 million in 2001, a decrease of $54.5 million, or 77.2%. This decrease resulted mainly from the sale of Iowa Mold Tooling in 2000.

Our gross profit for 2001 of $61.5 million was 7.3% of sales, down from $125.6 million, or 12.1% of sales for 2000. The lower demand from the weakening economy was a principal factor in our lower gross profit.

Selling, general and administrative expenses were down $9.3 million from $38.5 million in 2000 to $29.2 million in 2001, and down slightly as a percent of sales at 3.5% in 2001 as compared to 3.7% in 2000. Goodwill amortization was $6.3 million pretax, about the same as in 2000. In December 2001, as part of the Alexander City plant closure, $1.9 million in goodwill was written off. Net other operating expense of $13.4 million for 2001 was primarily comprised of the plant shutdown charges of $12.9 million for the Alexander City plant and $0.6 million for the Reynosa, Mexico, plant.

Net interest expense for the years ended December 31, 2001 and 2000 was $31.0 million and $39.3 million, respectively. The decrease was the result of a lower interest rate and lower debt levels in 2001. Capitalized interest expense was $1.1 million and $1.5 million in 2001 and 2000, respectively.

The effective income tax rate for 2001 was 37.8%. For information concerning the provision for income taxes, as well as information regarding differences between effective tax rates and statutory rates, see Note 13, Income Taxes, to our Consolidated Financial Statements.

Losses for 2001 were $8.7 million compared to net income of $40.9 million in 2000. This decrease in our profitability can be traced to several issues we faced during 2001. First, our decreased profitability was mainly a result of the reduction in light vehicle builds. Compounding this was the reduction in business that did not return to us in 2001 because of the explosion at our New River facility in 2000. This accident not only resulted in a loss in 2001 sales, but also caused production issues at other plants as they tried to absorb capacity to keep all of our customers supplied in 2000 after the explosion. These production issues continued into 2001. We reduced our workforce by over 25%, which caused some short term inefficiencies as the workforce was redeployed in different positions. Lastly, exchange rates had an unfavorable impact on our earnings of $1.2 million when compared with 2000. Diluted loss per share, excluding plant shutdowns, was $0.02. Diluted loss per share including the plant shutdowns was $0.34.

LIQUIDITY AND CAPITAL RESOURCES, INCLUDING OFF-BALANCE SHEET ARRANGEMENTS

Our principal source of liquidity is from the cash provided by operating activities. During 2002, cash provided by operating activities was $89.2 million, compared to $71.6 million in 2001. We are able to maintain strong operating cash flows; however, a number of key risk factors could affect our ability to generate cash. First, we operate principally in the cyclical automotive industry. A weakening of the economy would negatively affect our operating results. Second, we are dependent on a small number of major customers for a significant portion of sales. The loss of any of our major customers could adversely affect our revenue, and thereby reduce the ability to generate cash.

Our cash outflow for investing activities for 2002 totaled $9.4 million for the purchase of fixed assets, compared to $39.8 million in 2001. Bank and other borrowings decreased $83.3 million, in the aggregate, during 2002. In addition, we paid $4.1 million in dividends during 2002.

Cash and cash equivalents decreased to $3.3 million at December 31, 2002, from $13.9 million at December 31, 2001, due in part to the timing of payments from significant customers and applying these funds to reduce debt.

Outstanding debt decreased from $363.4 million at December 31, 2001, to $280.1 million at December 31, 2002. The decrease in debt is primarily from cash provided from operations. Our debt-to-capital ratio was 52% at December 31, 2002. This was seven percentage points lower than the prior year due to lower debt levels.

Shareholders' equity increased $4.3 million from $253.3 million at December 31, 2001, to $257.6 million at December 31, 2002. This increase was due primarily to net income of $9.0 million for the year, a favorable currency translation adjustment of $9.8 million related to our foreign operations, and financial derivative adjustments of $0.5 million. The increase was reduced by an increase in our minimum pension liability of $11.5 million and dividends of $4.1 million.

We have recurring costs related to environmental clean-up, pollution prevention measures and disposal of waste (mostly non-hazardous waste) generated as part of ongoing operations. These expenses totaled $10.9 million in 2002 and $10.0 million in 2001. A portion of our capital expenditures is regularly incurred to prevent or monitor pollution, principally for ventilation and dust control equipment.


ENVIRONMENTAL MATTERS

We are subject to federal, state, local and foreign environmental laws and regulations concerning, among other things, air emissions, effluent discharges, storage treatment and disposal of hazardous materials and remediation of contaminated soil and groundwater. At some of our industrial sites hazardous materials have been managed for many years. Consequently, we are subject to various environmental laws that impose compliance obligations and can create liability for historical releases of hazardous substances. It is likely that we will be subject to increasingly stringent environmental standards in the future (including Maximum Achievable Control Technology standards for our industry and other requirements under the Clean Air Act Amendments of 1990, storm-water permit programs and toxic use reduction programs) and that we will be required to make additional expenditures, which could be significant, relating to environmental matters on an ongoing basis. As discussed below, we will be required to incur significant costs to bring our Radford foundry into compliance with applicable clean air regulations, and may be required to implement corrective action for any contamination of soil and groundwater at the Radford site.

We also have current and former operating entities (for which we may be responsible) that are potentially responsible for cleanup of known environmental sites. These include third-party-owned sites, as well as sites that are currently owned, or formerly owned, by us or our subsidiaries. For known environmental sites, we, with the assistance of environmental engineers and consultants, have accrued $5.8 million to cover estimated future environmental expenditures. This amount includes a $3.4 million escrow account acquired as a part of the acquisition of Ganton Technologies in 1999 that is being used to fund the clean-up of an inactive property located in Addison, Illinois. There can be no assurance, however, that costs in excess of these accruals will not be incurred, or that unknown conditions will not be discovered that result in material expenditures by us for environmental matters. In addition to these recurring and anticipated expenditures, the 1990 amendments to the Federal Clean Air Act and regulations promulgated thereunder are expected to have a major impact on the compliance cost of many U.S. companies, including foundries of the type we own. Until federal and state governments adopt final regulations, including Maximum Achievable Control Technology standards for our industry, and until we are able to evaluate necessary control measures, it is not possible to estimate these costs.

On June 14, 2000, the Virginia Department of Environmental Quality issued a new air emissions permit for our Radford foundry which, as amended on July 23, 2002, requires that new air emission controls be installed in the Radford foundry and be operational by December 31, 2004. Our best current estimates are that the cost of these new emission controls will be in the range of $3 to $5 million, although the cost could be substantially higher than our estimates. We are evaluating the future business prospects for the Radford foundry in light of this required capital investment.

On March 14, 2002, we entered into a Consent Order with the U.S. Environmental Protection Agency ("USEPA"), which will require investigation of the nature and extent of any hazardous waste disposed of at our Radford, Virginia, facilities. We have entered into this Consent Order in connection with the USEPA's Corrective Action Program. The Corrective Action Program is being undertaken on a nationwide basis by USEPA pursuant to the Resource Conservation and Recovery Act of 1976. The Corrective Action Program requires facilities that have historically generated or handled hazardous waste to determine whether those activities have or could adversely affect groundwater or human health. Because we historically disposed of waste material at this site, it is possible that fines or penalties could be assessed, or that remedial action could be required, with respect to that on-site disposal. At this time we cannot predict the amount of potential fines or penalties or the cost of remedial action, if any.

We are also a party to certain lawsuits and claims arising out of the conduct of our business, including those relating to commercial transactions, product liability, employment matters, environmental and safety and health matters. We self-insure a significant portion of our health care and property and casualty insurance risks. However, we purchase additional insurance for catastrophic losses. The events of September 11, 2001, caused extreme turmoil in the property and casualty insurance market. This, coupled with property losses at our New River and Neunkirchen plants that were incurred in the first half of 2000, resulted in increases in our property insurance deductible. We now carry a $2.5 million property deductible per occurrence.

While the contingencies mentioned above are estimates of our future obligations and their ultimate impact on us is unknown, we do not believe that these contingencies will have a material adverse effect on our consolidated financial position, results of operations or cash flows. However, we cannot be assured that our activities will not give rise to actions by private parties or governmental agencies that could cause us to incur liability for damages, fines, penalties, operational shutdowns, cleanup costs or other similar expenses, any of which could be material.

As of December 31, 2002, our contractual obligations and commercial commitments are summarized as follows:



                                                                   Payments due in
                                          ----------------------------------------------------------------------
                                                        Less than                                      More than
      Contractual obligations              Total         1 year      1 to 3 years    4 to 5 years       5 years
 ---------------------------------------  --------      ---------    ------------    ------------      ---------
                                                             (in thousands of dollars)
Long term debt                            $278,522      $    961        $ 67,061        $    500       $210,000
Capital lease obligations                    1,581           606             975               -              -
Operating leases                             8,149         3,609           4,242             298              -
Unconditional purchase obligations           3,985         3,985               -               -              -
Other long term obligations                      -             -               -               -              -
                                          --------      --------        --------        --------       --------
Total                                     $292,237      $  9,161        $ 72,278        $    798       $210,000
                                          ========      ========        ========        ========       ========



                                                                 Payments due in
                                          -------------------------------------------------------------------
                                                      Less than                                    More than
      Commercial Commitments               Total        1 year      1 to 3 years  4 to 5 years      5 years
 ---------------------------------------  -------     ----------    ------------  ------------    -----------
                                                             (in thousands of dollars)
Lines of credit                           $     -     $         -     $     -     $         -     $         -
Standby letters of credit                  57,200               -      57,200               -               -
Guarantees                                      -               -           -               -               -
Standby repurchase obligations                  -               -           -               -               -
Other commercial commitments                    -               -           -               -               -
                                          -------     -----------     -------     -----------     -----------
Total                                     $57,200     $         -     $57,200     $         -     $         -
                                          =======     ===========     =======     ===========     ===========

At December 31, 2002, we had commitments for the purchase of capital equipment of approximately $4.0 million, which we expect to fund through cash flow from operations.

We have a secured revolving credit facility of $300 million and outstanding unsecured senior notes of $175 million. The revolving credit facility expires on November 5, 2004, and the senior notes will be due on June 15, 2009. Based on our cash position at December 31, 2002, and our projections for 2003, the current portion of our long-term debt could be covered through working capital availability and the borrowing availability under our revolving credit facility. We had committed and uncommitted bank credit facilities with unused borrowing capacity of $184.6 million at December 31, 2002. However, due to loan covenants restrictions, our borrowing availability at December 31, 2002, was $32 million. Our liquidity would be affected by a downturn in the economy or other factors affecting our earnings, which would have negative effects on our financial ratios and thereby reduce bank financing availability.

We were in compliance with our revolving credit agreement covenants as of December 31, 2002. The revolving credit agreement financial covenant ratios as of December 31, 2002 are provided below:

Financial Covenant                                        Requirement            Actual
------------------                                      ---------------      --------------
Fixed charge coverage ratio                                 > 1.00                2.05
                                                            -

Consolidated EBITDA to consolidated interest expense        > 3.00                3.18
                                                            -

Funded debt to consolidated EBITDA                          < 3.75                3.38
                                                            -

Capital expenditures ($000)                                 < $50,000            $9,445
                                                            -

These ratios are calculated based on the last twelve months activities. EBITDA is defined in our revolving credit agreement and is generally calculated as the sum of net income (excluding certain non-cash charges), income taxes, interest expense, and depreciation and amortization. EBITDA is adjusted for acquisitions or dispositions. EBITDA is not a measure prepared in accordance with accounting principles generally accepted in the United States, but is being presented because we use it to evaluate our operating performance relative to our revolving credit agreement. EBITDA should not be considered a substitute for income from operations, net income, cash flows or other measure of financial performance prepared in accordance with accounting principles generally accepted in the United States.

The above financial covenant ratios become more restrictive over the remaining term of our revolving credit agreement in accordance with the terms of the agreement. Depending on economic conditions and the results of our operations, there is some risk that we could be in default of certain of these financial covenant ratios during 2003. In order to address this risk, we are currently in discussions with our lenders and we believe that we will be able to reach an agreement with them in the near future making the covenants less restrictive. However, the actions of our lenders are not controllable by us and our expectation of continued compliance with these covenants cannot be assured with certainty. If we were to be in default under our revolving credit agreement and our lenders were to accelerate payment, we would also be in default under the indenture governing our senior notes. Default under either or both of our revolving credit agreement or senior notes and acceleration of payment by our revolving credit lenders would have a material adverse impact on our reported financial position and results of operation.

RELATED PARTY TRANSACTIONS

We received management and technical support fees from PortCast-Fundicao Nodular, S.A. ("PortCast"), our 50% owned Portuguese joint venture, for providing administrative service and technical support to them. We also have an outstanding interest-bearing loan to and other receivables from PortCast, mainly consisting of management and technical support fee receivables and advances made by us to finance PortCast's operations. The interest rates on the loan and receivables are determined by the prevailing market rates. See Note 19, Related Party Transactions, for further details.

There were no other material transactions with, or material balances due to or from, any related party.

ASSET IMPAIRMENT AND SHUTDOWN

On December 21, 2001, we permanently closed our Alexander City plant. Alexander City is included in the Light Metals segment in Note 3, Reporting for Business Segments. Alexander City had revenues of $39.1 million and $22.8 million, and net losses of $9.8 million and $10.9 million for the years ended December 31, 2001 and 2000, respectively. The net loss of $9.8 million for 2001 includes charges for asset impairment and shutdown costs of $8.4 million after tax.

The decision to close this plant was the principal reason we recorded an $11.7 million charge for impairment of assets and a $1.2 million charge of shutdown costs in the fourth quarter of 2001. All of the charges are included in "Other operating expense (income), net" in the accompanying statements of operations. The $11.7 million impairment charge included a write-down of $9.8 million to fair market value for capital assets and inventories, and a write-down of goodwill of $1.9 million. The $1.2 million shutdown charge included $0.7 million for site environmental remediation and disposal costs, $0.4 million of provisions for severance (for 18 salaried employees) and employee pay-related costs, and $0.1 million for legal costs. The accrual for shutdown costs of $1.2 million is included in "Accrued liabilities" in the accompanying balance sheet in 2001. During 2002, we paid all of the $0.4 million of severance accrued at December 31, 2001.

In the second quarter of 2001, we announced the shutdown of our Reynosa, Mexico, machining operation and recorded a $0.6 million shutdown charge.

During December 2000, due to poor operating results of our Corporate and Other segment, we assessed the ongoing value of its assets. In determining the amount of the necessary reserve, we utilized discounted future cash flows. Based on this evaluation, we decreased the carrying value of goodwill by $5.7 million and fixed assets by $1.8 million, and recorded an impairment charge of $7.5 million which is included in "Other operating expense (income), net" in the accompanying statements of operations in 2000.

In December 1999, we announced plans to permanently close our Ironton Iron, Inc. foundry. Operations at the foundry continued through the first quarter of 2000 in order to fulfill customer needs. The foundry was permanently closed on March

31, 2000. Ironton was included in the Ferrous Metals segment in Note 3, Reporting for Business Segments. Ironton had revenues of $6.1 million and net losses of $4.4 million for the year ended December 31, 2000. The results of operations for 2000 have been classified in "Other operating expenses (income), net" in the accompanying statements of operations. Demolition was completed during the second quarter of 2001. We utilized the proceeds from the sale of certain assets of $0.3 million and $4.5 million during 2001 and 2000, respectively, to fund the cost of demolishing the foundry.

In 2000, we incurred $1.5 million and $5.2 million, respectively, related to Ironton for demolition and environmental remediation, and $0.4 million and $1.0 million, respectively, for wages and employee benefits. These expenditures were accrued for at December 31, 1999. In addition, in 2000 we paid $1.0 million in severance and employee benefits relating to the 500 union employees. This amount was not previously accrued. In 2001 we also incurred $0.8 million in workers' compensation and group insurance which were not previously accrued.

In 2002, Ironton incurred approximately $0.2 million for workers' compensation claims, $0.3 million for health insurance, and $0.1 million for environmental remediation. The remaining accrual of $0.2 million as of December 31, 2002, which is included in "Other accrued liabilities" in the accompanying balance sheet, is our estimate of the remaining costs to be incurred, primarily related to workers' compensation.

During 2001 and 2000, $0.7 million and $1.4 million of the assets remaining at the Ironton foundry at December 31, 1999, were transferred to our other facilities, and we also sold certain assets. The remaining assets of $0.9 million as of December 31, 2002, which are included in "Property, plant and equipment" in the accompanying balance sheet, are recorded based on our estimate of the fair value of the remaining real property and machinery.

IMPACT OF INSURANCE PROCEEDS

In the first half of 2000, we suffered two extensive losses: an explosion on March 5, 2000, at our New River foundry, which shut down operations at that facility until November of 2000, and a fire at our Neunkirchen foundry in May 2000 that caused extensive damage, shutting down the foundry for two weeks. (See
Note 18, Insurance Claims, to our Consolidated Financial Statements).

The resulting business interruption and loss of fixed assets was covered under our insurance policies. As of December 31, 2001, we had received final settlements totaling $133.8 million from our insurance carriers, comprised of $30.6 million in 2001 and $103.2 million in 2000.

The settlement for these two losses has been recorded in 2001 and 2000 as follows:

o For the year ended December 31, 2001, we recorded insurance recovery of approximately $13.4 million related to business interruption for a total over the two years of $41.7 million for the claims made in 2000 mentioned above. Business interruption recovery monies offset cost of sales.
o We incurred accident-related expenses in total of $53.4 million, comprised of $7.8 million in 2001 and $45.6 million in 2000. These expenses were offset by insurance recovery within cost of sales.
o We recorded a total of $37.8 million for the replacement of property, plant and equipment in 2001 and 2000. Of this amount, $3.2 million and $26.5 million have been recorded as gains in "Other expense (income), net" in the accompanying statements of operations in 2001 and 2000, respectively.
o At December 31, 2001, approximately $0.2 million remained as deferred revenue and $0.9 million as accrued costs. No deferred revenue or accrued costs remained as of December 31, 2002.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We have exposure to four types of market risk. The first is the risk of interest rate changes and how it impacts our current results. Second, we have risk with regard to foreign currency and its impact on our European operating results. Third, we have risk related to commodity pricing which, based on current pricing trends, has been immaterial to us with the exception of energy costs, and costs of aluminum, magnesium and scrap steel. The cost of scrap steel has increased steadily since early 2002. Though we have seen a softening of these costs, the overall trend represents a risk to our operating results. Lastly, we have consumer risk. We operate principally in the cyclical automotive industry. A weakening of the economy represents a risk to our operating results.

Most of our debt is at a fixed interest rate. In October 2000 we entered into an interest rate swap on $50 million of bank debt to insulate against the risk of rising interest rates on a portion of our debt that has a variable interest rate. A 1% increase in interest rates on the debt not covered by swap agreements would have decreased net income by approximately $1.4 million, $2.5 million, and $2.8 million for 2002, 2001, and 2000, respectively. This interest rate sensitivity analysis does not consider the effects of the reduced or increased level of overall economic activity that could result from a change in interest rates.

Due to the size of our European operations, our earnings are also affected by fluctuations in the value of the U.S. dollar as compared to foreign currencies, predominantly the Euro. A 5% appreciation in the value of the U.S. dollar relative to the currencies in which our sales are denominated (the Euro starting in 2001) would have resulted in a decrease in net income of approximately $0.1 million, $0.3 million, and $0.7 million for the years ended December 31, 2002, 2001, and 2000, respectively. This sensitivity analysis of the effects of the changes in foreign currency exchange rates does not factor in a potential change in the sales levels or local currency sales prices.

CRITICAL ACCOUNTING POLICIES

REVENUE RECOGNITION

We recognize revenue when persuasive evidence of a final agreement exists, delivery has occurred, title has transferred, the selling price is fixed or determinable, and collectibility is reasonably assured. We record provisions against our gross revenue for estimated product returns and allowances in the period when the related revenue is recorded. These estimates are primarily based on factors such as historical sales returns, credit memo activities, and changes in our customers' demand. Should our actual product returns and allowances exceed our estimates, additional provisions against our revenue would result.

ACCOUNTS RECEIVABLE - SIGNIFICANT CUSTOMERS

In 2002, we generated approximately 44% of our revenues and corresponding accounts receivable from sales to three customers in the automotive manufacturing industry. As of December 31, 2002, about $27 million of trade accounts receivable were attributable to these customers. If our primary customers experience significant adverse conditions in their industry or operations, our customers may not be able to meet their ongoing financial obligations to us for prior sales or complete the purchase of additional products from us.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of customer charge-backs or a specific customer's inability to meet its financial obligations to us, we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. Unless active discussions with the specific customer are occurring, we record bad debt charges based on our past loss history and the length of time the receivables are past due. In those situations with active discussions, the amount of bad debt recognized is based on the status of the discussions. If circumstances change, our estimates of the recoverability of amounts due to us could be reduced by a material amount.

VALUATION OF FINANCIAL INSTRUMENTS

Cash and cash equivalents have a readily identified market value. For debt, we evaluate the year end market rates for similar debt instruments to assess fair value. We obtain the fair value of the interest rate swaps, as discussed in Note 17 to the Consolidated Financial Statements, Derivative Financial Instruments, from dealer quotes. These values represent the estimated amount we would receive or pay to terminate agreements taking into consideration current interest rates and the terms of the agreements.

DEFERRED TAX ASSETS

As of December 31, 2002, we had approximately $6.0 million of deferred tax assets related principally to a foreign tax credit that expires in 2006, for which no valuation allowance has been recorded. We expect to fully realize these assets since we project both sufficient foreign source income and sufficient U.S. tax liabilities before their expiration. We also had additional net deferred tax assets of $16.8 million. The realization of these assets is based upon estimates of future taxable income. In preparing estimates of future taxable income, we have used the same assumptions and projections utilized in our internal three-year forecasts and five-year estimates. Based on these projections, we expect to achieve an increase in income principally through increased sales from recovery in the automotive industry in general and increased new business while continuing cost reductions.

DERIVATIVES

We may hold derivative financial instruments to hedge a variety of risk exposures including interest rate risks associated with our long-term debt, foreign currency fluctuations for transactions with our overseas subsidiaries and customers, and purchase commitments for certain raw materials used in our production processes. At December 31, 2002 and 2001, we held an interest rate swap with a notional amount of $50 million. This derivative qualifies for hedge accounting as discussed in Note 17, Derivative Financial Instruments, to our Consolidated Financial Statements.

We do not hold or issue derivative instruments for trading purposes. Hedge accounting is applied when we designate and document the hedging relationships involving these derivative instruments. While we intend to continue to meet the conditions for hedge accounting, if a hedge did not qualify as highly effective, the ineffective portion of the derivative would be reflected in earnings.

To hedge interest rate risk, an interest rate swap is used in which we pay a fixed rate and receive a variable rate. This instrument is valued using the market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments. The variable cash payments are based on an expectation of future interest rates derived from observed market interest rate curves. We have not changed our methods of calculating these fair values or developing the underlying assumptions. The value of these derivatives will change over time as cash receipts and payments are made and as market conditions change. We do not believe we are exposed to more than a nominal amount of credit risk in our interest rate and/or foreign currency hedges, as the counter parties are established, well capitalized financial institutions. Information about the fair values, notional amounts, and contractual terms of these instruments can be found in Note 17, Derivative Financial Instruments, to our Consolidated Financial Statements.

To hedge foreign currency risks, we periodically use over-the-counter forward contracts. At December 31, 2002, we had outstanding foreign exchange contracts with a notional amount of $15.9 million to hedge our European operations. The market value of such foreign exchange contracts was minimal at December 31, 2002.

In addition to the above derivative financial instruments, we have other contracts that have the characteristics of derivatives but are not required to be accounted for as derivatives. These contracts for the physical delivery of commodities qualify for the normal purchases and normal sales exception under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as we take physical delivery of the commodity and use it in the production process. This exception is an election and, if not elected, these contracts would be carried in the balance sheet at fair value with changes in the fair value reflected in earnings. These contracts are used to cover our raw materials and energy purchases.

LONG-LIVED ASSETS

In the first quarter of 2002, we adopted SFAS No. 141, "Business Combinations", SFAS No. 142, "Goodwill and Other Intangible Assets", and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The adoption of SFAS No. 141 had no impact on the company as acquisitions have been accounted for under purchase accounting. Application of the non-amortization provisions in SFAS No. 142 resulted in an earnings-per-share increase of about 20 cents per diluted share in 2002.

We evaluate our goodwill for impairment by the combination of an income method and a market method. The results of our tests performed in 2002 indicated that the goodwill is not impaired. Based on these tests, the goodwill would not have been fully recoverable if our future cash flows from our Ferrous Metals and Light Metals reporting units had been 42% and 31%, respectively, lower than our current projections used.

We evaluate our property, plant, and equipment for impairment whenever indicators of impairment exist in accordance with SFAS No. 144. Our current estimates of recoverability of approximately $60 million of long-lived assets for the plants at which impairment indicators were present (principally due to the drop in sales volume) indicated that those assets would not have been recoverable if our estimates of future cash flows from these plants had been 20% to 54% lower than our current estimates. Our recoverability estimates are based on estimates of future operating results of the various facilities. Estimates of future cash flows used to test the assets for recoverability were based on current operating projections extended to the useful life of the asset groups for which the company measures profits.

LITIGATION AND CONTINGENCIES

We are a defendant in a number of legal proceedings associated with environmental, employment, commercial, product liability and other matters. We do not believe we are a party to any legal proceedings that will have a material adverse effect on our consolidated financial position, results of operations and cash flows. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions related to these proceedings.

We have accrued our best estimate of the cost for the resolution of these claims, where we are able to estimate the cost and where we have determined that it is probable that we will incur them. Our estimates have been developed in consultation with counsel that is handling our defense in these matters. To the extent additional information arises, it is possible that our best estimate of our probable liability in these matters could change. We recognize the costs of legal defense in the periods incurred. Accordingly, the future costs of defending claims are not included in our estimated liability.

Occasionally we are subject to examination from domestic and foreign tax authorities regarding the amount of taxes due. These examinations include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with our various tax filing positions, we record reserves for potential exposures. To the extent we were to prevail in matters for which accruals have been established or be required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted. However, based on our evaluation of tax positions, we believe we have appropriately accrued for probable exposures. The United States Internal Revenue Service had completed their examination of our tax years 2000 and 1999 during the fourth quarter of 2002, which concluded that no additional tax provision for those tax years is required.

PENSION AND POST-RETIREMENT BENEFITS

With the assistance of our actuaries, we determine the discount rate to be used to discount pension and post-retirement plans liabilities based on a review of high-quality long-term bonds. The discount rate used in determining the actuarial present value of the projected benefit obligations was 6.75% in 2002. The actuaries also determine the expected long-term rate of return on plan assets used in calculating net pension expense based on the historical and projected rates of return on the types of plan assets in which the plans have invested. The expected long-term rate of return in 2002 was 8.75%.

                              INTERMET Corporation

                      Consolidated Statements of Operations


                                                                        Years ended December 31,
                                                                   2002           2001           2000
                                                                -----------    -----------    -----------
                                                             (in thousands of dollars, except per share data)
Net sales                                                       $   814,932    $   843,173    $ 1,038,844
Cost of sales                                                       744,769        781,650        913,262
                                                                -----------    -----------    -----------
Gross profit                                                         70,163         61,523        125,582

Operating expenses (income):
   Selling, general and administrative                               31,870         29,177         38,546
   Goodwill amortization                                                  -          6,328          6,353
   Other operating expenses (income), net                             1,592         13,427         (8,009)
                                                                -----------    -----------    -----------
Total operating expenses                                             33,462         48,932         36,890
                                                                -----------    -----------    -----------

Operating profit                                                     36,701         12,591         88,692

Other expenses (income):
   Interest expense, net                                             27,914         31,025         39,261
   Other income, net                                                 (1,992)        (4,431)       (27,668)
                                                                -----------    -----------    -----------
Total other expenses                                                 25,922         26,594         11,593
                                                                -----------    -----------    -----------

Income (loss) before income taxes                                    10,779        (14,003)        77,099
Income tax expense (benefit)                                          1,654         (5,300)        36,191
                                                                -----------    -----------    -----------
Net income (loss) before extraordinary item and cumulative
  effect of a change in accounting principle                          9,125         (8,703)        40,908
Extraordinary item, net of tax                                         (603)             -              -
Cumulative effect of a change in accounting principle,
  net of tax                                                            481              -              -
                                                                -----------    -----------    -----------
Net income (loss)                                               $     9,003    $    (8,703)   $    40,908
                                                                ===========    ===========    ===========

Net income (loss) per common share - basic:
   Net income (loss) before extraordinary item and cumulative
    effect of a change in accounting principle                  $      0.36    $     (0.34)   $      1.61
   Extraordinary item                                                 (0.02)             -              -
   Cumulative effect of a change in accounting principle               0.01              -              -
                                                                -----------    -----------    -----------
   Net income (loss)                                            $      0.35    $     (0.34)   $      1.61
                                                                ===========    ===========    ===========

Net income (loss) per common share - assuming dilution
   Net income (loss) before
    extraordinary item and cumulative
    effect of a change in accounting principle                  $      0.35    $     (0.34)   $      1.61
   Extraordinary item                                                 (0.02)             -              -
   Cumulative effect of a change in accounting principle               0.02              -              -
                                                                -----------    -----------    -----------
   Net income (loss)                                            $      0.35    $     (0.34)   $      1.61
                                                                ===========    ===========    ===========

See accompanying notes.

                              INTERMET Corporation

                 Consolidated Statements of Comprehensive Income



                                                     Years ended December 31,
                                                   2002        2001        2000
                                                 --------    --------    --------
                                                     (in thousands of dollars)
Net income (loss)                                $  9,003    $ (8,703)   $ 40,908
Other comprehensive income (loss), net of tax:
  Foreign currency translation adjustment           9,793      (4,278)       (129)
  Derivative instrument adjustment                    515      (1,858)          -
  Minimum pension liability adjustment            (11,481)     (6,890)          -
                                                 --------    --------    --------
Total other comprehensive income (loss)            (1,173)    (13,026)       (129)
                                                 --------    --------    --------

Comprehensive income (loss)                      $  7,830    $(21,729)   $ 40,779
                                                 ========    ========    ========





See accompanying notes.

                              INTERMET Corporation

                           Consolidated Balance Sheets


                                                                        December 31,
                                                                      2002       2001
                                                                    --------   --------
                                                                 (in thousands of dollars)
ASSETS
Current assets:
   Cash and cash equivalents                                        $  3,298   $ 13,866
   Accounts receivable:
     Trade, less allowances of $9,229 in 2002 and $10,727 in 2001     74,025     95,601
     Other                                                            12,754     16,439
                                                                    --------   --------
                                                                      86,779    112,040

   Inventories                                                        65,456     71,857
   Deferred income tax assets                                         20,230     25,969
   Other current assets                                                4,645      4,171
                                                                    --------   --------
Total current assets                                                 180,408    227,903
                                                                    --------   --------

Property, plant and equipment, net                                   332,034    370,756
Goodwill, net of amortization of $21,859 in 2002 and 2001            217,016    217,016
Deferred income tax assets                                             5,443      1,575
Other noncurrent assets                                               29,197     23,289
                                                                    --------   --------
Total noncurrent assets                                              583,690    612,636
                                                                    --------   --------
Total assets                                                        $764,098   $840,539
                                                                    ========   ========

                              INTERMET Corporation

                           Consolidated Balance Sheets



                                                                      December 31,
                                                                   2002          2001
                                                                 ---------    ---------
                                                            (in thousands of dollars, except
                                                                share and per share data)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                              $  70,933    $  81,244
   Accrued payroll and benefits                                     31,148       28,822
   Other accrued liabilities                                        34,057       37,781
   Long-term debt due within one year                                1,567      173,352
                                                                 ---------    ---------
Total current liabilities                                          137,705      321,199

Noncurrent liabilities:
   Long-term debt due after one year                               278,536      190,070
   Pension and other post-retirement benefits                       77,571       60,583
   Deferred income tax liabilities                                   2,913        4,689
   Other noncurrent liabilities                                      9,804       10,718
                                                                 ---------    ---------
Total noncurrent liabilities                                       368,824      266,060

Shareholders' equity:
   Preferred stock; 5,000,000 shares authorized; none
     issued in 2002 and 2001
   Common stock, $0.10 par value; 50,000,000 shares
     authorized in 2002 and 2001; 25,491,178 and 25,415,324
     shares issued and outstanding in 2002 and 2001                  2,601        2,590
   Capital in excess of par value                                   57,124       56,761
   Retained earnings                                               212,437      207,512
   Accumulated other comprehensive loss                            (14,562)     (13,389)
   Unearned restricted stock                                           (31)        (194)
                                                                 ---------    ---------
Total shareholders' equity                                         257,569      253,280
                                                                 ---------    ---------
Total liabilities and shareholders' equity                       $ 764,098    $ 840,539
                                                                 =========    =========








See accompanying notes.

                              INTERMET Corporation
                      Consolidated Statements of Cash Flows

                                                                    Years ended December 31,
                                                                 2002         2001         2000
                                                               ---------    ---------    ---------
                                                                   (in thousands of dollars)
OPERATING ACTIVITIES:
Net income (loss) before extraordinary item and cumulative     $   9,125    ($  8,703)   $  40,908
 effect of a change in accounting principle
Adjustments to reconcile net income (loss) to cash provided
 by operating activities:
   Depreciation                                                   50,253       51,373       45,122
   Amortization of debt discount and issuance costs                2,083        1,476        1,208
   Amortization of goodwill and other assets                         139        7,123        7,392
   Impairment of assets                                                -       11,734        7,476
   Equity in earnings of 20%-50% owned companies                  (1,573)        (946)        (782)
   Deferred income tax provision (benefit)                           548       (4,086)      14,459
   Gain on sale of a subsidiary and other assets                       -          (73)     (22,392)
   Loss on disposal of property, plant and equipment               3,109            -            -
   Gain on insurance proceeds from involuntary conversion
     of assets                                                         -       (3,220)     (26,502)
   Changes in operating assets and liabilities excluding the
     effects of acquisitions and dispositions:
     Accounts receivable                                          28,891       21,504       30,835
     Inventories                                                   7,655       21,375        1,844
     Accounts payable and current liabilities                    (15,836)     (39,407)     (10,490)
     Other assets and liabilities                                  4,981       13,444      (19,723)
                                                               ---------    ---------    ---------
Cash provided by operating activities                             89,375       71,594       69,355

INVESTING ACTIVITIES:
   Additions to property, plant and equipment                     (9,445)     (36,368)     (57,747)
   Additions to property, plant and equipment from insurance           -       (3,389)     (34,414)
   Proceeds from insurance for replacement of property,
     plant and equipment                                               -        3,389       34,414
   Proceeds from sale of a subsidiary and other assets                 -            -       64,212
   Other, net                                                          -            -       (1,628)
                                                               ---------    ---------    ---------
Cash (used in) provided by investing activities                   (9,445)     (36,368)       4,837

FINANCING ACTIVITIES:
   Net (decrease) increase in revolving credit facility          (85,000)       9,000      (54,500)
   Proceeds from term loan                                             -      182,750            -
   Proceeds from debt offering                                   175,000            -            -
   Repayment of term loans                                      (171,750)    (211,000)           -
   Decrease in other debt                                         (1,646)     (16,494)      (1,307)
   Payments of debt issuance costs                                (6,022)           -            -
   Issuance (purchase) of common stock                               374         (349)         452
   Dividends paid                                                 (4,075)      (3,183)      (4,061)
   Other, net                                                          -            -         (140)
                                                               ---------    ---------    ---------
Cash used in financing activities                                (93,119)     (39,276)     (59,556)

Effect of exchange rate changes on cash and cash equivalents       2,621       (1,821)       1,685
                                                               ---------    ---------    ---------
Net (decrease) increase in cash and cash equivalents             (10,568)      (5,871)      16,321
Cash and cash equivalents at beginning of year                    13,866       19,737        3,416
                                                               ---------    ---------    ---------
Cash and cash equivalents at end of year                       $   3,298    $  13,866    $  19,737
                                                               =========    =========    =========





See accompanying notes.

                              INTERMET Corporation

                 Consolidated Statements of Shareholders' Equity



                                                                      Years ended December 31,
                                                                   2002         2001         2000
                                                                 ---------    ---------    ---------
                                                                   (in thousands of dollars, except
                                                                       share and per share data)
COMMON STOCK, $0.10 PAR VALUE
Balance as of January 1                                          $   2,590    $   2,590    $   2,585
Issued in connection with exercise of options to purchase
19,750, nil and 26,000 shares of common stock in 2002, 2001
and 2000                                                                 2            -            5
Issued in connection with deferred compensation plan                     9            -            -
                                                                 ---------    ---------    ---------
Balance as of December 31                                            2,601        2,590        2,590

CAPITAL IN EXCESS OF PAR VALUE
Balance as of January 1                                             56,761       57,110       56,661
Amounts in excess of par value of common stock issued n
connection with exercise of options to purchase shares                 189            -          449
Amounts in excess of par value of common stock issued in
connection with deferred compensation plan                             174            -            -
Purchase of 104,000 shares for deferred compensation plan                -         (349)           -
                                                                 ---------    ---------    ---------
Balance as of December 31                                           57,124       56,761       57,110

RETAINED EARNINGS
Balance as of January 1                                            207,512      220,279      183,432
Net income (loss)                                                    9,003       (8,703)      40,908
Cash dividends of $0.16 per share in 2002, 2001 and 2000            (4,078)      (4,064)      (4,061)
                                                                 ---------    ---------    ---------
Balance as of December 31                                          212,437      207,512      220,279

ACCUMULATED TRANSLATION
Balance as of January 1                                             (4,641)        (363)        (234)
Foreign currency translation adjustment                             14,932       (6,582)        (198)
Related income tax effect                                           (5,139)       2,304           69
                                                                 ---------    ---------    ---------
Balance as of December 31                                            5,152       (4,641)        (363)

DERIVATIVE INSTRUMENT
Balance as of January 1                                             (1,858)           -            -
Derivative instrument adjustment                                       792       (2,858)           -
Related income tax effect                                             (277)       1,000            -
                                                                 ---------    ---------    ---------
Balance as of December 31                                           (1,343)      (1,858)           -

MINIMUM PENSION LIABILITY
Balance as of January 1                                             (6,890)           -            -
Minimum pension liability adjustment                               (17,663)     (10,600)           -
Related income tax effect                                            6,182        3,710            -
                                                                 ---------    ---------    ---------
Balance as of December 31                                          (18,371)      (6,890)           -

UNEARNED RESTRICTED STOCK
Balance as of January 1                                               (194)        (206)         (67)
Issuance of 6,000, 23,000 and 30,000 shares of common stock in
2002, 2001 and 2000                                                    (20)         (64)        (251)
Amortization                                                            44           76          112
Forfeitures                                                            139            -            -
                                                                 ---------    ---------    ---------
Balance as of December 31                                              (31)        (194)        (206)
                                                                 ---------    ---------    ---------
TOTAL SHAREHOLDERS' EQUITY                                       $ 257,569    $ 253,280    $ 279,410
                                                                 =========    =========    =========




 See accompanying notes.

                              INTERMET Corporation

                   Notes to Consolidated Financial Statements

                  Years ended December 31, 2002, 2001 and 2000


1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

INTERMET Corporation produces castings worldwide for light vehicle and industrial components including chassis, axle and suspension components, powertrain components, and electronic components. In addition, we perform value-added services including advanced design and engineering, casting, machining and sub-assembly, principally for automotive manufacturers in North America.

Our primary material capabilities include two groups: Ferrous Metals Group and Light Metals Group. Ferrous metals include ductile and gray iron. Light metals include aluminum, magnesium and zinc.

BASIS OF PRESENTATION

The accompanying consolidated financial statements, presented in conformity with accounting principles generally accepted in the United States ("GAAP"), include the accounts of INTERMET and its domestic and foreign subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation. All subsidiaries have a fiscal year ending December 31. Investments in 20% to 50% owned companies are accounted for under the equity method.

USE OF ESTIMATES

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and such differences could be material to the financial statements.

RECLASSIFICATIONS

Certain amounts previously reported in the 2001 and 2000 financial statements and notes thereto have been reclassified to conform to the 2002 presentation.

REVENUE RECOGNITION

We recognize revenue upon shipment of products and transfer of title.

SHIPPING AND HANDLING COSTS

We record shipping and handling costs as components of "Cost of sales" within our statements of operations.

STOCK-BASED COMPENSATION

We grant stock options to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. We account for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and, accordingly, recognize no compensation expense for the stock option grants. Had compensation expense for these stock option grants been determined based on the fair value at the grant dates for awards under the stock option plans consistent with the method of SFAS No. 13, "Accounting for Stock-Based Compensation," our pro forma net income
(loss), basic earnings (loss) per share and diluted earnings (loss) per share would have been the following:


                                                                                2002        2001       2000
                                                                               -------    --------   --------
                                                                                  (in thousands of dollars,
                                                                                    except per share data)
Net income (loss), as reported                                                 $9,003     $(8,703)   $40,908
Less: Total stock-based employee compensation expense determined under
      fair value method for all awards, net of related tax effects               (794)       (898)      (875)
                                                                               -------    --------   --------
Pro forma net income (loss)                                                    $8,209     $(9,601)   $40,033
                                                                               =======    ========   ========
Earnings (loss) per share:
      Basic - as reported                                                      $ 0.35     $ (0.34)     $1.61
                                                                               =======    ========   ========
      Basic - pro forma                                                        $ 0.32     $ (0.38)     $1.58
                                                                               =======    ========   ========
      Diluted - as reported                                                    $ 0.35     $ (0.34)     $1.61
                                                                               =======    ========   ========
      Diluted - pro forma                                                      $ 0.32     $ (0.38)     $1.57
                                                                               =======    ========   ========



We use the Black-Scholes option pricing model to estimate the fair value of our stock options as described in Note 10, Stock Compensation.

                              INTERMET Corporation

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

All short-term investments with original maturities of less than 90 days are deemed to be cash equivalents for purposes of the statements of cash flows.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Allowance for doubtful accounts reduces trade accounts receivable to its net recognizable amount. It is determined by a combination of factors, such as customer charge-backs, customer's inability to meet its financial obligations to us, our past loss history, and the length of time the trade account receivables are past due. If circumstances change, our estimates of the recoverability of trade accounts receivable could be reduced by a material amount.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out ("LIFO") method for 5% and 6% of inventories as of December 31, 2002 and 2001, respectively. If LIFO inventories were valued using the same cost methods used for other inventories, their carrying values would have increased by $897,000 and $1,191,000 at December 31, 2002 and 2001,
respectively. Certain raw materials and supplies inventories are valued on a weighted average cost basis. Average production cost is used for certain work in process. Finished goods inventories and other inventories are valued by the first-in, first-out ("FIFO") method. The specific identification method is used for pattern inventories. Supplies inventories are evaluated for obsolescence based on length of time in the store-room and expected near-term use.

PREPAID EXPENSES

We recognize payments made in advance for future services (e.g., insurance premiums) as prepaid expenses and include them in "Other Current Assets" in the accompanying balance sheet.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. The provision for depreciation and amortization of property, plant and equipment is determined using the straight-line method on the basis of the following estimated useful lives: 2 to 40 years for buildings and improvements, and 2 to 21 years for machinery and equipment. The amortization of property, plant and equipment under capital leases is included in depreciation expense. Industrial development grants provided by the federal and state governments of Germany are included as reductions of property, plant and equipment and are being amortized over the estimated useful lives of the related assets. We evaluate our property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Our recoverability estimates are based on the projected future cash flows expected to result from the use of the assets at various facilities. An impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value.

GOODWILL

Goodwill represents the excess acquisition cost over the fair value of net assets acquired. On January 1, 2002, we adopted SFAS No. 142 "Goodwill and Other Intangible Assets". Under this statement, goodwill is no longer amortized but is subject to annual impairment tests (or more frequent tests if impairment indicators arise). We performed impairment tests of our goodwill as required. We evaluated our goodwill recoverability based on a combination of an income method and a market method. The results of our tests performed in 2002 indicated that the goodwill is not impaired.

                              INTERMET Corporation

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DERIVATIVES

SFAS No. 133 requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. Our interest rate swap with a notional amount of $50 million is stated as a liability on the consolidated balance sheets at fair value which is obtained from dealer quotes as noted in
Note 17, Derivative Financial Instruments. Changes in the fair value of the derivative is recognized through other comprehensive income. We do not participate in speculative derivatives trading.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of certain financial instruments such as cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of their short maturities. The carrying values of our debts approximate the fair values as the respective effective interest rates of our debts approximate the respective year end market rates for similar debt instruments, with the exception of our senior notes (see Note 8, Debt). The carrying values reported in the consolidated balance sheets represent the estimated amounts we would receive or pay to terminate agreements taking into consideration current interest rates and the creditworthiness of the counter-parties.

ENVIRONMENTAL MATTERS

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. These accruals are adjusted periodically as assessment and remediation efforts progress or other information becomes available. Accruals for related insurance or other third-party recoveries for environmental liabilities are recorded when it is probable that a recovery will be realized.

Environmental costs are capitalized if the costs extend the life of the property, increase its capacity, and / or mitigate or prevent contamination from future operations. Costs related to environmental contamination treatment and cleanup are charged to expense.

INCOME TAXES

The Company accounts for taxes on income using the asset and liability method wherein deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities using statutory tax rates.

Annual tax provisions include provision for the current year and amounts considered sufficient to pay assessments that may result from examinations of prior year tax returns. However, the amount ultimately paid upon resolution of issues raised may differ from the amounts accrued.

FOREIGN CURRENCY TRANSLATION

All assets and liabilities of foreign subsidiaries for which the local currency is the functional currency are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. The resulting translation adjustments are recorded in accumulated other comprehensive income as a component of stockholder's equity.

                              INTERMET Corporation

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". This Statement requires certain gains and losses associated with the extinguishment of debt previously treated as extraordinary items to be classified as income or loss from continuing operations. We will be required to adopt SFAS No. 145 on January 1, 2003. Accordingly, as of January 1, 2003, a pretax extraordinary item of $927,000 resulting from the extinguishment of debt for the year ended December 31, 2002 will be reclassified.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which supersedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 will be effective for exit or disposal activities initiated after December 31, 2002.

                              INTERMET Corporation

2.   BALANCE SHEET DETAILS

Inventories:

The components of inventories are as follows:

                                                            December 31,
                                                   -------------------------------
                                                       2002              2001
                                                   -------------    --------------
                                                      (in thousands of dollars)
Finished goods                                        $ 15,804          $ 15,756
Work in process                                          9,059            12,080
Raw materials                                            6,794             6,259
Supplies and patterns                                   33,799            37,762
                                                   -------------    --------------
                                                      $ 65,456          $ 71,857
                                                   =============    ==============

Property, Plant and Equipment, Net:

The components of property, plant and equipment are as follows:


                                                            December 31,
                                                   -------------------------------
                                                       2002              2001
                                                   -------------    --------------
                                                      (in thousands of dollars)
Land                                                 $   5,304         $   5,204
Buildings and improvements                             135,191           122,425
Machinery and equipment                                510,917           505,025
Construction in progress                                 9,595            13,983
                                                   -------------    --------------
Property, plant and equipment, at cost                 661,007           646,637
Less: Accumulated depreciation and foreign
  industrial development grants, net                   328,973           275,881
                                                   -------------    --------------
Property, plant and equipment, net                   $ 332,034         $ 370,756
                                                   =============    ==============

                              INTERMET Corporation

3. REPORTING FOR BUSINESS SEGMENTS

We individually evaluate the operating performance of our business units. We have aggregated operating segments that have similar characteristics, including manufacturing processes and raw materials. The Ferrous Metals segment consists of ferrous foundry operations and their related machining operations, including the operations of PortCast-Fundicao Nodular, S.A. ("PortCast"), our 50% owned Portuguese equity investment. Our equity in earnings of PortCast in 2002 was $1,573,000. The Light Metals segment consists of aluminum, magnesium and zinc casting operations and their related machining operations. Corporate and Other segment includes operations which do not fall within the Ferrous Metals segment or the Light Metals segment and the corporate business unit and its related expenses and eliminations. Certain administrative costs such as interest and amortization are included within Corporate and Other segment. This information is displayed in the following table.

                                                   Ferrous                     Corporate
                                                   Metals     Light Metals     and Other     Consolidated
                                                 -----------  ------------    -----------    ------------
                                                                (in thousands of dollars)
Year ended December 31, 2002
   Net sales                                     $   529,738   $   271,591    $    13,603    $   814,932
   Depreciation expense                               29,918        18,019          2,316         50,253
   Amortization expense                                    -             -            139            139
   Interest expense, net                               3,860         4,390         19,664         27,914
   Provision for income taxes (benefits)               6,818         6,381        (11,545)         1,654
   Extraordinary item                                      -             -           (603)          (603)
   Cumulative effect of a change in accounting             -             -            481            481
   principle
   Net income                                         14,736         9,424        (15,157)         9,003
   Purchases of property, plant and equipment          3,483         4,065          1,897          9,445

As of December 31, 2002
   Total assets                                  $   385,831   $   234,566    $   143,701    $   764,098

Year ended December 31, 2001
   Net sales                                     $   526,281   $   300,745    $    16,147    $   843,173
   Depreciation expense                               27,834        20,274          3,265         51,373
   Amortization expense                                    -             -          7,123          7,123
   Interest expense, net                               6,781         6,003         18,241         31,025
   Provision for income taxes (benefits)               4,588          (691)        (9,197)        (5,300)
   Net income (loss)                                   8,398        (3,346)       (13,755)        (8,703)
   Purchases of property, plant and equipment*        20,986        14,440            942         36,368

As of December 31, 2001
   Total assets                                  $   455,034   $   234,806    $   150,699    $   840,539

Year ended December 31, 2000
   Net sales                                     $   634,392   $   333,851    $    70,601    $ 1,038,844
   Depreciation expense                               23,072        19,482          2,568         45,122
   Amortization expense                                    -             -          7,392          7,392
   Interest expense, net                               6,128         7,081         26,052         39,261
   Provision for income taxes (benefits)              34,770         1,555           (134)        36,191
   Net income (loss)                                  52,996         1,063        (13,151)        40,908
   Purchases of property, plant and equipment*        36,283        17,691          3,773         57,747

As of December 31, 2000
   Total assets                                  $   492,081   $   401,655    $    25,060    $   918,796



* Does not include capital reimbursed through insurance - $3,389,000 and $34,414,000 in 2001 and 2000, respectively.

                              INTERMET Corporation

4.   DISPOSITIONS

On October 12, 2000, we sold our interest in Iowa Mold Tooling Co. Inc.. This was a consolidated subsidiary that is included in our "Corporate and Other" segment in 2000 in Note 3, Reporting for Business Segments. We sold our interest in Iowa Mold Tooling for $53.9 million. The pretax gain of $22.3 million is included in "Other operating expenses (income), net" in the accompanying statements of operations in 2000.

On March 7, 2000, we sold our equity interest in General Products Corporation for $10.3 million, net of expenses. We realized a pretax gain from the transaction of $0.8 million.


5.   GOODWILL

On January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Under this statement, goodwill is no longer amortized but is subject to annual impairment tests (or more frequent tests if impairment indicators arise). As required under SFAS No. 142, we wrote off negative goodwill of $481 thousand net of taxes, in the first quarter of 2002 as a cumulative effect of a change in accounting principle. In 2002, we performed impairment tests according to the requirements of SFAS No. 142. Specifically, during the second quarter of 2002, we performed our initial impairment test on our goodwill. In addition, we performed our annual impairment test as of November 30, 2002. Both tests apply a combination of valuation techniques including an income method and a market method. The results of our tests indicated that goodwill is not impaired.

The following table reflects the proforma effect of SFAS No. 142 on our net income for the years ended December 31:


                                                                      2002             2001             2000
                                                                ---------------- ---------------- ----------------
                                                                 (in thousands of dollars, except per share data)
Reported net income (loss) after extraordinary item and
  cumulative effect of a change in accounting principle                $9,003          $(8,703)         $40,908
Add back: Goodwill amortization, net of taxes                               -            5,298            5,314
                                                                ---------------- ---------------- ----------------
Adjusted net income (loss)                                             $9,003          $(3,405)         $46,222
                                                                ================ ================ ================

Basic and diluted earnings (loss) per share:
Reported net income (loss)                                              $0.35           $(0.34)           $1.61
Add back: Goodwill amortization, net of taxes                               -             0.21             0.21
                                                                ---------------- ---------------- ----------------
Adjusted net income (loss)                                              $0.35           $(0.13)           $1.82
                                                                ================ ================ ================


                              INTERMET Corporation

6.  IMPAIRMENT OF ASSETS AND SHUTDOWN

On December 21, 2001, we permanently closed our Alexander City, Alabama, aluminum plant. Alexander City is included in the Light Metals segment in Note 3, Reporting for Business Segments. Alexander City had revenues of $39.1 million and $22.8 million, and net losses of approximately $9.8 million and $10.9 million for 2001 and 2000, respectively. The net loss of $9.8 million for 2001 includes charges for asset impairment and shutdown of $8.4 million after tax in the fourth quarter of 2001.

 The decision to close this plant was the principal reason we recorded an $11.7 million charge for impairment of assets and a $1.2 million charge of shutdown costs in the fourth quarter of 2001. All of these charges are included in "Other operating expense (income), net" in the accompanying statements of operations. The $11.7 million impairment charge included a write-down of $9.8 million to fair market value for capital assets and inventories, and a write-down of goodwill of $1.9 million. The $1.2 million shutdown charge included $0.7 million for site environmental remediation and disposal costs, $0.4 million in provisions for severance (for 18 salaried employees) and employee pay-related costs, and $0.1 million in legal costs. The accrual for shutdown costs of $1.2 million is included in "Accrued liabilities" in the accompanying balance sheet in 2001. During 2002, we paid all of the $0.4 million of severance accrued at December 31, 2001.

In the second quarter of 2001, we announced the shutdown of our Reynosa, Mexico, machining operation and recorded a $0.6 million shutdown charge.

During December 2000, due to poor operating results of our Corporate and Other segment, we assessed the ongoing value of its assets. In determining the amount of the necessary reserve, we utilized discounted future cash flows. Based on this evaluation, we recorded an impairment charge of $7.5 million, including elimination of goodwill of $5.7 million and a write-down of fixed assets of $1.8 million. This charge was included in "Other operating expense (income), net" in the accompanying statements of operations in 2000.

On March 31, 2000, we permanently closed our Ironton, Ohio, foundry. Ironton was included in the Ferrous Metals segment in Note 3, Reporting for Business Segments. Ironton had revenues of $6.1 million and net losses of $4.4 million for the year ended December 31, 2000.

In 2000, we incurred $1.5 million and $5.2 million, respectively, related to Ironton for demolition and environmental remediation and $0.4 million and $1.0 million, respectively, for wages and employee benefits. These expenditures were accrued for at December 31, 1999. In addition, we paid $1.0 million in severance and employee benefits in 2000 relating to 500 union employees. This amount was not previously accrued. In 2001, we also incurred $0.8 million in workers' compensation and group insurance which were not previously accrued.

In 2002, Ironton incurred approximately $0.2 million for workers' compensation claims, $0.3 million for health insurance, and $0.1 million for environmental remediation. The remaining accrual of $0.2 million as of December 31, 2002, which is included in "Other accrued liabilities" in the accompanying balance sheet, is our estimate of the remaining costs to be incurred, related primarily to workers' compensation.

During 2001 and 2000, $0.7 million and $1.4 million, respectively, of the assets remaining at the Ironton foundry at December 31, 1999, were transferred to our other facilities. We also sold certain assets of $0.3 million and $4.5 million in 2001 and 2000, respectively. The remaining assets of $0.9 million as of December 31, 2002, which are included in "Property, plant and equipment" in the accompanying balance sheet, are recorded based on our estimate of the fair value of the remaining real property and machinery.

                              INTERMET Corporation

7.   SHORT-TERM LINES OF CREDIT

Columbus Neunkirchen Foundry GmbH and Intermet Europe GmbH, our wholly owned subsidiaries, have various revolving note agreements which are payable upon the earlier of demand or December 31, 2003, unless extended. These notes provide for borrowings up to Euros 4.6 million (approximately $4.8 million) at December 31, 2002. There were no outstanding borrowings under these agreements as of December 31, 2002 and 2001.

8.   DEBT

Long-term debt consists of the following at December 31:

                                                 2002       2001
                                               --------   --------
                                            (in thousands of dollars)
INTERMET:
   Revolving credit facility                   $ 63,000   $148,000
   Term loan                                          -    171,750
   Senior notes from June 2002 debt offering    175,000          -
Domestic subsidiaries:
   Industrial development bonds                  40,200     41,050
   Capitalized leases                             1,581      2,181
Foreign subsidiaries:
   Foreign bank term notes                          322        441
                                               --------   --------
Total                                           280,103    363,422
Less: Long-term debt due within one year          1,567    173,352
                                               --------   --------
Long-term debt due after one year              $278,536   $190,070
                                               ========   ========

On June 13, 2002, we completed a senior note offering of $175 million. The notes bear a fixed rate of interest at 9.75% and will mature on June 15, 2009. Interest is due each June 15 and December 15. The notes are unsecured and rank equally with all of our existing and future unsecured senior debt. The net proceeds of the senior note offering were used to pay the remaining balance on a bank term loan and for working capital purposes. The write-off of unamortized debt issuance costs of $0.9 million pretax and $0.6 million net of taxes, related to the extinguishment of the bank term loan, was recorded as an extraordinary item in the accompanying statements of operations in the second quarter of 2002. Debt issuance costs of $5.9 million were capitalized in connection with the debt offering and are included in "Other noncurrent assets" in the accompanying balance sheet and are being amortized over seven years. See
Note 9, Supplemental Condensed Consolidating Financial Information, for additional information regarding the senior unsecured notes. The estimated fair value of our senior notes based on market data as of December 31, 2002, was approximately $157.5 million.

On July 17, 2001, Intermet amended its $300 million unsecured revolving credit agreement with its bank group. The maturity date continues to be November 5, 2004. Under the new terms, the revolving credit facility is secured by all domestic assets and a pledge of 65% of the stock of foreign subsidiaries. The agreement requires us to maintain specified financial ratios and imposes limitations on certain activities. We are in compliance with our covenants as of December 31, 2002. The interest rate on the secured revolving credit for LIBOR borrowings at December 31, 2002, was LIBOR plus 3.00% (approximately 4.84%). Overnight borrowings under the revolving credit agreement were at 6.25%. The spread over LIBOR that we must pay is based on the ratio of our total debt (including letters of credit) to our EBITDA. We must also pay a fee, at a rate of 0.50% per annum, on any unused portion of the $300 million secured revolving credit facility. Standby letters of credit reduce the amount that the Company is able to borrow under its secured revolving credit facility. At December 31, 2002, such standby letters of credit totaled $57.2 million. Revolving credit agreement covenants limit our availability to access the entire $300 million secured revolving credit facility. At December 31, 2002, total borrowings and letter of credit obligations under the $300 million secured revolving credit agreement were $120.2 million.

                              INTERMET Corporation

8.   DEBT (CONTINUED)

On December 23, 1999, Columbus Foundry, L.P., a wholly owned subsidiary, issued $35,000,000 of variable rate limited obligation revenue bonds. Under the terms of the indenture, Columbus Foundry, L.P. is required to make interest only payments at a variable rate. The interest rate resets weekly and at December 31, 2002, was 1.60%. The principal is due December 1, 2019.

Under the terms of a bond indenture entered into by Lynchburg Foundry Company, a wholly owned subsidiary, Lynchburg Foundry Company is required to make partial redemption of its industrial development revenue bonds on an annual basis through June 2006. The redemption amount is $350,000 per year, with a final payment at maturity of $1,650,000. The balance outstanding as of December 31, 2002 was $2,700,000. The bonds are subject to optional redemption prior to maturity and bear an interest rate of 7.0%.

As part of our acquisition of Tool Products, Inc. in 1998, we assumed $4,500,000 of industrial development revenue bond debt. We are required to make annual principal payments of $500,000, with a final maturity date of January 1, 2007. The balance as of December 31, 2002, was $2,500,000. The interest rate resets weekly and it was 1.75% at December 31, 2002.

We have capital leases of approximately $1.6 million and $2.2 million, and these leases relate to assets with net book values of approximately $2.4 million and $2.8 million at December 31, 2002 and 2001, respectively. Interest rates for these leases range from 7.50% to 8.58% in 2002 and 2001. The amortization of assets under capital leases is included in depreciation expense.

The foreign bank term notes bear interest rates from 5.00% to 5.10% per annum. These borrowings are secured by property, plant and equipment with net book values aggregating to approximately $30.9 million at December 31, 2002.

Maturities of long-term debt and capital leases at December 31, 2002, are as follows:

     (In thousands of dollars)
     2003                                     $   1,567
     2004                                        64,418
     2005                                         1,426
     2006                                         2,192
     2007                                           500
     Thereafter                                 210,000
                                           -------------
     Totals                                   $ 280,103
                                           =============

We paid interest of approximately $26.5 million, $30.8 million, and $41.1 million in 2002, 2001, and 2000, respectively. We capitalized interest expense of $1.1 million and $1.5 million in 2001 and 2000, respectively. No interest expense was capitalized in 2002.

Our bank agreement and senior notes limit our ability to pay dividends. In 2002, under such agreements, we were able to pay dividends of up to $5,000,000.

                              INTERMET Corporation

9.   SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

On June 13, 2002, we issued $175 million of senior notes, which will mature in 2009. The senior notes are guaranteed by certain of our domestic wholly owned subsidiaries ("Combined Guarantor Subsidiaries"). The guarantees are unconditional and joint and several. The senior notes are effectively subordinated to the secured debt of the Company ("Parent"). Restrictions contained in the indenture covering the senior notes include, but are not limited to, restrictions on incurring additional secured debt, repurchasing of our capital stock, disposal of assets, affiliate transactions, and transfer of assets. As of December 31, 2002, the Parent and the Combined Guarantor Subsidiaries had approximately $102.3 million of secured debt outstanding and approximately $179.8 million of unused commitments, net of outstanding letters of credit, under our credit facility. The secured debt of the Parent is also guaranteed by each of the Combined Guarantor Subsidiaries.

Certain of our domestic subsidiaries (Intermet International, Inc., Intermet Holding Company, Transnational Indemnity Company, and Western Capital Corporation) and all of our foreign subsidiaries are not guarantors of the notes ("Combined Non-Guarantor Subsidiaries"). The Combined Non-Guarantor Subsidiaries had approximately $0.3 million of debt outstanding as of December 31, 2002.

Presented below are summarized condensed consolidating financial information for the Parent, the Combined Guarantor Subsidiaries, the Combined Non-Guarantor Subsidiaries, and the Company on a consolidated basis as of and for the years ended December 31, 2002 and 2001.

Investments in subsidiaries are presented using the equity method of accounting. Separate financial statements of the Combined Guarantor Subsidiaries are not provided as the condensed consolidating financial information contained herein provides a more meaningful disclosure to allow investors to determine the nature of the assets held by and the operations of the combined group.

                              INTERMET Corporation

9.   SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

                                                                 Year ended December 31, 2002
                                           --------------------------------------------------------------------------
                                                           Combined        Combined
                                                           Guarantor     Non-Guarantor
                                            Parent       Subsidiaries    Subsidiaries     Eliminations   Consolidated
                                           ---------     ------------    -------------    ------------   ------------
                                                                     (in thousands of dollars)
INCOME STATEMENT DATA
Net sales                                  $       -       $ 742,829       $  87,950       $ (15,847)      $ 814,932
Cost of sales                                    (35)        681,466          79,225         (15,887)        744,769
                                           ---------       ---------       ---------       ---------       ---------
Gross profit                                      35          61,363           8,725              40          70,163
Selling, general and administrative            1,669          23,217           6,223             761          31,870
Other operating expenses (income), net         2,040              (3)            314            (759)          1,592
                                           ---------       ---------       ---------       ---------       ---------
Operating (loss) profit                       (3,674)         38,149           2,188              38          36,701
Other expenses (income), net:
       Interest expense (income), net         19,332           9,039            (457)              -          27,914
       Other expense (income), net                57            (358)         (1,691)              -          (1,992)
                                           ---------       ---------       ---------       ---------       ---------
(Loss) income before income taxes            (23,063)         29,468           4,336              38          10,779
Income tax (benefit) expense                 (10,232)         11,832              54               -           1,654
                                           ---------       ---------       ---------       ---------       ---------
Net (loss) income before
   extraordinary item and cumulative
   effect of change in accounting
   principle                                 (12,831)         17,636           4,282              38           9,125
Extraordinary item, net of tax                  (603)              -               -               -            (603)
Cumulative effect of change in
   accounting principle, net of tax                -               -             481               -             481
                                           ---------       ---------       ---------       ---------       ---------
Net (loss) income                          $ (13,434)      $  17,636       $   4,763       $      38       $   9,003
                                           =========       =========       =========       =========       =========


                              INTERMET Corporation

9.   SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)


                                                             Year Ended December 31, 2001
                                         ----------------------------------------------------------------------
                                                         Combined      Combined
                                                         Guarantor   Non-Guarantor
                                           Parent      Subsidiaries  Subsidiaries    Eliminations  Consolidated
                                         ---------     ------------  -------------   ------------  ------------
                                                                      (in thousands of dollars)
INCOME STATEMENT DATA
Net sales                                $       -      $ 770,408      $  89,986      $ (17,221)     $ 843,173
Cost of sales                                  292        722,969         74,585        (16,196)       781,650
                                         ---------      ---------      ---------      ---------      ---------
Gross (loss) profit                           (292)        47,439         15,401         (1,025)        61,523
Selling, general and administrative          2,887         26,403          6,026            189         35,505
Other operating expenses (income), net         756         12,793             67           (189)        13,427
                                         ---------      ---------      ---------      ---------      ---------
Operating (loss) profit                     (3,935)         8,243          9,308         (1,025)        12,591
Other expenses (income), net:
       Interest expense (income), net       17,588         13,638           (201)             -         31,025
       Other (income) expense, net             (30)            87         (4,488)             -         (4,431)
                                         ---------      ---------      ---------      ---------      ---------
(Loss) income before income taxes          (21,493)        (5,482)        13,997         (1,025)       (14,003)
Income tax (benefit) expense                (7,198)        (1,067)         3,223           (258)        (5,300)
                                         ---------      ---------      ---------      ---------      ---------
Net (loss) income                        $ (14,295)     $  (4,415)     $  10,774      $    (767)     $  (8,703)
                                         =========      =========      =========      =========      =========

                              INTERMET Corporation

9.   SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)


                                                              As of December 31, 2002
                                         ----------------------------------------------------------------------
                                                        Combined       Combined
                                                        Guarantor    Non-Guarantor
                                          Parent      Subsidiaries   Subsidiaries   Eliminations   Consolidated
                                         ----------------------------------------------------------------------
                                                             (in thousands of dollars)
BALANCE SHEET DATA
ASSETS
Current assets:
    Cash and cash equivalents            $   1,122      $     167     $   2,009      $       -      $   3,298
    Accounts receivable, net                   162         63,336        23,281              -         86,779
    Inventories                                  -         57,376         8,139            (59)        65,456
    Other current assets                    21,291          2,901           682              1         24,875
                                         ---------      ---------     ---------      ---------      ---------
    Total current assets                    22,575        123,780        34,111            (58)       180,408
Property, plant and equipment, net           4,598        294,781        32,112            543        332,034
Other assets:
    Goodwill                                     -        217,016             -              -        217,016
    Other noncurrent assets                 18,749          3,867        10,581          1,443         34,640
    Intercompany, net                      (40,038)        63,759       (25,323)         1,602              -
    Investments in subsidiaries            592,765              -             -       (592,765)             -
                                         ---------      ---------     ---------      ---------      ---------
Total assets                             $ 598,649      $ 703,203     $  51,481      $(589,235)     $ 764,098
                                         =========      =========     =========      =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable                     $   2,462      $  63,399     $   5,337      $    (265)     $  70,933
    Accrued liabilities                     19,603         34,480        11,041             81         65,205
    Long-term debt due within one year         350          1,107           110              -          1,567
                                         ---------      ---------     ---------      ---------      ---------
    Total current liabilities               22,415         98,986        16,488           (184)       137,705
Long-term debt due after one year          240,350         37,974           212              -        278,536
Pension and other post-retirement
  benefits                                  70,812          6,759             -              -         77,571
Other noncurrent liabilities                 7,503          6,955        (2,488)           747         12,717
                                         ---------      ---------     ---------      ---------      ---------
    Total noncurrent liabilities           318,665         51,688        (2,276)           747        368,824
Shareholders' equity                       257,569        552,529        37,269       (589,798)       257,569
                                         ---------      ---------     ---------      ---------      ---------
Total liabilities and shareholders'
  equity                                 $ 598,649      $ 703,203     $  51,481      $(589,235)     $ 764,098
                                         =========      =========     =========      =========      =========

                              INTERMET Corporation

9.   SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

                                                              As of December 31, 2001
                                         ----------------------------------------------------------------------
                                                        Combined       Combined
                                                        Guarantor    Non-Guarantor
                                           Parent     Subsidiaries   Subsidiaries   Eliminations   Consolidated
                                         ---------    ------------   -------------  ------------   ------------
                                                              (in thousands of dollars)
BALANCE SHEET DATA
ASSETS
Current assets:
    Cash and cash equivalents            $   2,328     $     466      $  11,072      $       -      $  13,866
    Accounts receivable, net                   820        90,487         20,733              -        112,040
    Inventories                                  -        64,758          7,158            (59)        71,857
    Other current assets                    27,086         2,414            639              1         30,140
                                         ---------     ---------      ---------      ---------      ---------
    Total current assets                    30,234       158,125         39,602            (58)       227,903
Property, plant and equipment, net           3,971       335,448         30,757            580        370,756
Other assets:
    Goodwill                                     -       217,016              -              -        217,016
    Other noncurrent assets                 12,922         5,053          6,889              -         24,864
    Intercompany, net                       44,352       (26,627)       (20,770)         3,045              -
    Investments in subsidiaries            575,249             -              -       (575,249)             -
                                         ---------     ---------      ---------      ---------      ---------
Total assets                             $ 666,728     $ 689,015      $  56,478      $(571,682)     $ 840,539
                                         =========     =========      =========      =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable                     $   1,621     $  73,796      $   6,498      $    (671)     $  81,244
    Accrued liabilities                     26,454        27,248         12,414            487         66,603
    Long-term debt due within one year     171,750         1,084            518              -        173,352
                                         ---------     ---------      ---------      ---------      ---------
    Total current liabilities              199,825       102,128         19,430           (184)       321,199
Long-term debt due after one year          148,000        39,097          2,973              -        190,070
Pension and other post-retirement
  benefits                                  54,824         5,759              -              -         60,583
Other noncurrent liabilities                10,799         7,160         (3,299)           747         15,407
                                         ---------     ---------      ---------      ---------      ---------
    Total noncurrent liabilities           213,623        52,016           (326)           747        266,060
Shareholders' equity                       253,280       534,871         37,374       (572,245)       253,280
                                         ---------     ---------      ---------      ---------      ---------
Total liabilities and shareholders'
  equity                                 $ 666,728     $ 689,015      $  56,478      $(571,682)     $ 840,539
                                         =========     =========      =========      =========      =========

                              INTERMET Corporation

9.   SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

                                                                    Year ended December 31, 2002
                                              ----------------------------------------------------------------------------------
                                                              Combined        Combined
                                                              Guarantor     Non-Guarantor
                                                Parent      Subsidiaries    Subsidiaries   Eliminations   Consolidated
                                               ---------    ------------    -------------  ------------   ------------
                                                                      (in thousands of dollars)
CASH FLOW DATA
Net cash provided by (used in) operating
   activities                                  $  92,225      $   7,177      $ (10,027)     $       -      $  89,375
Investing activities:
  Additions to property, plant and equipment      (1,714)        (6,376)        (1,355)             -         (9,445)
                                               ---------      ---------      ---------      ---------      ---------
Net cash used in investing activities             (1,714)        (6,376)        (1,355)             -         (9,445)

Financing activities:
  Net decrease in revolving credit facility      (85,000)             -              -              -        (85,000)
  Proceeds from debt offering                    175,000              -              -              -        175,000
  Payments of long-term debt                    (171,750)             -              -              -       (171,750)
  Net decrease in other debt                        (244)        (1,100)          (302)             -         (1,646)
  Payment of debt issuance costs                  (6,022)             -              -              -         (6,022)
  Dividends paid                                  (4,075)             -              -              -         (4,075)
  Issuance of common stock                           374              -              -              -            374
                                               ---------      ---------      ---------      ---------      ---------
Net cash used in financing activities            (91,717)        (1,100)          (302)             -        (93,119)
Effect of exchange rate changes on cash and
   cash equivalents                                    -              -          2,621              -          2,621
                                               ---------      ---------      ---------      ---------      ---------
Net decrease in cash and cash equivalents      $  (1,206)     $    (299)     $  (9,063)     $       -      $ (10,568)
                                               =========      =========      =========      =========      =========


                              INTERMET Corporation

9.   SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

                                                               Year ended December 31, 2001
                                             ---------------------------------------------------------------------
                                                            Combined       Combined
                                                            Guarantor    Non-Guarantor
                                              Parent      Subsidiaries   Subsidiaries   Eliminations  Consolidated
                                             ---------    ------------   -------------  ------------  ------------
                                                                    (in thousands of dollars)
CASH FLOWS DATA
Net cash provided by operating activities    $  29,320      $  28,159      $  14,115      $      -     $  71,594

Investing activities:
  Additions to property, plant and
   equipment                                      (456)       (27,644)        (8,268)            -       (36,368)
  Proceeds from insurance for replacement
   of property, plant and equipment                  -              -          3,389             -         3,389
  Additions to property, plant and
   equipment covered by insurance                    -              -         (3,389)            -        (3,389)
                                             ---------      ---------      ---------      --------     ---------
Net cash used in investing activities             (456)       (27,644)        (8,268)            -       (36,368)

Financing activities:
 Net increase in revolving credit facility       9,000              -              -             -         9,000
  Proceeds from term loan                      182,750              -              -             -       182,750
  Repayments of term loans                    (211,000)             -              -             -      (211,000)
  Net decrease in other debt                   (15,175)        (1,149)          (170)            -       (16,494)
  Dividends paid                                (3,183)             -              -             -        (3,183)
  Purchase of common stock                        (349)             -              -             -          (349)
                                             ---------      ---------      ---------      --------     ---------
Net cash used in financing activities          (37,957)        (1,149)          (170)            -       (39.276)
Effect of exchange rate changes on cash
   and cash equivalents                              -              -         (1,821)            -        (1,821)
                                             ---------      ---------      ---------      --------     ---------
Net (decrease) increase in cash and cash
equivalents                                  $  (9,093)     $    (634)     $   3,856      $      -     $  (5,871)
                                             =========      =========      =========      ========     =========

                              INTERMET Corporation

10.  STOCK COMPENSATION

We have executive stock option and incentive award plans ("Employee Plans") and a directors stock option plan ("Directors Plan"). The Employee Plans permit the grant of options and restricted shares for up to 3,000,000 shares of common stock. The Directors Plan permits the grant of options to purchase up to 150,000 shares of common stock. Options granted under the Employee Plans vest over a four-year period. Options under the Directors Plan are exercisable at the grant date. The exercise prices of options issued under Employee Plans and Directors Plan are equal to the fair values of the common stock at the option grant date. Certain options also remain outstanding from prior stock option plans. At December 31, 2002, options for 1,141,248 shares were exercisable, while 1,133,633 of the Employee Plans options and restricted shares and 37,000 Directors Plan options were available for future grant.

We apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for the stock option plans. Accordingly, we have not recognized compensation expense for our stock option plans.

The fair values of our stock options presented in Note 1 were estimated as of the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2001 and 2000:


                                  2002           2001            2000
                                 -------        -------         -------
Risk-free interest rate            3.00%          2.50%           4.75%
Dividend yield                     1.00%          1.00%           1.00%
Volatility                         0.769          0.480           0.831
Expected life                    6 years        6 years         6 years

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

                              INTERMET Corporation

10.  STOCK COMPENSATION (CONTINUED)

A summary of our stock option activity for the three years ended December 31, 2002, is as follows:

                                                                            Weighted
                                                      Number of              Average               Exercise
                                                       Options           Exercise Price           Price Range
                                                   ----------------     -----------------     -------------------
     Outstanding at January 1, 2000                     1,449,550               $13.76
        Granted                                           502,250                 6.76            $6.34 - $8.94
        Exercised                                        (26,000)                 7.75              7.25 - 8.56
        Forfeited                                       (401,750)                13.86             9.00 - 18.06
                                                   ----------------
     Outstanding at December 31, 2000                   1,524,050               $11.31             5.69 - 19.38
                                                   ================

     Exercisable at December 31, 2000                     772,358               $12.69

     Weighted average fair value of
     options granted during 2000                                                 $6.87

     Outstanding at January 1, 2001                     1,524,050               $11.31
        Granted                                           462,300                 3.54            $3.37 - $5.04
        Exercised                                               -                    -                        -
        Forfeited                                       (320,500)                10.30             3.37 - 18.06
                                                   ----------------
     Outstanding at December 31, 2001                   1,665,850                $9.54             3.37 - 19.38
                                                   ================

     Exercisable at December 31, 2001                     899,230               $11.94

     Weighted average fair value of
     options granted during 2001                                                 $1.51

     Outstanding at January 1, 2002                     1,665,850                $9.54
        Granted                                           175,000                 5.07            $4.20 - $8.39
        Exercised                                        (19,750)                 9.67             8.66 - 11.20
        Forfeited                                        (80,125)                 5.41             3.44 - 18.06
                                                   ----------------
     Outstanding at December 31, 2002                   1,740,975                $9.27             3.38 - 19.38
                                                   ================

     Exercisable at December 31, 2002                   1,141,248               $11.25

     Weighted average fair value of
     options granted during 2002                                                 $3.03

                              INTERMET Corporation

10.  STOCK COMPENSATION (CONTINUED)

The following table summarizes information about options outstanding as of December 31, 2002:

                                         Options Outstanding                        Options Exercisable
                           ------------------------------------------------    ------------------------------
                                            Weighted-Average
                                               Remaining         Weighted-                        Weighted-
                                              Contractual         Average                         Average
  Range of Exercise            Number             Life           Exercise         Number          Exercise
        Price               Outstanding        (in years)         Price         Exercisable         Price
----------------------     --------------    --------------    ------------    --------------    ------------
  $0.00 - $9.68               1,079,725          6.9           $ 5.85               520,750        $ 6.90
   9.69 - 19.38                 661,250          4.6            14.86               620,498         14.90
                           --------------                                      --------------
                               1,740,975                                           1,141,248
                           ==============                                      ==============

We have an Employee Stock Ownership Plan and Trust ("ESOP") for some of our United States employees who are not covered by collective bargaining agreements. The ESOP requires that we make contributions equal to 3% of the annual compensation of the ESOP participants. We may, at our discretion, make additional contributions within specified limits. Costs recognized as ESOP expenses were $615,000, $554,000, and $1,020,000 in 2002, 2001 and 2000,
respectively.

On October 6, 1995, our Board of Directors declared a dividend of one right for each share of INTERMET common stock held of record at the close of business on October 17, 1995, pursuant to a Shareholder Protection Rights Agreement dated October 6, 1995. The rights generally are not exercisable until 10 days after an announcement by us that a person, as defined (excluding, with certain limitations, certain holders of 10% or more of our common stock who do not acquire additional shares, any of our ESOPs or benefit plans, and INTERMET or any of its wholly-owned subsidiaries), has acquired 10% of our common stock or announces a tender offer that could result in the ownership of 10% or more of our common stock. Each right, should it become exercisable, will entitle the owner to buy 1/100th of a share of Participating Preferred Stock, a new series of our preferred stock, at an exercise price of $40. On October 16, 1997, we amended the rights agreement to provide that certain institutional investors who own in excess of 10%, but less than 15% of our common stock, are not "Acquiring Persons" as defined by the rights agreement.

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

In February 2001 our Board of Directors adopted a Restricted Share Unit Award Plan for certain key executives. Under this plan, eligible executives were entitled to surrender all or a portion of the bonuses they earned under our 2000 profit sharing plan in exchange for an award of Restricted Share Units. The number of shares awarded under this program will be matched one for one if the employee remains with the company for two years from the award date.

                              INTERMET Corporation

11.  COMMITMENTS AND CONTINGENCIES

Future minimum rental payments required under building and equipment operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2002 are as follows:


     (In thousands of dollars)
     2003                               $3,609
     2004                                2,348
     2005                                1,505
     2006                                  389
     2007                                  265
     Thereafter                             33
                                     -----------
     Total                              $8,149
                                     ===========

Total rental expense under operating leases aggregated $5,464,000, $6,046,000, and $5,059,000 in 2002, 2001 and 2000, respectively.

At December 31, 2002, we had commitments to purchase capital equipment of approximately $4.0 million in the aggregate.

Fifty-one percent of the domestic labor force is covered by collective bargaining agreements, and 18 percent of the domestic labor force is covered by collective bargaining agreements that will expire within one year.

On March 14, 2002, we entered into a Consent Order with the U.S. Environmental Protection Agency ("USEPA"), which will require investigation of the nature and extent of any hazardous waste disposed of at our Radford, Virginia, facilities. We have entered into this Consent Order in connection with the USEPA's Corrective Action Program. The Corrective Action Program is being undertaken on a nationwide basis by USEPA pursuant to the Resource Conservation and Recovery Act of 1976. The Corrective Action Program requires facilities that have historically generated or handled hazardous waste to determine whether those activities have or could adversely affect groundwater or human health. Because we historically disposed of waste material at this site, it is possible that fines or penalties could be assessed, or that remedial action could be required, with respect to that on-site disposal. At this time we cannot predict the amount of potential fines or penalties or the cost of remedial action, if any.

On March 5, 2000, we suffered a catastrophic accidental explosion and fire at our New River Foundry, located in Radford, Virginia. Three employees were fatally injured and others were injured, several seriously. On March 2, 2002, the representatives of the three deceased employees, and three of the injured employees, filed six separate lawsuits seeking damages from us and others in the Circuit Court for the City of Radford, Virginia. It is also possible that one or more of the other defendants in these cases might assert cross-claims against us. On December 11, 2002, five of the six cases were dismissed by the court. We have both primary and excess liability insurance policies covering potential liability to employees and others and believe that we are adequately insured against any likely liability for the deaths or injuries arising out of this incident. However, if we were held to be liable in these cases, and if our insurance policies did not provide coverage for the damages, the amounts that could be incurred could be material.

Some of our subsidiaries have been named as potentially responsible parties liable for cleanup of known environmental conditions. For known environmental situations, we, with the assistance of environmental engineers and consultants, have recorded reserves to cover estimated undiscounted future environmental expenditures. Environmental reserves at December 31, 2002 and 2001, were $5,845,000 and $5,344,000, respectively. We also have corrective action plans and/or preventive environmental projects to ensure the safe and lawful operation of our facilities. There could exist, however, more extensive or unknown environmental situations at existing or previously owned businesses for which the future cost is not known or exceeds amounts accrued at December 31, 2002.

                              INTERMET Corporation

11.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

We are subject to federal, state, local and foreign environmental laws and regulations concerning, among other things, air emissions, effluent discharges, storage treatment and disposal of hazardous materials and remediation of contaminated soil and groundwater. At some of our industrial sites, hazardous materials have been managed for many years. Consequently, we are subject to various environmental laws that impose compliance obligations and can create liability for historical releases of hazardous substances. It is likely that we will be subject to increasingly stringent environmental standards in the future (including Maximum Achievable Control Technology standards for our industry and other requirements under the Clean Air Act Amendments of 1990, storm-water permit programs and toxic use reduction programs) and that we will be required to make additional expenditures, which could be significant, relating to environmental matters on an ongoing basis. As discussed below, we will be required to incur significant costs to bring our Radford foundry into compliance with applicable clean air regulations, and may be required to implement corrective action for any contamination of soil and groundwater at the Radford site.

We also have current and former operating entities (for which we may be responsible) that are potentially responsible for cleanup of known environmental sites. These include third-party-owned sites, as well as sites that are currently owned, or formerly owned, by us or our subsidiaries. For known environmental sites, we, with the assistance of environmental engineers and consultants, have accrued $5.8 million to cover estimated future environmental expenditures. This amount includes a $3.4 million escrow account acquired as a part of the acquisition of Ganton Technologies in 1999 that is being used to fund the clean-up of an inactive property located in Addison, Illinois. There can be no assurance, however, that costs in excess of these accruals will not be incurred, or that unknown conditions will not be discovered that result in material expenditures by us for environmental matters. In addition to these recurring and anticipated expenditures, the 1990 amendments to the Federal Clean Air Act and regulations promulgated thereunder are expected to have a major impact on the compliance cost of many U.S. companies, including foundries of the type we own. Until federal and state governments adopt final regulations, including Maximum Achievable Control Technology standards for our industry, and until we are able to evaluate necessary control measures, it is not possible to estimate these costs.

On June 14, 2000, the Virginia Department of Environmental Quality issued a new air emissions permit for our Radford foundry which, as amended on July 23, 2002, requires that new air emission controls be installed in the Radford foundry and be operational by December 31, 2004. Our best current estimates are that the cost of these new emission controls will be in the range of $3 to $5 million, although the cost could be substantially higher than our estimates. We are evaluating the future business prospects for the Radford foundry in light of this required capital investment.

We are also a party to a number of other legal proceedings associated with environment, employment, commercial, product liability and other matters in the ordinary course of our business. We do not believe that product liability such pending or threatened legal proceedings to which we are a party, or to which any of our property is subject, will have a material adverse effect on our consolidated financial position or results of operations or liquidity, taken as a whole. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions related to these proceedings.

                              INTERMET Corporation

12.  RETIREMENT PLANS AND BENEFITS

We maintain four noncontributory defined benefit pension plans for certain U.S. employees covered by collective bargaining agreements. The benefits are based on years of service. Additionally, we maintain two non-contributory defined benefit pension plans for certain U.S. salaried and non-union hourly employees. The benefits are based on final average compensation. Our policy is to fund amounts as required under applicable laws and regulations. In addition to providing pension benefits, we provide health care and life insurance benefits to certain retired U.S. employees and their dependents. Certain salaried employees can become eligible for retiree health care benefits at age 55, depending on years of service. Certain hourly employees currently can become eligible for retiree health care benefits at age 60, depending on years of service. Retirees receive substantially the same health care benefits as active employees. The medical plans generally pay most medical expenses less deductible and co-pay amounts. Salaried and hourly employees also contribute to the cost of dependent coverage. Certain salaried employee coverage converts to a Medicare supplement at age 65, while most hourly employee coverage ceases at age 65.


                                                                            Years ended December 31,
                                                                Pension Benefits             Other Post-Retirement Benefits
                                                                ----------------             ------------------------------
                                                             2002              2001              2002              2001
                                                             ----              ----              ----              ----
                                                                             (in thousands of dollars)
Change in benefit obligation:
Benefit obligation at beginning of year                    $  81,195         $  73,546         $ 40,870           $ 35,545
Service cost - benefits earned during the year                 1,922             2,109              973                899
Interest cost on benefit obligation                            5,966             5,747            2,925              2,701
Amendments                                                         -               667              142                181
Actuarial losses                                               5,391             2,495            2,177              5,238
Benefits paid                                                (3,646)           (3,369)          (3,652)            (3,694)
                                                        ---------------------------------------------------------------------
Benefit obligation at end of year                          $  90,828         $  81,195         $ 43,435           $ 40,870
                                                        ---------------------------------------------------------------------

Change in plan assets:
Fair value of plan assets at beginning of year             $  66,650         $  73,695
Actual return on plan assets                                 (5,890)           (5,371)
Company contributions                                          1,783             1,695
Benefits paid                                                (3,646)           (3,369)
                                                        ----------------------------------
Fair value of plan assets at end of year                   $  58,897         $  66,650
                                                        ----------------------------------

Funded status of the plan (under-funded)                   $(31,931)         $(14,545)         $ (43,435)         $ (40,870)
Unrecognized net actuarial losses (gains)                     28,767            10,982            (3,037)            (5,659)
Unrecognized transition obligation                                58                15                  -                  -
Unrecognized prior service cost                                5,849             6,604                271                126
                                                        ---------------------------------------------------------------------
Prepaid (accrued) benefit cost                             $   2,743         $   3,056         $ (46,201)         $ (46,403)
                                                        =====================================================================

There was no amendment to pension plans in 2002. In 2001, an amendment to increase the level of pension benefits earned caused an increase in the projected benefit obligation of $0.7 million and pension expense of $0.1 million. In 2000, an amendment to increase the level of pension benefits earned caused an increase in the projected benefit obligation of $4.9 million and pension expense of $1.1 million.

At September 30 of each year, we determine the discount rate to be used to discount plan liabilities. The discount rate used in determining the actuarial present value of the projected benefit obligations was 6.75%, 7.50%, and 8.00% in 2002, 2001 and 2000, respectively. The expected long-term rate of return on plan assets used in determining net pension expense was 8.75%, 9.5%, and 9.5% in 2002, 2001, and 2000 respectively. Plan assets consist of publicly traded stocks and bonds, cash equivalents and insurance contracts.

                              INTERMET Corporation

12.  RETIREMENT PLANS AND BENEFITS (CONTINUED)

                                                                      Years ended December 31
                                              ----------------------------------------------------------------------------
                                                       Pension Benefits               Other Post-Retirement Benefits
                                              --------------------------------------
                                                2002          2001         2000         2002         2001       2000
                                                ----          ----         ----         ----         ----       ----
Components of net periodic cost:                                      (in thousands of dollars)
   Service cost - benefits earned during
      the year                                    $ 1,922      $ 2,109     $ 1,904       $  973       $  899     $   816
   Interest cost on benefit obligation              5,966        5,747       5,151        2,925        2,701       2,673
   Expected return on plan assets                 (6,120)      (6,275)     (6,465)            -            -           -
   Amortization of prior service
      cost and net transition obligation              389          107       (119)          (2)         (13)        (13)
   Recognized net actuarial gain                        -            -           -        (445)        (992)     (1,091)
                                              ------------- ------------ ----------- ------------ ------------ -----------
Net periodic cost                                 $ 2,157      $ 1,688      $  471       $3,451       $2,595     $ 2,385
                                              ============= ============ =========== ============ ============ ===========

The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 9.00% to 12.00% in 2002, declining by 1.00% per year to an ultimate rate of 5.00% for the applicable employee age groups. The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

                                                                             One Percentage    One Percentage
                                                                             Point Increase    Point Decrease
                                                                             --------------    --------------
                                                                                 (in thousands of dollars)
Effect on total service and interest cost components in 2002                       $   284         $   (248)
Effect on post-retirement benefit obligation as of December 31, 2002               $ 2,688         $ (2,401)

Amounts recognized for pension benefits in the consolidated balance sheets consist of:

                                                                    December 31,
                                                              2002               2001
                                                          ----------------    --------------
                                                               (in thousands of dollars)
    Prepaid benefit cost                                      $  4,815          $  4,315
    Accrued benefit liability                                 (36,184)          (18,478)
    Intangible asset                                             5,849             6,619
    Accumulated other comprehensive income, pretax              28,263            10,600
                                                          ----------------    --------------
    Net amount recognized                                     $  2,743          $  3,056
                                                          ================    ==============

At December 31, 2002, all of our pension plans had accumulated benefit obligations in excess of plan assets (underfunded plans).

We also maintain several defined contribution plans for certain salaried employees, hourly employees covered by collective bargaining agreements, and non-union hourly employees. All of the plans allow participants to make pretax contributions as a percentage of their compensation. We contribute a specified percentage of the annual compensation of participants of some of the plans. Certain plans provide a matching contribution on employees' pretax contribution to a specified limit. Some plans provide for contributions based on hours worked by each employee; other plans provide for profit-sharing contributions or other base contributions. Costs recognized as expenses to these plans, excluding ESOP expenses, totaled $2,414,000, $2,065,000, and $2,509,000 in 2002, 2001 and 2000,
respectively.

                              INTERMET Corporation

13.  INCOME TAXES

The provision for income taxes consists of the following:

                                    Years ended December 31,
                          2002               2001              2000
                     --------------     --------------    --------------
                                  (in thousands of dollars)
     Current:
        Federal           $     -           $(6,364)           $10,086
        State                 367              1,506             3,233
        Foreign               739              3,644             8,413
                     --------------     --------------    --------------
                            1,106            (1,214)            21,732
     Deferred:
        Federal               683            (4,247)            11,644
        State               (135)                161             2,815
        Foreign                 -                  -                 -
                     --------------     --------------    --------------
                              548            (4,086)            14,459
                     --------------     --------------    --------------
     Totals               $ 1,654           $(5,300)           $36,191
                     ==============     ==============    ==============

We paid federal income taxes of approximately $1,100,000, $0, and $15,000,000 in 2002, 2001, and 2000, respectively.

The provision for income taxes differs from the amount computed using the statutory U.S. federal income tax rate for the following reasons:


                                                                                Years ended December 31,
                                                                           2002            2001            2000
                                                                       ------------    ------------    -------------
                                                                               (in thousands of dollars)
Provision for income taxes (benefits) at U.S. statutory rate               $3,773        ($4,901)         $26,985
Tax exempt income                                                               -               -           (335)
Foreign operations                                                            573         (1,658)           (531)
Utilization of credits and credit carryforwards                           (3,065)               -               -
State income taxes, net of federal income tax benefits                        579             979           2,641
Non-deductible goodwill amortization and write-off                              -           1,613           8,573
Other                                                                       (206)         (1,333)         (1,142)
                                                                       ------------    ------------    -------------
Totals                                                                    $1,654         ($5,300)         $36,191
                                                                       ============    ============    =============

                              INTERMET Corporation

13. INCOME TAXES (CONTINUED)

The components of the Company's net deferred income tax assets at December 31, 2002 and 2001 are as follows:

                                                                             2002              2001
                                                                          -------------    --------------
                                                                            (in thousands of dollars)
Compensation and benefit items                                               $ 37,003          $ 29,810
Operating loss, capital loss, foreign tax credit and Alternative
  Minimum Tax credit carryforwards                                              9,641             9,030
Impairment and shutdown costs                                                   3,272             3,785
Deductible goodwill                                                             2,512             2,188
Other temporary differences                                                    23,362            28,066
                                                                          -------------    --------------
Gross deferred tax assets                                                      75,790            72,879
Valuation allowance                                                              (50)              (50)
                                                                          -------------    --------------
Deferred tax assets                                                            75,740            72,829

Depreciation and related items                                               (47,431)          (48,528)
Other temporary differences                                                   (5,549)           (1,446)
                                                                          -------------    --------------
Gross deferred tax liabilities                                               (52,980)          (49,974)
                                                                          -------------    --------------

Net deferred tax assets                                                      $ 22,760          $ 22,855
                                                                          =============    ==============

During 2002, we generated a foreign tax credit of $2,586,000; $2,000,000 of which was used in the current year. There is no valuation allowance for the accumulated foreign tax credit of $6.0 million since we project both sufficient foreign source income and sufficient U.S. tax liabilities to fully utilize this credit before its expiration date in 2007. We also expect to fully realize the remaining net deferred tax assets of $16.8 million based on our estimates of future taxable income.

                              INTERMET Corporation

14.  GEOGRAPHIC AREA AND MAJOR CUSTOMER INFORMATION

The following is a breakout of sales, operating profit, net income and assets based on geographic locations as of and for years ended December 31, 2002, 2001 and 2000. We operate in North America and have international operations in Europe, mainly Germany.

                                             For the years ended December 31,
                                             2002         2001          2000
                                          ----------   ----------    ----------
                                                (in thousands of dollars)
Net sales:
  North America                           $  726,982   $  753,187    $  943,371
  Europe                                      87,950       89,986        95,473
                                          ----------   ----------    ----------
Total net sales                           $  814,932   $  843,173    $1,038,844
                                          ==========   ==========    ==========

Operating profit:
  North America                           $   33,263   $    1,641    $   72,409
  Europe                                       3,438       10,950        16,283
                                          ----------   ----------    ----------
Total operating profit                    $   36,701   $   12,591    $   88,692
                                          ==========   ==========    ==========

Income (loss) before income taxes:
  North America                           $    6,017   $  (28,352)   $   50,892
  Europe                                       4,762       14,349        26,207
                                          ----------   ----------    ----------
Total income (loss) before income taxes   $   10,779   $  (14,003)   $   77,099
                                          ==========   ==========    ==========

                                                   As of December 31,
                                             2002         2001          2000
                                          ----------   ----------    ----------
Assets:
  North America                           $  683,775   $  764,903    $  841,016
  Europe                                      80,323       75,636        77,780
                                          ----------   ----------    ----------
Total assets                              $  764,098   $  840,539    $  918,796
                                          ==========   ==========    ==========


Net sales to customers exceeding 10% of consolidated net sales in 2002, 2001 or 2000, and other major customers, were as follows (as a percentage of consolidated net sales):

                              2002          2001         2000
                            ---------     ---------    ----------
     Customer:
       DaimlerChrysler            20%           21%          18%
       Delphi                     13%            9%           8%
       Ford                       11%           11%          11%
       General Motors              7%            6%           6%
       Visteon                     6%            6%           7%
       PBR Automotive              5%            4%           3%

                              INTERMET Corporation

15.  EARNINGS PER SHARE

Earnings per share are computed as follows:

                                                 Years ended December 31,
                                                2002      2001       2000
                                               -------   -------    -------
                                                  (in thousands, except
                                                      per share data)
Numerator:
  Net income (loss)                            $ 9,003   $(8,703)   $40,908
                                               =======   =======    =======

Denominator:
  Denominator for basic earnings per
     share - weighted average shares            25,441    25,359     25,362

  Effect of dilutive securities:
     Employee stock options and unearned
     restricted stock                              437         -         76
                                               -------   -------    -------
  Denominator for diluted earnings per share
     - adjusted weighted average shares and
     assumed conversions                        25,878    25,359     25,438
                                               =======   =======    =======

Net income (loss) per common share - basic     $  0.35   $ (0.34)   $  1.61
                                               =======   =======    =======

Net income (loss) per common share -
assuming dilution                              $  0.35   $ (0.34)   $  1.61
                                               =======   =======    =======

Dilutive earnings per share reflect the assumed exercise of stock options and unearned restricted stock.

                              INTERMET Corporation

16.  QUARTERLY DATA AND SHARE INFORMATION (UNAUDITED)

     The following is a summary of the quarterly results of operations for the years ended December 31, 2002 and 2001.

                                                                                 Three months ended
                                                              ----------------------------------------------------------
                                                              March 31         June 30       September 30    December 31
                                                              --------         -------       ------------    -----------
                                                                   (in thousands of dollars, except per share data)
   2002
   Net sales                                                  $206,096        $217,958         $196,564        $194,314
   Gross profit                                                 20,519          22,945           12,046          14,653
   Net income (loss) before extraordinary item(1)
     and cumulative effect of a change in
     accounting principle(2)                                     4,355           5,353          (1,013)             430
   Net income (loss)                                             4,836           4,750          (1,013)             430
   Net income (loss) before extraordinary item(1)
     and cumulative effect of a change in
     accounting principle(2) per common share
   -  Basic                                                       0.17            0.21           (0.04)            0.02
   -  Diluted                                                     0.17            0.20           (0.04)            0.02
   Net income (loss) per common share
   -  Basic                                                       0.19            0.19           (0.04)            0.02
   -  Diluted                                                     0.19            0.18           (0.04)            0.02
   Share prices (Nasdaq) (3)
   -  High                                                       7.100          11.800           11.240           5.590
   -  Low                                                        3.120           7.080            4.500           3.150

   2001(4)
   Net sales                                                  $223,732        $227,997         $197,264        $194,180
   Gross profit                                                 17,345          21,806           12,050          10,322
   Net income (loss)                                               800           2,865          (3,405)         (8,963)
   Net income (loss) per common share
   -  Basic                                                       0.03            0.11           (0.13)          (0.35)
   -  Diluted                                                     0.03            0.11           (0.13)          (0.35)
   Share prices (Nasdaq) (3)
   -  High                                                       4.625           5.810            5.900           4.010
   -  Low                                                        2.500           3.000            2.800           2.510

     (1) During the second quarter of 2002, we completed a senior note offering of $175 million. The net proceeds of the senior note offering were used to pay off the remaining balance of the bank term loan ($161.7 million) and for working capital purposes. Unamortized financing costs of $927,000 were written off as a result of the extinguishment of debt. The net of tax amount of $603,000 was reported as an extraordinary item.

     (2) During the first quarter of 2002, we adopted SFAS No. 142. As required under SFAS No. 142, we wrote off negative goodwill of $481,000, net of taxes, as a cumulative effect of a change in accounting principle. In addition, goodwill is no longer amortized since January 1, 2002.

     (3) The above share price information represents inter-dealer transactions in the Nasdaq National Market (Nasdaq) without detail markup, markdown or commission.

     (4) Certain 2001 data are different from the amounts previously reported on respective 2001 form 10-Q. See 2001 annual report for the reconciliations of the restated amounts with those previously reported and the reasons for the differences.

Third- and fourth-quarter sales are usually lower than the first- and second-quarter sales due to plant closings by automotive manufacturers for vacations and model changeovers.

                              INTERMET Corporation

17.  DERIVATIVE FINANCIAL INSTRUMENTS

Under our risk management policy, the use of derivatives for managing risk is confined to hedging the exposure related to variable rate funding activities, hedging the foreign currency exposure of intercompany payables and receivables, and hedging purchase commitments relating to raw materials used in our production processes and related energy costs. Specifically, we review our liability structure on a recurring basis and make the determination as to whether our risk exposure should be adjusted using derivative instruments. We do not use derivative financial instruments for trading purposes.

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

The notional principal amount of this interest rate swap agreement is $50,000,000. We pay quarterly at a fixed interest rate of 6.468% with Scotia Capital, Inc. paying at the three-month LIBOR rate. The LIBOR rate for the most recent calculation period (October 24, 2002 through January 24, 2003) is 1.84%. We do not expect to terminate the swap prior to maturity. As of December 31, 2002, the fair value of the swap was approximately $2.1 million and has been recorded as "Other Noncurrent Liabilities" on the balance sheet.

We have designated this swap transaction as a cash flow hedge. The effectiveness of this hedge transaction is assessed using the short-cut method as it meets the criteria outlined in SFAS No. 133. The above hedge is considered to be perfectly effective; therefore, the entire change in the fair value of the derivative has been recorded in other comprehensive income, and no hedge ineffectiveness is recorded in earnings.

During 2002, we entered into foreign currency forward contracts to hedge our exposure to Euro denominated loans from our European operation. We have designated these forward contracts as fair value hedges.

                              INTERMET Corporation

18. INSURANCE CLAIMS

Neunkirchen Foundry

On May 20, 2000, our Neunkirchen Foundry suffered a fire that caused extensive damage. There were no injuries resulting from the accident but the Foundry was shut down for a period of approximately two weeks. As of December 31, 2000, the plant was fully operational with a few minor repairs remaining. The assets lost and the resulting business interruption were covered under the insurance policies we had in place for our Columbus Neunkirchen facility. As of December 31, 2000, we had reached final settlement with our insurance company for the expenses and lost profit related to this incident.

New River Foundry

On March 5, 2000, our New River Foundry suffered an explosion that shut down operations at the facility until November of 2000. On September 5, 2000, the Virginia Department of Labor and Industry issued citations of alleged violations for applicable health and safety requirements and assessed fines in the total amount of $0.8 million, which are included in "Other income, net" in the accompanying statements of operations. The rebuilding of our New River facility was completed in 2001. As of December 31, 2001, we reached final settlement with our insurance carriers related to the New River accident.

We received final settlements totaling $133.8 million from our insurance carriers, $30.6 million in 2001 and $103.2 million in 2000.

The settlement for the above two claims has been recorded as follows:

o For the year ended December 31, 2001, we recorded insurance recovery of approximately $13.4 million related to business interruption for a total over the two years of $41.7 million for the claims made in 2000 mentioned above. Business interruption recovery monies offset cost of sales.
o We incurred accident-related expenses in total of $53.4 million, comprised of $7.8 million in 2001 and $45.6 million in 2000. These expenses were offset by insurance recovery within cost of sales.
o We recorded a total of $37.8 million for the replacement of property, plant and equipment in 2001 and 2000. Of this amount, $3.2 million and $26.5 million have been recorded as gains in "Other income, net" in the accompanying statements of operations in 2001 and 2000, respectively.
o At December 31, 2001, approximately $0.2 million remained as deferred revenue and $0.9 million as accrued costs. No deferred revenue or accrued costs remained as of December 31, 2002.

                              INTERMET Corporation

19. RELATED PARTY TRANSACTIONS

We received management and technical support fees from PortCast-Fundicao Nodular, S.A. ("PortCast"), our 50% owned Portuguese joint venture, for providing administrative service and technical support to them. These fees are reviewed by PortCast and us annually. We also have outstanding interest-bearing loan and other receivables from PortCast, mainly comprising of management and technical support fees receivables and advances made to finance PortCast's operations. Interest rates on these loan and other receivables range from three-month European Interbank Offered Rate ("EURIBOR") plus 0.8% to three-month EURIBOR plus 1.0%.

The related party transactions with PortCast are summarized as follows:


                                             For the year ended December 31,
                                             -------------------------------
                                             2002          2001         2000
                                             ----          ----         ----
                                                (in thousands of dollars)
 Management fee                              $329          $319         $326
 Technical support fee                        427           480          422
 Interest income                              164           153          160

                                                    As of December 31,
                                                    ------------------
                                             2002          2001         2000
                                             ----          ----         ----
                                                (in thousands of dollars)
 Loan receivable                           $  812        $  691       $  475
 Other receivable                           4,144         2,756        2,763

There were no other material transactions with, or material balances due to or from, any other related party.

                         Report of Independent Auditors


The Board of Directors and Shareholders
INTERMET Corporation

We have audited the accompanying consolidated balance sheets of INTERMET Corporation as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also include the financial statement schedule included as item 15(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of INTERMET Corporation at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 5 to the consolidated financial statements, the Company adopted SFAS No. 142 Accounting for Goodwill and Other Intangible Assets in 2002.

/s/ Ernst & Young LLP
----------------------
Detroit, Michigan
January 30, 2003